Form 20-F
period 2024-03-31
J-Long Group Ltd
filed 2024-07-31
CIK 1948436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41901

J-LONG GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive offices)

Edwin Chun Yin Wong, Chief Executive Officer

Telephone: +852 3693 2110

Email: edwin.wong@j-long.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0000375	JL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

31,400,000 Ordinary Shares, $0.0000375 par value, at March 31, 2024

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us” and the “Company” refer to J-Long Group Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Stratum Star Limited (“Stratum Star”), incorporated in the British Virgin Islands; (ii) Alpine Eagle Limited (“Alpine Eagle”), incorporated in the British Virgin Islands; (iii) J-Long Limited (“JLHK”), incorporated in Hong Kong; and (iv) Sun Choice Enterprises Limited (“Sun Choice”), incorporated in Hong Kong. Stratum Star and Alpine Eagle are holding companies and do not conduct any business operations. JLHK is our sole Operating Subsidiary and conducts business operations in Hong Kong. Sun Choice does not currently conduct any business operations.

“Initial Public Offering” or “IPO” refers to the closing on January 26, 2024 of our initial public offering of 1,400,000 Ordinary Shares at a public offering price of $5.00 for total gross proceeds of $7,000,000.

References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “RMB” are to Chinese Renminbi and “HKD” or “HK$” are to Hong Kong dollars.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The Company is a holding company and we conduct all our operations in Hong Kong through our Operating Subsidiary, JLHK. Hong Kong is a special administrative region of the PRC. As such, we are subject to certain legal and operational risks associated with our operations in Hong Kong, including changes in the legal, political and economic policies of the PRC government, the relationship between China and the United States, and the fact that Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operation. We are aware that recently, the PRC government initiated a series of regulatory actions and new policies in certain areas to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity review and expanding the efforts in anti-monopoly enforcement. As of the date of this Annual Report, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with operations only in Hong Kong or in the apparel industry. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations and rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs regarding the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. Compliance with new laws, regulations and other government directives in the PRC may also be costly, and such compliance, any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity review and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what potential impact any such modified or new laws and regulations would have on our daily business operation or on our ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and JLHK in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from JLHK in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected and our Ordinary Shares could decrease in value or become worthless.

Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.

All of our operations are conducted in Hong Kong, a special administration region of China with its own governmental and legal system that is independent from mainland China. As a result, Hong Kong has its own distinct rules and regulations.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency, legal system, legislative system and people’s rights and freedom for fifty years from 1997. This agreement and given Hong Kong the freedom to function in a high degree of autonomy. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues to use the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in Hong Kong, who were of the view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to you.

By contrast, the PRC legal system is a civil law system based on written statutes unlike the common law system applicable in Hong Kong; therefore prior court decisions may be cited for reference but have limited precedential value.

Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in other jurisdictions available to you. In addition, the PRC’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, which could change at any time with little advance notice, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules, which could change at any time with little advance notice, are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause our Ordinary Shares to significantly decline in value or become worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On July 10, 2021, the CAC issued the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, among other things, in addition to “operator of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date as the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the draft Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the draft Provisions and Measures: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offerings and listings. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Companies that have already been listed on overseas stock exchanges or have obtained approval from overseas supervision administrations or stock exchanges for their offering and listing and that will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for their listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but that have not yet obtained approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

Based on the above mentioned, given that the operating income, total profit or net assets of the Company were not derived from PRC domestic companies, the majority of the Company’s business activities are not carried out in mainland China, its main place of business is located in Hong Kong, and the majority of its senior management team in charge of its business operations and management are not PRC citizens and do not have their usual place(s) of residence located in mainland China, our IPO was not deemed as a domestic enterprise that indirectly offers or lists securities on an overseas stock exchange, nor did it require filing or approval from the CSRC. Further, as of the date of this Annual Report, in respect of the Trial Measures and filing requirements, in the opinion of our directors and officers, we: (i) are not required to obtain permission from any PRC authorities (including those in Hong Kong) to issue our Ordinary Shares to investors; and (ii) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve of our Operating Subsidiaries’ operations. However, as the Trial Measures and the Guidance Rules and Notice were newly published and there existed uncertainty with respect to the implementation and interpretation of the principle of “substance over form,” it was highly uncertain whether our IPO and listing on the Nasdaq Capital Market would be deemed an “indirect overseas offering and listing by companies in mainland China” and subject to the filling procedures. If our IPO and listing had been deemed an “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we would have had to complete the filing procedures for our IPO and listing if: (i) we could not obtain the approval of our IPO and listing before the effective date of the Trial Measures; or (ii) we obtained the approval before the effective date of the Trial Measures but could not complete the overseas listing and our IPO before September 30, 2023. If we had been subject to the filing requirements, we could not have assured you that we would be able to complete such filings in a timely manner or even at all.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that: (i) JLHK, our sole Operating Subsidiary, is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure, or direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or any future offerings. Our belief is based on the following: (i) we do not believe that JLHK falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (ii) JLHK is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (iii) as of the date of this Annual Report, JLHK has neither collected nor stored personal information of any PRC individuals; (iv) all of the data JLHK has collected is stored in servers located in Hong Kong; (v) as of the date of this Annual Report, JLHK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review; and (vi) our business is involved in the apparel industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry.

As of the date of this Annual Report, our IPO in the United States was not subject to the review or prior approval of the CAC or the CSRC. However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of JLHK, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on the Nasdaq Capital Market or other foreign exchanges.

There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations and whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary JLHK, located in Hong Kong. If the Draft Rules Regarding Overseas Listings are adopted into law in the future and becomes applicable to JLHK if it is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to JLHK, the business operation of JLHK and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If JLHK becomes subject to the CAC or CSRC review, we cannot assure you that JLHK will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, JLHK may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The audit report included in this Annual Report was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ZH CPA, LLC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in the PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, ZH CPA, LLC is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in mainland China and Hong Kong prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the mainland China and Hong Kong. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of the mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause existing and potential investors in our Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC, and the PCAOB regarding the inspection of PCAOB registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market, and only permit them to list on the Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, our business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and will distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022.

In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation, and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, mainland China, or the global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our business is conducted in Hong Kong through our Operating Subsidiary JLHK, therefore, our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. As of March 31, 2024, the pegged rate of exchange remains at HK$7.80 to US$1.00. Future changes in the exchange rate between the Hong Kong dollar and the U.S. dollar may affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of pegging the Hong Kong dollar to the U.S. dollar will not be changed in the future. If the pegging system collapses and the Hong Kong dollar suffers devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operations are based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that began in 2019 are ongoing and were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail and real estate sectors have seen their sales decline.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong special administrative region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. In addition, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Business and Industry

We have not entered into long-term sales agreements with our customers and as we rely on demands from our major customers, our sales may fluctuate subject to our customers’ demands.

Our Operating Subsidiary, JLHK, does not enter into any long-term agreements with our customers, which mainly are comprised of owners of apparel brands, apparel manufacturers and local buying offices of apparel brands, and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Accordingly, the quantity of purchase orders that we receive from our customers may fluctuate from time to time which makes it difficult for us to project future purchase orders. Our success depends on receiving continuous purchase orders from our customers. If for any reason (including product quality or product price), our customers no longer place purchase orders with us at the same level or on similar terms as they have historically done, or at all, in the future (for example, in the event of a decrease in customers’ end products due to an economic downturn), or if purchasers remove us from their list of nominated suppliers to their manufacturers which can no longer purchase our products, and if we are unable to obtain purchase orders in substitution, or are unable to develop new customers, our business may be materially and adversely affected.

We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel.

As our major customers consist of outerwear and sportswear brands, uniform and safety workwear brands and fashion brands, we constantly work with our customers in analyzing the latest market trends and product design and development to stay abreast of emerging consumer preferences and to anticipate changes in fashion trends that will appeal to the consumers of our customers’ apparel products in order to remain competitive. We believe that our success is, to an important extent, attributable to the ability of our product design and development team and sales and marketing team to be responsive to changes in fashion trends for apparel and consumer preferences. Due to the highly subjective nature of fashion trends, we may be unable to capture or predict future fashion trends and to present potential applications of our products and materials to our customers in an appealing manner and our customers may choose to work with our competitors with market-sensitive designs or purchase materials or products from our competitors.

Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations.

Our profitability depends on the cost of procuring the materials and products from our materials suppliers and manufacturing services suppliers and increases for the price of the relevant raw materials may lead to an increase in price from our suppliers for our procurement of the materials and products. Since we generally do not enter into any long-term agreements with our materials suppliers and manufacturing services suppliers, there can be no assurance that they will not significantly increase our purchase price of materials or products in the future, in particular, upon the increase in the market price of or the market demand for such materials or products. While we typically price our products on a cost-plus basis and pass on increases in cost of materials and products to our customers, there can be no assurance that we will be able to pass on any increase in such costs to our customers in the future, in a timely manner or at all to avoid any adverse impacts on our profitability. Furthermore, the prices of these materials and products may be affected by factors beyond our control, including global demand for and supply of such materials and products, the outbreak and continuing spread of COVID-19, general economic condition, international trade barriers, and government price control measures.

We depend on a U.S. licensor for most of our products.

A significant portion of our products consists of reflective materials equipped with licensed performance labels owned by a US-based multinational conglomerate, such as 3M™ Scotchlite™. Some of these products are items that we tailor-make for our customers, and the remaining are products that we distribute on behalf of our U.S. licensor. As one of the authorized distributors of reflective materials from our U.S. licensor, we rely on the ability and efficiency of our U.S. licensor and its group companies to supply us the materials as they play an important role in our business. The U.S. licensor is our primary suppliers, and we have been their authorized distributor for a continuous period of approximately 25 years. Our role as distributor is governed by various distribution agreements, some with our U.S. licensor and others with its affiliates. The distribution agreements are not exclusive and terminable by either party with 30 days’ prior written notice or can be terminable unilaterally by written notice from our U.S. licensor if we are found to be in breach of the terms of the distribution agreements, including breach of obligations, covenants, warranties and representations owed to our U.S. licensor and its group companies which mainly include but not limited to, (i) failure to comply with the applicable laws and regulations; (ii) unauthorized use of the intellectual property rights of our U.S. licensor and its group companies; (iii) failure to maintain adequate liability insurance; (iv) distribution outside the authorized geographical territories. The terms of the distribution agreement executed with our U.S. licensor and its group companies ranges from one to three years. If our U.S. licensor and its group companies terminate their business relationship with us or if there are any unfavorable changes to our business arrangement, and if we are unable to locate an alternative supplier with comparable brand reputation and quality and on terms and prices equivalent to or better than the current business arrangements that are acceptable to our customers after such termination or expiry, or unable to replace the materials with other non-branded materials and products, it may adversely affect our business, results of operations and financial condition.

We depend on our suppliers for the timely delivery of large quantities of reliable quality materials.

Our material suppliers for reflective materials and products and heat transfers play a vital role in our business in that we rely on their ability and efficiency to supply large quantities of products to us for onward supply to our customers. Similarly, we also rely on our manufacturing services suppliers given the fact that they are responsible for the conversion process of our products. However, we generally did not enter into long-term agreements with our suppliers and most of our suppliers generally transacted with us on an order-by-order basis. Although our management monitors our business connection with our suppliers, there is no assurance that our suppliers will continue to supply products to us with desired quality and in required quantities, in a timely manner and on terms commercially acceptable to us.

It is also possible that our major suppliers may suffer financial or other difficulties, adversely affecting their ability to continue to supply products to us, which in turn could have an adverse effect on our business. In addition, we cannot guarantee that we will not have any material dispute with our major suppliers in the future in connection with the performance of a party’s obligations or the scope of a party’s responsibilities under the relevant supply agreement or terms of order. Hence, if we fail to maintain business relationships with our major suppliers, or to obtain supplies from alternative sources on a timely basis or on commercially reasonable terms, our ability to deliver our products to our customers on a timely basis or in the required quantities could be adversely affected, which would in turn have a material adverse effect on our business.

We are subject to risks relating to the warehousing of our products. If any of these risks materializes, our business, financial condition and results of operations could be materially and adversely affected.

Our office and warehouse and storage facilities are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. Furthermore, the leases for the office and warehouse and storage facilities we use could be challenged by third parties or government authorities, which may cause interruptions to our business operations. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to able to find suitable replacement sites at desirable locations on terms acceptable to accommodate our future growth on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. In addition, natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, typhoons, earthquakes, terrorist attacks and wars, could destroy any inventory located in these facilities and significantly impair our business operations.

We may not be able to meet the delivery schedule of our customers and may experience loss of revenue.

Once we accept purchase orders from our customers, we are committed to delivering our products to our customers within the agreed schedule. If a possible delay in delivery schedule is anticipated, due to transport and shipping disruptions, delay in the cargo consolidation process, disruptions in our suppliers’ operations such as equipment breakdowns, power failures, severe weather conditions or epidemic disease and/or other factors beyond our control, we would take proactive actions such as timely negotiation with our customers for adjusting schedule, making delivery by expedited methods. We may incur additional expenses or have to offer additional discounts to our customers as a result of such remedial measures. When such delays occur, we may also experience a loss of revenue and, in the worst-case scenario, our customers may cancel the purchase order. If such disruptions and/or delays occur frequently, our results of operations may be materially and adversely affected. As of the date of this Annual Report, we have not experienced any delay which led to material cancellation of orders from our customers.

We rely on our manufacturing services suppliers to convert and manufacture our products.

We do not own or operate any manufacturing operations to convert or produce our products. We rely on a list of manufacturing services suppliers that were approved by us and engage them for the production or conversion process. We have no long-term agreements with any of these manufacturing services suppliers and we compete with their other clients for production capacity. If we experience significant increase in demand, or if we need to replace an existing manufacturing supplier, we may be unable to locate additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any manufacturing supplier with sufficient capacity to meet our customer’s requirements or to fill our orders in a timely manner. Even if we can find new manufacturing services suppliers, we may encounter delays in production and added costs as a result of the time it takes for the new manufacturing services suppliers to adapt to our methods, products, logistic arrangements and quality control standards. Any delays, interruption, or increased costs in manufacture could have an adverse effect on our ability to meet customer demand and result in lower net revenue and income from operations both in the short and long term.

Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results.

Our business is substantially dependent on our relationship with our major suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the fiscal year ended March 31, 2024, three major suppliers accounted for approximately 20%, 29% and 11% of our total purchases. For the fiscal year ended March 31, 2023, four major suppliers accounted for approximately 24%, 22%, 11% and 10% of our total purchases. For the fiscal year ended March 31, 2024, three major suppliers accounted for approximately 32%, 17% and 13% of our total consolidated accounts payable. For the fiscal year ended March 31, 2023, four major suppliers accounted for approximately 34%, 18%, 11% and 10% of our total consolidated accounts payable. We generally do not enter into any long-term agreements with our suppliers, including our U.S. licensor and its group companies. Accordingly, there is no assurance that JLHK can maintain stable and long-term business relationships with any supplier, including our U.S. licensor and its group companies. Failure to maintain existing relationships with the suppliers and our U.S. licensor and its group companies or to establish new relationships in the future could negatively affect JLHK’s ability to obtain goods sold to customers in a price advantage and timely manner. If JLHK is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, JLHK may be unable to satisfy the orders from its customers. In addition, the distribution agreements we entered into with our U.S. licensor and its group subsidiaries provide that they can terminate such agreements by prior written notice with or without cause. If our U.S. licensor and its group subsidiaries terminate the agreements for whatever reasons, or if we fail to renew the distribution agreements with our U.S. licensor, we will have to source products from other suppliers who meet our selection requirements, and there is no assurance that we will be able to secure alternative and/or additional products of comparable or better quality or popularity, or on comparable or better commercial terms, or at all.

JLHK may be exposed to claims by third parties for infringement of intellectual property rights.

Some of the products distributed by JLHK are subject to intellectual property protection. In the event of disputes over the use of any intellectual property in our products, there is a risk that claims may be made against JLHK for intellectual property infringement. In addition, any protracted litigation will result in substantial costs and the diversion of resources and management’s attention.

The licensing of our intellectual property rights is subject to certain contractual limitations, and any disputes or disagreements arising between the owner of such rights and us could negatively impact our sales and prospects, which lead to the decline in our business profitability.

We are licensed and authorized by some of our suppliers and customers certain intellectual property rights such as product brands, trade names, trademarks and logo and our usage of these intellectual property rights may be subject to certain contractual limitations including prior consent of the owner of such intellectual property. As such, we may face claims of infringement of third parties’ intellectual proprietary rights and claims for indemnifications resulting from such infringement. In addition, our suppliers and customers may be unaware of intellectual property registrations or applications relating to their products and brands that may give rise to potential infringement claims against them. There may also be intellectual property rights granted to us by the relevant brand owners and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties. Any disputes or disagreements arising between us and the owner of such rights could negatively impact our sales and prospects, which lead to the decline in our business profitability.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how and similar intellectual property as critical to our success, and we rely on patents, trademarks, copyrights and trade secret law to protect our intellectual property rights. As of the date of this Annual Report, we own a trademark in Hong Kong. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business.

Our business depends on our ability to source and distribute products in a timely and cost-effective manner. As a result, we rely on the free flow of goods through open and operational ports worldwide and on a consistent basis from our materials suppliers and manufacturing services suppliers. Labor disputes and disruptions at various ports or at our materials suppliers or manufacturing services suppliers could create significant risks for our business, particularly if these disputes result in work slowdowns, decreased operations, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons. For example, COVID-19 has resulted in delays and disruptions at ports due to workforce decreases, shipping backlogs and capacity constraints, container shortages and other disruptions. This has resulted, and may continue to result, in slower than planned deliveries of inventory and delayed sales to customers. If we experience significant delays or disruption in receiving and distributing our products, this could have an adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages, increased expense (including air freight) to deliver our products and reduced net revenues and net income or higher net loss.

We face fierce competition from other players in the industry in which we operate.

The reflective materials industry is highly fragmented and competitive due to the presence of numerous small to medium-sized players. We face keen competition from numerous competitors operating on different scales in the reflective materials market. In view of the fierce competition, we may have to adjust our profit margin and adopt a more competitive pricing strategy in order to maintain our position in the market. In the event that we fail to differentiate ourselves from our competitors both locally and/or globally, we may not be able to maintain our customer base and market share and our business, financial condition and results of operations may be adversely affected.

We may not be able to attract and retain our core management team and other key personnel for our operation

Our success and growth depend on our on the knowledge, experience, and expertise of our management team who is responsible for overseeing the financial condition and performance, sales and marketing, product design and development and formulating business strategies as well as the ability to identify, hire, train and retain suitable, skilled and qualified employees. For example, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong, our directors, each has accumulated approximately 36 and 11 years of experience respectively in reflective, non-reflective materials and heat transfers of the apparel industry. See ‘‘Management.” In particular, each of our directors has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his/her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

Our insurance coverage may be inadequate to protect us from potential losses.

We maintain property all risks insurance and contractors’ all risks insurance for our office and warehouse and storage facilities. We had not made any material claims under our insurance policies. However, there is no assurance that we are fully insured for our losses under our current insurance policies in place. We do not maintain any business interruption or key person life insurance. Our insurance may not be sufficient to cover all of our losses in the event of non-payment. There are certain types of losses, such as from war, acts of terrorism and certain natural disasters, for which we cannot obtain insurance at a reasonable cost, or at all. If any of these occurs, it may result in us incurring substantial losses and the diversion of our resources, which are not covered by our insurance. It may in turn materially and adversely affect our business and financial condition and results of operation.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventories are mostly products which consist of reflective and non-reflective garment trims. For our non-branded products, we depend on our demand and storage capacity forecast to make procurement decisions and to manage our inventory. As the authorized distributor of our licensed U.S. brand, we also have non-mandatory procurement targets under the license agreement; as such, although there is no penalty for not meeting our target, we maintain a certain level of inventory and make procurement if the level falls below our pre-determined threshold. As with our non-branded products, these procurement decisions are determined by our management based on the anticipated demand from our customers.

Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell. Demand may be affected by seasonality, the economy and changes in trends and consumers’ preferences. Consequently, our customers may not order products in the quantities that we anticipate. In addition, procurement of certain types of inventories may require significant lead time and prepayment.

Furthermore, as we plan to continue expanding our product offerings, we expect to include a wide variety of products in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. We cannot guarantee that our inventory levels will be able to meet the demands of our customers, which may adversely affect our sales. If we fail to manage our inventory effectively, we may be subject to the risk of inventory obsolescence resulting in decline in inventory value, and inventory write-downs or write-offs. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply materials and products in a timely manner, we may experience inventory shortages, which might result in diminished customer loyalty and loss in revenue, either of which could harm our business and reputation.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view of our customers’ creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences financial difficulty and fails to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

We may default on our obligations under our credit facilities.

We have entered into several banking facilities with banks in Hong Kong, which were guaranteed by the Chairman of the Board of Directors, Mr. Danny Tze Ching Wong, and the spouse of Mr. Danny Wong and secured by legal charge over properties beneficially owned by JLHK, Mr. Danny Wong and the spouse of Mr. Danny Wong. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. The lenders could also elect to foreclose on our assets securing such debt or enforce the repayment obligation against the guarantors. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and would substantially adversely affect our ability to continue our operations.

We face risks associated with seasonal fluctuations in demand.

As our customers are mainly owners of apparel brands, their apparel manufacturers and local buying offices of apparel brands and the orders for our products are generally highest (i) from December to March each year as they generally place more orders after the Chinese New Year in anticipation of the production of apparel products for the upcoming sales in fall and winter and (ii) from July to October each year in anticipation of the production of apparel products for the upcoming sales in spring and summer. We expect to continue to experience seasonal fluctuations.

Therefore, our operating results for a certain period within a calendar year, or between any interim periods, may not correctly indicate our performance for the entire calendar year. Prospective investors should be aware of this seasonal fluctuation when making any comparison of our operating results.

We may be exposed to product returns and product liability claims.

We distribute materials and products supplied by our U.S. licensor and our suppliers, some of which may be defectively designed or manufactured. We have a quality control team which performs regular sample check in accordance with our internal quality standard and the requirements of our customers and for any defect materials and products, we usually return the defective product and request our U.S. licensor and suppliers to rectify by replacing the defective product. If it cannot be replaced, we will seek to source similar alternatives and propose to our customers and if that is not acceptable, the customer may request a refund. For the fiscal years ended March 31, 2024 and 2023, we did not receive any material order or claims from our customers in this regard and have not encountered any material product return request from our customers. However, as the materials and products provided to our customers may be manufactured into consumer products, we may still be exposed to product liability claims if the products and materials distributed by us are defective. Although we may have legal recourse against our U.S. licensor and our suppliers for the defective materials and products, the enforcement of our rights may be expensive, time-consuming and ultimately futile. As a result, any material product liability claim, or related litigation may have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our IPO, we were a private company mainly operating our businesses in Hong Kong. As a result of our IPO, our company became subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. Our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this Annual Report, the Company, Stratum Star and Alpine Eagle, and JLHK are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Our services depend on the reliability of computer systems maintained by us or our outsourcing vendors and the ability to implement, maintain and upgrade our information technology and security measures.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors. In addition, our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks of communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, Middle East Respiratory Syndrome, Ebola or other contagious diseases, may disrupt our operations and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Our revenue is susceptible to changes in the economic conditions and regulatory environment, social and/or political conditions and civil disturbance or disobedience. We cannot assure you that there will be no political or social unrest in the near future or that there will not be other events that could lead to widespread protests or the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or the economic, political and social conditions in Hong Kong are disrupted, our overall business and results of operations may be adversely affected.

Our business may also be affected by macroeconomic factors in the countries where our customers and suppliers are located, such as general economic conditions, market sentiment and regulatory, fiscal and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong’s. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Hong Kong economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Although we mainly operate our business in Hong Kong, our customers principally comprise owners of international apparel brands, their apparel manufacturers and local buying offices whose customers are located around the world. As such, the demand for our customers’ products may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements.

The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the business outlook of our business.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our shares may be materially and adversely affected. As a result, investors in our shares may experience a significant decrease in the value of their shares.

The trading price of our Ordinary Shares could be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to investors.

As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The volatility and wide fluctuations of our trading prices could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may also affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies. This consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit and cash flow;

●	changes in the economic performance or market valuations of other apparel manufacturing firms;

●	actual or anticipated fluctuations in our reported results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, business partners or industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers or directors;

●	release or expiry of lock-up, leak-out or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares trade. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Our Ordinary Shares are trading under $5.00 per share and thus are known as a “penny stock.” Trading in penny stocks has certain restrictions, and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

As of July 15, 2024, our Ordinary Shares were trading at $0.4935 per share. As a result, our Ordinary Shares are known as a “penny stock,” which is subject to various regulations. The SEC has adopted regulations that generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and they may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock at any time.

We rely on dividends and other distributions on equity paid by JLHK, our Operating Subsidiary, to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition by the PRC government of restrictions and limitations on our operating subsidiary’s ability to transfer cash out of Hong Kong. Any limitation on the ability of JLHK to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

The Company is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividend distributions to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong with respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to JLHK and Sun Choice or from JLHK and Sun Choice to the Company. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability or the way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, which could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As of March 31, 2024, our management completed an assessment of the effectiveness of our internal control over financial reporting and identified certain material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified primarily relate to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of US GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weaknesses, we have implement and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving our financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for financial reporting matters. However, we cannot assure you that these measures will fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Upon completion of our IPO, we became a public company in the United States subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our Annual Report for the fiscal year ended March 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting is not effective. Moreover, even if our management concludes in the future that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we continue to fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Our Ordinary Shares are listed on Nasdaq Global Market. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. On May 13, 2024, we received a deficiency notice (the “Nasdaq Notification”) from the Listing Qualifications Department (the “Staff) of the Nasdaq Stock Market LLC notifying us that for the last 30 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Global Market (the “Minimum Bid Price Rule”).

If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Ordinary Shares are listed on the Nasdaq Global Market, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities. See Item 3.D. “Risk Factors – We may not be able to maintain compliance with Nasdaq’s continued listing requirements,” below.

We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

On May 13, 2024, we received the Nasdaq Notification stating that our Ordinary Shares had failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement Listing Rule”). Receipt of the Nasdaq Notification does not result in the immediate delisting of our Ordinary Shares and has no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Global Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we now have a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until November 11, 2024, to regain compliance with the Minimum Bid Requirement Listing Rule. In the event that we do not regain compliance by November 11, 2024, we may be eligible for additional time to qualify. In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by November 11, 2024, and are ineligible for an additional grace period, Nasdaq will provide further written notice that our Ordinary Shares are subject to delisting from The Nasdaq Global Market. In that event, we may appeal the determination to a Nasdaq hearings panel or consider transferring the trading of our Ordinary Shares to the OTC Market. See “Item 4. Information on the Company - History of the Company - Recent and Other Developments - Nasdaq Deficiency.”

The market price of our Ordinary Shares could be negatively affected by sales of substantial amounts of our Ordinary Shares in the public markets.

As of the date of this Annual Report, Mr Danny Wong, the Chairman of our Board of Directors, beneficially owns an aggregate of 18,910,000 Ordinary Shares, representing approximately 57.61% of our total issued share capital.

Further, all of the Ordinary Shares sold in the IPO are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market, or a perception that such sales could occur, could adversely affect the prevailing market price of our shares. This fact could impact the trading price of the Ordinary Shares after our IPO to the detriment of participants who purchased Ordinary Shares in the IPO. We may also find it more difficult to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate as a result of such sales or perception that such sales could occur.

The Pre-IPO Shareholders may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act. Because these shareholders paid a lower price per Ordinary Share than participants in the IPO, when they are able to sell their Ordinary Shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock after our IPO to the detriment of participants who purchased Ordinary Shares in the IPO. Under Rule 144, before the Pre-IPO Shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

A limited number of participants purchased a significant percentage of our Ordinary Shares in our IPO. Therefore, our public float is smaller than anticipated and the price of our Ordinary Shares may be more volatile than it otherwise would be.

We conducted a relatively modest IPO; therefore, we are subject to the risk that a small number of our investors hold a high percentage of our Ordinary Shares sold in the IPO even though the initial sales by the underwriters were designed to comply with the Nasdaq listing requirements. As a result, investors may find the price of their Ordinary Shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public shareholder requirements.

Because the amount, timing and whether or not we distribute dividends at all is entirely at the discretion of our Board of Directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our Board of Directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium and under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on an investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which Ordinary Shares were purchased at any given time. You may not realize a return on your investment in our Ordinary Shares, and you may even lose your entire investment in our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future

Although we have paid dividends in the past, we currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

The trading market for our shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited.

We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Appleby, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands and has not been obtained by fraud or in proceedings contrary to natural justice.

Our counsel as to the laws of Hong Kong, CFN Lawyers, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; and (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of our Board of Directors than they would as public shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the cash proceeds we received from our IPO and our anticipated market capitalization after our IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10. “Additional Information - Material Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company (“PFIC”) Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result, our financial statements may not be comparable to companies that comply with public company standards.

Emerging growth companies may also take advantage of certain reduced disclosure requirements. Compliance with these reduced disclosure requirements may make our Ordinary Shares less attractive to investors.

As a “controlled company” under the rules of the Nasdaq Global Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this Annual Report, our directors and executive officers hold in aggregate approximately 67.16% of our Ordinary Shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chairman of the Board of Directors, Mr. Danny Wong, owns approximately 57.61% of our total issued and outstanding Ordinary Shares, representing 57.61% of the total voting power.

Under Rule 4350(c) of the Nasdaq Global Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Global Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

J-Long Group Limited

J-Long Group Limited (the “Company” or “we”), is the holding company of our Operating Subsidiary, J-Long Limited (Hong Kong) (“JLHK”). Through our Operating Subsidiary, we are an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords.

The Company was incorporated in July 2022 under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each. On November 8, 2023, as part of a recapitalization in anticipation of our IPO, our shareholders approved an increase in our authorized shares and a stock split at a ratio of 8-for-3, as a result of which the Company’s authorized share capital was changed to US$51,000 divided into 1,360,000,000 Ordinary Shares with a par value of US$0.0000375 each. Immediately after such stock split, the issued share capital of the Company became US$1,125 divided into 30,000,000 Ordinary Shares with a par value of US$0.0000375 each, all of which were fully paid. All Ordinary Share and per Ordinary Share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively restated to reflect the stock split.

We are an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords. We have nearly 30 years of experience in the apparel industry and have served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. We offer a wide range of services to cater to our customers’ needs in reflective and non-reflective garment trims, including market trend analysis, product design and development, and production and quality control. We discuss our customers’ product requirements for the upcoming season with them, and we usually provide various suggestions on the product design and use of appropriate materials using our know-how and extensive industry knowledge we have accumulated over the years.

Our principal office is located at Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong. Our telephone number is (+852) 3693 2110. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, Kyl-1106, Cayman Islands.

Reorganization

On December 12, 2022, as part of a corporate reorganization, Stratum Star and Sun Choice entered into a sale and purchase agreement, pursuant to which Stratum Star acquired all the shares of JLHK from Sun Choice in consideration of which Stratum Star issued an aggregate of 999 shares, credited as fully-paid, in its share capital, to the Company. Upon the acquisition, we became the ultimate holding company of Stratum Star and JLHK.

On December 13, 2022, as part of the reorganization, Alpine Eagle and Mr. Danny Wong, our Chairman of the Board, and an immediate family member of Mr. Danny Wong, entered into a sale and purchase agreement, pursuant to which Alpine Eagle acquired all the shares of Sun Choice in consideration of which Alpine Eagle allotted and issued an aggregate of 999 shares, credited as fully-paid, in its share capital, to us. Upon the acquisition, we became the ultimate holding company of Alpine Eagle and Sun Choice.

On September 20, 2023, Mr. Danny Wong entered into individual sale and purchase agreements with Capital Summit Enterprises Limited, Cherish Gloss Group Limited, Jipsy Trade Limited, Summer Explorer Investments Limited, Wise Total Solutions Group Limited and Max Premier Enterprises Limited (collectively, the “Pre-IPO Shareholders”). According to these agreements, Mr. Danny Wong agreed to sell and each of the Pre-IPO Shareholders agreed to purchase 1,485,000 of our Ordinary Shares (retroactively adjusted to reflect a share split of our Ordinary Shares at a ratio of 8-for-3, which occurred on November 8, 2023) at a consideration of US$4,000,000. The Ordinary Shares were transferred on the same day upon execution of the instruments of transfer, with the consideration to be settled by way of promissory notes on or before June 30, 2024. All of the Ordinary Shares held by the Pre-IPO shareholders were registered for resale in conjunction with the Company’s initial public offering.

See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders,” for information on the current shareholdings of our major shareholders.

Initial Public Offering. On January 26, 2024, we closed on our IPO of 1,400,000 Ordinary Shares at a public offering price of $5.00 per share for total gross proceeds of $7,000,000 before deducting underwriting discounts and other offering expenses. Our Ordinary Shares commenced trading on the Nasdaq Global Market on January 24, 2024 under the ticker symbol “JL.”

Nasdaq Deficiency. On May 13, 2024, we received a written notification from Nasdaq indicating that, because the closing bid price of our Ordinary Shares for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement under Nasdaq rule 5550(a)(2) (the “Rule”). Receipt of the Nasdaq Notification does not result in the immediate delisting of our Ordinary Shares and has no immediate effect on the listing or the trading of our Ordinary Shares on the Nasdaq Global Market under the symbol “JL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we now have a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until November 11, 2024 to regain compliance with the Minimum Bid Requirement Listing Rule. If at any time before November 11, 2024, the closing bid of our Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Requirement Listing Rule following which Nasdaq will provide a written confirmation of compliance and the matter will be closed.

In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by November 11, 2024, we would be eligible for additional time to qualify by meeting the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Global Market with the exception of the bid price requirement. In the event the staff determines that we are eligible for an additional 180 calendar day period, Nasdaq will provide further written notice that our Ordinary Shares are eligible for the additional grace period. In the event we are not eligible for the additional grace period, we may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of our Ordinary Shares to the OTC Market. See “Item 3D - Risk Factors - Risks Related to Our Securities - We may not be able to maintain compliance with Nasdaq’s continued listing requirements” for information regarding the effects of transferring trading to the OTC Markets.

We intend to continuously monitor the closing bid price of our Ordinary Shares. Receipt of the Nasdaq Notification has no effect on our business operations.

Organizational Chart

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Annual Report:

Subsidiaries

A description of our subsidiaries is set out below.

Stratum Star Limited. On August 24, 2022, Stratum Star Limited (“Stratum Star”) was incorporated under the laws of the British Virgin Islands as an intermediate holding company of JLHK. Stratum Star is a wholly-owned subsidiary of the Company.

J-Long Limited (Hong Kong). On December 13, 1985, J-Long Limited (Hong Kong) (“JLHK”) was incorporated as a company with limited liability under the laws of Hong Kong. JLHK is a wholly-owned subsidiary of Stratum Star and is our Operating Subsidiary engaged in business operations in Hong Kong.

Alpine Eagle Limited. On August 24, 2022, Alpine Eagle Limited (“Alpine Eagle”) was incorporated under the laws of the British Virgin Islands as an intermediate holding company of Sun Choice Enterprises Limited. Alpine Eagle is a wholly-owned subsidiary of the Company.

Sun Choice Enterprises Limited. On November 10, 2017, Sun Choice Enterprises Limited (“Sun Choice”) was incorporated as a company with limited liability under the laws of Hong Kong. Sun Choice is a wholly-owned subsidiary of Alpine Eagle and does not currently engage in business operations.

BUSINESS OF J-LONG LIMITED (HONG KONG)

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Operating Subsidiary in Hong Kong, JLHK.

We are an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords. We have nearly 30 years of experience in the apparel industry and have served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. We have a 25 year working relationship with a leading U.S. multinational conglomerate listed on the New York Stock Exchange, who is also our primary supplier of materials. It produces, among other things, reflective products for use in the fields of industry, work safety, U.S. health care and consumer goods. We have been its authorized distributor of 3M™ Scotchlite™ reflective materials since the year 2000. The leading U.S. multinational conglomerate sells its 3M™ Scotchlite™ reflective materials through regional distributors around the world. We are a long-standing channel partner and one of the leading converters of 3M™ Scotchlite™ reflective materials, serving a range of global brands. As a converter for 3M™ Scotchlite™ reflective materials, we provide adhesive solutions by offering custom shaped parts designed to the specification requirements of the customer.

Our customers mainly consist of (i) owners of apparel brands; (ii) apparel manufacturers that manufacture apparel products for the apparel brands; and (iii) other customers, which primarily consists of local buying offices of apparel brands. We also offer a wide range of apparel solution services to cater to our customers’ needs for reflective and non-reflective garment trims, ranging from market trend analysis, product design and development and production to quality control. We work with our customers on their product requirements for the upcoming season, and we usually provide various suggestions on the product design and use of appropriate materials using our know-how and extensive industry knowledge we have accumulated over the years.

We sell our products and materials to apparel manufacturers that handle the manufacturing process for the apparel brands as they are usually appointed to handle the manufacturing of their apparel products. Through discussions with the apparel brands, we generate new design concepts and ideas for the apparel brands’ consideration using our know-how and extensive industry knowledge. If they are satisfied with the results of their due diligence on us, the apparel brands may nominate us as their authorized supplier, in which case the contract manufacturers of their apparel products would be required to place orders with us, with the quantity, delivery schedule and payment terms specified. Under this arrangement, the apparel manufacturer would be our direct customer. The apparel brands give us and our manufacturing services suppliers authorization to use the trademarks of the apparel brands during the conversion of the garment trims.

Owners of apparel brands and local buying offices of apparel brands may also approach us to purchase materials and products from us directly. To a smaller extent, we also receive orders from construction companies and government authorities in Hong Kong for our products for their workwear and safety work apparel.

As we do not own or operate any manufacturing operations, for products that require conversion, we delegate the converting process of our products to our manufacturing services suppliers located in the PRC, which are closely monitored by our quality control team.

Business Operation Flow

Sales and Marketing

Our sales and marketing team in Hong Kong and our sales and marketing consultants in Denmark, Italy and Canada are responsible for client management, including strengthening relationships with our existing customers and approaching potential customers, such as owners of apparel brands and apparel manufacturers. Our sales and marketing team at our office in Hong Kong is directly operated by us and is responsible for customers located in Hong Kong and mainland China (i.e., the apparel brands’ regional offices and apparel manufacturers in mainland China) and may also directly cover customers located in other regions, as necessary. Our sales and marketing team at our office in Hong Kong also oversees the sales operations of our sales and marketing consultants, which are comprised of third-party sales and marketing companies contracted by us. Our sales and marketing consultants mainly cover the customers in their own respective regions, although the teams in Denmark and Canada may extend their reach to potential customers in other major European markets and the North American market, respectively.

Our sales and marketing team also follows up on the product designs and orders with customers. Our customer service team collects the feedback from customers received from our sales and marketing team.

Price Quotation and Product Design and Development

Our product design and development team works closely with our management and sales and marketing team in anticipating the latest market trends on product designs and specifications and understanding the requirements of our customers.

For customized products, based on the information received from our customers as well as the market analysis conducted by our product design and development team, our sales and marketing team discusses with our customers their potential designs applying our materials or products to their apparel products and formalizes the design concept. Our product design and development team will subsequently present the ideas through our sales and marketing team to our customers or their manufacturers and provide a price quotation.

For customers that seek to purchase our materials and products directly, our sales and marketing team will confirm with our management and revert with a price quotation based on the materials requested.

Product Approval and Order Placement

If our customers have accepted our price quotation and agreed on the product specifications, our product design and development team will deliver to our customer a small batch of sample products for their inspection. Upon their approval, they may place orders with the quantity, delivery schedule and payment terms specified, upon receipt of which we would commence the conversion process of the product.

For the orders of our materials and products from our customers that do not require further processing, once our customer approves the sample products and our customer service team confirms that we have sufficient materials or required products in stock, we directly proceed to delivery and arrange for settlement with our customers.

Procurement and Production Management

Once our customer service team confirms the order with our customers, based on the product specifications required by our customers, we proceed to examine the existing inventory of products from our warehouse to check whether it is sufficient to fulfill the order. In the case of insufficient stock for the required products, our sales and marketing team will procure the needed materials and products from our U.S. licensor for our licensed U.S. branded products or from our selected suppliers for non-branded materials and products. If the products are sufficient to satisfy the customer order, we proceed directly to delivery and settlement.

For products that require conversion, based on the product specifications, delivery schedule, production capacity and other requirements from our customer, our product design and development team selects a suitable supplier from our pre-approved list of manufacturing services suppliers in the PRC which may supply the converted products and we engage that manufacturing supplier to convert our materials into the specified products based on our specifications and requirements with a processing fee.

Our quality control team will regularly monitor the conversion process. The conversion process of the products normally consists of various methods of cutting (such as laser cutting and custom cutting) and lamination of the materials by our manufacturing services suppliers. Our quality control team also requires our manufacturing services suppliers to provide us with regular updates on their progress, and our customer service team informs our customers on the current status of their order.

Quality Control

For the materials and products that we procure from our U.S. licensor and our suppliers, our quality control team performs regular sample checks in accordance with our internal quality standard and the requirements of our customers, and we usually return any defective products and request our U.S. licensor and suppliers to rectify by replacing the defective products. In cases where the defective product cannot be replaced, we will seek to source similar alternatives and propose the alternative to our customers. If the alternative is not acceptable to the customer, the customer may request a refund of amounts paid under the purchase order.

For materials and products that require conversion, as the authorized distributor of our licensed U.S. brand, we strictly adhere to quality control procedures imposed on us for the converted products, and our quality control team is responsible for ensuring that we apply the equivalent or higher standard of quality control in the conversion process for our manufacturing services suppliers. A similar standard is also imposed across non-branded products. For apparel brands that have nominated us as their supplier for converted products, we are also subject to their manufacturing specifications and standards imposed on us.

In selecting our suppliers for non-branded materials and products, we consider the (i) quality; (ii) price; (iii) stability of the supply; (iv) logistics arrangements; (v) payment terms; and (vi) after-sale services. We also require our materials suppliers and manufacturing services suppliers to apply environmentally sustainable practices in their production and sourcing process that meet the standards of our certifications awarded for our operations as necessary.

Delivery and Settlement

We engage third party logistic companies to transport and deliver our products from our manufacturing services suppliers or our warehouse/storage facilities to our customers or their designated location, subject to our customers’ needs. Although most of our customers are required to settle payment before delivery of our products, our customers generally have a credit period of around 30 to 90 days from the date of our purchase invoice.

After-sale Services

We value our relationships with our customers. Our customer service team attends to our customers’ enquiries, feedbacks and complaints. In the case of any defective products or materials discovered by our customers, our quality control team will request a sample of the defective product or materials, inspect accordingly and rectify the defect by replacing the defective product or materials.

Our Products

We offer a wide range of reflective and non-reflective garment trims, which are mainly categorized into (i) heat transfers; (ii) fabrics; (iii) woven labels and tapes; (iv) sewing badges; (v) piping; (vi) zipper pulls; and (vii) drawcords. Our garment trims are largely accessories attached to apparel products and used in apparel products manufacturing to enhance either the aesthetic appeal or the functional aspects of the apparel products. Our products are available in different materials, shapes, sizes and colors. In particular, as an established distribution expert in reflective and non-reflective garment trims with nearly 30 years of experience in the apparel industry, we specialize in providing heat transfers and fabrics. The following table sets forth a summary of our products:

Type of Garment Trims	Description	Picture
Heat Transfers	● Made through printing a design in reverse on a release paper using and combining screen printing, lithographic printing and digital printing. The printed image is applied against the fabric of products with an industrial heat press. Afterwards, the release paper is peeled away and the image will be transferred to the substrate. Our heat transfers, many of which can be customized for specific customer needs, contain various information, such as the brands’ trademarks and logos. Further, our heat transfers come in a range of styles including reflective, stretchable, anti-color migration and water-repellent.
Fabrics	● Reflective and non-reflective fabric. Reflective fabric is a functional composite material formed by implanting high-refractive-index glass beads on the surface of the substrate by coating, laminating, compounding and other technical processes. The reflective fabric reflects the light back to the light source through the principle of spherical retroreflection, thereby producing excellent reflective effects and highly visible warning effects. Our reflective fabrics are generally used by our customers to produce their end products, which have wide applications in different industries.

Type of Garment Trims	Description	Picture
Woven Labels and Tapes	● Fabrics that are created by weaving or knitting yarns together.
Sewing Badges	● Embroidery made using a fabric backing and thread.
Piping	● Trim or edging formed by sewing a thin strip of folded fabric into a narrow tube and attaching it to the edge of a piece of fabric.

Type of Garment Trims	Description	Picture
Zipper Pulls	● Comprised of a metal or fabric loop attached through the hole of a zipper slider in any garment.
Drawcords	● Cord or ribbon run through a hem or casing and pulled to tighten or close an opening.

Applications of Our Products

Diversity of products is one of our core competitive strengths. Our products are widely used across industries and applications as consumer apparel and sportswear, uniform and safety workwear, outerwear accessories and outdoor hard gear. The pictures below illustrate some of the applications of our products:

Pricing Strategy

We usually determine the price of a product on a cost-plus basis, and our prices are quoted in HKD, RMB or USD. In determining our quote, we take into account the costs of materials, the quantity of the purchase orders, the complexity of the product design, delivery costs, the costs of the converted products quoted by the manufacturing services suppliers (if applicable) and the estimated time required.

Customers

Our customers mainly consist of (i) owners of apparel brands; (ii) apparel manufacturers that manufacture apparel products for owners of apparel brands; and (iii) local buying offices of apparel brands.

We do not enter into long-term agreements with our customers, which is in line with the common industry practice. In a typical sales transaction, our customers will place a purchase order with us, and we will confirm the purchase by issuing a confirmation in return. Set out below are the salient terms of a sales transaction:

Product description	A brief description of the product, the product design and specification, materials to be used, color and size

Order details	The number of pieces for each color and/or size, the currency, the unit price, the purchase order code and the total amount

Payment terms	We generally require our customers to settle in full by letter of credit upon delivery of goods. We may also grant a credit period of up to 30 days to our major customers based on factors such as years of business relationship with the customer, their reputation and payment history.

Delivery details	The estimated delivery time, which usually ranges from approximately two to eight weeks from the date of the purchase order depending on the quantity of the order and the type of products

Product Returns and Warranty

We do not have a product warranty policy. As a general policy, we accept product returns due to defects caused by us after conducting an investigation to ascertain the cause of the defects. Depending on the circumstances of each case, we may replace the defective products or may issue a refund to our customer if the defect is caused by us. Upon receiving a complaint from our customer in relation to a potential product defect, we will perform proper inspection and examination of the defective products such as by comparing the defective products to our sample products. We did not record any material sales returns nor were we subject to any material product liability claims during the years ended March 31, 2024 and 2023.

Sales and Marketing Team

We conduct our sales and marketing through our sales and marketing team in Hong Kong and also through the sales and marketing services consultants that we have engaged for other geographical regions outside Hong Kong and mainland China. Our sales and marketing team and our consultants are both responsible for identifying new business opportunities as well as establishing and maintaining relationships with our customers. Our sales and marketing team in Hong Kong mainly covers customers in Hong Kong and mainland China, particularly, the apparel brands’ regional offices and their apparel manufacturers in mainland China and may also directly cover customers located at other geographical regions as necessary. Our sales and marketing team in Hong Kong is directly operated by us and responsible for overseeing the sales and marketing consultants of other geographical regions.

Our sales and marketing consultants are based in different geographical regions, including Denmark, Italy and Canada, where some international apparel brands are based. The sales and marketing consultants mainly cover customers in their own respective regions, although the teams in Denmark and Canada may extend their reach to potential customers in other major European markets and the North American market, respectively. We engage sales and marketing consultants mainly based on their sales and marketing experience in reflective and heat transfer materials and products and their relationships and networks with outerwear and sportswear apparel brands in their respective geographical regions and we conduct a regular review of their sales performance from time to time. We compensate our sales and marketing consultants on a commission basis, which we believe provides them with strong incentive to promote our products. We also collect customer feedback from time to time in order to keep up with our market competitiveness regarding pricing, product range and quality, production and delivery time.

Suppliers

We source our licensed U.S. branded products directly from our U.S. licensor as its authorized distributor of reflective materials. For non-branded products, we source from suppliers located in the PRC. For the fiscal year ended March 31, 2024, three major suppliers accounted for approximately 29%, 20% and 11% of our total purchases. For the fiscal year ended March 31, 2023, four major suppliers accounted for approximately 24%, 22%, 11% and 10% of our total purchases.

We do not enter into long-term supply contracts with our materials suppliers and manufacturing services suppliers, and we believe this conforms with the industry practice as our demands for the products and the conversion service are subject to fast changing fashion trends in the market.

We generally place orders for our materials and products on an order-by-order basis after seeking and confirming quotations from the suppliers. Our purchase order includes order information such as unit price, quantity, delivery schedule and payment details.

For our manufacturing services suppliers, once our customer confirms the product design and specifications with us, we pass the final designs and specifications to our manufacturing services suppliers to obtain a fee quotation for the converted products. Similar to our materials suppliers, our purchase order also includes information such as designs, specifications, quantity, delivery schedule and payment details.

The following sets forth the salient terms of the distribution agreements we enter into with our U.S. licensor and its group companies for our licensed U.S. branded products:

Term:	Typically one to three years.

Geographical territory and exclusivity:	The distribution agreement authorizes us to distribute the products of our U.S. licensor and its group companies on a non-exclusive basis, and we have the right to distribute its products within the territory specified in the distribution agreement.

Inventory management:	During the term of the distribution agreement, we are required to maintain an adequate level of inventory of the products of our U.S. licensor and its group companies to ensure a continuous supply of the products to our customer.

Credit term:	Generally ranging from 25 to 55 days after the issuance of invoice.

Product defects:	Our U.S. licensor and its group companies only accept return, exchange or refund of their products if there are quality defects.

Quality assurance:	The products supplied by our U.S. licensor and its group companies are required to be in good working order.

Termination:	Either party to the distribution agreement may terminate the distribution agreement by giving 30 days’ notice in writing to the other party.

We engage only suppliers that are on our approved supplier list. We generally select our suppliers based on the following criteria: (i) product quality; (ii) price; (iii) production capability and stability of the supply; (iv) logistic arrangements; (v) payment terms offered; and (vi) after-sale services. Our quality control team will normally conduct a quality assessment on new potential suppliers before they are selected as our approved suppliers. The quality assessment will involve the inspection of the relevant qualification certificates of the suppliers and, in some cases, their production sites, to whether they are able to meet our environment sustainability standard and practices when requested by our customers. After a potential supplier is approved, we will include the supplier to our approved supplier list. The approved supplier list is reviewed on a regular basis for the suppliers’ performance based on the above criteria. An internal grading is given to our suppliers following the performance reviews and we adjust our ongoing purchase orders with the suppliers with reference to such internal grading. Similar criteria are also applied when we select and approve manufacturing services suppliers which supply us with converted products when requested by our customers.

Procurement and Inventory Management

Our products mainly consist of reflective and non-reflective garment trims. For non-branded products, we make procurement based on anticipated and actual purchase orders, the historical order amount and our storage capacity. We store all our materials and products in our warehouse and storage facilities in Hong Kong. We source a majority of our products and materials when our customers confirm their purchase orders with us. If a certain type of material or product has been repeatedly ordered in a particular quarter, our procurement team will discuss with our management whether to place a bulk order of that specific material or product for use in the coming two to six months. Towards the end of each quarter, our procurement team also discusses with our management and our sales and marketing teams the estimated quantity required for the following quarter.

As an authorized distributor of our licensed U.S. brand, we also have non-mandatory procurement targets under the license agreement. Although there is no penalty for not meeting our targets, we maintain a certain level of inventory of materials of our licensed U.S. brand and procure more if the level of inventory of the materials or products of our licensed U.S. brands falls below the threshold as determined by our management and relevant inventory management staff. Our inventory management staff normally discusses the inventory level with our management at least once every quarter.

As the supply of the materials and products under our licensed U.S. brand originates from the United States, the suppliers are generally able to deliver to us the materials and products we ordered within a period of six to eight weeks upon receipt of our orders.

Seasonality

The apparel market exhibits seasonality with dynamic changes in trends and consumers’ preferences depending on the time of year. We experience peak seasons typically from December to March each year as the apparel brands and their apparel manufacturers generally place more orders prior to Chinese New Year in anticipation of the production of apparel products. We normally experience a drop in orders in May each year following the peak season orders.

Quality Control

We are committed to a high standard of quality control in all aspects of our operations. The following describes the quality control practices we use in the design, production and delivery of our products:

●	Purchase of materials and products — We only purchase our materials and products from suppliers who are on our approved supplier list and we adjust our purchase orders with reference to our internal grading of these suppliers. In selecting our approved suppliers, reference is made to (i) product quality; (ii) price; (iii) production capability and stability in the supply of materials and products; (iv) logistic arrangements; (v) payment terms offered; and (vi) after-sale services. We perform sample checks on the materials and products in accordance with our internal quality standards on materials and products and return any materials and products that fail to meet our standards and our customers’ specifications.

●	Production and conversion — We do not own or operate any manufacturing operations and all of our materials and converted products (including sample products and finished goods) are produced by our suppliers. Our management team and quality control team are responsible for the overall production management, monitoring of production schedule, evaluation of manufacturing services and conducting quality control on finished goods. During the conversion process, we regularly communicate with the manufacturing services suppliers and check their production schedule to ensure that they are able to deliver the finished products and materials on time. Our quality control team also performs on-site quality inspections regularly by taking sample checks on the semi-finished products and finished products for quality control purposes.

Competition

The industry in which we operate is large, fragmented and highly competitive. We face fierce competition among service providers in terms of the product design, price, quality control and delivery of products. Our competitors include other apparel labels and trim products companies. While the market is fragmented, many of our direct competitors operate on a larger scale and have substantially greater resources than us. Access to offshore manufacturing and the growth of e-commerce have made it easier for new companies to enter the markets in which we compete, further increasing competition in the already competitive apparel industry.

Despite the intense competition, we believe we are well-positioned to compete effectively in the apparel labels and the apparel trim products industry and our strengths will distinguish us from our competitors. In addition, we believe that (i) our position and competitive advantage over some market players, such as our strong relationship with apparel brands and manufacturers and our strong product development and technical capabilities and (ii) our commitment to quality control have placed us in a position to maintain our status as a core supplier for many apparel brands. Our focus on sustainable practices, innovative materials and products, and collaborative partnerships with core customers allows us to successfully compete in the industry.

We have a long history of manufacturing and exporting apparel and apparel-related goods, which has contributed to a well-established client base. We believe that the key competition factors in our industry are as follows:

(i)	Quality and service

Market players in the apparel label and packaging printing sector face global competition. Global players are expanding and building regional manufacturing plants, and regional players are expanding cross-borders to achieve economies of scale. In such a competitive market, high quality performance and on-time delivery service are essential to stand out in the industry.

(ii)	Strong client relationship

Brand owners value historical partnerships highly when selecting their vendors. The key to maintaining a strong client relationship is to meet a client’s changing demands and to offer consistently high quality with a low error record. To achieve that, manufacturers have to consistently invest in the latest machinery and maintain a skilled and well-trained workforce so as to ensure high quality and strengthen client relationships.

(iii)	Cost efficiency

Rising production costs have prompted manufacturers to improve cost efficiency in production. In recent years, this has included moving plants to lower cost regions in Southeast Asia, such as Vietnam, and expanding production bases to achieve economies of scale and lower marginal costs.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Established Market Presence in the Reflective Materials Industry with Nearly 30 Years of Operating History

We have more than 30 years of experience in the reflective materials industry in Hong Kong. We have been the authorized distributor of 3M™ Scotchlite™ reflective materials for a leading U.S. multinational conglomerate in Asia Pacific since 2000 and have established ourselves as one of the leading licensed authorized distributors of its reflective materials. Throughout the years, we have built a strong sales and marketing team in Hong Kong and an established network of sales and marketing consultants that are situated in Denmark, Italy and Canada, which are responsible for maintaining and establishing communication with our customers, such as apparel brands and their regional offices and apparel manufacturers, and also for soliciting their orders.

We have also supplied non-branded reflective trims and heat transfers to some of our customers to cater to their different needs. As of the date of this Annual Report, we have served over 100 international brands, including outerwear and sportswear brands, safety workwear brands and fashion brands. We believe that our long-term presence in the apparel industry together with our proven track record have enabled us to develop a good reputation and earned us trust from our customers in our ability to deliver quality products in a timely and satisfactory manner.

Diversified Product Portfolio Consisting of Reflective and Non-Reflective Garment Trims

Our customers, in particular, owners of apparel brands, have diverse needs and preferences for a wide range of product offerings for use in their apparel and outerwear and sportswear products. Our customers mainly consist of (i) owners of apparel brands; (ii) apparel manufacturers that manufacture apparel products for owners of apparel brands; and (iii) local buying offices of apparel brands. In recognition of the demands of our customers, we offer a large portfolio of reflective and non-reflective garment trims, including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords, for use in the fields of consumer apparel and sportswear, uniform and safety workwear, outerwear accessories and outdoor gear and related products.

We discuss with our customers their trim requirements for their apparel products. Occasionally, based on the requirements and preferences of our customers and latest market trends in the apparel industry, we provide various suggestions regarding the product design and use of appropriate materials and generate new design concepts and ideas for our customers’ consideration using our know-how and extensive industry knowledge that we have accumulated over the years.

Commitment to Environmental Sustainability and Quality Control

As one of the leading authorized distributors of reflective materials and products under our licensed U.S. brand, we have strictly adhered to the quality control procedures imposed on us throughout the years and also selected manufacturing services suppliers that adhere to equivalent or higher standards of production and quality control procedures than those implemented by us and those that apply environmentally sustainable practices in their production process as required by our customers. The same standards are also applied across our non-branded materials and products. JLHK has been awarded a certificate by Bluesign® SYSTEM PARTNER for its article range of “label” for meeting the relevant Bluesign® criteria of reducing environmental impact and a certificate from Oeko-Tex® for meeting the human-ecological requirements of STANDARD 100 by Oeko-Tex® for reflective materials including reflective fabrics, tapes and printed transfer film. This demonstrates our commitment to environmental sustainability, which we believe will increase our favorability with and ability to attract a wider spectrum of customers in the future. We have a quality control team that carries out supervision in accordance with our quality control procedures. We impose stringent standards, such as quality control standards, and technical and managerial capabilities to ensure the quality of our products. Through our established relationships with our customers, we have gained significant knowledge and experience in satisfying and exceeding their required quality standards. Given our stringent quality control procedures, we have been in a position to maintain our status as one of the core suppliers for many of our major customers and to obtain their orders for our products on a continuous basis.

Strong and Stable Network of Materials Suppliers and Manufacturing Services Suppliers

We are the authorized distributor of reflective materials and products of our licensed U.S. brand in Asia Pacific and have been appointed for a continuous period of over 25 years. During our period as its licensed authorized distributor, based on our strong presence in the apparel industry and in-depth knowledge of reflective and heat transfer material and products, we have established a reputation as one of the leading authorized distributors for reflective materials and products of our licensed U.S. brand and have remained committed to continuing to expand our distribution network in the apparel industry, particularly given the anticipated growth in the global sportswear and outerwear apparel market. We have also maintained good relationships with our materials suppliers and manufacturing services suppliers for our non-branded products for reflective garment trims and heat transfers. We have established business relationships ranging from three years to over ten years with our five largest suppliers for our non-branded products for the years ended March 31, 2024 and 2023. Having long-term and stable working relationships with our materials suppliers and manufacturing services suppliers enables us to have a steady supply of materials and products and allows us to have a comprehensive assessment of their ability and control over product quality.

Stable Business Relationships with Our Customers

We have fostered positive and enduring business relationships with a diverse range of customers over the years. As of March 31, 2024, our five largest customers, by revenue, encapsulate the diversity of our customer base, with whom we have established relationship ranging from one to over ten years. The broad spectrum of relationships, alongside our deep understanding of our customers’ evolving needs, allow us to secure recurring orders for our materials and products. Despite the significance of our top five customers, our revenue model and customer base are not heavily concentrated on any particular customer, reflecting our strong market position and effective business model. We believe that our long-standing operation history, coupled with the stable and diversified relationships with our customers, will continue to strengthen and bolster our reputation and recognition in the apparel market, and enable us to capture a wider range of business opportunities.

Experienced and Professional Management Team

Mr. Danny Tze Ching Wong, our director and Chairman of the Board, has over 35 years of experience in the apparel industry specializing in the development and supply of reflective and non-reflective garment trims and has played a key management and leadership role in our development. Prior to founding JLHK, he also worked in the safety and security department of a world-renowned leading reflective material brand in the United States. Mr. Edwin Chun Yin Wong, our director and chief executive officer, has over 10 years of experience in the trading and retail of garment products. Their qualifications and leadership have facilitated us in formulating business strategies and their technical know-how and industry knowledge acquired and accumulated over the years, particularly in the sports apparel industry, are essential to keeping us ahead of our competition and securing new business. We believe that our experienced and professional management team is an invaluable asset and will continue to contribute to our business development and future prospects.

Our Business Strategies

We intend to pursue the following strategies to expand our business:

Strengthen Our Design and Development Capabilities

We consider our ability to capture the latest market trends in the apparel industry as a crucial element to our success. Our product design and development team conducts market analysis regularly to identify the latest trends in consumer apparel and sportswear, uniform and safety workwear and outerwear market for our apparel brand customers. The latest market trend information will be shared with our sales and marketing team and our sales and marketing team will then discuss with our customers to secure the design, application and use of our products in their apparel products. To further our design and development capabilities and to maintain our competitiveness in the market, we intend to expand our product design and development team by hiring additional experienced personnel with skills and product design and prior working experience in the apparel brands.

Expand Our Regional Sales Presence and Marketing Capabilities

As our existing and target customers are mostly international renowned apparel brands based across the world, we have set up regional sales networks in Denmark, Italy and Canada to maintain a close proximity with them to facilitate our communication on their evolving needs and to better identify changes in the market trends. Our sales and marketing team in Hong Kong is responsible for maintaining relationships with our customers, namely owners of apparel brands, apparel manufacturers and local buying offices of apparel brands in Asia. Through direct discussions with our customers, we can also anticipate their trim requirements for their apparel products and offer solutions for their manufacturing in Asia. As we expect a rise in demand for apparel products, in particular outerwear and sportswear apparel products, we intend to expand our sales and marketing team in Hong Kong and hire additional sales representatives to enhance our geographical coverage and to cope with potential growth in demand for our materials and products from existing customers and capture new potential business.

We intend to increase our marketing budget to capture a greater market share, through both online and offline marketing. In terms of online marketing, we will revamp our website with more promotional videos and items to attract online audience. We aim to create more engaging content and increase our budget for promoting on different online business platforms and industry-related websites to increase our brand’s exposure. Regarding our offline strategy, we intend to set up larger and more attractive booths at the annual exhibitions in Munich, Denver and Portland we regularly participate in to explore new customer base and business opportunities. Through our strengthened product design and development team, we will continue to keep up with the latest market trend and distribute more appealing catalogues for advertising our products with a view to capture more business opportunities.

Selectively Pursue Acquisitions and Strategic Investments

While we have not identified any specific targets, we plan to selectively pursue acquisitions and strategic investments that complement our existing operations, facilitate our business strategies as well as strengthening our products, enhancing our offerings and/or expanding our market presence. Our potential targets for investment and acquisition will focus on companies with greater sales and marketing, research and development and manufacturing capabilities, especially in reflective, heat transfers and eco-friendly materials and products, to enable us to broaden our product line. We will select potential targets based on various factors, including their existing market share, technology, reputation and customer network.

Increase Warehouse and Storage Capacity

To facilitate our business operations and satisfy the needs of some of our customers, we procure reflective and heat transfer materials and products based on the anticipated demand of our customers from time to time and maintain an inventory of stock of the materials and products at the warehouse and storage facilities of our office, which, based on our understanding is in line with the industry norm. We intend to further increase our warehouse and storage capacity to facilitate the growth in demand for our materials and products.

Certifications

As of the date of this Annual Report, we have obtained the following certifications for our operations:

Certification	Description	Awarding organization or authority	Holder	Expiry date
3M	3M™ Scotchlite™ reflective material products franchised distributor	3M China	JLHK	December 31, 2024
Registered Converter	Registered converter of 3M™ Scotchlite™ Reflective Material	3M China	JLHK	December 31, 2024
OEKO-TEX® certificate	Silver grey reflective (solid or partly) printed fabric or tape produced from woven fabric made of 100% polyester, polyester/cotton in white, knitted fabric made of polyester/elastane (spandex) in white and disperse dyed, laminated with colorless transparent polyurethane coating and micro glass bead, silver grey reflective (solid or partly) printed transfer film produced from hot melt adhesive film made of polyurethane in colorless transparent, laminated with colorless transparent polyurethane coating and micro glass bead, all with or without aluminum coating as well as colored silicone patch and heat transfer print (with silicone and PU inks) in various colors on colorless transparent PET film; produced by using materials certified according to STANDARD 100 by OEKO-TEX®	Hohenstein Textile Testing Institute GmbH & Co KG	JLHK	April 30, 2025
Bluesign® SYSTEM PARTNER	Recognizes our products are made of Bluesign® approved textile accessories for apparel and demonstrates our effort in sustainable process, such as our products are produced in a safe and resource conserving way with a minimum impact on people and the environment	Bluesign Technologies AG	JLHK	June 26, 2025
Global Recycled Standard 4.0	Product categories: Trading (PC0030) Process categories: worn accessories (PC0012), functional accessories (PC0017), hard goods (PC0022) dyed fabrics (PC0025), fabrics (PC0028)	Intertek Testing Services NA, Inc.	JLHK	January 21, 2025
HIGG Facility Environmental Module	Certifies that JLHK has adopted the Higg Facility Environmental Model as standardized environmental assessment to measure and grow its sustainability practice	Sustainable Apparel Coalition	JLHK	N/A
Certificate of Compliance

Product categories: Retroreflective Silver (1351L, 1751L), Perforated Retroreflective Silver (1351L-PF-SS, 1751L-PF-SS), Fluorescent Yellow-Green with a Retroreflective Silver Stripe in the Center (1355LC, 1735LA), Perforated Fluorescent Yellow-Green with a Retroreflective Silver Stripe in the Center (1735LA-PF-SS), Retroreflective Silver Segmented Heat Transfer (5351L, 5731L), Fluorescent Yellow-Green Segmented Heat Transfer with a Retroreflective Silver Stripe in the Center (5355L)

Recognizes our products meet the following standards: Standard on Protective Ensembles for Structural Fire Fighting and Proximity Fire Fighting (NFPA 1971), Standard on Protective Clothing and Equipment for Wildland Fire Fighting and Urban Interface Fire Fighting (NFPA 1977), Standard on Flame-Resistant Clothing for Protection of Industrial Personnel Against Short-Duration Thermal Exposures from Fire (NFPA 2112)

		UL LLC	JLHK	N/A

Insurance

We believe our insurance coverage is adequate to insure against the risks relating to our operations, given the size and nature of our business. Our insurance coverage includes, among others, employees’ compensation, business interruption, trade credit and fire. We believe that our insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

Intellectual Property

As of the date of this Annual Report, we have registered one trademark in Hong Kong, which we consider to be material to our business:

No.	Trademark	Place of registration	Trademark number	Owner	Class	Expiry date
1.		Hong Kong	306024456	JLHK	26	July 28, 2032

Properties

As of the date of this Annual Report, we own the following properties:

No.	Location	Gross floor area (sq. m)
1.	Flat C, 3/F, Tower 10, Deerhill Villas, Deerhill Bay, No. 4699 Tai Po Road, Tai Po Kau, Tai Po, New Territories, Hong Kong	161.93
2.	House 20, JC Castle, 18 Shan Tong Road, Tai Po, New Territories, Hong Kong	278.15

As of the date of this Annual Report, we lease the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	Workshop Unit E on 10th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(1)	194.06	HK$263,220 per annum
2.	Workshop Unit E on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong (“Unit 8E”)(2)	194.06	HK$263,220 per annum
3	Workshop Unit D on 11th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong (“Unit 11D”)(3)	376.81	HK$511,056 per annum
4.	Workshop Unit C on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(4)	107.97	HK$146,400 per annum
5.	Carport L12, 1/F., Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(6)	—	HK$67,200 per annum
6.	Workshop Unit D on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(7)	376.81	HK$511,056 per annum
7.	Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(8)	96.50	HK$130,920 per annum
8.	Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(9)	103.11	HK$139,860 per annum

(1)	JLHK has leased Unit 10E from Charm Vision Holdings Limited (“Charm Vision”), a company owned by our Director Mr. Danny Tze Ching Wong, since April 1, 2019. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$21,935 per month, plus utilities.
(2)	JLHK has leased Unit 8E from Charm Vision since July 1, 2017 The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$21,935 per month, plus utilities.
(3)	JLHK leased Unit 11D from Charm Vision since March 5, 2018. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$42,588 per month, plus utilities.
(4)	JLHK has leased Unit 8C from Charm Vision since April 1, 2022. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$12,200 per month, plus utilities.
(5)	JLHK has leased Carport L12 from Charm Vision since January 1, 2023. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$5,600 per month.
(6)	On October 27, 2022, JLHK as vendor and Everlink Enterprises Limited (“Everlink”), a company owned by our Director Mr. Danny Tze Ching Wong, as purchaser entered into an agreement for the sale and purchase of Unit 8D and completed the sale of the property on the same day. On October 27, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 27, 2022 to October 26, 2024 at an annual rent of HK$730,080. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$511,056.
(7)	On October 11, 2022, JLHK as vendor and Everlink as purchaser entered into an agreement for the sale and purchase of Unit 8F and completed the sale of the property on October 13, 2022. On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022 to October 12, 2024 at an annual rent of HK$187,020. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$130,920.
(8)	On October 20, 2022, JLHK as vendor and Everlink as purchaser entered into an agreement for the sale and purchase of Unit 8Q and completed the sale of the property on the same day. On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022 to October 19, 2024 at an annual rent of HK$199,800. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$139,860.

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiary’s business, our Operating Subsidiary’s operational activities may be subject to environmental obligations. Our Operating Subsidiary did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended March 31, 2024 and 2023. Our directors expect that our Operating Subsidiary will not directly incur significant costs for compliance with any applicable environmental protection rules and regulations in the future. As of the date of this Annual Report, our Operating Subsidiary is not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health, and work safety.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings, and are not aware of any events that are likely to lead to such material proceedings.

Impact of COVID-19 on our Operating Subsidiary’s Business and Operations

We source a majority of our raw materials from China, which exercised a strict “zero-covid” policy involving mechanisms to contain the outbreak of COVID-19 from 2020 through 2022. The mechanisms included mass testing to identify infected people, centralized quarantine to isolate the infected and their close contacts and city-wide lockdowns, which affected mobilization of people and goods. We experienced supply chain disruption due to lockdowns in China or its “zero-covid” policy as raw materials were occasionally held in cities for customs clearance during transit. Our sales in Hong Kong and China declined because at times we struggled to receive the US brand products for which we are the authorized distributors on time to meet onward sales demand, and some of our customers who could not afford the wait sourced alternative products elsewhere. China reopened its borders and abolished most of the “zero-covid” mechanisms in early January 2023, and supply chain pressure was released. Our supply of the US brand products that we are licensed to distribute has resumed to a steady level. As a result, for the fiscal year ended March 31, 2024, sales to Hong Kong decreased by approximately US$4.4 million from approximately US$12.5 million for the fiscal year ended March 31, 2023 to approximately US$8.1million for the fiscal year ended March 31, 2024; for the fiscal year ended March 31, 2024, sales to China decreased by approximately US$1.1 million from approximately US$3.9 million for the fiscal year ended March 31, 2023 to approximately US$2.8 million for the fiscal year ended March 31, 2024.

Revenue by geographic areas

		For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Asia (excluded Hong Kong and China)	13,677,980	13,618,640	12,481,669
Hong Kong	14,822,478	12,536,891	8,117,692
China	5,096,557	3,900,174	2,770,967
Non-Asia	4,695,397	8,236,692	5,008,341
	38,292,412	38,292,397	28,378,669

Impact in the U.S. of the Uyghur Forced Labor Prevention Act (the “UFLPA”) and the War in Ukraine on our Operating Subsidiary’s Business and Operations

The UFLPA prohibits on the importation of goods into the United States manufactured wholly or in part with forced labor in the PRC, especially from the Xinjiang Uyghur Autonomous Region (“Xinjiang”). It establishes a rebuttable presumption that the importation of any goods, wares, articles and merchandise mined, produced or manufactured wholly or in part in Xinjiang are not entitled to entry to the U.S. and requires the importer of record to comply with specified conditions and, by clear and convincing evidence, show that the goods, wares, articles or merchandise were not produced using forced labor.

We utilize manufacturing services suppliers in the PRC for the conversion process of our products. They are not located in Xinjiang and are staffed by employees with no raw materials being sourced from Xinjiang. We are confident that our supply chain management system would rebut the presumption that our products are tainted with forced or prison labor and therefore we do not anticipate any material or adverse effect on our business operations, financial position and results of operations from the UFLPA.

The outbreak of war in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and countries supporting Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our business and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy. However, we do not anticipate that such activities will have a disproportionate material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook because:

●	we have multiple sources for raw materials and parts and are able to stockpile inventories in the event that we anticipate shortages;

●	we do not anticipate challenges sourcing raw materials as none are sourced from Russia, Belarus, Ukraine or Western China;

●	we have adequate sources of labor and do not anticipate labor shortages; and

●	we are able to adjust our production capacity to meet surges or declines in consumer demand.

Inflation

As of the date of this Annual Report, we have not experienced significant inflationary pressures on material or labor costs negatively affecting our ongoing business. The national consumer price index increased by 0.2% in 2023 over the previous year, according to the National Bureau of Statistics of China. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If there is any surge in the inflation rate, in order to mitigate inflationary pressures, we plan to (i) monitor our labor costs carefully in our day-to-day operations; (ii) outsource or contract certain nonessential employees to reduce labor-related administrative costs; and (iii) establish a supplier management system and selectively cooperate with key suppliers.

REGULATORY ENVIRONMENT

Regulations Related to Our Business Operations in Hong Kong

Regulations Related to Service Providers

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong). The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations Related to Supply of Goods

Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong). The Sale of Goods Ordinance implies various conditions or warranties to contracts of sale of goods and provides the rules on liability in relation to delivery.

When there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description, and if the sale is by sample and by description, it is not sufficient that the bulk of the goods corresponds with the sample if the goods do not also correspond with the description.

Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (a) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (b) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (c) if the contract is a contract for sale by sample, regarding the defects which would have been apparent on a reasonable examination of the sample.

“Merchantable quality” is defined in Section 2(5) of the Sale of Goods Ordinance to mean: (a) as fit for the purpose or purposes for which goods of that kind are commonly bought; (b) of such standard of appearance and finish; (c) as free from defects (including minor defects); (d) as safe; and (e) as durable, as it is reasonable to expect having regard to any description applied to them, the price (if relevant) and all the other relevant circumstances; and any reference in the Ordinance to unmerchantable goods shall be construed accordingly.

Where the seller sells goods in the course of a business and the buyer, expressly or by implication, makes known to the seller any particular purpose for which the goods are being bought, there is an implied condition that the goods supplied under the contract are reasonably fit for that purpose, whether or not that is a purpose for which such goods are commonly supplied, except where the circumstances show that the buyer does not rely, or that it is unreasonable for him to rely, on the seller’s skill or judgment.

In relation to delivery, the Sale of Goods Ordinance presumes that the risk of loss, damage or deterioration of the good remains at the seller until the property therein is transferred to the buyer; if property has been transferred to the buyer, the goods are at the buyer’s risk whether or not physical deliver has been made. Provided that where delivery has been delayed through the fault of either seller or buyer, the goods are at the risk of the party in fault in relation to any loss which might not have occurred but for such fault.

The goods need to be ascertained before property in the goods is transferred to the buyer. Generally, goods are ascertained when they are physically separated from the bulk.

Where there is a contract for the sale of specific goods, or where goods are subsequently appropriate to the contract, the seller may, by the terms of the contract or appropriation, reserve the right of disposal of the goods until certain conditions are fulfilled. In such case, notwithstanding the delivery of the goods to the buyer, or to a carrier or other bailee for the purpose of transmission to the buyer until the conditions imposed by the seller are fulfilled.

After goods have been ascertained, the property in them is transferred to the buyer at such time as the parties to the contract intend it to be transferred, taking into account the terms of the contract, the conduct of the parties, and the circumstances of the case.

For delivery by a carrier, the Sale of Goods Ordinance provides that the seller’s delivery to the carrier is prima facie deemed to be delivery of the goods to the buyer. The seller must make reasonable contract with the carrier having regard to the nature of the goods and the other circumstances of the case. If the seller omits to do so, and the goods are lost or damaged in the course of transit, the buyer may decline to treat the delivery to the carrier as a delivery to himself, or may hold the seller responsible in damages. The seller’s duty is to ensure that the transit of the goods is reasonably safe and smooth, that the goods will not be lost or damaged in the ordinary course of event.

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong). The Trade Descriptions Ordinance prohibits false trade description, false, misleading or incomplete information or false statements in respect of goods offered in the course of trade. Therefore, all the products sold by us are required to comply with the relevant provisions therein.

Section 2 of the Trade Descriptions Ordinance provides, among others, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance and price).

Section 7 of the Trade Descriptions Ordinance provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto. Section 7A provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Under sections 13E, 13F, 13G, 13H and 13I of the Trade Descriptions Ordinance, a trader commits an offence if he engages in relation to a consumer in a commercial practice that: (a) is a misleading omission; (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product.

Pursuant to section 18 of the Trade Descriptions Ordinance, a person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for two years.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong). The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong). The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong). The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this Annual Report, the Company believes it has made all contributions required under the MPFSO.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong). The Occupational Safety and Health Ordinance provides for protection to employees with respect to their safety and health in workplaces. It applies not only to industrial workplaces but also non-industrial.

Under the Occupational Safety and Health Ordinance, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by: (a) providing and maintaining plant and systems of work that are safe and without risks to health; (b) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) providing such information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees; (d) as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; and (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and (e) providing and maintaining a working environment for the employees that is safe and without risks to health. An employer who fails to comply with the above provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and on conviction on indictment, to a fine of HK$10,000,000. Further, an employer who intentionally, knowingly or recklessly fails to comply with these provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and to imprisonment for six months, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of this ordinance or the Factories and Industrial Undertakings Ordinance (Cap 59 of the Laws of Hong Kong), or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer or occupier who fails to comply with such notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and HK$1,000,000 respectively, and imprisonment of up to 12 months.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong). The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong). The Factories and Industrial Undertaking Ordinance (the “FIUO”) imposes general duties on proprietors of and persons employed at industrial undertakings, including without limitation to cargo and container handling undertakings, factories and other industrial workplaces, to ensure health and safety at work in such undertakings. Proprietor includes any person, body corporate, a firm, an occupier and the agent of such an occupier having the management or control of the business carried on in an industrial undertaking for the time being.

Section 6A(1) of the FIUO provides that “it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking.” Contravention of such duty is an offence and is liable to a fine of HK$3,000,000 on summary conviction, and HK$10,000,000 on conviction on indictment. A proprietor willfully contravene with the duty imposed by section 6A(1) without reasonable excuse commits an offence and is liable to a fine of HK$3,000,000 and to imprisonment for 6 months on summary conviction, and HK$10,000,000 and to imprisonment for two years on conviction on indictment.

There are 30 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

Regulations Related to Intellectual Property

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong). The Copyright Ordinance protects recognised categories of literary, dramatic, musical and artistic work, as well as films, broadcasts and cable programmes, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorisation from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defence for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong). The Trade Marks Ordinance provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)	identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)	identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)	similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)	identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)	applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and

(b)	at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorised by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Regulations Related to Import and Export of Goods

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong). The Import and Export Ordinance provides for the regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or which may be export from Hong Kong, and any matter incidental to or connected with the foregoing.

The import and export of certain articles are prohibited unless with the relevant licences under sections 6C and 6D which are issued under section 3 of the Import and Export Ordinance. Pursuant to section 6C of the Import and Export Ordinance, no person shall import any article specified in Schedule 1 to the Import and Export (General) Regulations (Cap 60A of the Laws of Hong Kong) except under and in accordance with an import licence issued by the Director-General of Trade and Industry under section 3 of the Import and Export Ordinance. Section 6D of the Import and Export Ordinance provides that no person shall export any article specified in the second column of Schedule 2 to the Import and Export (General) Regulations to the place specified opposite thereto in the third column of the schedule except under and in accordance with an export licence issued by the Director-General of Trade and Industry under section 3 of the Import and Export Ordinance. Any person who contravenes section 6C or 6D of the Import and Export Ordinance in respect of any article specified in Part 1 of Schedule 1 or Part 1 of Schedule 2 of the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) shall be guilty of an offence and liable on conviction to a fine of HK$500,000 and to imprisonment of two years. Any person who contravenes sections 6C or 6D of the Import and Export Ordinance in respect of any article specified in Part 2 of Schedule 1 or Part 2 of Schedule 2 of the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) shall be guilty of an offence and liable to a fine of $500,000 and to imprisonment for two years on summary conviction, or a fine of $2,000,000 and to imprisonment for seven years on conviction on indictment.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong). Regulation 3 of the Import and Export (Registration) Regulations (“Import and Export Regulations”) sets out exemptions in respect of regulations 4 and 5.

Pursuant to regulation 4 of the Import and Export Regulations, every person, including company, who imports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete import declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration required to be lodged shall be lodged within 14 days after the importation of the article to which it relates.

Regulation 5 of the Import and Export Regulations requires that every person who exports or re-exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration required to be lodged shall be lodged within 14 days after the exportation of the article to which it relates.

Any person fails or neglects to do such declaration as required under regulations 4 and 5 of the Import and Export Regulations within 14 days after the importation or exportation (as the case may be) of the article to which it relates without any reasonable excuse shall be liable to (1) a fine of HK$1,000 upon summary conviction; and (2) commencing from the date of conviction, a fine of HK$100 in respect of everyday during which his failure or neglect to lodge such declaration in that manners continues. Further, any person who knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable on summary conviction to a fine of HK$10,000.

Regulations Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong). Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax. No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong). Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits. No tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares. Trading gains from the sale of Ordinary Shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations and at the rates of 7.5% on assessable profits up to HK$2,000,000 and 15.0% on any part of assessable profits over HK$2,000,000 on unincorporated businesses from the year of assessment commencing on or after April 1, 2018. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to Our Business Operations in the PRC

Laws and Regulations Relating to Foreign Investment

The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation, and labor matters are regulated by the Foreign-invested Enterprise Law of the PRC (the “FIE Law”) and the Regulations for the Implementation of the Foreign-invested Enterprise Law of the PRC. Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”). The Negative List contains specific provisions guiding market access of foreign capital, stipulating in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign investment. Any industry not listed in the Negative List is a permitted industry.

Laws and Regulations Relating to Intellectual Property Rights

Pursuant to the Trademark Law of the PRC (the “Trademark Law”), the right to exclusive use of a registered trademark shall be limited to trademarks which have been registered and to goods for which the use of trademark has been permitted. The period of validity of a registered trademark shall be ten years, counted from the day the registration is made. According to the Trademark Law, (i) using a trademark that is identical to a registered trademark on the same goods without the authorization of the owner of the registered trademark; (ii) using a trademark that is similar to a registered trademark on the same goods or (iii) using a trademark that is identical with or similar to a registered trademark on similar goods without the authorization of the owner of the registered trademark, which is likely to cause confusion, shall be deemed to constitute an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Laws and Regulations Relating to Foreign Exchange

Foreign Currency Exchange. The principal regulation governing foreign currency exchange in the PRC is the Regulation of the PRC for the Control of Foreign Exchange (the “Foreign Exchange Regulation”). Under the regulation, RMB are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital expenditure, such as direct investment, loans, or investments in securities, outside the PRC unless the approval of the State Administration of Foreign Exchange (the “SAFE”) or its local counterpart is obtained in advance.

According to the Notice on Further Improving and Adjusting Management Policies on Foreign Exchange of Direct Investment, in relation to direct foreign investments in the PRC, foreign investors are no longer required to obtain approval from the SAFE to re-invest in the PRC by using income legally generated from the PRC. No approval from the SAFE is required for opening the foreign exchange accounts, payment into certain accounts, settlement of the foreign exchange and for the purchase and external payment of foreign exchange. Also, the transfer of foreign exchange in the PRC under a direct investment account is no longer subject to approval by the SAFE. In addition, the foreign-invested enterprises are permitted to remit funds to their offshore parent companies.

According to the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, verification, and approval of foreign exchange registration under domestic direct investment is abolished. The banks shall, in accordance with relevant guidance, directly examine and handle foreign exchange registration under domestic direct investment. Relevant entities may, at their discretion, choose the banks in their respective places of registration to go through foreign exchange registration of direct investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the outflow or inflow of profits and dividends) under direct investment only after foreign exchange registration of direct investment is completed.

Laws and Regulations Relating to Taxation in the PRC

Enterprise Income Tax. Pursuant to the Enterprise Income Tax Law of the PRC (the “EIT Law”), the income tax rate for both resident enterprises and foreign-invested enterprises is 25% commencing from January 1, 2008 (with certain exceptions for qualified foreign-invested enterprises). In order to clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the Enterprise Income Tax Law of the PRC (the “EIT Implementation Rules”). Pursuant to the EIT Law and the EIT Implementation Rules, non-resident enterprises which have not established agencies or offices in the PRC, or which have established agencies or offices in the PRC but whose income has no association with such agencies or offices, shall pay enterprise income tax on their income earned from inside the PRC, and such income of nonresident enterprises for which the payer thereof shall be the withholding agent, shall be taxed at the reduced rate of 10% and shall be withheld at the source.

Withholding income tax and international tax treaties. Pursuant to the EIT Law and the EIT Law Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in PRC to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of registration and incorporation has entered into a tax agreement with PRC which provides a different withholding tax arrangement.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion, the applicable withholding income tax rate for any dividends declared by a Chinese company is 5% for a shareholder being a Hong Kong resident holding at least 25% interest in its registered capital, or 10% for a shareholder being a Hong Kong resident holding less than 25% interest in its registered capital.

According to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. The term “non-resident taxpayers” refers to the taxpayers other than the PRC tax residents under the Provisions of domestic tax laws or conventions on the avoidance of double taxation signed by the government of the People’s Republic of China with foreign countries (including the tax arrangements signed with the Hong Kong Special Administrative Region and the Macau Special Administrative Region (hereinafter collectively referred to as the “Tax Conventions”) (including non-resident enterprises and non-resident individuals). The convention treatment means the deduction of or exemption from the enterprise income tax or individual income tax obligations required by the provisions of PRC tax laws, under the tax conventions or tax clauses of conventions on aviation, sea transportation, and automobile transportation, as well as the agreements or exchanges of letters on the mutual-exemption from tax on income from international transportation, signed by the People’s Republic of China with foreign countries, including the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion.

According to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, when the withholding agent enters into a business contract with a non-resident enterprise in relation to income derived from or accruing in the PRC, where the non-resident enterprise has no office or premises established in the PRC or the income derived or accrued has no de facto relationship with the office or premises established, if the contract stipulates that the withholding agent shall bear the tax payable amount, the tax-exclusive income amount derived by the non-resident enterprise shall be converted to a tax-inclusive income amount and the tax withheld shall be turned over. Where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends and bonuses, the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends and bonuses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3.D to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

J-Long Group Limited is a holding company incorporated in July 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Alpine Eagle, which was incorporated under the laws of the BVI on August 24, 2022. Alpine Eagle is a holding company holding all the equity interest of Sun Choice, which is a Hong Kong company incorporated on November 10, 2017. Sun Choice currently does not conduct any business operations. J-Long Group Limited is also a holding company holding of all the equity interest of J-Long Limited, a company incorporated on December 13, 1985 under the laws of Hong Kong, which is our sole Operating Subsidiary conducting business operations in Hong Kong.

The Company, through JLHK, is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords, with over 30 years of experience in the apparel industry and having served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. We have been an authorized distributor of 3M™ Scotchlite™ reflective materials since 2000. We are a long-standing channel partner and a converter of 3M™ Scotchlite™ reflective materials, serving a range of global brands. As a converter for 3M™ Scotchlite™ reflective materials, it involves providing adhesive solutions by offering custom shaped parts designed to the specification requirements of the customer.

RESULTS OF OPERATIONS

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated, both in absolute amount and as a percentage of its total revenues. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Revenues	38,292,412	38,292,397	28,378,669
Cost of sales	29,436,421	28,253,752	21,581,411
Gross profit	8,855,991	10,038,645	6,797,258

Operating expenses:
Selling and marketing expenses	1,740,278	2,170,570	2,068,502
General and administrative expenses	1,585,268	1,635,222	4,348,458
Total operating expenses	3,325,546	3,805,792	6,416,960

Income from operations	5,530,445	6,232,853	380,298

Other income (expenses):
Other income (expenses)	61,635	1,212,809	173,053
Currency exchange (loss) gain	(156,123)	443,831	503,101
Interest (expenses) income, net	(75,919)	(135,616)	(145,951)
Total other income (expense)	(170,407)	1,521,024	530,203

Income before tax expense	5,360,038	7,753,877	910,501
Income tax expense	876,396	1,097,726	126,841
Net income	4,483,642	6,656,151	783,660

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	(19,500)	51,531	414
Total comprehensive income	4,464,142	6,707,682	784,074

Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023

Revenue

Our revenues decreased by 26% to $28,378,669 for the fiscal year ended March 31, 2024 compared to $38,292,397 for the fiscal year ended March 31, 2023. Heat transfer products are our major offering and contributed 71% and 69% of our revenues for the fiscal years ended March 31, 2024 and 2023 followed by fabric products, which contributed 12% and 13%, respectively. For the fiscal year ended March 31, 2024, we experienced a decrease in overall sales mainly because many of our customers reduced their orders as they were still attempting to sell their inventory due to the slowdown in the economy after Covid-19. Sales during the fiscal year ended March 31, 2024 from Hong Kong, China and non-Asian countries all decreased compared to the fiscal year ended March 31, 2023, resulting in a $9,913,728 decrease in revenue for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023.

Cost of Sales

Our cost of sales is comprised of the cost of direct materials, sub-contractor fees, product inspection costs, warehouse lease expenses and packing and design costs. Cost of sales decreased by 24% to $21,581,411 for the fiscal year ended March 31, 2024 from $28,253,752 for the fiscal year ended March 31, 2023 in line with our decrease in revenues.

Gross Profit

Our gross profit decreased by 32% to $6,797,258 for the fiscal year ended March 31, 2024 compared to $10,038,645 for the fiscal year ended March 31, 2023. Our gross profit margin decreased to 24% for the fiscal year ended March 31, 2024 as compared to 26% for 2023, essentially remaining stable.

Selling and Marketing Expenses

Selling and marketing expenses are mainly comprised of marketing and promotion fees paid to consultants for overseas sales, commission expenses, wages and salaries for our sales and marketing personnel and outbound transportation expenses. Our selling and marketing expenses decreased by 5% to $2,068,502 as compared to $2,170,570 for the fiscal year ended March 31, 2023. We paid commissions to our overseas consultants who are mainly stationed in non-Asian countries with respect to non-Asia sales. As non-Asia sales decreased, we incurred lower commissions in fiscal year 2024 compared to fiscal year 2023. In addition, payroll expenses and transportation expenses decreased in line with the sales decrease.

General and Administrative Expenses

General and administrative expenses are mainly comprised of staff costs and directors’ remuneration, travel and transportation expenses, depreciation expenses, lease expenses, office expenses, bank charges, professional fees, audit fees and other miscellaneous expenses. Our general and administrative expenses increased by 166% to $4,348,458 from $1,635,222 for the fiscal year ended March 31, 2023 primarily due to increases in officers’ and directors’ remuneration, which together account for approximately 69% of general and administrative expenses, and professional fees which account for approximately 4% of general and administrative expenses. All three of these increases were due to our initial public offering, which closed in January 2024.

Other Income/expenses and currency exchange gain/loss

We recorded an other income and exchange gain of $676,154 for the fiscal year ended March 31, 2024, as compared to an other income and exchange gain of $1,656,640 for the fiscal year ended March 31, 2023. Other income and exchange gain for the fiscal year ended March 31, 2024 was mainly comprised of a foreign exchange gain of $503,101 and rental income of $110,128. Other income and exchange gain for the year ended March 31, 2023 was mainly comprised of exchange gain of $443,831, a subsidy of $177,356 from the Employment Support Scheme launched by the Hong Kong government and a gain from disposal of property of $987,532.

Interest Expense

Our interest expense increased by 8% to $145,951 for the fiscal year ended March 31, 2024, from $135,616 for the fiscal year ended March 31, 2023. The increase was primarily due to the rise in interest rates.

Income Tax Expense

Our income tax expense decreased by 88% to $126,841 for the fiscal year ended March 31, 2024 from $1,097,726 for the fiscal year ended March 31, 2023. The decrease was due to our decrease in profit before income tax. Our effective tax rate was 14.2% for the year ended March 31, 2023 and 13.9% for the year ended March 31, 2024, respectively. For information on taxes imposed by the Cayman Islands and Hong Kong, please see Item 10. “Additional Information - Material Income Tax Considerations.”

Net Income

As a result of the foregoing, our net profit decreased by 88% to $783,660 for the fiscal year ended March 31, 2024 from $6,656,151 for the fiscal year ended March 31, 2023. Our net profit margin for the fiscal year ended March 31, 2024 declined to 2.8% from 17.4% for the fiscal year ended March 31, 2023 as a result of our decreased gross profit margin and increased general and administrative expenses during our 2024 fiscal year.

Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022

Revenue

Our revenues remained approximately the same at $38,292,397 for the fiscal year ended March 31, 2023, from $38,292,412 for the fiscal year ended March 31, 2022. Heat transfer products are our major offering and contributed 66% and 69% of our revenues for the fiscal years ended March 31, 2022 and 2023, followed by fabric products, which contributed 11% and 13%, respectively. For the fiscal year ended March 31, 2023, we experienced a decrease in sales of woven label and tape products and zipper pull products, as customer demand was not as high as the previous fiscal year. Drawcord products, on the other hand, recorded a significant increase in sales. As China and Hong Kong abolished almost all COVID-19 measures in January 2023, i.e. the fourth fiscal quarter of 2023, our directors expected that the supply chain issues within China would gradually normalize and would not pose significant long term risk to our operations, but its impact was yet to be reflected for the 2023 fiscal year. As a result of the lockdown, sales generated from China saw a decline while non-Asia sales recorded significant growth as revenue increased by $3,541,295 to $8,236,692 for the fiscal year ended March 31, 2023, from $4,695,397 for the fiscal year ended March 31, 2022 due to the growing demand of American clients as the global supply chain normalized.

Cost of Sales

Our cost of sales is comprised of direct materials and sub-contractor fees. Cost of sales decreased by 4.0% to $28,253,752 for the fiscal year ended March 31, 2023, from $29,436,421 for the fiscal year ended March 31, 2022. For the fiscal year ended March 31, 2023, our processing and packaging costs decreased due to an increase in the proportion of sales of products with lower processing and packaging costs. On the other hand, we sold a larger volume of products that had a higher profit margin to certain key customers, resulting in a lower level of cost of sales as compared to a relatively steady revenue level in fiscal year 2023.

Gross Profit

Our gross profit increased by 13.4% to $10,038,645 for the fiscal year ended March 31, 2023, from $8,855,991 for the fiscal year ended March 31, 2022. The increase in gross profit was mainly due to increased sales to certain key customers, and an increase in the proportion of sales of products with lower processing and packaging costs, which produced a better profit margin. As a result of the above and given the increase in our selling prices, our gross profit margin was slightly improved to 26.2% for the fiscal year ended March 31, 2023, as compared to 23.1% for the fiscal year ended March 31, 2022.

Selling and Marketing Expenses

Selling and marketing expenses are primarily comprised of marketing and promotion fees paid to consultants for overseas sales, wages and salaries for our sales and marketing personnel and outbound transportation expenses. Our selling and marketing expenses increased by 24.7% to $2,170,570 for the fiscal year ended March 31, 2023, from $1,740,278 for the fiscal year ended March 31, 2022. We paid commissions to our overseas consultants who are mainly stationed in non-Asian countries with respect to non-Asia sales. We incurred higher commissions in fiscal year 2023 due to an increase in non-Asia sales. In line with inflation and the market trend, we also increased salaries to our sales and marketing department to keep our Company competitive and attractive to prospective employees.

General and Administrative Expenses

General and administrative expenses are mainly comprised of staff costs and directors’ remuneration, travel and transportation expenses, depreciation expenses, office expenses, bank charges and other miscellaneous expenses. Our general and administrative expenses increased by 3.2% to $1,635,222 for the fiscal year ended March 31, 2023, from $1,585,268 for the fiscal year ended March 31, 2022. The increase was mainly due to a higher number of sale and lease-back agreements entered into for warehouse, office and warehouse/office space, which caused an increase in lease expenses.

Other Income/Expenses and Currency Exchange Gain/Loss

We recorded other income and exchange gain of $1,656,640 for the fiscal year ended March 31, 2023, as compared to other expenses and currency exchange loss of $94,488 for the fiscal year ended March 31, 2022. Other income for the fiscal year ended March 31, 2023 was mainly due to a foreign exchange gain of $443,831 due to the fluctuation of the Renminbi, an increase of sundry income of $177,356 derived mainly from a subsidy from the Employment Support Scheme launched by the Hong Kong government and a gain from disposal of property of $987,532. Other losses for the year ended March 31, 2022 was mainly due to a foreign exchange loss of approximately $156,000 as the US dollar appreciated, while such loss was partly offset by sundry income.

Interest Expense

Our interest expenses increased by 78.6% to $135,616 for the fiscal year ended March 31, 2023, from $75,919 for the fiscal year ended March 31, 2022. The increase was primarily due to the rise in interest rates.

Income Tax Expense

Our income tax expense increased by 25.3% to $1,097,726 for the fiscal year ended March 31, 2023, from $876,396 for the fiscal year ended March 31, 2022. The increase was due to our increase in profit before income tax. Our effective tax rate decreased to 14.2% for the fiscal year ended March 31, 2023 from 16.4% for the fiscal year ended March 31, 2022. For information on taxes imposed by the Cayman Islands and Hong Kong, please see Item 10. “Additional Information - Material Income Tax Considerations.”

Net Income

As a result of the foregoing, our net profit increased by 48.5% to $6,656,151 for the fiscal year ended March 31, 2023, from $4,483,642 for the fiscal year ended March 31, 2022. Due to the improved gross profit margin and increased other income, our net profit margin improved to 17.4% for the fiscal year ended March 31, 2023 from 11.7% for the fiscal year ended March 31, 2022.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Our use of cash is primarily related to operating activities and repayment of bank loans for normal business operation, we also use cash for payment of dividends and payment of costs for our initial public offering for non-recurring activities in fiscal year 2024 and 2023. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings, and in fiscal year 2024 we also received $6,340,537 of net proceeds from our initial public offering.

The table below summarizes our cash flows information for the years as indicated:

	For the fiscal year ended March 31,
	2022	2023	2024
	US$	US$	US$
Cash and cash equivalents and restricted cash at the beginning of the year	3,958,921	7,362,748	5,959,927
Net cash provided by (used in) operating activities	5,664,842	1,958,323	(1,500,098)
Net cash provided by (used in) investing activities	(83,454)	2,061,606	17
Net cash provided by (used in) financing activities	(2,177,561)	(5,422,750)	701,972
Cash and cash equivalents and restricted cash at the end of the year	7,362,748	5,959,927	5,161,818

Operating Activities

Cash flows from operating activities reflected net income for the year adjusted for non-cash items such as depreciation, gain on disposal of property, plant and equipment, provision for inventories, credit loss, deferred tax expenses and changes in working capital.

Net cash used in operating activities was $1,500,098 for the year ended March 31, 2024, compared to net cash provided by operating activities of $1,958,323 for the year ended March 31, 2023, representing an increase of approximately $3,458,421 in the net cash outflow from operating activities. The increase in net cash used in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable and account receivable from related parties resulted in a cash outflow of $271,179 for the year ended March 31, 2024 compared to a cash inflow of $922,737 for the same period of 2023, which led to an approximately $1,194,000 increase in net cash outflow from operating activities.
(2)	Change in notes receivable resulted in a cash inflow of $250,330 for the year ended March 31, 2024 compared to a cash outflow of $143,023 for the same period of 2023, which led to an approximately $393,000 increase in net cash inflow in operating activities.
(3)	Change in prepayment, deposits and other receivable resulted in a cash outflow of $518,636 for the year ended March 31, 2024 compared to a cash inflow of $163,460 for the same period of 2023, which led to an approximately $682,000 increase in net cash outflow from operating activities.
(4)	Change in accounts payable and accounts payable to related party resulted in a cash outflow of $2,730,201 for the year ended March 31, 2024 compared to a cash outflow of $1,545,485 for the same period of 2023, which led to an approximately $1,185,000 increase in net cash outflow from operating activities.
(5)	Change in accruals and other current liabilities resulted in a cash inflow of $224,631 for the year ended March 31, 2024 compared to a cash outflow of $9,228 for the same period of 2023, which led to an approximately $234,000 increase in net cash inflow from operating activities.
(6)	Change in contract liabilities resulted in a cash inflow of 100,343 for the year ended March 31, 2024 compared to a cash inflow of $23,454 for the same period of 2023, which led to an approximately $77,000 increase in net cash inflow from operating activities.
(8)	Change in tax payables resulted in a cash outflow of $1,079,215 for the year ended March 31, 2024 compared to a cash outflow of $216,021 for the same period of 2023, which led to an approximately $863,000 increase in net cash outflow from operating activities.
(9)	Change in inventories resulted in a cash inflow of $1,220,369 for the year ended March 31, 2024 compared to a cash outflow of $3,277,654 for the same period of 2023, which led to an approximately $4,498,000 increase in net cash inflow from operating activities.
(10)	Net income of $783,660 in the year ended March 31, 2024 compared to net income of $6,656,151 for the same period of 2023, which led to an approximately $5,872,000 decrease in net cash inflow from operating activities.

Net cash provided by operating activities was $1,958,323 for the year ended March 31, 2023, compared to net cash provided by operating activities of $5,664,842 for the year ended March 31, 2022, representing a decrease of approximately $3,707,000 in the net cash inflow from operating activities. The decrease in net cash provided by operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable and account receivable from related parties resulted in a cash inflow of $922,737 for the year ended March 31, 2023 compared to a cash outflow of $134,811 for the same period of 2022, which led to an approximately $1,058,000 increase in net cash inflow from operating activities.
(2)	Change in notes receivable resulted in a cash outflow of $143,023 for the year ended March 31, 2023 compared to a cash outflow of $111,806 for the same period of 2022, which led to an approximately $31,000 increase in net cash outflow from operating activities.
(3)	Change in prepayment, deposits and other receivable resulted in a cash inflow of $163,460 for the year ended March 31, 2023 compared to a cash inflow of $25,859 for the same period of 2022, which led to an approximately $138,000 increase in net cash inflow from operating activities.
(4)	Change in accounts payable and accounts payable to related party resulted in a cash outflow of $1,545,485 for the year ended March 31, 2023 compared to a cash inflow of $1,890,227 for the same period of 2022, which led to an approximately $3,436,000 increase in net cash outflow from operating activities.
(5)	Change in accruals and other current liabilities resulted in a cash outflow of $9,228 for the year ended March 31, 2023 compared to a cash inflow of $165,695 for the same period of 2022, which led to an approximately $175,000 increase in net cash outflow from operating activities.
(6)	Change in contract liabilities resulted in a cash inflow of $23,454 for the year ended March 31, 2023 compared to a cash outflow of $163,669 for the same period of 2022, which led to an approximately $187,000 increase in net cash inflow from operating activities.
(8)	Change in tax payables resulted in a cash outflow of $216,021 for the year ended March 31, 2023 compared to a cash outflow of $305,665 for the same period of 2022, which led to an approximately $90,000 decrease in net cash outflow from operating activities.
(9)	Change in inventories resulted in a cash outflow of $3,277,654 for the year ended March 31, 2023 compared to a cash outflow of $593,639 for the same period of 2022, which led to an approximately $2,684,000 increase in net cash outflow from operating activities.
(10)	Net income of $6,656,151 in the year ended March 31, 2023 compared to net income of $4,483,642 for the same period of 2022, which led to an approximately $2,173,000 increase in net cash inflow from operating activities.

Investing Activities

For the year ended March 31, 2024, net cash provided by investing activities was $17, which was the result of the net off of payment of acquiring property, plant and equipment and net proceeds from redemption of marketable debt securities.

For the year ended March 31, 2023, net cash provided by investing activities was $2,061,606, which was the result of the net proceeds from the acquisition and sale of property, plant and equipment and marketable debt securities.

For the year ended March 31, 2022, net cash used in investing activities was $83,454, which was due to additions in furniture and fixtures.

Financing Activities

For the year ended March 31, 2024, net cash provided by financing activities was $701,902 which was due to the repayment of bank loans of $603,790, payment of offering costs of $1,055,100, payment of dividend of $1,676,750, net repayment to related parties of $2,302,925 and net off with the result of the proceeds from the issuance of Ordinary Shares net of issuance cost of $6,340,537.

For the year ended March 31, 2023, net cash used in financing activities was $5,422,750, which was due to the repayment of bank loans of $1,661,125, payment of offering costs for legal and professional parties engaged for the preparation of the listing of the Company’s Ordinary Shares and the net repayment to related parties of $2,771,832.

For the year ended March 31, 2022, net cash used in financing activities was $2,177,561. Financing cash inflow includes effects of proceeds from new bank loans of $1,500,000, which were offset by (i) net payment to related parties of $2,715,646; and (ii) repayment of bank loans of $961,915.

Capital Expenditures

We had capital expenditures of $198,701, $49,960 and $83,454 for the fiscal years ended March 31, 2024 , 2023 and 2022, respectively. Our capital expenditures were mainly for the acquisition of furniture and fixtures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the Company’s liquidity, capital resources, market risk support, credit risk support or other benefits.

Trend Information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on net revenues, incomes from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2024, the Company did not have any material litigation or lawsuits filed against it or threatened.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. The management of the Company believes the following critical accounting estimate is the most significantly affected by judgments and assumptions used in the preparation of our consolidated financial statements: Inventory valuation.

Inventory valuation

Inventories are stated at the lower of cost and net realizable value, and on a weighted average basis. We review inventory on a regular basis for excess and slow-moving inventory. The review is based on an analysis of the age of inventory on hand, historical sales of the same or similar products, and expected net realizable value through future sales. The analysis includes a review of inventory quantities on hand at period-end in relation to year-to-date sales, orders received and projections for sales in the foreseeable future. While we normally procure inventories based on orders received, there are certain types of material which are most popular and we buy in bulk orders for better pricing and speedy order fulfilment. For the pre-order materials, we review the inventory quantities and the market trend for inventory impairment at year-end. The estimated net realizable value is determined based on the recent and estimated selling prices of inventory.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating leases	89,451	—	—	—	89,451
Bank loans	655,492	1,369,844	11,906	—	2,037,242

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

Our Board of Directors is the primary decision-making body of our Company, setting fundamental business strategies and policies for the management and operation of our Operating Subsidiary’s business and monitoring their implementation.

Our Board of Directors currently consists of five directors, comprising two Executive Directors and three independent non-executive Directors. The following table sets forth the names, ages, and titles of our directors, executive officers, and senior management/key personnel:

Directors and Executive Officers	Age	Position
Mr. Danny Tze Ching Wong	67	Chairman of the Board
Mr. Edwin Chun Yin Wong	36	Executive Director and Chief Executive Officer
Ms. Wai Ha Tang	61	Chief Financial Officer(1)
Mr. Stephen Wayland Kan	71	Independent Non-Executive Director
Ms. Pun Yiu Candy Alice	38	Independent Non-Executive Director
Mr. Nathaniel Clifton Chan	43	Independent Non-Executive Director

(1)	Ms. Tang is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm.

Mr. Danny Tze Ching Wong has served as the Company’s chairman of the Board of Directors since July 2022. Mr. Danny Wong has over 35 years of experience in the apparel industry specializing in the development and supply of reflective and non-reflective garment trims. Since 1985, Mr. Danny Wong founded and served as the managing director of our Operating Subsidiary JLHK, one of the first authorized 3M™ Scotchlite™ Reflective Distributors in Asia Pacific, serving international outerwear, sports apparel brands and fashion brands worldwide. He has been primarily responsible for our corporate strategic planning, business development and overall management and operations. His activities include consultations, marketing and sales development, execution of business plans, account management, recruiting and training new colleagues, and being a point of contact for customers and suppliers. Prior to founding JLHK, he also worked in the safety and security department of a world-renowned leading reflective material brand in the U.S. Mr. Danny Wong is the father of Mr. Edwin Wong, another director of the Company.

Mr. Edwin Chun Yin Wong has served as our Chief Executive Officer since July 2022 and an executive director since July 2022. He has over 10 years of experience in the trading and retail of garment products. Mr. Edwin Wong concurrently serves as director of JLHK since June 2012. He has been responsible for maintaining business growth while building our customer base in both occupational and customer markets. In addition, he oversees core aspects of our business operations from market research and trend analysis to product designs, development, manufacturing, quality control and shipment. Mr. Edwin Wong has obtained a bachelor’s degree in business administration from the University of Southern California’s Marshall School of Business in January 2009. Mr. Edwin Wong is the son of Mr. Danny Wong, the Chairman of our Board of Directors.

Ms. Wai Ha Tang has served as our Chief Financial Officer since December 2022. Ms. Tang has over 30 years of experience in accounting and finance. Ms. Tang had previously worked for extensive periods of time in China, the UK, Vietnam and Cambodia as auditor, business and tax advisor, chief financial officer, chief operation officer, listed and non-listed company director and entrepreneur. She has been involved in various industries including fashion, garment manufacturing, environmental, retail and distribution. Since June 2019, she has served as the managing director and chief financial officer of Aquales Investment Limited, a family office which focuses on investing in early-stage projects with positive environmental and social impacts worldwide.

From September 2017 to June 2019, she served as the group chief financial officer of Vershold Group, an integrated supply chain solutions provider to retailers and manufacturers. From October 2015 to September 2017, she served as the executive director and chief financial officer of Aquales International Limited, a provider of weatherwear and accessories. From July 2012 to October 2015, she served as the chief financial officer, company secretary and chief operation officer of Native Union (Design Pool Limited), a provider of mobile device accessories. From October 2010 to July 2012, she served as an executive director of Alcamat Financial and Accounting Services Limited. From February 2003 to February 2009, she served as the group executive director of Hembly International Holdings Ltd, a company listed on the Stock Exchange of Hong Kong (stock code: 3989). Ms. Tang is a fellow chartered accountant (FCA) of the Institute of Chartered Accountants in England and Wales, certified public accountant (CPA) of the Hong Kong Institute of Certified Public Accountants, chartered financial analyst (CFA) level 1 candidate of the Chartered Financial Analyst Institute, and Business and Finance Professional (BFP) of the Institute of Chartered Accountants in England and Wales. Ms. Tang received a bachelor’s degree in education from the University of Bristol in 1988 and a master of business administration from Oxford University’s Said Business School in 2021.

Mr. Stephen Wayland Kan has served as our independent non-executive director since December 29, 2023. Mr. Kan is also the chairman of the nominating and corporate governance committee and a member of the audit and the compensation committees. Mr. Kan has nearly 40 years of work experience and has vast experience in import, retail and wholesale trade. Since June 1996, Mr. Kan has co-founded and served as chief executive officer of KRW International, Inc, a company engaged in import and export trade and wholesale. Mr. Kan also holds professional qualifications and substantial work experience in accounting and finance. From 2002 to 2011, he served as the Manager of Special Projects and Business Controls at San Diego Gas and Electric Company. From 1998 to 2002, he served as SAP Technology Consultant at Idea Integration. Prior to that, from 1975 to 1998, he served various management and staff positions in treasury, accounting and financial planning at Southern California Gas Company. He is a fellow member of the Institute of Management Accountants since 1993. He received a Bachelor of Science degree in accounting from the University of California, Berkeley in 1975 and a Master of Business Administration from the California State University in 1982.

Ms. Pun Yiu Candy Alice has served as our independent non-executive director since April 2, 2024. Ms. Pun is also the chairman of the audit committee and a member of the nominating and corporate governance and the compensation committees. Ms Pun Yiu Candy Alice has been a member of the Hong Kong Institute of Certified Public Accountants since 2012, and has over 14 years of experience in the accounting and financial industry. Ms. Pun was employed at various financial institutions in their investment banking division and was mainly responsible for initial public offerings and mergers and acquisitions. She is currently working in the family office of a Hong Kong-listed company focusing on direct investments in real estate, consumer and technology sectors in the PRC and global markets.

Mr. Nathaniel Clifton Chan has served as our independent non-executive director since December 29, 2023. Mr. Chan is also the chairman of the compensation committee and a member of the audit and the nominating and corporate governance committees. Mr. Chan has over 15 years of work experience in the financial industry. Since February 2019, Mr. Chan has served as a team senior relationship manager at HSBC Global Private Bank. From October 2008 to September 2018, Mr. Chan served as an associate and then as a director at UBS AG Private Wealth Management. From December 2006 to September 2008, Mr. Chan served as a manager and then as an assistant vice president in the public sector division of Asia Pacific corporate banking at Citi. From January 2005 to December 2006, Mr. Chan served as a management associate and then as an assistant manager in the real estate division of Hong Kong corporate banking at Citi. He obtained a bachelor’s degree in science from the University of Southern California’s Marshall School of Business in May 2003.

Resignation of Independent Director

On March 25, 2024, our Board of Directors received the resignation of Suen To Wai from his positions as an independent non-executive director, the chairman of the audit committee and a member of the nominating and corporate governance and compensation committees of the Company. In his resignation, Mr. Suen stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with the Company or the Board of Directors.

Family Relationships

As of the date of this Annual Report, there are no family relationships among our executive officers or our Board of Directors, other than that of Mr. Danny Wong and Mr. Edwin Wong, who are father and son.

Employment Agreements

We have entered into employment agreements with Mr. Danny Wong, the chairman of our Board of Directors, and Mr. Edwin Wong, our Chief Executive Officer. Under these agreements, each of our executive officers is employed for an initial term of three years unless terminated earlier pursuant to the terms of the agreement. Upon expiration of the three-year term, the employment agreements will be automatically extended for successive three-year terms unless either party gives the other party a one month prior written notice to terminate the employment prior to the expiration of such 3-year term or unless terminated earlier pursuant to the terms of the agreement. We also may terminate employment for cause, at any time, without advance notice or remuneration, if the executive officer (i) commits a serious or persistent breach or non-observance of the terms and conditions of employment; (ii) is convicted of a criminal offense other than one which, in the opinion of the Board, does not affect his position as an employee of the Company; (iii) willfully disobeys a lawful and reasonable order; (iv) misconducts himself and such conduct is inconsistent with the due and faithful discharge of the executive’s material duties under the employment agreement; (v) is guilty of fraud or dishonesty; or (vi) is habitually neglectful in his duties. We may terminate an executive officer’s employment without cause upon one month’s advance written notice or by payment of one month’s salary in lieu of notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate his employment at any time with one month’s advance written notice or by payment of one month’s salary in lieu of notice, and may resign at any time if his resignation is approved by the Board.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without the written consent of the Company, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally, or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

Employment Agreement with Mr. Danny Wong. We entered into an employment agreement with Mr. Danny Wong, our Chairman of the Board of Directors, dated July 22, 2024 (the “Chairman Employment Agreement”). The Chairman Employment Agreement provides for a base monthly salary of HK$500,000 and bonuses at the discretion of the Board. Under the Chairman Employment Agreement, Mr. Danny Wong is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan, travel/holiday plan and share incentive plan, if one is adopted and maintained by the Company.

Employment Agreement with Mr. Edwin Wong. We entered into an employment agreement with Mr. Edwin Wong, our Chief Executive Officer, dated July 22, 2024 (the “CEO Employment Agreement”). The CEO Employment Agreement provides for a base monthly salary of HK$400,000 and bonuses at the discretion of the Board. Under the CEO Employment Agreement, Mr. Edwin Wong is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan, travel/holiday plan and share incentive plan, if one is adopted and maintained by the Company.

Copies of the CEO Employment Agreement and the Chairman Employment Agreement have been filed as Exhibits 4.17 and 4.18, respectively, to this Annual Report.

Independent Director Agreements

We have also entered into agreements with all of our independent directors whereby Messrs. Stephen Kan and Nathaniel Chan’s service began on December 29, 2023 and Ms. Alice Pun’s service began on April 2, 2024 (collectively, the “Independent Director Agreements”). The terms of appointment continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from office (the “Expiration Date”).

Pursuant to the Independent Director Agreements, each independent director acknowledged that appointment to the Board was contingent upon the Board’s determination that such independent director was “independent” with respect to the Company, as such term is defined by Rule 5605 of the Nasdaq Stock Market’s Listing Rules and any other applicable rules, and that such independent director may be removed from the Board in the event that the independent director does not maintain such independence. Each of the independent directors further acknowledged and agreed that the acceptance, directly or indirectly, of any consulting, advisory or other compensatory fee, other than for Board service, from the Company or any subsidiary thereof would impair such director’s independence, and such independent director agreed not to accept any such fees. The Independent Director Agreements also contain provisions pertaining to conflicts of interest and corporate opportunities and a confidentiality provision whereby each director agrees to keep any confidential information, as defined therein, strictly confidential.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive directors, executive officers and independent directors (collectively, the “Indemnification Agreements”). Under the Indemnification Agreements, the Company has agreed to indemnify each of our executive directors, executive officers and independent directors against certain liabilities and expenses that they may incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our Board of Directors consists of five directors, comprised of two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the Board of Directors in accordance with our amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested; in voting with respect to any such matter, such director should take into account his or her duties as a director. A director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve Board diversity through the consideration of a number of factors when selecting the candidates to our Board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural and educational background, ethnicity and length of service. The ultimate decision regarding the appointment will be based on merit and the contribution that the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our Board. Our Board is well balanced and diversified in alignment with our business development and strategy.

While we do not have a formal policy regarding Board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Board Diversity Matrix as of March 31, 2024
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the Board of Directors. Effective December 29, 2023, we adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Pun, Mr. Kan and Mr. Chan, and it is chaired by Ms. Pun. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Pun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The responsibilities of the audit committee under the Amended Audit Committee Charter are:

●	To (1) select and retain an independent registered public accounting firm to act as the Company's independent auditors for the purpose of auditing the Company's annual financial statements, (2) set the compensation of the Company's independent auditors, (3) oversee the work done by the Company's independent auditors and (4) terminate the Company's independent auditors, if necessary.

●	To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

●	To approve all audit engagement fees and terms; and to pre-approve all audit and permitted non-audit and tax services that may be provided by the Company's independent auditors or other registered public accounting firms, and establish policies and procedures for the Committee's pre-approval of permitted services by the Company's independent auditors or other registered public accounting firms on an on-going basis.

●	At least annually, to evaluate the qualifications, performance and independence of the Company's independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the Company's independent auditors and consider regular rotation of the accounting firm serving as the Company's independent auditors.

●	To review and discuss with the Company's independent auditors (1) the auditors' responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors' risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.

●	To review and discuss with the Company's independent auditors (1) all critical accounting policies and practices to be used by the Company; and (2) any material written communications between the auditors and management.

●	To review and discuss with the Company's independent auditors and management (1) any audit problems or difficulties, including difficulties encountered by the Company's independent auditors during their audit work (such as restrictions on the scope of their activities or their access to information), (2) any significant disagreements with management and (3) management's response to these problems, difficulties or disagreements; and to resolve any disagreements between the Company's auditors and management.

●	To review with management and the Company's independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

●	To keep the Company's independent auditors informed of the Committee's understanding of the Company's relationships and transactions with related parties that are significant to the company; and to review and discuss with the Company's independent auditors the auditors' evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit regarding the Company's relationships and transactions with related parties.

●	To review with management the adequacy and effectiveness of the Company's internal control, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company's internal controls and any special steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such internal controls, and review and discuss with management disclosure relating to the Company's internal controls.

●	To review and discuss with the Company's independent auditors any other matters required to be discussed by applicable requirements of the PCAOB and the SEC.

●	To review and discuss with the Company's independent auditors and management the Company's annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditors on the financial statements and the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" to be included in the Company's annual report on Form 20-F before the Form 20-F is filed.

●	To recommend to the Board whether the audited financial statements and the related MD&A disclosure should be included in the Company's Form 20-F and whether the Form 20-F should be filed with the SEC; and to produce the audit committee report required to be included in the Company's proxy statement.

●	To review and discuss with management: the Company's earnings press releases, including the type of information to be included and its presentation and the use of any pro forma, adjusted or other non-GAAP financial information, before their release to the public; and any financial information and earnings guidance provided to analysts and ratings agencies, including the type of information to be disclosed and type of presentation to be made.

●	To set Company hiring policies for employees or former employees of the Company's independent auditors that participated in any capacity in any Company audit.

●	To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

●	To review and discuss with management the risks faced by the Company and the policies, guidelines and process by which management assesses and manages the Company's risks, including but not limited to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

●	To review cybersecurity risk as part of the Company’s overall risk-management program, implement the Company’s Cybersecurity Policy and establish and maintain strategy pursuant thereto, and liaise with management to ensure that cybersecurity risk management remains a meaningful priority in the Company’s business strategy and operations.

●	To review the Company's compliance with applicable laws and regulations and to review and oversee the Company's policies, procedures, and programs designed to promote and monitor legal and regulatory compliance, and to review and approve the hiring or dismissal of a Compliance Officer(s).

●	To monitor compliance with the Company's Code of Ethics and Business Conduct (the "Code"), to investigate any alleged breach or violation of the Code, and to enforce the provisions of the Code.

●	To review, with the General Counsel, if any, or with outside legal counsel, legal and regulatory matters, including legal cases against or regulatory investigations of the Company and its subsidiaries, that could have a significant impact on the Company's financial statements.

●	To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, in accordance with Company policies and procedures, and to develop policies and procedures for the Committee's approval of related party transactions.

Amended audit committee charter. Effective July 26, 2024, our Board of Directors authorized and approved an amendment to the audit committee charter (the “Amended Audit Committee Charter”) pursuant to which the audit committee was given the responsibility of implementing the Company’s cybersecurity policy (the “Cybersecurity Policy”). The Amended Audit Committee Charter provides the members of the audit committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Amended Audit Committee Charter further provides authority and responsibility to the members of the audit committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into Board governance.

For additional information regarding our Cybersecurity Policy, please Item 16K of this Annual Report.

Compensation Committee

Our compensation committee consists of Mr. Kan, Ms. Pun and Mr. Chan, and it is chaired by Mr. Chan. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Amended compensation committee charter. Effective July 26, 2024, our Board of Directors authorized and approved an amendment to the compensation committee charter (the “Compensation Committee Charter”) in which the compensation committee was given the responsibility of implementing the Company’s compensation recovery policy (the “Compensation Recovery Policy”). The Compensation Committee Charter provides the members of the compensation committee with authorization and authority to carry out such duties and responsibilities as are associated with the Compensation Recovery Policy. In the event of a restatement of the Company’s financial statements, the Compensation Recovery Policy requires the Company to recover the incremental portion of any incentive-based compensation received by any current or former executive officer of the Company that was in excess of the amount the officer would have received had his or her incentive compensation been determined based on the restated financial statements. The amended Compensation Committee Charter gives the compensation committee the authority and power to: (i) determine such executive officers who served at any time during the performance period for incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that is subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to this Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Kan, Ms. Pun and Mr. Chan, and it is chaired by Mr. Kan. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the Board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the Board and advising the Board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the Board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined under Rule 3b-4(c) of the Exchange Act. As a result, we are exempt from some of the requirements under the Exchange Act applicable to domestic issuers, and in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), but we are required to comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and Voting Rights requirement (Rule 5640), and to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Code of Conduct and Code of Ethics

As of this Annual Report, we have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code has been filed as Exhibit 11.1 to this Annual Report.

Compensation of Directors and Senior Management/Executive Personnel

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee determines the salaries of our directors and members of our senior management based on their qualifications, positions and seniority.

The following table summarizes all compensation received by our directors, executive officers and key employees during the fiscal years ended March 31, 2024, 2023 and 2022:

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Fiscal Year	Salary (HK$)	Bonus(1) (HK$)	Other(2) Compensation (HK$)
Mr. Danny Tze Ching Wong(3)	2022	358,800	Nil	16,560
Chairman	2023	358,800	Nil	16,560
	2024	4,827,600	5,000,000	63,800

Mr. Edwin Chun Yin Wong(4)	2022	462,000	Nil	18,000
Director and CEO	2023	462,000	Nil	18,000
	2024	3,633,000	3,000,000	18,000

Ms. Wai Ha Tang(5)	2022	360,000	Nil	Nil
CFO	2023	360,000	Nil	Nil
	2024	360,000	Nil	Nil

Mr. Stephen Wayland Kan(6)	2022	Nil	Nil	Nil
Independent Non-executive Director	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Mr. To Wai Suen(6)	2022	Nil	Nil	Nil
Independent Non-Executive Director	2023	Nil	Nil	Nil
	2024	20,000	Nil	Nil

Mr. Nathaniel Clifton Chan(6)	2022	Nil	Nil	Nil
Independent Non-executive Director	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Ms. Pun Yiu Candy Alice (7)	2022	Nil	Nil	Nil
Independent Non-Executive Director	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

(1)	On March 5, 2024, the Board of Directors authorized payment of bonuses to Mr. Danny Wong and Mr. Edwin Wong in recognition of the dedication and excellent services provided by both to further the Company’s goals of expansion and increasing revenues and gross profit.

(2)	Includes amounts paid into the MPF for Mr. Edwin Wong and Mr. Danny Wong.

(3)	Mr. Danny Tze Ching Wong was appointed as Chairman of the Board of Directors in July 2022.

(4)	Mr. Edwin Chun Yin Wong was appointed as a member of the Board of Directors and the CEO in July 2022.

(5)

Ms. Tang is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm. Amount shown was paid to the outside consulting firm that provides Ms. Tang’s services to the Company.

(6)	Mr. Stephen Kan, Mr. Suen Wai and Mr. Nathaniel Chan were appointed as independent non-executive directors effective with the closing of the IPO effective December 29, 2023. Mr. Suen resigned from his position as an independent non-executive director effective April 2, 2024.

(7)	Ms. Pun was appointed as an independent non-executive director effective April 2, 2024.

Compensation Recovery Policy

As required pursuant to the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act and Rule 10D-1 under the Exchange Act, the Compensation Committee of the Board of Directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”), effective July 26, 2024. The Compensation Recover Policy comes into play in the event that the Company is required to restate its financial statements for any fiscal year, and requires the Company to recover the incremental portion of incentive-based compensation received by any officer that was in excess of the amount they would have received had their incentive compensation been determined based on the restated financial statements. Events requiring a restatement of financial statements would include the material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024.

Equity Compensation Plan Information

On June 17, 2024, our Board of Directors authorized and adopted a 2024 equity incentive plan (the “2024 Equity Incentive Plan”), providing a means by which the Company may attract and retain key personnel, and directors, officers, managers, employees, consultants and advisors of the Company could acquire and maintain an equity interest in the Company or be paid incentive compensation, strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company’s shareholders. The 2024 Equity Incentive Plan provides for the reservation of 6,280,000 Ordinary Shares for allotment and issuance as fully paid and non-assessable pursuant to any incentive stock option, non-qualified stock option, stock appreciation right, restricted stock unit, stock bonus award or performance compensation award that may be granted under the 2024 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024 and through the date of this Annual Report, we have not authorized the grant of any of our Ordinary Shares pursuant to the 2024 Equity Incentive Plan.

Employees

As of March 31, 2024, JLHK employed a total number of 62 full-time employees. JLHK had a total of 57 full-time employees as of March 31, 2023. All of our employees were stationed in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of March 31, 2024	As of March 31, 2023
Management	3	3
Administration and human resources	2	1
Accounting and finance	5	5
Sales and marketing	26	25
Customer service	16	13
Warehouse/inventory management	6	6
Quality control	2	2
Product design and development	2	2
Total	62	57

We believe JLHK maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the fiscal years ended March 31, 2024 and 2023.

We emphasize the continuing education and quality training of our staff to enhance its work performance. Our employees also receive in-house training on a regular basis to enhance their technical knowledge on industry quality standards and safety standards. We consider our training program to be only used as a platform to upgrade the skills of our employees regularly, but also used to encourage greater cohesion. These measures increase overall efficiency and loyalty, and they also serve as a means of retaining quality employees. We review the performance of our employees from time to time in order to determine salary adjustments and promotion appraisals.

Labor unions, labor and safety incidents

Our Operating Subsidiary has not set up a labor union for employees. Our Operating Subsidiary strives to maintain good relationships with its employees and provides them with a safe working environment. During the fiscal years ended March 31, 2024 and 2023 and through the date of this Annual Report, our Operating Subsidiary did not experience any form of industrial action of its employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiary.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes - it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more and also applies also to self-employed persons. Under the MPF, the choice of the scheme is the responsibility of the employer (for which the legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

Our Operating Subsidiary in Hong Kong has implemented an MPF to provide retirement benefits for its employees. All permanent full-time employees are eligible to join the MPF. Eligible employees of the MPF and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HKD1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for any employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiary in Hong Kong for the fiscal years ended March 31, 2024 and 2023 amounted to approximately HK$771,429 and HK$658,791, respectively. JLHK has no other obligation to make payments in respect of retirement benefits of the employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Annual Report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. We are not directly or indirectly owned or controlled by any foreign government or by another corporation.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her. Except as otherwise indicated below, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

As of the date of this Annual Report, we have 31,400,000 Ordinary Shares issued and outstanding. None of our outstanding Ordinary Shares are held of record by holders in the United States.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(4)
Named Executive Officers and Directors:
Mr. Danny Tze Ching Wong(1)(2)	18,090,000	57.61%
Mr. Edwin Chun Yin Wong(1)(2)	3,000,000	9.55%
Ms. Wai Ha Tang(1)	0	0.00%
Mr. To Wai Suen(1)(3)	0	0.00%
Mr. Stephen Wayland Kan(1)	0	0.00%
Mr. Nathaniel Clifton Chan(1)	0	0.00%
Ms. Pun Yiu Candy Alice(1)	0	0.00%
All executive officers and directors as a group (6 persons)

5% or Greater Shareholders
Mr. Danny Tze Ching Wong(1)(2)	18,090,000	57.61%
Mr. Edwin Chun Yin Wong(2)	3,000,000	9.55%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong.
(2)	Mr. Danny Tze Ching Wong, our chairman of the Board and director, is the father of Mr. Edwin Chun Yin Wong, our chief executive officer and director. Messrs. Edwin Chun Yin Wong and Danny Tze Ching Wong do not share the same household nor do they share beneficial ownership over the Ordinary Shares the other owns.
(3)	Mr. To Wai Suen resigned his position as an independent non-executive director of the Company effective April 2, 2024.
(4)	Based on 31,400,000 Ordinary Shares issued and outstanding as of the date of this Annual Report.

Declaration of Cash Dividend

On February 29, 2024, our Board of Directors declared a special cash dividend in the aggregate amount of $6,000,000 to be paid to all holders of record of our outstanding Ordinary Shares as of March 11, 2024. As of March 31, 2024, $1,676,750 had been paid in cash, $3,922,795 had been fully settled by directly deducting the dividend amount from the amount due from the shareholders and $400,455 had not yet been paid. The dividend was paid on March 12, 2024 to three shareholders of record (including CEDE and Co. as shareholder of record of 10,310,000 shares) based on 31,400,000 Ordinary Shares issued and outstanding. The $400,455 that had not been paid as of March 31, 2024 was paid in cash on April 3, 2024. Each shareholder received approximately $0.19 per share.

Related Party Transactions

We have adopted an audit committee charter, which was amended on July 26, 2024, that requires the audit committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee. During the fiscal years ended March 31, 2022, 2023 and 2024, we, including the Operating Subsidiary, entered into the following transactions with our related parties:

List of Related Parties

Name	Relationship
Mr. Danny Tze Ching Wong (“Mr. Danny Wong”)	Director, Chairman of the Board of Director and Controlling Shareholder
Mr. Edwin Chun Yin Wong (“Mr. Edwin Wong”)	Director and Chief Executive Officer, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun (“Ms. Lui”)	Spouse of Mr. Danny Wong
Charm Vision Holdings Limited (“Charm Vision”)	A company owned as to 99.9% by Mr. Danny Wong and 0.1% by the spouse of Mr. Danny Wong
J-Long Group Limited (“JLGL”)	A company owned as to 10% by Mr. Danny Wong and 90% by Mr. Edwin Wong
Mega Image Production Limited (“Mega Image”)	A company owned as to 90.91% by Charm Vision and 9.09% by Mr. Danny Wong
Guangdong Rongmian Accessories Technology Co., Ltd. (“Guangdong Rongmian”)	A company owned as to 28% by Mr. Edwin Wong
Jiaxing Newsole Reflective Material Co., Ltd. (“Jiaxing Newsole”)	A company owned as to 90% by New Sole (Shanghai) Technology Ltd., which is owned as to 33% by Mr. Danny Wong
New Sole (Shanghai) Technology Ltd. (“New Sole”)	A company owned as to 33% by Mr. Danny Wong
Xsafe Limited (“Xsafe”)	A company wholly owned by Mr. Danny Wong
Everlink Enterprises Limited (“Everlink”)	A company wholly owned by Mr. Danny Wong

Transactions with Related Parties

Related party transactions during the years ended March 31, 2022, 2023 and 2024

	Nature	2022	2023	2024
		US$	US$	US$
Guangdong Rongmian	Sales of garment trims(1)	817,685	195,332	156,816
Guangdong Rongmian	Purchase of garment trims(1)	8,147,625	7,431,504	5,853,973
New Sole	Purchase of garment trims(2)	1,110,739	3,182,535	308,093
Jiaxing Newsole	Sale of garment trims(3)	366,732	7,760	—
Jiaxing Newsole	Purchase of garment trims(3)	2,044,746	1,561,334	1,250,837
Xsafe Limited	Administration charges	5,962	5,962	—

(1)	During the normal course of business, Guangdong Rongmian engaged JLHK as both a supplier and a customer for the sale and purchase of garment trims.
(2)	During the normal course of business, JLHK engaged New Sole as a customer for the purchase of garment trims.
(3)	During the normal course of business, JLHK engaged Jiaxing Newsole as both a supplier and a customer for the sale and purchase of garment trims.

Leases

JLHK leased real property from related parties during the years ended March 31, 2022, 2023 and 2024 as follows:

Name	Premise	Rental payment for the year ended March 31, 2022	Rental payment for the year ended March 31, 2023	Rental payment for the year ended March 31, 2024
		US$	US$	US$
Charm Vision	Office and warehouse	30,769	216,831	216,831
Charm Vision	Carpark	—	3,077	12,308
Everlink(1)(2)(3)	Office and warehouse	—	62,972	143,192

(1)	On October 11, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,250,000 (approximately US$288,462). On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022 to October 12, 2024 at an annual rent of HK$187,020 (approximately US$23,977). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$130,920 (approximately US$16,751).
(2)	On October 20, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,430,000 (approximately US$311,538). On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022 to October 19, 2024 at an annual rent of HK$199,800 (approximately US$25,615). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$139,860 (approximately US$17,895).
(3)	On October 27, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit D on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$9,800,000 (approximately US$1,256,410). On October 27, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 27, 2022 to October 26, 2024 at an annual rent of HK$730,080 (approximately US$93,600). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$511,056 (approximately US$65,390).

Bank Facilities

Bank borrowings as of March 31, 2022, 2023 and 2024 are as follows:

					Balance as of March 31,
Lender	Type	Maturity date	Currency	Interest rate	2022	2023	2024
					US$	US$	US$
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	700,319	571,055	441,402
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	1,131,285	921,158	712,018
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	312,450	254,415	196,653
Hang Seng Bank Limited(1)	Mortgage	December 2026	HKD	HIBOR+1.4%	468,173	375,410	283,200
Hang Seng Bank Limited(1)	Mortgage	April 2027	HKD	HIBOR+1.6%	426,880	—	—
Hang Seng Bank Limited(1)	Mortgage	April 2027	HKD	HIBOR+1.6%	634,846	518,994	403,969
Hang Seng Bank Limited(1)	Revolving loan	—	HKD	HIBOR+1.2%	628,205	—	—
Total					4,302,158	2,641,032	2,037,242

(1)	JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:
(a)	Unlimited joint or personal guarantee by Mr. Danny Wong and the spouse of Mr. Danny Wong; and
(b)	Legal charge over properties beneficially owned by JLHK, Mr. Danny Wong and the spouse of Mr. Danny Wong.

Due From (To) Related Parties

Due from (to) related parties consist of the following:

			As of March 31,
Name	Nature	Classification	2022	2023	2024
			US$	US$	US$
Mr. Danny Wong	Advance to/(from) director	Amount due from/(to) related party(1)	1,860,425	2,108,688	(347,761)
Mr. Edwin Wong	Advance from director	Amounts due to related party	360	15,375	—
Ms. Lui	Advance from a related party	Amounts due to related party	11,378	6,410	—
Charm Vision	Advance from a related party	Amounts due to related party	30,769	—	—
JLGL	Advance from a related party	Amounts due to related party	—	218,590	216,950
Mega Image	Advance from a related party	Amount due to related party	185,669	—	—
Everlink	Advance to a related party	Amount due from related party(2)	—	1,080	488,260	(3)
New Sole	Advance to a related party	Amount due from related party(4)	—	—	87,081

(1)	During the years ended March 31, 2024, 2023 and 2022, the largest amount outstanding due from Mr. Danny Wong were US$7,859,052, US$10,516,578 and US$9,372,775, respectively.
(2)	During the years ended March 31, 2024 and 2023, the largest amount outstanding due from Everlink was US$488,260.
(3)	Represents January 19, 2024 short-term loan in the principal amount of HK$3,800,000 made in connection with renegotiated leases with reduced rents on three properties rented by JLHK from Everlink.
(4)

During the year ended March 31, 2024, the largest amount outstanding due from New Sole was US$130,471. These advances are made in the ordinary course of business and arise from the collection of certain amounts by New Sole on behalf of the Company.

The above amounts were unsecured, interest free, had no specific repayment terms and were of non-trade nature.

Accounts Receivable/Payable

Accounts receivable/payable consist of the following:

			As of March 31,
Name	Nature	Classification	2022	2023	2024
			US$	US$	US$
Guangdong Rongmian	Sales of garment trims	Accounts receivable(1)	33,537	17,304	33,924
Guangdong Rongmian	Purchase of garment trims	Accounts payable	1,726,584	506,275	807,681
Jiaxing Newsole	Sales of garment trims	Accounts receivable(2)	149,717	258	—
Jiaxing Newsole	Purchase of garment trims	Accounts payable	680,541	92,421	235,981
New Sole	Purchase of garment trims	Accounts payable	892,073	1,783,376	105,767

(1)	During the years ended March 31, 2024, 2023 and 2022, the largest amounts outstanding from Guangdong Rongmian were US$128,180, US$18,843 and US$33,537, respectively.
(2)	During the years ended March 31, 2024, 2023 and 2022, the largest amounts outstanding from Jiaxing Newsole were US$505,9601, US$92,421 and US$680,541, respectively.

Other Transactions

The Company rents a residential property owned by it to Mr. Danny Wong for which Mr. Wong paid the Company approximately US$76,923 in rent for the year ended March 31, 2024.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Global Market on January 24, 2024 under the symbol “JL.” The CUSIP number for our Ordinary Shares is G5191U104.

Transfer Agent

The transfer agent and registrar for the Ordinary Shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$51,000 divided into 1,360,000,000 Ordinary Shares with a par value of US$0.0000375 each.

Ordinary Shares

The following are summaries of certain material terms of our Ordinary Shares.

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our Board of Directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid-up on the shares in respect of which the dividend is paid, although no amount paid-up on a share in advance of calls shall for this purpose be treated as paid-up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid-up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our Board of Directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, installments or otherwise.

Where our Board of Directors or our Company in general meeting has resolved that a dividend should be paid or declared, our Board of Directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid-up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid-up in lieu of the whole or such part of the dividend as our Board of Directors may think fit.

Upon the recommendation of our Board of Directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid-up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our Board of Directors or our Company in general meeting has resolved that a dividend be paid or declared, our Board of Directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our Board of Directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or installments payable upon any shares held by him/her/it, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our Board of Directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our Board of Directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our Board of Directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a check or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative, shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid-up or credited as paid-up on a share in advance of calls or instalments is treated for this purpose as paid-up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Amended and Restated Memorandum and Articles of Association

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. At the closing of the Initial Public Offering, we became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As of the date of this Annual Report, we intend to comply with the Nasdaq Rules in lieu of following home country practice in most respects. The Nasdaq Rules require that every company listed on Nasdaq hold an annual general meeting of shareholders. In addition, our Articles of Association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our Articles.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board of Directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our Board of Directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board of Directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our Board of Directors may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board of Directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our Board of Directors may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid-up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board of Directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board of Directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our Board of Directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on Liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges, or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid-up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid-up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Articles of Association and to the terms of allotment, our Board of Directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our Board of Directors shall fix from the day appointed for payment to the time of actual payment, but our Board of Directors may waive payment of such interest wholly or in part. Our Board of Directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our Board of Directors may decide.

If a member fails to pay any call or installment of a call on the day appointed for payment, our Board of Directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board of Directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board of Directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our Board of Directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of shares, any power of our Company to purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares) shall be exercisable by our Board of Directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our Board of Directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by its duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Although not required under Cayman Islands law, our Articles of Association require the Company to hold an annual general meeting each fiscal year other than the fiscal year during which we adopted our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one-tenth of the paid-up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our Board of Directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our Board of Directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our Board of Directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our Board of Directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 5 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of directors, which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be one or more members entitled to vote and present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our Company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

(c)	sub-divide our shares or any of them into shares of a smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted within four months by holders of 90% of the shares that are the subject of the offer, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association, as further amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our Board of Directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Neither the Companies Act nor our Amended and Restated Articles of Association provide for shareholder action by written consent.

Shareholder Proposals

Neither Cayman Islands law nor our Articles of Association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our Articles of Association require us to call such meetings every year.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting.

Removal of Directors

Under our Articles of Association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by special resolution.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following is a discussion of certain Cayman Islands, Hong Kong and United States income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands, Hong Kong and United States laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchased our Ordinary Shares pursuant to our IPO and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Global Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, except for those which hold interests in land in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

Dividends and Dividend Policy

A special cash dividend in the approximate aggregate amount of $6.0 million was paid by the companies comprising our Group for the year ended March 31, 2024. The dividend has been paid to our shareholders. Such dividend payments should not be considered as a guarantee or indication that those companies will declare and pay dividends in such manner in the future or at all.

We have adopted a dividend policy, according to which our Board of Directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

If our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk relates to the risk that the counterparty to a financial instrument would fail to discharge its obligations under the terms of the financial instrument and cause a financial loss to us.

Bank deposits are only placed with creditworthy financial institutions. Management does not expect any financial institutions will fail to meet their obligations resulting in material credit losses to us.

In respect of accounts receivable, individual credit evaluations are performed. These evaluations focus on the past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral from customers.

In respect of our investment in marketable debt securities, which are exposed to the securities issuers’ risk of default in paying coupons on time or at all, we regularly monitor the financial conditions of the debt securities issuers and any change in their credit ratings to make further investment decisions.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customer operates and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2023 and 2024, 23% and 32%, respectively, of our total accounts receivable were due from our five largest customers.

Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our exposure to currency risk arises primarily from cash and cash equivalents, restricted cash, investment in marketable debt securities, accounts receivable and accounts payable, which are primarily denominated in Hong Kong dollars, US dollars and Renminbi. Our reporting currency is US dollars.

As the Hong Kong dollar is pegged to the US dollar and although Renminbi gradually depreciated against the US dollar over the three years ended March 31, 2024, management believes that we are not exposed to significant currency risk.

The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 basis points (“bps”) in year-end exchange-rates, applied to the Company’s net balances of trade receivables and trade payables in foreign currencies.

	At March 31, 2022			At March 31, 2023			At March 31, 2024
Foreign Currency	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)
RMB	5,360,038	268,002	(268,002)	7,753,877	387,694	(387,694)	910,501	45,525	(45,525)

We currently do not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Price Risk

We held investment in marketable debt securities which are exposed to market price fluctuation risk. To manage this risk, our management continuously monitors the financial condition of the security issuers and market price fluctuations. Appropriate actions including selling the position will be taken should the need arise. For the years ended March 31, 2022, 2023 and 2024, losses resulting from the impairment of investment in marketable debt securities to reflect the decline in value considered to be other-than-temporary were nil, US$60,754 and US$42,291, respectively.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our bank borrowings with floating interest rates and our investment in marketable debt securities. Our policy is to obtain the most favorable interest rates available for our borrowings. Management monitors interest rate exposure and will consider hedging significant interest rate exposures should the need arise. For our investment in marketable debt securities, our management considers the investment objective with respect to the position of the investment and monitors the impact on market price due to changes in interest rate.

The following table presents the potential effects on net interest income or expenses of a hypothetical change of +/- 250 bps in year-end interest rates, applied to the Company’s bank borrowings and cash and cash equivalents.

For the year ended March 31, 2022			For the year ended March 31, 2023			For the year ended March 31, 2024
Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)	Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)	Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)
5,544,872	(1,898)	1,898	5,352,564	(3,390)	3,390	4,224,359	(3,649)	3,649

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of March 31, 2024, the Company determined that our internal control over financial reporting was not effective. The material weaknesses identified were as follows:

●	the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of US GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements;

●	limited controls over information processing due to the small size of the Company and the lack of a sufficient number of experienced accounting and finance personnel;

●	inadequate segregation of duties consistent with control objectives, as management was composed of only two persons; and

●	lack of formal policies and procedures necessary to adequately review significant accounting transactions and the accounting treatment of those transactions.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" nor "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

During the fiscal year ended March 31, 2024, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, the Company has hired external accounting consultants with knowledge of U.S. GAAP and SEC financial reporting requirements to assist our finance and accounting department.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our Board of Directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Ms. Pun as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is filed as Exhibit 11.1 to this Annual Report for the fiscal year ended March 31, 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended March 31, 2023 and 2024:

	Financial Year Ended March 31, 2023	Financial Year Ended March 31, 2024
Audit Fees	$160,000	$175,000
Audit Related Fees	-	$5,000
All Other Fees	-	40,000
Total	$160,000	$220,000

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Audit Related Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with consent of documents filed with the SEC.

All Other Fees consist of the aggregate fees billed for services provided by our independent auditor and not otherwise included in Audit Fees or Audit Related Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between Cayman Islands companies’ corporate governance practices and those followed by United States companies under the Nasdaq Rules are summarized as follows:

●	Rule 5605(b)(1), which requires that the board of directors consist of a majority of independent directors compared to Cayman Islands corporate law, which permits a board of directors to consist of less than a majority of independent directors. We comply with Rule 5605(b)(1) as our Board of Directors includes three independent directors.

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, by a majority of the independent directors or by a nominations committee comprised solely of independent directors compared to Cayman Islands corporate law, which contains no requirements for the selection of director nominees. We comply with Rule 5605(e) in that we have a nominations committee comprised solely of independent directors that is responsible for making recommendations to the Board regarding the selection and approval of director nominees.

●	Rule 5605(c)(2)(A), which requires each company to have an audit committee of at least three members, each of whom is an independent director, compared to Cayman Islands corporate law which does not require an audit committee. We comply with Rule 5605(c)(2)(A) in that our audit committee is comprised of three members, each of whom is an independent director.

●	Rule 5605(b)(2), which requires that regular sessions be held where only independent directors are present compared to Cayman Islands corporate law that does not require us to hold regular executive sessions. We follow our home country law.

●	Rule 5635(c), which requires us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended compared to Cayman Islands corporate law that does not require shareholder approval for the issuance of securities upon establishment or material amendment of such plans. If we adopt any such plan, we intend to follow our home country law.

Other than as indicated above, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other disposition of its securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a)	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

b)	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2024.

The Audit Committee of our Board of Directors is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

J-LONG GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

J-Long Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of J-Long Group Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

July 31, 2024

J-LONG GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2024 AND 2023

	For the year ended March 31,
	2023	2024
	USD	USD
Assets
Current assets:
Cash and cash equivalents	5,959,927	4,161,818
Restricted cash	-	1,000,000
Accounts receivable, net	2,085,776	2,349,374
Accounts receivable, net – related parties	17,562	33,924
Investment in marketable debt securities	243,284	2,275
Inventories	5,785,616	4,449,132
Notes receivable	393,442	143,112
Prepaid expenses and other current assets, net	126,208	627,090
Tax recoverable	-	938,979
Due from related parties	2,109,768	575,341
Total current assets	16,721,583	14,281,045
Property, plant and equipment, net	2,367,136	2,424,572
Right-of-use assets – Operating lease	447,475	85,221
Deferred cost	989,793	-
Deposit	-	11,252
Deferred tax assets	79,626	91,971
Total non-current assets	3,884,030	2,613,016
TOTAL ASSETS	20,605,613	16,894,061

Liabilities
Current liabilities:
Bank loans – current	626,657	655,492
Operating lease liabilities – current	7,151	-
Operating lease liabilities – current – related parties	359,658	88,139
Accounts payable	2,857,028	1,359,470
Accounts payable – related parties	2,382,072	1,149,429
Accruals and other current liabilities	281,991	760,992
Dividend payables	-	400,455
Contract liabilities	260,132	360,475
Due to related parties	240,375	564,711
Income taxes payable	140,236	-
Total current liabilities	7,155,300	5,339,163

Non-current liabilities
Bank loans – non-current	2,014,375	1,381,750
Operating lease liabilities – non-current – related parties	88,139	—
Total non-current liabilities	2,102,514	1,381,750
TOTAL LIABILITIES	9,257,814	6,720,913

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares US$0.0000375 par value each; 1,360,000,000 shares authorized; 30,000,000 and 31,400,000 shares issued and outstanding, respectively (1)	1,125	1,178
Additional Paid-in Capital	256,410	4,297,632
Accumulated other comprehensive income/(loss)	(414)	-
Retained earnings	11,090,678	5,874,338
Total shareholders’ equity	11,347,799	10,173,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,605,613	16,894,061

(1)	Retroactively adjusted for the effects of the Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Revenues	38,292,412	38,292,397	28,378,669
Cost of sales	29,436,421	28,253,752	21,581,411
Gross profit	8,855,991	10,038,645	6,797,258

Operating expenses:
Selling and marketing expenses	1,740,278	2,170,570	2,068,502
General and administrative expenses	1,585,268	1,635,222	4,348,458
Total operating expenses	3,325,546	3,805,792	6,416,960

Income from operations	5,530,445	6,232,853	380,298

Other income (expenses):
Other income (expenses)	61,635	1,212,809	173,053
Currency exchange (loss) gain	(156,123)	443,831	503,101
Interest (expenses) income, net	(75,919)	(135,616)	(145,951)
Total other income (expense)	(170,407)	1,521,024	530,203

Income before tax expense	5,360,038	7,753,877	910,501
Income tax expense	876,396	1,097,726	126,841
Net income	4,483,642	6,656,151	783,660

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	(19,500)	51,531	414
Total comprehensive income	4,464,142	6,707,682	784,074

Net income per share attributable to ordinary shareholders
Basic and diluted (1)	0.15	0.22	0.03
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted (1)	30,000,000	30,000,000	30,249,315

(1)	Retroactively adjusted for the effects of the Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2024, 2023 and 2022

	Ordinary shares		Additional		Accumulated other	Total
	Number of shares (1)	Amount	Paid-in Capital	Retained earnings	comprehensive income/(loss)	stockholders’ equity
		USD	USD	USD	USD	USD
Balance as of March 31, 2021	30,000,000	1,125	256,410	5,322,680	(32,445)	5,547,770
Dividend paid	—	—	—	(2,948,718)	—	(2,948,718)
Change in fair value of investment in marketable debt securities, net of tax	—	—	—	—	(19,500)	(19,500)
Net income	—	—	—	4,483,642	—	4,483,642
Balance as of March 31, 2022	30,000,000	1,125	256,410	6,857,604	(51,945)	7,063,194
Dividend paid	—	—	—	(2,423,077)	—	(2,423,077)
Change in fair value of investment in marketable debt securities, net of tax	—	—	—	—	51,531	51,531
Net income	—	—	—	6,656,151	—	6,656,151
Balance as of March 31, 2023	30,000,000	1,125	256,410	11,090,678	(414)	11,347,799
Dividend declared	—	—	—	(6,000,000)	—	(6,000,000)
Early redemption of investment in marketable debt securities, net of tax	—	—	—	—	414	414
Issuance of ordinary share upon the completion of IPO, net of issuance cost	1,400,000	53	4,041,222	—	—	4,041,275
Net income	—	—	—	783,660	—	783,660
Balance as of March 31, 2024	31,400,000	1,178	4,297,632	5,874,338	—	10,173,148

(1)	Retroactively adjusted for the effects of the Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Operating activities
Net income	4,483,642	6,656,151	783,660
Non-cash item adjustments:
Depreciation	202,823	169,283	147,767
Non-cash operating lease expenses	21,356	291,102	362,255
Gain on disposal of property, plant and equipment	—	(987,532)	—
Provision for inventories	190,594	—	116,115
Loss from early redemption of marketable debt securities	—	10,626	496
Credit loss	35,662	86,741	33,509
Deferred tax expenses	(31,919)	(14,087)	(12,428)
Change in operating assets and liabilities:
Change in accounts receivable	(45,047)	758,584	(254,817)
Change in accounts receivable – related parties	(89,764)	164,153	(16,362)
Change in notes receivable	(111,806)	(143,023)	250,330
Change in prepayment, deposits and other receivable	25,859	163,460	(518,636)
Change in due from related parties	233,484	101,564	(87,081)
Change in accounts payable	380,681	(628,359)	(1,497,558)
Change in accounts payable – related parties	1,509,546	(917,126)	(1,232,643)
Change in accruals, and other current liabilities	165,695	(9,228)	224,631
Change in contract liabilities	(163,669)	23,454	100,343
Change in due to related parties	(221,698)	10,047	325,976
Change in income tax payable	(305,665)	(216,021)	(1,079,215)
Change in inventories	(593,639)	(3,277,654)	1,220,369
Change in lease liabilities – operating lease	(21,293)	(283,812)	(366,809)
Cash provided by/(used in) operating activities	5,664,842	1,958,323	(1,500,098)

Investing activities
Payment for acquiring property, plant and equipment	(83,454)	(49,960)	(198,701)
Proceeds from disposal of property, plant and equipment	—	1,923,076	—
Proceeds from redemption of marketable debt securities	—	188,490	198,718
Cash provided by/(used in) investing activities	(83,454)	2,061,606	17

Financing activities
Proceeds from new bank loans	1,500,000	—	—
Repayment of bank loans	(961,915)	(1,661,125)	(603,790)
Payment for offering costs	—	(989,793)	(1,055,100)
Advance from related parties	17,072,555	24,802,951	20,619,251
Repayment to related parties	(19,788,201)	(27,574,783)	(22,922,176)
Payment of dividend	—	—	(1,676,750)
Proceeds from issuance of common stock, net of issuance costs	—	—	6,340,537
Cash (used in)/provided by financing activities	(2,177,561)	(5,422,750)	701,972

Net change in cash and cash equivalents and restricted cash	3,403,827	(1,402,821)	(798,109)
Cash and cash equivalents and restricted cash as of beginning of the year	3,958,921	7,362,748	5,959,927
Cash and cash equivalents and restricted cash as of the end of the year	7,362,748	5,959,927	5,161,818

Supplementary Cash Flows Information
Cash paid for interest	75,416	115,010	145,951
Cash paid for income tax	1,213,980	1,327,833	1,218,484
	1,289,396	1,442,843	1,364,435

Supplementary Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operation lease liabilities	42,209	710,437	—
Dividends declared and offset against amounts due from related parties	2,948,718	2,423,077	3,922,795

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

1. Description of Business and Basis of Presentation

J-Long Group Limited (the “Company”) was incorporated in the Cayman Islands on July 25, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of apparel trims solution services in Hong Kong through its indirectly held wholly owned subsidiary that is incorporated and domiciled in Hong Kong, namely J-Long Limited (“JLHK”).

Details of the Company and its subsidiaries are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2023	2024
J-Long Group Limited (the “Company”)	July 25, 2022	Parent	Parent	Cayman Islands	Investment holdings
Stratum Star Limited (“Stratum Star”)	August 24, 2022	100%	100%	The British Virgin Islands	Investment holdings
Alpine Eagle Limited (“Alpine Eagle”)	August 24, 2022	100%	100%	The British Virgin Islands	Investment holdings
J-Long Limited (“JLHK”)	December 13, 1985	100%	100%	Hong Kong	Provision of apparel solution services
Sun Choice Enterprises Limited (“Sun Choice”)	November 10, 2017	100%	100%	Hong Kong	Inactive

In November 2017, Sun Choice was incorporated in Hong Kong with limited liability. The principal activity of Sun Choice is investment holding. The shareholders of Sun Choice were Mr. Danny Tze Ching Wong and Lui Wai Fun, who is the spouse of Mr. Danny Tze Ching Wong, they each own 91.5% and 8.5% of the shares of Sun Choice, respectively.

In December 1985, JLHK was incorporated in Hong Kong with limited liability. The principal activity of JLHK is provision of apparel solution services. The former shareholders of JLHK, namely Mr. Danny Tze Ching Wong and Fedelity Inc., holding of 83% and 17% shares respectively, transferred all the shares to the Sun Choice in January 2018. Sun Choice had 100% ownership of JLHK afterward.

Reorganization

In July 2022, the Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each. On July 25, 2022, one fully-paid share was allotted and issued to the initial subscriber and transferred to Mr. Danny Tze Ching Wong subsequently. On the same day, 10,124,999 and 1,125,000 shares were also allotted and issued to the controlling shareholder, namely Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong, who are father and son.

In August 2022, Stratum Star was incorporated under the laws of the BVI, wholly owned subsidiary of the Company. In August 2022, Alpine Eagle was incorporated under the laws of the BVI, wholly owned subsidiary of the Company.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

1. Description of Business and Basis of Presentation (cont.)

On December 12, 2022, Stratum Star acquired all the shares of JLHK from Sun Choice and became the immediate holding company of JLHK. On December 13, 2022, Alpine Eagle acquired all the shares of Sun Choice from Mr. Danny Tze Ching Wong and Lui Wai Fun, who is the spouse of Mr. Danny Tze Ching Wong, and became the immediate holding company of Sun Choice.

Following such share transfer, Sun Choice and JLHK became the Company’s indirect wholly-owned subsidiaries through Alpine Eagle and Stratum Star.

On September 20, 2023, the controlling shareholder, namely Mr. Danny Tze Ching Wong entered into individual share sales and purchase agreements with the pre-IPO shareholders, Capital Summit Enterprises Limited, Cherish Gloss Group Limited, Jipsy Trade Limited, Summer Explorer Investments Limited, Wise Total Solutions Group Limited, and Max Premier Enterprises Limited. According to these agreements, Mr. Danny Tze Ching Wong agreed to sell and each of the pre-IPO shareholder agreed to purchase 1,485,000 shares (as adjusted for accounting purposes only to reflect the shares split) of the Company. After completion of this transaction, Mr. Danny Tze Ching Wong, and Mr. Edwin Chun Yin, they each own 60.3% and 10% of the shares of the Company, respectively.

On November 8, 2023, the Company effected a share split whereby each 3 issued and outstanding ordinary share were divided into 8 ordinary share. All share and per share information in these financial statements has been retroactively adjusted to reflect the Share Split.

The Company and its subsidiaries resulting from Reorganization has always been under the common control of Mr. Danny Tze Ching Wong before and after the Reorganization and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2024, 2023 and 2022, the results of these subsidiaries are included in the financial statements for all periods.

All references to Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in the financial statements to reflect the issuances of Ordinary Shares of the Company as if these events had occurred at the beginning of the earliest period presented in accordance with ASC 805-50-45-5.

Basis of presentation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation

Reclassifications

Certain prior period balances were reclassified to conform to the current period’s presentation. None of these reclassifications had an impact on reported net income or cash flows for any of the periods presented.

Public Offering of Shares

On January 26, 2024, the Company completed an initial public offering (the “IPO”) of 1,400,000 of its ordinary shares, par value $0.0000375 per share (the “Shares”), at a public offering price of $5.00 per share for total gross proceeds of USD7,000,000 before deducting underwriting discounts and commissions.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable and other receivable, inventory valuation and assessment of impaired securities to determine whether or not the securities are other-than-temporarily impaired. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2024, 2023 and 2022.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations and risks

Concentration

Significant customers and suppliers are those that account for greater than 10% if the Company’s revenue and purchase, respectively.

During the years ended March 31, 2024, 2023 and 2022, there were no customer generated revenue which accounted for over 10% of the total revenue generated for that year, respectively.

As of March 31, 2024 and 2023, there were one and two customers which accounted for over 10% of the total consolidated accounts receivable, respectively. The details are as follows:

	As of March 31,
	2023	2024
Customer A	15%	4%
Customer B	13%	5%
Customer C	1%	24%

For the years ended March 31, 2024, 2023 and 2022, there were three, four and three suppliers which accounted for over 10% of the total purchases, respectively. The details are as follows:

	As of March 31,
	2022	2023	2024
Supplier A	10%	11%	8%
Supplier B	21%	22%	20%
Supplier C#	27%	24%	29%
Supplier D#	4%	10%	2%
Supplier E	7%	5%	11%

#	Those suppliers are related to the Company

As of March 31, 2024 and 2023, there were three and four suppliers which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31,
	2023	2024
Supplier A	7%	7%
Supplier B	18%	13%
Supplier C#	10%	32%
Supplier D#	34%	9%
Supplier E	11%	17%

#	Those suppliers are related to the Company

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (exclude prepayments), notes receivable, investment in marketable debt securities, due from related parties and cash and bank deposits and restricted cash presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest Rate Risk

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loans. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1:	Quoted prices in active markets for identical assets or liabilities.

●	Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical asset or.

●	Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instrument include cash and cash equivalents, restricted cash, accounts receivable, investment in marketable debt securities, other current assets, notes receivable, accounts payable, accruals and other current liabilities, dividends payable, bank loans, lease liabilities and due from and to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Investment in marketable debt securities measured at fair value are classified in accordance with a valuation hierarchy that reflects the significance of the inputs used in determining their fair value, as per ASC 820 Fair Value Measurement as below:

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	USD	USD	USD	USD
March 31, 2023
Investment in marketable debt securities	243,284	243,284	—	—
Total investment in marketable debt securities	243,284	243,284	—	—

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	USD	USD	USD	USD
March 31, 2024
Investment in marketable debt securities	2,275	2,275	—	—
Total investment in marketable debt securities	2,275	2,275	—	—

There were no transfers of marketable debt securities between Level 1, Level 2, and Level 3 during the years ended March 31, 2023 and 2024.

Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$500,000 per depositor per Scheme member, including both principal and interest.

Restricted cash

The restricted cash balance as of March 31, 2024 was USD$1 million and relates to amounts held in escrow accounts to secure post-closing indemnification obligations of the Company pursuant to the agreement between underwriter and legal adviser respectively. The escrow account was held in The Hong Kong and Shanghai Banking Corporation Limited for 12 month period following the closing date January 26, 2024 of the listing.

Accounts Receivable Net

Accounts receivable represent trade receivable and are recognized initially at fair value and subsequently adjusted for any allowance for expected credit loss. The Company grant credit to customers, without collateral, under normal payment terms (typically 0 to 30 days after invoicing). Generally, invoicing occurs together with the products were delivered. The carrying value of such receivables, net of expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivables, net within one year. The Company use loss-rate methods to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Notes receivable

Notes receivable represents bank or commercial drafts that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. These notes with two to three months maturity dates were issued by Shanghai Commercial Bank Limited to repay customer’s balance to the Company which bears no interest and no discounted or transferred before maturity during the year ended March 31, 2023 and 2024. All notes receivable has been received subsequently.

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Investment in marketable debt securities

We have designated the Company’s investments in certain marketable debt securities as available for sale. Available for sale securities are reported at fair value with unrealized gains or losses recorded as a component of other comprehensive income. Interest income is recorded on an accrual basis. Discounts and premiums to the face amount of debt securities are accreted and amortized using the effective interest rate method over the lives of the respective debt securities.

In any case where fair value might fall below amortized cost, we would consider whether that security is other than temporarily impaired using all available information about the collectability of the security. We would not consider that an other than temporary impairment for a debt security has occurred if (1) we do not intend to sell the debt security, (2) it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. We would consider that an other than temporary impairment has occurred if any of the above mentioned three conditions are not met.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For a debt security for which an other than temporary impairment is considered to have occurred, we would recognize the entire difference between the amortized cost and the fair value in earnings if we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis. If we do not intend to sell the debt security and it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis, we would separate the difference between the amortized cost and the fair value of the debt security into the credit loss component and the noncredit loss component. The credit loss component would be recognized in earnings and the noncredit loss component would be recognized as a component of other comprehensive income.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. The deferred costs are offset against the offering proceeds upon the completion of the IPO during the year.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statements of operations and comprehensive income during the financial period in which they are incurred.

Property, plant and equipment is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives at the annual rate as follows:

Estimated depreciation rate
Building	2%
Plant and machinery	20%
Furniture and fixtures	20%
Motor vehicles	20%

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in consolidated statements of operations and comprehensive income in the period in which the item is derecognized.

Gains or losses on disposals are determined by comparing proceeds with carrying amount and are recognized within “Other income (expense)” in the consolidated statements of operations and comprehensive income.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long lived assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the years ended March 31, 2023 and 2024. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Contract liabilities

Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are shipped or delivered according to contract term. Contract liabilities were USD260,132 and USD360,475 as of March 31, 2023 and 2024, respectively. For the years ended March 31, 2023 and 2024, the beginning balance of contract liabilities of USD208,021 and USD226,761 were recognized as revenue.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Revenue recognition

The Company complies with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC Topic 606”) for revenue recognition. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company offer a wide range of apparel solution services to cater to the customers’ needs for reflective and non-reflective garment trims, ranging from market trend analysis, product design and development and production to quality control. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. Contract shipping terms include ExWorks (“EXW”), FOB (Free on Board), CNF/CFR (cost & freight), CIF (cost, insurance and freight) and DAP (delivered at place) price term. Under EXW (meaning the seller fulfills its obligation to deliver when it makes goods available at its premises for the buyer to collect), the performance obligation is satisfied and control is transferred at the point when the customer loading the goods onto a transport vehicle at the seller’s premises. Under “FOB”, the control is transferred to the customer at the time the goods are loaded at the port of export. Under CNF/CFR, the control are transferred to the buyer when the goods are handed over to the port of destination for the customer. Under CIF, the control are transferred to the buyer at the time the goods reach the destination port. Under DAP, the control are transferred to the buyer when the goods arrive at the specified destination.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component.

The Company generally requests customer to check the goods within 7 days upon receipt and do not accept shortage or claim beyond that period. Further, the Company’s liability is limited to either a credit equal to the purchase price or replacement of the defective part. For the years ended March 31, 2024, 2023 and 2022, the Company was not aware of any material claims against the Company in relation to defective products, nor any material product returns from the Company’s customers. As such, the Company does not record a specific warranty reserve or consider activities related to such warranty, if any, to be a separate performance obligation.

The Company typically incurs incremental costs to acquire customer contracts related to the Company’s sales in the form of sales commissions; however, because the expected benefit from these contracts is less than one year,the Company follows the ASC Topic 606 practical expedient and expenses these amounts as incurred.

Disaggregation of revenue

The Company disaggregates its revenue by sales term, product categories, and geographic areas which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended March 31, 2024, 2023 and 2022 is as following:

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues by sales term

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
CIF	86,453	154,702	141,728
CNF/CFR	1,189,002	3,373,730	751,136
EX WORK	31,196,398	31,912,608	22,159,531
DAP	2,752,862	865,744	2,382,159
FOB	3,067,697	1,985,613	2,944,115
Total Revenues	38,292,412	38,292,397	28,378,669

Revenues by product categories

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Heat Transfers	25,225,769	26,351,727	20,214,664
Fabrics	4,367,087	5,036,939	3,334,810
Woven Labels and Tapes	3,522,661	1,671,058	975,868
Sewing Badges	1,750,529	1,259,289	757,465
Piping	835,951	672,075	446,701
Zipper Pullers	1,364,567	657,601	451,703
Drawcords	89,677	176,751	185,683
Non-Reflective Film	-	-	898,252
Others	1,136,171	2,466,957	1,113,523
Total Revenues	38,292,412	38,292,397	28,378,669

Revenue by geographic areas

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Asia (excluded Hong Kong and China)	13,677,980	13,618,640	12,481,669
Hong Kong	14,822,478	12,536,891	8,117,692
China	5,096,557	3,900,174	2,770,967
Non-Asia	4,695,397	8,236,692	5,008,341
	38,292,412	38,292,397	28,378,669

Cost of sales

Cost of products sold is primarily comprised of direct materials and sub-contractor fee. Cost of products sold also includes the cost for products inspection, lease expense for warehouse, packing and design.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling expenses mainly consists of commission paid, out-bound shipping cost, travel expenses, exhibition and promotion fees, and staff costs.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs and directors’ remuneration, travel and transportation expenses, depreciation of property, plant and equipment, office expenses, bank charges, professional fee, audit fee and other miscellaneous administrative expenses.

Leases

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non- current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2024, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. INVESTMENT IN MARKETABLE DEBT SECURITIES

Investment in marketable debt securities consist of investments in listed corporate bonds and are accounted for as available-for-sale investments. Management determines the appropriate classification of its investment in marketable debt securities at the time of purchase and reevaluates the classifications at each balance sheet date. Investment in marketable debt securities are carried at fair value, with unrealized gains and losses, net of taxes, reported in other comprehensive income, with the exception of unrealized losses believed to be other-than-temporary which are recorded in the consolidated statements of operations. As of March 31, 2023 and 2024, investment in marketable debt securities were carried at fair value. Fair values of investment in marketable debt securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.

In August 2017, the Company bought the bond — SOFTBANK 6.00% Perpetual Corp at the consideration of USD200,400 with no maturity date and the credit rating of bond is B+. In October 2022, the Company sold the bond and collected USD188,490. Loss of USD10,626 was recognized from the sale of bonds with the amount of USD 9,091 reclassified from other comprehensive income into earnings.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

3. INVESTMENT IN MARKETABLE DEBT SECURITIES (cont.)

In January 2017, the Company bought the bond — STANDARD CHARTERED PLC 7.75% Perpetual Corp at the consideration of USD200,500 with no maturity date and the credit rating of the bond is BB-. In April 2023, the Company sold the bond and collected USD198,718. Loss of USD496 was recognized from the sale of bonds with the amount of USD414 reclassified from other comprehensive income into earnings.

In January 2017, the Company bought the bond — BLUE SKYVIEW Co. Ltd 7.125% Perpetual Corp at the consideration of USD200,200 with no maturity date and there was no credit rating of the bond.

At March 31, 2023 and 2024, the cost, net of allowance for credit losses, gross unrealized gains and losses and fair value of investment in marketable debt securities were as follow:

March 31, 2023	Cost	Gross Unrealized Gains, before tax	Gross Unrealized Losses, before tax	Allowance for Credit Losses	Fair Value
	USD	USD	USD	USD	USD
Corporate Bonds	398,130	—	(496)	(154,350)	243,284
Total Investments	398,130	—	(496)	(154,350)	243,284

March 31, 2024	Cost	Gross Unrealized Gains, before tax	Gross Unrealized Losses, before tax	Allowance for Credit Losses	Fair Value
	USD	USD	USD	USD	USD
Corporate Bonds	198,916	—	—	(196,641)	2,275
Total Investments	198,916	—	—	(196,641)	2,275

Impairment Losses on Investment in Marketable Debt Securities

For the fiscal years ended March 31, 2024, 2023 and 2022, losses resulting from the impairment of investment in marketable debt securities to reflect the decline in value considered to be other-than-temporary were USD42,291, USD60,754 and nil, respectively.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities has been in a continuous unrealized loss position for which an OTTI has not been recognized in net income, at March 31, 2023 and 2024:

	Less than 12 months		12 Months or more		Total
March 31, 2023	Fair Value	Unrealized Losses, before tax	Fair Value	Unrealized Losses, before tax	Fair Value	Unrealized Losses, before tax
	USD	USD	USD	USD	USD	USD
Corporate Bonds	198,718	496	—	—	198,718	496
Total Investments	198,718	496	—	—	198,718	496

	Less than 12 months		12 Months or more		Total
March 31, 2024	Fair Value	Unrealized Losses, before tax	Fair Value	Unrealized Losses, before tax	Fair Value	Unrealized Losses, before tax
	USD	USD	USD	USD	USD	USD
Corporate Bonds	—	—	—	—	—	—
Total Investments	—	—	—	—	—	—

(1)	The Company recorded an unrealized loss before tax of USD7,388 and unrealized loss before tax of nil for the year ended 2023 and 2024, respectively, which is included in other comprehensive income.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

3. INVESTMENT IN MARKETABLE DEBT SECURITIES (cont.)

The management assesses whether it is likely the Company will have to sell the security prior to recovery, or it expects to be able to hold the security until the price recovers. Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, we believe the declines in fair value for the bond are other than temporary. Declines in fair values that are considered other-than-temporary   due to credit risk are recorded as an impairment loss in the Consolidated Statements of Operations and Comprehensive Income.

The Bonds was issued by the listed company and the fair value was determined based on the market price in active market. The unrealized gain or loss was recognized in other comprehensive income.

We recognized USD27,821, USD21,422 and USD12,668 of interest income on investment in marketable debt securities during the years ended March 31, 2022, 2023 and 2024, respectively. We do not measure a credit loss allowance on accrued interest receivable as we write off any accrued interest receivable balance in a timely manner when we have concerns regarding collectability.

The bond — BLUE SKYVIEW Co. Ltd 7.125% Perpetual Corp continuously deferred the distribution which is scheduled to be paid since July 26, 2020. Due to the uncertainty of receiving the interest income, no accrued interest has been recorded during the years ended March 31, 2022, 2023 and 2024.

Credit Impairments

The following table presents a rollforward of the changes in allowance for credit losses on available for sale fixed maturity securities by major investment category:

Years ending March 31,	2023 Total
USD
Balance, beginning of year	93,596
Additions:
Securities for which allowance for credit losses were not previously recorded	60,754
Balance, end of year	154,350

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

3. INVESTMENT IN MARKETABLE DEBT SECURITIES (cont.)

Years ending March 31,	2024 Total
USD
Balance, beginning of year	154,350
Additions:
Securities for which allowance for credit losses were not previously recorded	42,291
Balance, end of year	196,641

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable — third parties, net, consists of the following:

	As of March 31,
	2023	2024
	USD	USD
Accounts receivable – third parties	2,121,963	2,372,168
Less: allowance for credit loss	(36,187)	(22,794)
Accounts receivable, net	2,085,776	2,349,374

Accounts receivable- related parties, net, consists of the following:

	As of March 31,
	2023	2024
	USD	USD
Accounts receivable – related parties	17,562	33,294
Less: allowance for credit loss	-	-
Accounts receivable, net	17,562	33,924

The movements in the allowance for credit loss for the years ended March 31, 2023 and 2024 were as follows:

	For the year ended March 31,
	2023	2024
	USD	USD
Balance at beginning of the year	36,187	36,187
Current provision (recoveries)	25,987	(8,782)
Written off	(25,987)	(4,611)
Balance at end of the year	36,187	22,794

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

5. INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2023	2024
	USD	USD
Finished goods	6,146,499	4,926,130
Impairment provision	(360,883)	(476,998)
Inventories, net	5,785,616	4,449,132

Impairment expenses were USD190,594, USD Nil and USD116,115 recognized for the year ended March 31, 2022, 2023 and 2024, respectively. Inventories recognized in cost of goods sold were USD29,164,263, USD28,112,321 and USD21,311,442 for the year ended March 31, 2022, 2023 and 2024, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT AND NON-CURRENT ASSETS, NET

Prepaid expenses and other current assets consists of the following

	As of March 31,
	2023	2024
	USD	USD
Other Receivables, net	23,450	23,374
Deposit	67,945	57,901
Prepayment*	34,813	557,067
	126,208	638,342

Non Current Portion	-	11,252
Current Portion	126,208	627,090
	126,208	638,342

*	The balance mainly due to the prepaid for the consulting fees and it will be utilized subsequently.

7. Leases

The Company leases office and warehouse spaces for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not recorded on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

7. Leases (cont.)

The Company’s rights-of-use assets and lease liabilities recognized in the Consolidated Balances Sheets consist of the following:

	As of March 31,
	2023	2024
	USD	USD
Rights-of-use assets – operating lease	447,475	85,221
Operating lease liabilities – current	366,809	88,139
Operating lease liabilities – non-current	88,139	-
	454,948	88,139

The component of lease expenses are as follows:

	As of March 31,
	2023	2024
	USD	USD
Operating lease cost	311,708	379,510

Other information about the Company’s leases is as follows:

	As of March 31,
	2023	2024
	USD	USD
Weighted-average remaining lease term	1.2 years	0.58 years
Weighted average discount rate	4.26%	4.26%

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

7. Leases (cont.)

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2023:

Total
USD
Years ending March 31,
2024	379,510
2025	89,451
2026	—
2027	—
2028 and thereafter	—
Total undiscounted lease payments	468,961
Less: imputed interest	(14,013)
Lease liabilities recognized in the Consolidated Balance Sheet	454,948

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2024:

Total
USD
Years ending March 31,
2025	89,451
2026	—
2027	—
2028	—
2029 and thereafter	—
Total undiscounted lease payments	89,451
Less: imputed interest	(1,312)
Lease liabilities recognized in the Consolidated Balance Sheet	88,139

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of March 31, 2024 and 2023:

	As of March 31,
	2023	2024
	USD	USD
Buildings	3,586,301	3,586,301
Plant and machinery	299,916	299,916
Furniture and fixtures	904,325	1,006,797
Motor vehicles	109,423	212,154
Total	4,899,965	5,105,168
Less: accumulated depreciation	(2,532,829)	(2,680,596)
Total property, plant and equipment, net	2,367,136	2,424,572

Depreciation expenses were USD202,823, USD169,283 and USD147,767 recognized for the year ended March 31, 2022, 2023 and 2024, respectively. During the year ended March 31, 2023, the Company disposed the buildings with net book value of USD930,545 and received the sales proceeds of USD1,923,076, resulting in USD987,532 gain on disposal.

The following properties are owned by JLHK and pledged for bank borrowings. The property which located at Deerhill Avenue, Flat C, 3/F, Tower 10,Carpark No. 93 at Garage B, Below Towers 7 to 11 of, Deerhill bay with the net book value of USD 994,285 and USD 952,230 as of March 31, 2023 and 2024, respectively. The property which located at House 20 JC Castle ,18 Shan Tong Road with the net book value of USD 1,240,152 and USD 1,192,503 as of March 31, 2023 and 2024, respectively.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

9. BANK LOANS

The Company’s bank loans which are all denominated in HKD, consist of:

				As of March 31,
	Type	Interest rate	Maturity dates	2023	2024
				USD	USD
Long-term borrowings:
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027	571,055	441,402
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027	921,158	712,018
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027	254,415	196,653
Hang Seng Bank Limited	Mortgage	HIBOR+1.4%	December 2026	375,410	283,200
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	April 2027	518,994	403,969
				2,641,032	2,037,242
Current portion of long-term borrowings				626,657	655,492
Non-current portion of long-term borrowings				2,014,375	1,381,750

Annual maturities of the Company’s long-term debt which comprise the term loans during the next five years following March 31, 2023 and thereafter are as follows:

Annual maturities
USD
Year ending March 31,
2024	626,657
2025	655,953
2026	686,618
2027	660,209
2028 and Thereafter	11,595
2,641,032

Annual maturities of the Company’s long-term debt which comprise the term loans during the next five years following March 31, 2024 and thereafter are as follows:

Annual maturities
USD
Year ending March 31,
2025	655,492
2026	694,862
2027	674,982
2028	11,906
2029 and Thereafter	-
2,037,242

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

9. BANK LOANS (cont.)

JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited joint or personal guarantee by the Controlling Shareholder Mr. Danny Tze Ching Wong and an immediate family member of Mr. Danny Tze Ching Wong; and

(b)	Legal charge over properties beneficially owned by JLHK (Note 8), the Controlling Shareholder Mr. Danny Tze Ching Wong and an immediate family member of Mr. Danny Tze Ching Wong.

10. accruals and other current liabilities

Account payable, accruals and other current liabilities consists of the following:

	As of March 31,
	2023	2024
	USD	USD
Other payables	84,547	299,971
Accrued expenses	197,444	451,534
Deposit Received	-	9,487
	281,991	760,992

11. Accumulated other comprehesive loss

	Unrealized loss on investment in marketable debt securities
	Before tax amount	Income tax (expense) or benefit	Net-of-tax	Total
	USD	USD	USD	USD
Balance at April 1, 2021	(38,856)	6,411	(32,445)	(32,445)
Change in unrealized loss on investment in marketable debt securities	(23,354)	3,854	(19,500)	(19,500)
Balance at March 31, 2022	(62,210)	10,265	(51,945)	(51,945)
Change in unrealized loss on investment in marketable debt securities	61,714	(10,183)	51,531	51,531
Balance at March 31, 2023	(496)	82	(414)	(414)
Early redemption of investment in marketable debt securities	496	(82)	414	414
Balance at March 31, 2024	-	-	-	-

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

12. SELLING EXPENSES

	For the years ended March 31,
	2022	2023	2024
	USD	USD	USD
Commission expenses	107,387	214,057	160,690
Payroll expenses	1,346,436	1,427,750	1,334,551
Marketing and Promotion expenses	-	34,497	269,711
Transportation expenses	286,455	374,557	208,297
Others	-	119,709	95,253
	1,740,278	2,170,570	2,068,502

13. GENERAL AND ADMINSTRATIVE EXPENSES

	For the years ended March 31,
	2022	2023	2024
	USD	USD	USD
Professional expenses	16,251	15,129	157,497
Audit fee	-	-	175,000
Depreciation expenses	202,823	169,283	147,767
Lease expenses	21,356	291,102	189,508
Payroll expense	577,129	604,090	3,007,987
Staff welfare	25,758	27,512	43,476
Travelling expense	47,862	74,889	31,119
Office expense	133,840	134,788	142,899
Bank charge	68,763	74,140	69,985
Insurance expenses	26,285	25,908	39,412
Entertainment expenses	38,983	43,420	43,178
License expenses	32,857	32,540	99,123
CECL provision (recoveries)	35,662	25,987	(8,782)
Inventory impairment provision	190,594	-	116,115
Impairment loss for marketable debt securities	-	60,754	42,291
Material testing fee	103,203	-	-
Miscellaneous expenses	63,902	55,680	51,883
	1,585,268	1,635,222	4,348,458

14. income tax

The Company and its subsidiaries file separate income tax returns.

In general, all of the tax returns of the Company’s HK entities remain subject to examination by the tax authorities for up to six years from the date of filing. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands(“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

14. income tax (cont.)

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Current income tax expenses	908,315	1,111,813	139,269
Deferred income tax expense (recovery)	(31,919)	(14,087)	(12,428)
Income tax expense	876,396	1,097,726	126,841

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD
Income before income tax	5,360,038	7,753,877	910,501
Caymen Islands statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
(Increase)/decrease in income tax expense resulting from:
Rate differences in various jurisdictions	884,406	1,279,390	150,233
Tax effect of non-taxable income	(12)	(190,729)	(6,736)
Tax effect of non-deductible expenditure	46,357	45,073	17,310
Tax reduction allowed by Hong Kong government(1)	(22,436)	(21,923)	(21,538)
Tax effect of deductible temporary difference	(31,919)	(14,085)	(12,428)
Income tax expense	876,396	1,097,726	126,841

(1)	One-off tax reduction provided by the Hong Kong government.

	As of March 31,
	2023	2024
	USD	USD
Deferred tax assets	79,626	91,971
Deferred tax liabilities	—	—
Deferred tax assets, net	79,626	91,971

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2023	2024
	USD	USD
Deferred tax assets:
Property, plant and equipment	(11,440)	(22,940)
Impairment provision for inventories	59,545	78,705
Allowance for credit loss	5,971	3,761
Impairment provision for marketable debt securities	25,468	32,445
Fair value change in investment in marketable debt securities	82	-
Total deferred tax assets	79,626	91,971
Net deferred tax assets	79,626	91,971

As of March 31, 2023 and 2024, the Company had no unrecognized tax benefit.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

15. CAPITAL STOCK

(1)	Ordinary Shares

We were incorporated as a Cayman Islands business company under the laws of the Cayman Islands on July 25, 2022. At incorporation, we were authorized to issue a maximum of 50,000,000 shares consisting of 50,000,000 ordinary shares, par value US$0.0001 each. By the adoption of the written resolutions of the shareholders and written resolutions of the directors dated November 8, 2023, the Company’s authorized share capital was increased to US$51,000. On November 8, 2023, the Company effected a stock split whereby each 3 issued and outstanding ordinary share were divided into 8 ordinary share. As a result of the share split, there were 30,000,000 ordinary shares issued and outstanding, par value of US$0.0000375 each. After Listing, there are additional 1,400,000 ordinary shares issued and outstanding which in total 31,400,000 ordinary shares issued and outstanding as at 31 March 2024.

(2)	Dividend declared

On February 29,2024, the Company’s Board of Directors declared a special cash dividend of an aggregate of USD 6 million and payable on March 12, 2024. USD 1,676,750 was paid in cash, USD 3,922,795 was fully settled by directly deducting the dividend amount from the amount due from the shareholders and USD 400,455 was not yet settled as at March 31, 2024. Dividend declared but not yet settled, is presented as dividends payable in the Consolidated balance sheet.

16. REVENUE AND SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Danny Tze Ching Wong, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in one segment which is the provision of sales of goods. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s CODM. As a result, the Company operates and manages its business as a single operating segment. For the years ended March 31, 2024, 2023 and 2022, assets within Hong Kong contributed over 90% of the Company’s total assets. Revenue within Asia contributed over 80% of the Company’s total revenue.

17. CONTINGENCY AND COMMITMENTS

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2024 and through the issuance date of these consolidated financial statements.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

18. RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Danny Tze Ching Wong	Director, Chairman of the Board of Director and Controlling Shareholder
Mr. Edwin Chun Yin Wong	Director and Chief Executive Office, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun	The spouse of Mr. Danny Tze Ching Wong
Guangdong Rongmian Accessories Technology Co., Ltd.	A company owned as to 28% by Mr. Wong Chun Yin Edwin
Jiaxing Newsole Reflective Material Co., Ltd.	A company owned as to 90% by New Sole (Shanghai) Technology Ltd, which is owned as to 33% by Mr. Danny Tze Ching Wong
New Sole (Shanghai) Technology Ltd	A company owned as to 33% by Mr. Danny Tze Ching Wong
Charm Vision Holdings Limited	A company 99.9% owned by Mr. Danny Tze Ching Wong
J-Long Group Ltd	A company owned as to 10% by Mr. Danny Tze Ching Wong and 90% by Mr. Edwin Chun Yin Wong
Mega Image Production Limited	A company owned as to 90.91% by Charm Vision Holdings Limited and 9.09% by Mr. Danny Tze Ching Wong
Xsafe Limited	A company wholly owned by Mr. Danny Tze Ching Wong
Everlink Enterprises Limited	A company wholly owned by Mr. Danny Tze Ching Wong

a.	Accounts receivable, net — related parties

Related parties consisted of the following:

	As of March 31,
	2023	2024
	USD	USD
Name
Jiaxing Newsole Reflective Material Co., Ltd.	258	-
Guangdong Rongmian Accessories Technology Co., Ltd	17,304	33,924
Subtotal	17,562	33,924
Less: allowance for credit loss	-	-
Total account receivable, net -related parties	17,562	33,924

b.	Due from related parties

Related parties consisted of the following:

	As of March 31,
	2023	2024
	USD	USD
Name
Mr. Danny Tze Ching Wong	2,108,688	-
Everlink Enterprises Limited	1,080	488,260
New Sole (Shanghai) Technology Ltd	-	87,081
Total due from related parties	2,109,768	575,341

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

18. RELATED PARTY TRANSACTIONS (cont.)

The advance due from related parties were unsecured, interest free and without fixed terms of repayment.

The outstanding amount due from the related parties as of March 31, 2024, USD575,341 have been settled to the date of this annual report.

c.	Accounts payable — related parties

Related parties consisted of the following:

	As of March 31,
	2023	2024
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	506,275	807,681
New Sole (Shanghai) Technology Ltd	1,783,376	105,767
Jiaxing Newsole Reflective Material Co., Ltd.	92,421	235,981
Total account payable – related parties	2,382,072	1,149,429

d.	Due to related parties

Related parties consisted of the following:

	As of March 31,
	2023	2024
	USD	USD
Name
Mr. Danny Tze Ching Wong	—	347,761
Mr. Edwin Chun Yin Wong	15,375	—
Ms. Lui Wai Fun	6,410	—
J-Long Group Ltd	218,590	216,950
Total due to related parties	240,375	564,711

The advance due to related parties were unsecured, interest free and without fixed terms of repayment.

e.	Sales to a related party

	For the Years Ended March 31,
	2023	2024
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	195,332	156,816
Jiaxing Newsole Reflective Material Co., Ltd.	7,760	-
Total revenue from a related party	203,092	156,816

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

18. RELATED PARTY TRANSACTIONS (cont.)

f.	Purchase from related parties

	For the Years Ended March 31,
	2023	2024
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	7,431,504	5,853,973
New Sole (Shanghai) Technology Ltd	3,182,535	308,093
Jiaxing Newsole Reflective Material Co., Ltd.	1,561,334	1,250,837
Total purchase from related parties	12,175,373	7,412,903

g.	Administration charges received from a related party

	For the Years Ended March 31,
	2023	2024
	USD	USD
Name
Xsafe Limited	5,962	-
Total Administration charges received from a related party	5,962	-

h.	Other related party transactions

Mr. Danny Tze Ching Wong provide guarantee in connection with certain loans the Company borrowed (see Note 9).

i.	Operating lease with related party

During April 2022, the Company entered into four lease agreements with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD216,831 and USD216,831 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD1,564, USD2,812, USD5,460 and USD2,812 respectively. As of March 31, 2023 and 2024, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD211,685 and USD nil respectively, and the corresponding operating lease right-of-use assets of USD207,078 and USD nil respectively, for J-Long’s office and warehouse lease.

During January 2023, the Company entered into a lease agreement with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for the carpark. The lease term is two years. We paid aggregate rent related to carpark was USD3,077 and USD12,308 for the year ended March 31, 2023 and 2024, respectively. The leases agreement has been renewed during May 2024, the lease term is two years, and the monthly rent is USD718. As of March 31, 2023 and 2024, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD20,683 and USD9,062 respectively, and the corresponding operating lease right-of-use assets of USD20,570 and USD8,815 respectively, for carpark lease.

During October 2023, the Company entered into three lease agreements with Everlink Enterprises Limited, which is wholly owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse lease. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD62,972 and USD143,192 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD5,460, USD1,399 and USD1,494 respectively. As of March 31, 2023 and 2024, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD215,429 and USD79,077 respectively, and the corresponding operating lease right-of-use assets of USD212,791 and USD 76,406 respectively, for J-Long’s office and warehouse lease.

j.	Rental income from related party

Mr. Danny Tze Ching Wong was living in one of the properties which was held by the Company. For the year ended March 31, 2024, the Company’s rental income from related party was approximately USD76,923.

k.	Dividend payable to related party

As at March 31, 2024, there are USD400,455 of dividend payable to Mr. Danny Tze Ching Wong, which is presented as dividends payable in the Consolidated balance sheet.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

19. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2024, up through the date that these consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Dividends paid by cash

On April 3, 2024, USD400,455 of dividend payable was fully repaid by cash to Mr. Danny Tze Ching Wong.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on December 30, 2022
1.2*	Amended and Restated Memorandum and Articles of Association
2.1*	Description of Securities
4.1	Form of Indemnification Agreement between the registrant and its officers and directors incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 9, 2023
4.2	Form of Director Agreement between the registrant and its directors incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.3	Form of Independent Director Agreement between the registrant and its independent directors incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.4	Form of Employment Agreement between the registrant and its officers incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.5	Bank Facilities dated June 10, 2022 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.6	Bank Facilities dated April 18, 2023 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.7	Agreement for Sale and Purchase dated October 11, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.8	Agreement for Sale and Purchase dated October 20, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.9	Agreement for Sale and Purchase dated October 27, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.10	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.11	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.12	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.13	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023

4.14	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of October 13, 2022 incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.15	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of October 20, 2022 incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.16	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of October 27, 2022 incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.17*	Employment Agreement dated July 22, 2024 with Mr. Edwin Wong
4.18*	Employment Agreement dated July 22, 2024 with Mr. Danny Wong.
8.1	List of Subsidiaries incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.1	Code of Business Conduct and Ethics incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.2*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.2*	Amended Audit Committee Charter
15.3	Nominating Committee Charter incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.4	Compensation Committee Charter incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.5*	Amended Compensation Committee Charter
97.1*	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 31, 2024	/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: July 31, 2024	/s/ Wai Ha Tang
Wai Ha Tang, Chief Financial Officer (Principal Financial and Accounting Officer)