Form 20-F/A
period 2024-03-31
J-Long Group Ltd
filed 2025-04-03
CIK 1948436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO 1. TO

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. DISCLOSURES REGARDING HAVING OUR OPERATIONS IN HONG KONG

●	We are not a Hong Kong operating company but a holding company organized under the laws of the Cayman Islands with all of our operations conducted by J-Long Limited (“JLHK” or our “Operating Subsidiary”), which is located in Hong Kong. Our principal executive offices are also located in Hong Kong. Hong Kong is a special administrative region of the People’s Republic of China (“China” or “PRC”) and the basic policies of the PRC regarding Hong Kong are reflected in Hong Kong’s Basic Law. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Our Ordinary Shares are shares of the Company, a Cayman Islands holding company, and not shares of our Operating Subsidiary. Our investors will not directly hold equity interests in our Operating Subsidiary. See “Item 3. Key Information. D. Risk Factors. Risks Related to Doing Business in Hong Kong - All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” below.

●	Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which became law in December 2020, our Ordinary Shares may be prohibited from trading on a U.S. exchange if our auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”). The HFCAA originally prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 29, 2022, as part of the Consolidated Appropriations Act, 2023 (the relevant portion of which is referred to as the “AHFCAA”), the time period for the delisting of foreign companies under the HFCAA was reduced from three consecutive years to two consecutive years.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC (the “SOP”), pursuant to which the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB’s having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

Our financial statements for the fiscal years ended March 31, 2024 and 2023 included in this Annual Report were audited by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. As ZH CPA is located in the U.S., we believe that the PCAOB’s inspectors and investigators will have consistent access to the audit work performed by ZH CPA for us. Therefore, we do not expect to be affected by the HFCAA or the AHFCAA at this time. However, if we were to engage a public accounting firm that is headquartered in Hong Kong or mainland China in the future and if the PCAOB were to issue a new determination, those events may affect our ability to maintain the listing of our securities on a U.S. exchange.

In addition to subjecting our securities to the possibility of being prohibited from trading or delisted from a U.S. exchange, the inability of the PCAOB to conduct inspections of our auditors’ work papers inHong Kong would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of Hong Kong that are subject to PCAOB inspections. As a result, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected. See “Item 3. Key Information. D. Risk Factors – Risks Related to Our Company - To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company is located in Hong Kong, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange”.

●	Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact of any such modified or new laws and regulations will be on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See Item 3. Key Information. D. Risk Factors - Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements” and “The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares” below.

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares. See “Item 3. Key Information. D. Risk Factors – The enforcement of laws and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares” and “Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, which could change at any time with little advance notice, could limit the legal protections available to us”.

●	All of our operations are conducted in Hong Kong, a special administration region of China with its own governmental and legal system that is independent from mainland China. As a result, Hong King has its own distinct rules and regulations. Hong Kong’s and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to our investors. Moreover, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See “Item 3. Key Information. D. Risk Factors – Risks Related to Our Company” and “- Risks Related to our Securities”.

●	We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause our Ordinary Shares to significantly decline in value or become worthless. Given that: (i) JLHK, our sole Operating Subsidiary, is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure, or direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or any future offerings. See “Item 3. D. Risk Factors – Risks Related to Doing Business in Hong Kong”.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK. In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The Hong Kong Autonomy Act further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law on Hong Kong and companies located in Hong Kong. See “Item 3. D. Risk Factors – Risks Related to Doing Business in Hong Kong”.

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. See “Item 3. D. Risk Factors – Risks Related to Doing Business in Hong Kong”.

●	Transfers of Cash To and From Our Subsidiaries

We are a holding company incorporated in the Cayman Islands with no material operations of our own, and we conduct our operations primarily in Hong Kong through J-Long Limited (“JLHK”), our sole Operating Subsidiary. As a result of our corporate structure, our ability to pay dividends may depend upon dividends paid by JLHK. If our existing Operating Subsidiary JLHK or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our management monitors the cash position of the Company and our Operating Subsidiary regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

The ability of the Company to transfer cash to its subsidiaries is subject to the following: The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. The Company’s subsidiaries formed under the laws of the BVI, Stratum Star and Alpine Eagle, are permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiary The Operating Subsidiary is subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant Company’s subsidiaries incorporated under the laws of the BVI.

The ability of Stratum Star and Alpine Eagle, the direct subsidiaries of the Company, to transfer cash to the Company is subject to the following: according to the BVI Business Companies Act 2004 (as amended), Stratum Star and Alpine Eagle may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of JLHK to transfer cash to Alpine Eagle and Sun Choice to Stratum Star is subject to the following: according to the Companies Ordinance of Hong Kong, JLHK and Sun Choice may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this Annual Report. .

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from the Company to JLHK and Sun Choice or from JLHK and Sun Choice to the Company and the investors in the U.S.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. JL is permitted under the laws of Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions. JLHK and Sun Choice are permitted under the laws of Hong Kong to provide funding to JL through dividend distributions subject to certain statutory requirements of having sufficient profits.

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

We may not be able to attract and retain our core management team and other key personnel for our operation

Our success and growth depend on our on the knowledge, experience, and expertise of our management team who is responsible for overseeing the financial condition and performance, sales and marketing, product design and development and formulating business strategies as well as the ability to identify, hire, train and retain suitable, skilled and qualified employees. For example, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong, our directors, each has accumulated approximately 36 and 11 years of experience respectively in reflective, non-reflective materials and heat transfers of the apparel industry. See “Management.” In particular, each of our directors has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his/her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

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

We do not intend to pay dividends for the foreseeable future

Although we have paid dividends in the past, we currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law, has declared dividends in the past despite initial plans in the alternative, and may make similar decisions in the future. The payment of dividends in the future could reduce the amount of funds available to finance our operations and to expand our business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

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

TRANSFERS OF CASH TO AND FROM OUR SUBSIDIARIES

We are a holding company incorporated in the Cayman Islands with no material operations of our own, and we conduct our operations primarily in Hong Kong through J-Long Limited (“JLHK”), our sole Operating Subsidiary. As a result of our corporate structure, our ability to pay dividends may depend upon dividends paid by JLHK. If our existing Operating Subsidiary JLHK or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our management monitors the cash position of the Company and our Operating Subsidiary regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

The ability of the Company to transfer cash to its subsidiaries is subject to the following: The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. The Company’s subsidiaries formed under the laws of the BVI, Stratum Star and Alpine Eagle, are permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiary The Operating Subsidiary is subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant Company’s subsidiaries incorporated under the laws of the BVI.

The ability of Stratum Star and Alpine Eagle, the direct subsidiaries of the Company, to transfer cash to the Company is subject to the following: according to the BVI Business Companies Act 2004 (as amended), Stratum Star and Alpine Eagle may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of JLHK to transfer cash to Alpine Eagle and Sun Choice to Stratum Star is subject to the following: according to the Companies Ordinance of Hong Kong, JLHK and Sun Choice may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this Annual Report.

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from the Company to JLHK and Sun Choice or from JLHK and Sun Choice to the Company and the investors in the U.S.

On February 29, 2024, our Board of Directors declared a special cash dividend in the aggregate amount of US$6,000,000 to be paid to all holders of record of our outstanding ordinary shares as of March 11, 2024. As of March 31, 2024, US$1,676,750 had been paid in cash, US$3,922,795 had been fully settled by directly deducting the dividend amount from the amount due from the shareholders and US$400,455 had not yet been paid. The dividend was paid on March 12, 2024 to three shareholders of record (including CEDE and Co. as shareholder of record of 10,310,000 shares) based on 31,400,000 ordinary shares issued and outstanding. The US$400,455 that had not been paid as of March 31, 2024 was paid in cash on April 3, 2024. Each shareholder received approximately US$0.19 per share.

During the year ended March 31, 2023, JLHK declared cash dividends of HK$23,000,000 (approximately US$2,948,718 to Stratum Star, which subsequently declared cash dividends of HK$22,900,000 (approximately US$2,935,897) to us as its holding company. Our Company, in turn, declared cash dividends of HK$18,900,000 (approximately US$2,423,077) to its shareholders, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong.

During the year ended March 31, 2022, JLHK declared cash dividends of HK$23,000,000 (approximately US$2,948,718) to its then holding company, Sun Choice, which subsequently declared the dividend to its then shareholders, Mr. Danny Tze Ching Wong and Ms. Wai Fun Lui.

As of the date of this Annual Report, we currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. JL is permitted under the laws of Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions. JLHK and Sun Choice are permitted under the laws of Hong Kong to provide funding to the Company through dividend distributions subject to certain statutory requirements of having sufficient profits.

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

Audit Committee

Our audit committee consists of Ms. Pun, Mr. Kan and Mr. Chan, and it is chaired by Ms. Pun. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Pun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The responsibilities of the audit committee under the Amended Audit Committee Charter are:

●	To (1) select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, (2) set the compensation of the Company’s independent auditors, (3) oversee the work done by the Company’s independent auditors and (4) terminate the Company’s independent auditors, if necessary.

●	To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

●	To approve all audit engagement fees and terms; and to pre-approve all audit and permitted non-audit and tax services that may be provided by the Company’s independent auditors or other registered public accounting firms, and establish policies and procedures for the Committee’s pre-approval of permitted services by the Company’s independent auditors or other registered public accounting firms on an on-going basis.

●	At least annually, to evaluate the qualifications, performance and independence of the Company’s independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors.

●	To review and discuss with the Company’s independent auditors (1) the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors’ risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.

●	To review and discuss with the Company’s independent auditors (1) all critical accounting policies and practices to be used by the Company; and (2) any material written communications between the auditors and management.

●	To review and discuss with the Company’s independent auditors and management (1) any audit problems or difficulties, including difficulties encountered by the Company’s independent auditors during their audit work (such as restrictions on the scope of their activities or their access to information), (2) any significant disagreements with management and (3) management’s response to these problems, difficulties or disagreements; and to resolve any disagreements between the Company’s auditors and management.

●	To review with management and the Company’s independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements.

●	To keep the Company’s independent auditors informed of the Committee’s understanding of the Company’s relationships and transactions with related parties that are significant to the company; and to review and discuss with the Company’s independent auditors the auditors’ evaluation of the Company’s identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit regarding the Company’s relationships and transactions with related parties.

●	To review with management the adequacy and effectiveness of the Company’s internal control, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s internal controls and any special steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such internal controls, and review and discuss with management disclosure relating to the Company’s internal controls.

●	To review and discuss with the Company’s independent auditors any other matters required to be discussed by applicable requirements of the PCAOB and the SEC.

●	To review and discuss with the Company’s independent auditors and management the Company’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditors on the financial statements and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Company’s annual report on Form 20-F before the Form 20-F is filed.

●	To recommend to the Board whether the audited financial statements and the related MD&A disclosure should be included in the Company’s Form 20-F and whether the Form 20-F should be filed with the SEC; and to produce the audit committee report required to be included in the Company’s proxy statement.

●	To review and discuss with management: the Company’s earnings press releases, including the type of information to be included and its presentation and the use of any pro forma, adjusted or other non-GAAP financial information, before their release to the public; and any financial information and earnings guidance provided to analysts and ratings agencies, including the type of information to be disclosed and type of presentation to be made.

●	To set Company hiring policies for employees or former employees of the Company’s independent auditors that participated in any capacity in any Company audit.

●	To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

●	To review and discuss with management the risks faced by the Company and the policies, guidelines and process by which management assesses and manages the Company’s risks, including but not limited to the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

●	To review cybersecurity risk as part of the Company’s overall risk-management program, implement the Company’s Cybersecurity Policy and establish and maintain strategy pursuant thereto, and liaise with management to ensure that cybersecurity risk management remains a meaningful priority in the Company’s business strategy and operations.

●	To review the Company’s compliance with applicable laws and regulations and to review and oversee the Company’s policies, procedures, and programs designed to promote and monitor legal and regulatory compliance, and to review and approve the hiring or dismissal of a Compliance Officer(s).

●	To monitor compliance with the Company’s Code of Ethics and Business Conduct (the “Code”), to investigate any alleged breach or violation of the Code, and to enforce the provisions of the Code.

●	To review, with the General Counsel, if any, or with outside legal counsel, legal and regulatory matters, including legal cases against or regulatory investigations of the Company and its subsidiaries, that could have a significant impact on the Company’s financial statements.

●	To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, in accordance with Company policies and procedures, and to develop policies and procedures for the Committee’s approval of related party transactions.

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

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

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the exemption provided to issuers that are not “large accelerated filers” nor “accelerated filers” under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

Dividends paid by cash

On April 3, 2024, USD400,455 of dividend payable was fully repaid by cash to Mr. Danny Tze Ching Wong.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on December 30, 2022
1.2	Amended and Restated Memorandum and Articles of Association incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
2.1	Description of Securities incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.1	Form of Indemnification Agreement between the registrant and its officers and directors incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 9, 2023
4.2	Form of Director Agreement between the registrant and its directors incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.3	Form of Independent Director Agreement between the registrant and its independent directors incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.4	Form of Employment Agreement between the registrant and its officers incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.5	Bank Facilities dated June 10, 2022 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.6	Bank Facilities dated April 18, 2023 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.7	Agreement for Sale and Purchase dated October 11, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.8	Agreement for Sale and Purchase dated October 20, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.9	Agreement for Sale and Purchase dated October 27, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.10	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.11	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.12	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.13	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of April 1, 2022 incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023

4.14	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of October 13, 2022 incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.15	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of October 20, 2022 incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.16	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of October 27, 2022 incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023.
4.17	Employment Agreement dated July 22, 2024 with Mr. Edwin Wong incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.18	Employment Agreement dated July 22, 2024 with Mr. Danny Wong incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
8.1	List of Subsidiaries incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.1	Code of Business Conduct and Ethics incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.2	Insider Trading Policy incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.2	Amended Audit Committee Charter incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
15.3	Nominating Committee Charter incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.4	Compensation Committee Charter incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.5	Amended Compensation Committee Charter incorporated by reference to Exhibit 15.5 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
97.1	Compensation Recovery Policy incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated: April 3, 2025.	/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: April 3, 2025.	/s/ Wai Ha Tang
Wai Ha Tang, Chief Financial Officer (Principal Financial and Accounting Officer)