Form 20-F/A
period 2024-03-31
J-Long Group Ltd
filed 2025-05-20
CIK 1948436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 2 TO

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

SUMMARY OF KEY RISK FACTORS

Risks Related to Doing Business in Hong Kong

●	All of our operations and our principal executive offices are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 10 of this Annual Report.

●	We are not a Hong Kong operating company but a holding company organized under the laws of the Cayman Islands with all of our operations conducted by J-Long Limited (“JLHK” or our “Operating Subsidiary”), which is located in Hong Kong. Our Ordinary Shares are securities of the Company and not those of our Operating Subsidiary, JLHK. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead are acquiring interests in a Cayman Islands holding company and may never hold equity interests in our Hong Kong operating entity.

Although the holding company structure may be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, that purpose does not apply to our Company. We are engaged in the distribution in Hong Kong of reflective and non-reflective garment trims, which is neither a prohibited nor a restricted industry on the Negative List (2024) as promulgated by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce pursuant to the Foreign Investment Law. Therefore, our holding company structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. However, the PRC government may implement changes to the existing laws and regulations in the future, which may result in the prohibition or restriction of foreign investors from owning equity interests in our PRC operating subsidiary.

The holding company structure involves unique risks to investors. As a holding company, we may rely on dividends from our Operating Subsidiary, JLHK, for cash requirements, including any payment of dividends to our shareholders. The ability of our Operating Subsidiary to pay dividends or make distributions to us may be restricted by laws and regulations applicable to it. In addition, if our Operating Subsidiary incurs debt on its own behalf, the instruments governing its debt may restrict its ability to pay dividends to us.

Further, we are subject to risks due to uncertainty regarding the interpretation and the application of the PRC laws and regulations, including but not limited to, limitations on foreign ownership and regulatory review of overseas listings of PRC companies and the risk that Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, which could significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 10 of this Annual Report.

●	Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you” on page 11 of this Annual Report.

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us” on page 12 of this Annual Report.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risk Related to Doing Business in Hong Kong — It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 13 of this Annual Report.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements” on page 13 of this Annual Report.

●	We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 14 of this Annual Report.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in Hong Kong -- To the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets” on page 19 of this Annual Report.

●	Although we do not conduct any operations in China, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. See “Risk Factors - — Risks Related to Doing Business in Hong Kong -- If the Chinese government chooses to exert greater oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless” on page 19 of this Annual Report.

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted” on page 16 of this Annual Report.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation” on page 18 of this Annual Report.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK” on page 19 of this Annual Report.

●	If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably. See “Risk Factors — Risks Related to Doing Business in Hong Kong — If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably” on page 20 of this Annual Report.

●	A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition. See “Risk Factors — Risks Related to Doing Business in Hong Kong — A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition” on page 20 of this Annual Report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares” on page 20 of this Annual Report.

●	There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There are political risks associated with conducting business in Hong Kong” on page 21 of this Annual Report.

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares” on page 21 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws. See “Risk Factors — Risks Related to Doing Business in Hong Kong — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws” on page 22 of this Annual Report.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside” on page 22 of this Annual Report.

Risks Related to Our Business and Industry

●	We have not entered into long-term sales agreements with our customers and rely on demand from our major customers; therefore, our sales may fluctuate subject to our customers’ demands. See “Risk Factors — Risks Related to Our Business and Industry — We have not entered into long-term sales agreements with our customers and rely on demand from our major customers; therefore, our sales may fluctuate subject to our customers’ demands” on page 22 of this Annual Report.

●	We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel” on page 23 of this Annual Report.

●	Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations” on page 23 of this Annual Report.

●	We depend on a U.S. licensor for most of our products. See “Risk Factors — Risks Related to Our Business and Industry — We depend on a U.S. licensor for most of our products” on page 23 of this Annual Report.

●	We rely on our manufacturing services suppliers to convert and manufacture our products. See “Risk Factors — Risks Related to Our Business and Industry — We rely on our manufacturing services suppliers to convert and manufacture our products” on page 25 of this Annual Report.

●	Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results. See “Risk Factors — Risks Related to Our Business and Industry — Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results” on page 25 of this Annual Report.

●	Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business” on page 26 of this Annual Report.

Risks Related to Our Ordinary Shares

●	We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See “Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless” on page 32 of this Annual Report.

●	Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares” on page 33 of this Annual Report.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See “Risk Factors — Risks Related to Our Ordinary Shares — Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud” on page 35 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See “Risk Factors — Risks Related to Our Ordinary Shares — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited” on page 36 of this Annual Report.

●	You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation. See “Risk Factors — Risks Related to Our Ordinary Shares — You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation” on page 37 of this Annual Report.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies. See “Risk Factors — Risks Related to Our Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies” on page 38 of this Annual Report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See “Risk Factors — Risks Related to Our Ordinary Shares — We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses” on page 38 of this Annual Report.

●	There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares” on page 39 of this Annual Report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Risk Factors — Risks Related to Our Ordinary Shares — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 39 of this Annual Report.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements. Such exemption could have an adverse effect on our public shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements. Such exemption could have an adverse effect on our public shareholders” on page 39 of this Annual Report.

●	Transfers of Cash To and From Our Subsidiaries

We are a holding company incorporated in the Cayman Islands with no material operations of our own, and we conduct our operations primarily in Hong Kong through J-Long Limited (“JLHK”), our sole Operating Subsidiary. As a result of our corporate structure, our ability to pay dividends may depend upon dividends paid by JLHK. If JLHK or any newly formed Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us.

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

As a result of the above, to the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside the PRC or Hong Kong due to oversight on or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our Operating Subsidiary to transfer cash or assets.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors – Risks Related to Our Ordinary Shares – We do not intend to pay dividends for the foreseeable future” on page 35 of this Annual Report.

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

Prior Dividends Paid

On February 29, 2024, our Board of Directors declared a special cash dividend in the aggregate amount of US$6,000,000 to be paid to all holders of record of our outstanding ordinary shares as of March 11, 2024. As of March 31, 2024, US$1,676,750 had been paid in cash, US$3,922,795 had been fully settled by directly deducting the dividend amount from the amount due from the shareholders and US$400,455 had not yet been paid. The dividend was paid on March 12, 2024 to three shareholders of record (including CEDE and Co. as shareholder of record of 10,310,000 shares) based on 31,400,000 ordinary shares issued and outstanding. The US$400,455 that had not been paid as of March 31, 2024 was paid in cash on April 3, 2024. Each shareholder received approximately US$0.19 per share. A U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to our U.S. investors generally will constitute passive income and income from sources outside the United States for foreign tax credit purposes. See Item 10. “Additional Information - Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations for U.S. Holders” on page 107 of this Annual Report.

During the year ended March 31, 2023, JLHK declared cash dividends of approximately US$2,423,077 to Stratum Star, which subsequently declared cash dividends of approximately US$2,423,077 to us as its holding company. Our Company, in turn, declared cash dividends of approximately US$2,423,077 to its shareholders, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong.

During the year ended March 31, 2022, JLHK declared cash dividends of approximately US$2,948,718 to its then holding company, Sun Choice, which subsequently declared the dividend to its then shareholders, Mr. Danny Tze Ching Wong and Ms. Wai Fun Lui.

See “Consolidated Statements of Changes in Shareholders’ Equity” on page F-5 and “Consolidated Statements of Cash Flows” on page F-6 of this Annual Report.

PRC Government Permissions and Approvals

We are aware that the Chinese authorities recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement.

We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless.

If we (i) do not receive or maintain required permissions or approvals; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our business operations, which may materially and adversely affect our business, financial condition and results of operations. As of the date of this Annual Report, we have not been denied any required permissions or approvals.

Trial Measures

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. On February 17, 2023, the CSRC also issued the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Notice”). Pursuant to the Trial Measures and the CSRC Notice, among other things, (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, must complete certain filing procedures with the CSRC within three working days following its submission of an initial public offering or listing application; and (ii) domestic companies which have already, directly or indirectly, offered and listed securities in overseas markets prior to the effectiveness of the Trial Measures are required to fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market. If the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (ii) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On May 7, 2024, the CSRC issued the Guidelines of Regulatory Rules Application -- Overseas Offering and Listing No. 7 (“Guideline No. 7”), which clarified that domestic companies that submitted an application to transfer from an overseas over-the-counter market to list on an overseas exchange prior to the effective date of the Trial Measures (March 31, 2023), but that have not yet received approval from the overseas regulator or stock exchange, must file with the CSRC before their offering and listing procedures are completed. Our Ordinary Shares were quoted on the Expert Market of OTC Markets and we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for a public offering of our Ordinary Shares and filed an application for listing our Ordinary Shares on the Nasdaq Stock Market (“Nasdaq”) prior to the effective date of the Trial Measures, but had not received approval from the SEC or from Nasdaq as of that date.

The Company and JLHK are not required to obtain any permissions or approvals pursuant to the Trial Measures, the CSRC Notice and Guideline 7 before issuing our Ordinary Shares to foreign investors or listing on an overseas exchange. Given that our operating revenue, total profit, total assets or net assets were not derived from PRC domestic companies, the majority of our business activities are not carried out in mainland China, our main place of business is located in Hong Kong and not in mainland China and the majority of our senior management team in charge of our business operations and management are not PRC citizens and do not have their usual place(s) of residence located in mainland China, we do not fall within the definition of a domestic enterprise and, accordingly, are not subject to the filing requirements of the Trial Measures, the CSRC Notice and Guideline 7. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities.

However, as the Trial Measures, the CSRC Notice and Guideline 7 are newly published and there exists uncertainty with respect to their implementation and interpretation, it is highly uncertain whether our public offering and listing on Nasdaq will be deemed an “indirect overseas offering and listing by companies in mainland China” and subject to the filing procedures. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or at all. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 14 of this Annual Report.

Cybersecurity Review Measures

On January 4, 2022, the CAC, the NDRC and several other administrations jointly adopted and published the revised Cybersecurity Review Measures (“CRM”), which took effect on February 15, 2022 and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks “foreign” listing, it must apply for cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise holding personal information of over one million users, and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this Annual Report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

Personal Information Protection Law of the People’s Republic of China

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China,; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. Entities handling personal information shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

JLHK, our sole Operating Subsidiary as of the date of this Annual Report, may collect and store certain data from our clients in Hong Kong during the conduct of our business and operations. Given that (i) JLHK is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure or any direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the PRC Personal Information Protection Law to have an impact on our business or operations.

A. [RESERVED]

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

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The Company is not an operating company but a holding company. We conduct all our operations in Hong Kong through our Operating Subsidiary, JLHK. Our Ordinary Shares are securities of the Company and not those of our Operating Subsidiary, JLHK. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead are acquiring interests in a Cayman Islands holding company.

Although the holding company structure may be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, that purpose does not apply to our Company. We are engaged in the distribution in Hong Kong of reflective and non-reflective garment trims, which is neither a prohibited nor a restricted industry on the Negative List (2024) as promulgated by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce pursuant to the Foreign Investment Law. Therefore, our holding company structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. However, the PRC government may implement changes to the existing laws and regulations in the future, which may result in the prohibition or restriction of foreign investors from owning equity interests in our PRC operating subsidiary.

The holding company structure involves unique risks to investors. As a holding company, we may rely on dividends from our Operating Subsidiary, JLHK, for cash requirements, including any payment of dividends to our shareholders. The ability of our Operating Subsidiary to pay dividends or make distributions to us may be restricted by laws and regulations applicable to it. In addition, if our Operating Subsidiary incurs debt on its own behalf, the instruments governing its debt may restrict its ability to pay dividends to us.

Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to, limitations on foreign ownership and regulatory review of overseas listings of PRC companies, and the validity and enforcement of such structures. We are also subject to the risks of uncertainty of any future actions of the PRC government in this regard that could disallow the holding company structure, which could result in a material change in the operations of our Hong Kong Operating Subsidiary, JLHK, and/cause the value of our securities to decrease significantly or become worthless.

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

Given that the operating revenue, total profit, gross assets or net assets of the Company were not derived from PRC domestic companies, the majority of the Company’s business activities are not carried out in mainland China, its main place of business is located in Hong Kong and not in mainland China and the majority of its senior management team in charge of its business operations and management are not PRC citizens and do not have their usual place(s) of residence located in mainland China, we would not be deemed to be a domestic enterprise that indirectly offered or listed its securities on an overseas stock exchange, nor did it require filing or approval from the CSRC. Further, as of the date of this Annual Report, in respect of the Trial Measures and filing requirements, in the opinion of our directors and officers, we: (i) are not required to obtain permission from any PRC authorities (including those in Hong Kong) to issue our Ordinary Shares to investors; and (ii) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve of our Operating Subsidiaries’ operations. However, as the Trial Measures and the Guidance Rules and Notice were newly published and there existed uncertainty with respect to the implementation and interpretation of the principle of “substance over form,” it was highly uncertain whether our IPO and listing on the Nasdaq Capital Market would be deemed an “indirect overseas offering and listing by companies in mainland China” and subject to the filling procedures. If our IPO and listing had been deemed an “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we would have had to complete the filing procedures for our IPO and listing if: (i) we could not obtain the approval of our IPO and listing before the effective date of the Trial Measures; or (ii) we obtained the approval before the effective date of the Trial Measures but could not complete the overseas listing and our IPO before September 30, 2023. If we had been subject to the filing requirements, we could not have assured you that we would be able to complete such filings in a timely manner or even at all.

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

Given that: (i) JLHK, our sole Operating Subsidiary, is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure or direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or any future offerings. Our belief is based on the following: (i) we do not believe that JLHK falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States because (ii) JLHK is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations remains unclear as to whether it shall be applied to a company based in Hong Kong; (iii) as of the date of this Annual Report, JLHK has neither collected nor stored personal information of any PRC individuals; (iv) all of the data JLHK has collected is stored in servers located in Hong Kong; (v) as of the date of this Annual Report, JLHK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review; and (vi) our business is involved in the apparel industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry.

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

To the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability and the ability of our subsidiaries to transfer cash or assets.

As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to our subsidiaries), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in our business is in the PRC or Hong Kong or in our Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability and the ability of our subsidiaries to transfer cash or assets.

If the Chinese government chooses to exert greater oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

Although we do not conduct any operations in mainland China, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Effective February 15, 2022, the PRC adopted rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that significantly tightens oversight over China based Internet giants. Pursuant to Article 7 of the Measures for Cybersecurity Review (2021 Version), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

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

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see Item 10. “Additional Information – Enforcement of Civil Liabilities.”

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

As of July 15, 2024, our Ordinary Shares were trading at $0.4935 per share. As a result, our Ordinary Shares are known as a “penny stock,” which is subject to various regulations. The SEC has adopted regulations that generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and they may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock at any time.

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

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Ordinary Shares are listed on the Nasdaq Global Market, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities. See “Risk Factors – We may not be able to maintain compliance with Nasdaq’s continued listing requirements,” below.

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

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we now have a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until November 11, 2024, to regain compliance with the Minimum Bid Requirement Listing Rule. In the event that we do not regain compliance by November 11, 2024, we may be eligible for additional time to qualify. In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by November 11, 2024, and are ineligible for an additional grace period, Nasdaq will provide further written notice that our Ordinary Shares are subject to delisting from The Nasdaq Global Market. In that event, we may appeal the determination to a Nasdaq hearings panel or consider transferring the trading of our Ordinary Shares to the OTC Market. See Item 4. “Information on the Company – Corporate History and Structure- Nasdaq Deficiency” on page 41 of this Annual Report.

The market price of our Ordinary Shares could be negatively affected by sales of substantial amounts of our Ordinary Shares in the public markets.

As of the date of this Annual Report, Mr. Danny Wong, the Chairman of our Board of Directors, beneficially owns an aggregate of 18,910,000 Ordinary Shares, representing approximately 57.61% of our total issued share capital.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the cash proceeds we received from our IPO and our anticipated market capitalization after our IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10. “Additional Information - Material Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company (“PFIC”) Consequences” on page 107 of this Annual Report.

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

See Item 7. “Major Shareholders and Related Party Transactions - Major Shareholders,” on page 89 of this Annual Report for information on the current shareholdings of our major shareholders.

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

In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by November 11, 2024, we would be eligible for additional time to qualify by meeting the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Global Market with the exception of the bid price requirement. In the event the staff determines that we are eligible for an additional 180 calendar day period, Nasdaq will provide further written notice that our Ordinary Shares are eligible for the additional grace period. In the event we are not eligible for the additional grace period, we may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of our Ordinary Shares to the OTC Market. See Item 3D – “Risk Factors - Risks Related to Our Securities - We may not be able to maintain compliance with Nasdaq’s continued listing requirements” on page 34 of this Annual Report for information regarding the effects of transferring trading to the OTC Markets.

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

As of the date of this Annual Report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to our subsidiaries), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

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

During the year ended March 31, 2023, JLHK declared cash dividends of approximately US$2,423,077 to Stratum Star, which subsequently declared cash dividends of approximately US$2,423,077 to us as its holding company. Our Company, in turn, declared cash dividends of approximately US$2,423,077 to its shareholders, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong.

During the year ended March 31, 2022, JLHK declared cash dividends of approximately US$2,948,718 to its then holding company, Sun Choice, which subsequently declared the dividend to its then shareholders, Mr. Danny Tze Ching Wong and Ms. Wai Fun Lui. See “Consolidated Financial Statements” found elsewhere in this Annual Report.

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

ITEM 10. ADDITIONAL INFORMATION

Enforcement of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has informed us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Danny Tze Ching Wong	Chairman of the Board	Chinese and Canadian	Hong Kong
Mr. Edwin Chun Yin Wong	Director and Chief Executive Officer	Chinese and Canadian	Hong Kong
Ms. Wai Ha Tang	Chief Financial Officer	Chinese	Hong Kong
Mr. Stephen Wayland Kan	Independent Director Appointee	American	United States
Mr. To Wai Suen	Independent Director Appointee	Chinese	Hong Kong
Mr. Nathaniel Clifton Chan	Independent Director Appointee	Chinese and Australian	Hong Kong

Our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or the judgment was in conflict with a prior Hong Kong judgment.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 2 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated: May 19, 2025.	/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: May 19, 2025.	/s/ Wai Ha Tang
Wai Ha Tang, Chief Financial Officer (Principal Financial and Accounting Officer)