Form 20-F
period 2025-03-31
J-Long Group Ltd
filed 2025-07-28
CIK 1948436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2025

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

Telephone: +852 3693 2110

Email: edwin.wong@j-long.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.000375	JL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,761,701 Ordinary Shares, $0.000375 par value, at March 31, 2025

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us” and the “Company” refer to J-Long Group Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Stratum Star Limited (“Stratum Star”), incorporated in the British Virgin Islands; (ii) Alpine Eagle Limited (“Alpine Eagle”), incorporated in the British Virgin Islands; (iii) J-Long Limited (“JLHK”), incorporated in Hong Kong; (iv) Sun Choice Enterprises Limited (“Sun Choice”), incorporated in Hong Kong. and (v) J-Long Trims Vietnam Co., Ltd (“JLVN”), incorporated in Vietnam. Stratum Star and Alpine Eagle are holding companies and do not conduct any business operations. JLHK and JLVN are our Operating Subsidiaries and conduct business operations in Hong Kong and Vietnam. Sun Choice does not currently conduct any business operations.

“Initial Public Offering” or “IPO” refers to the closing on January 26, 2024 of our initial public offering of 1,400,000 Ordinary Shares at a pre-reverse stock split public offering price of $5.00 for total gross proceeds of $7,000,000.

“Reverse stock split” refers to the Company’s share consolidation of its Ordinary Shares that became effective as of 11:59pm on December 9, 2024 and begin trading as a reverse stock split as of open of trading on December 10, 2024, whereby every ten (10) shares of the Company’s issued and outstanding Ordinary Shares were combined into one (1) issued and outstanding Ordinary Share.

References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars, “RMB” are to Chinese Renminbi, “HKD” or “HK$” are to Hong Kong dollars, and “VND” are to Vietnamese Dong.

 ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

SUMMARY OF KEY RISK FACTORS

Risks Related to Doing Business in Hong Kong

●

Majority of our operations and our principal executive offices are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Majority of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 10 of this Annual Report.

●	We are not a Hong Kong operating company, but a holding company organized under the laws of the Cayman Islands with our operations conducted by J-Long Limited (“JLHK”) and J-Long Trims Vietnam Co., Ltd (“JLVN”), which are located in Hong Kong and Vietnam. Our Ordinary Shares are securities of the Company and not those of our Operating Subsidiaries, JLHK or JLVN. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead are acquiring interests in a Cayman Islands holding company and may never hold equity interests in our Hong Kong and Vietnam operating entity.

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

The holding company structure involves unique risks to investors. As a holding company, we may rely on dividends from our HK Operating Subsidiary, JLHK, for cash requirements, including any payment of dividends to our shareholders. The ability of our HK Operating Subsidiary to pay dividends or make distributions to us may be restricted by laws and regulations applicable to it. In addition, if our HK Operating Subsidiary incurs debt on its own behalf, the instruments governing its debt may restrict its ability to pay dividends to us.

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

●	Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you” on page 11 of this Annual Report.

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us” on page 12 of this Annual Report.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risk Related to Doing Business in Hong Kong — It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 13 of this Annual Report.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements” on page 13 of this Annual Report.

●	We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 14 of this Annual Report.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in Hong Kong -- To the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets” on page 19 of this Annual Report.

●	Although we do not conduct any operations in China, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. See “Risk Factors - — Risks Related to Doing Business in Hong Kong -- If the Chinese government chooses to exert greater oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless” on page 19 of this Annual Report.

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted” on page 16 of this Annual Report.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation” on page 18 of this Annual Report.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK” on page 19 of this Annual Report.

●	If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably. See “Risk Factors — Risks Related to Doing Business in Hong Kong — If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably” on page 20 of this Annual Report.

●	A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition. See “Risk Factors — Risks Related to Doing Business in Hong Kong — A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition” on page 20 of this Annual Report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares” on page 20 of this Annual Report.

●	There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There are political risks associated with conducting business in Hong Kong” on page 21 of this Annual Report.

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares” on page 21 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws. See “Risk Factors — Risks Related to Doing Business in Hong Kong — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws” on page 22 of this Annual Report.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside” on page 22 of this Annual Report.

Risks Related to Doing Business in Vietnam

●	Our future business operations in Vietnam may be subject to a higher geopolitical risk than those of a developed country. Any social and political unrest, which are beyond our control, may in turn adversely impact our business, financial condition, and results of operation. See “Risk Factors — Risks Related to Doing Business in Vietnam — Geopolitical risks may have an adverse impact on our business, financial condition and results of operations” on page 22 of this Annual Report.

●

The economy and high inflation rate in Vietnam may be subject to continued periods of high inflation which could materially and adversely affect our business, financial operation and results of operations. See “Risk Factors — Risks Related to Doing Business in Vietnam — The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects” on page 22 of this Annual Report.

●	Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Any downturn in Vietnam’s economy, or if we are unable to capitalize on the economic, political, or legal reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected. See “Risk Factors — Risks Related to Doing Business in Vietnam — Any downturn in Vietnam’s economy, or a change in the economic, political and legal environment of Vietnam may adversely affect our business, financial condition and results of operations” on page 23 of this Annual Report.

●

The legal system of Vietnam differs from most common law jurisdictions because laws and regulations are subject to broad and varying interpretations by government officials and courts. Thus, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. Although the Vietnamese government has made progress in the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies that may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in Vietnam — Uncertainties regarding the interpretation and enforcement of Vietnam laws, rules and regulations, which could change at any time, could limit the legal protections available to us” on page 23 of this Annual Report.

●	Vietnam’s currency is Vietnamese Dong (“VND”), which is not generally freely convertible into other currencies, Although the government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad, any future tightening of foreign control laws may impair our ability to repatriate profits and adversely affect our results of operations and our financial conditions may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in Vietnam — The VND may be subject to foreign exchange controls imposed by the Vietnamese government” on page 23 of this Annual Report.

Risks Related to Our Business and Industry

●	We have not entered into long-term sales agreements with our customers and rely on demand from our major customers; therefore, our sales may fluctuate subject to our customers’ demands. See “Risk Factors — Risks Related to Our Business and Industry — We have not entered into long-term sales agreements with our customers and rely on demand from our major customers; therefore, our sales may fluctuate subject to our customers’ demands” on page 23 of this Annual Report.

●	We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel” on page 24 of this Annual Report.

●	Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations” on page 24 of this Annual Report.

●	We depend on a U.S. licensor for most of our products. See “Risk Factors — Risks Related to Our Business and Industry — We depend on a U.S. licensor for most of our products” on page 24 of this Annual Report.

●	We rely on our manufacturing services suppliers to convert and manufacture our products. See “Risk Factors — Risks Related to Our Business and Industry — We rely on our manufacturing services suppliers to convert and manufacture our products” on page 26 of this Annual Report.

●	Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results. See “Risk Factors — Risks Related to Our Business and Industry — Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results” on page 26 of this Annual Report.

●	Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business” on page 27 of this Annual Report.

Risks Related to Our Ordinary Shares

●	We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See “Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless” on page 33 of this Annual Report.

●	Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares” on page 34 of this Annual Report.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See “Risk Factors — Risks Related to Our Ordinary Shares — Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud” on page 36 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See “Risk Factors — Risks Related to Our Ordinary Shares — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited” on page 37 of this Annual Report.

●	You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation. See “Risk Factors — Risks Related to Our Ordinary Shares — You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation” on page 38 of this Annual Report.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies. See “Risk Factors — Risks Related to Our Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies” on page 38 of this Annual Report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See “Risk Factors — Risks Related to Our Ordinary Shares — We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses” on page 39 of this Annual Report.

●	There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares” on page 40 of this Annual Report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Risk Factors — Risks Related to Our Ordinary Shares — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 40 of this Annual Report.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements. Such exemption could have an adverse effect on our public shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements. Such exemption could have an adverse effect on our public shareholders” on page 40 of this Annual Report.

●	Transfers of Cash to and From Our Subsidiaries

We are a holding company incorporated in the Cayman Islands with no material operations of our own, and we conduct our operations primarily through our Operating Subsidiaries in Hong Kong and Vietnam, J-Long Limited (“JLHK”) and J-Long Trims Vietnam Co. (“JLVN”), Ltd respectively. As a result of our corporate structure, our ability to pay dividends may depend upon dividends paid by JLHK or JLVN. If JLHK, JLVN, or any newly formed operating subsidiary incurs debt on its own behalf in the future, the instrument governing its debt may restrict its ability to pay dividends to us.

Our management monitors the cash position of the Company and our Operating Subsidiaries regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

The ability of the Company to transfer cash to its subsidiaries is subject to the following: The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. The Company’s subsidiaries formed under the laws of the BVI, Stratum Star and Alpine Eagle, are permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiary. The HK Operating Subsidiary is subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant Company’s subsidiaries incorporated under the laws of the BVI.

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

The ability of JLVN to transfer cash to JLHK is subject to the following: according to Vietnamese law, JLVN may make dividends distribution to the extent that JLVN has not accumulated losses and all financial obligations owed to the government of Vietnam have been satisfied: (i) invested capital and proceeds from liquidation of investments; (ii) income derived from business investment activities; and/or (iii) other money and assets lawfully owned by the investor. We did not adopt or maintain any cash management policies and procedures as of the date of this Annual Report. .

Currently, majority of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from the Company to JLHK and Sun Choice or from JLHK and Sun Choice to the Company and the investors in the U.S.

As a result of the above, to the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside the PRC or Hong Kong due to oversight on or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our Operating Subsidiary to transfer cash or assets.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors – Risks Related to Our Ordinary Shares – We do not intend to pay dividends for the foreseeable future” on page 36 of this Annual Report.

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

Prior Dividends Paid

On February 29, 2024, our Board of Directors declared a special cash dividend in the aggregate amount of US$6,000,000 to be paid to all holders of record of our outstanding ordinary shares as of March 11, 2024. As of March 31, 2024, US$1,676,750 had been paid in cash, US$3,922,795 had been fully settled by directly deducting the dividend amount from the amount due from the shareholders and US$400,455 had not yet been paid. The dividend was paid on March 12, 2024 to three shareholders of record (including CEDE and Co. as shareholder of record of 1,031,000 shares) based on 3,140,000 ordinary shares issued and outstanding. The US$400,455 that had not been paid as of March 31, 2024 was paid in cash on April 3, 2024. Each shareholder received approximately US$1.90 per share. A U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to our U.S. investors generally will constitute passive income and income from sources outside the United States for foreign tax credit purposes. See Item 10. “Additional Information - Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations for U.S. Holders” on page 107 of this Annual Report.

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

PRC Government Permissions and Approvals

Management confirms that based on PRC laws and regulations effective as of the date of this report, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”), because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) JLHK was established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Management also confirms that JL, Sun Choice, and our operating subsidiary, JLHK, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this Annual Report. As of the date of this Annual Report, no permissions or approvals have been applied for by the Company or denied by any relevant authority, and we have not been denied any required permissions or approvals.

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

JLHK, our HK Operating Subsidiary as of the date of this Annual Report, may collect and store certain data from our clients in Hong Kong during the conduct of our business and operations. Given that (i) JLHK is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure or any direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the PRC Personal Information Protection Law to have an impact on our business or operations.

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

Risks Related to Doing Business in Hong Kong

Majority of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The Company is not an operating company but a holding company. We conduct our operations in Hong Kong and Vietnam through our Operating Subsidiaries, JLHK and   JLVN. Our Ordinary Shares are securities of the Company and not those of our HK Operating Subsidiary, JLHK. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead of acquiring interests in a Cayman Islands holding company.

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

The holding company structure involves unique risks to investors. As a holding company, we may rely on dividends from our HK Operating Subsidiary, JLHK, for cash requirements, including any payment of dividends to our shareholders. The ability of our HK Operating Subsidiary to pay dividends or make distributions to us may be restricted by laws and regulations applicable to it. In addition, if our HK Operating Subsidiary incurs debt on its own behalf, the instruments governing its debt may restrict its ability to pay dividends to us.

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

Our operations are mainly conducted in Hong Kong, a special administration region of China with its own governmental and legal system that is independent from mainland China. As a result, Hong Kong has its own distinct rules and regulations.

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

Our operations are mainly conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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

Given that the operating revenue, total profit, gross assets or net assets of the Company were not derived from PRC domestic companies, the majority of the Company’s business activities are not carried out in mainland China, one of its main places of business is Hong Kong and not in mainland China and the majority of its senior management team in charge of its business operations and management are not PRC citizens and do not have their usual place(s) of residence located in mainland China, we would not be deemed to be a domestic enterprise that indirectly offered or listed its securities on an overseas stock exchange, nor did it require filing or approval from the CSRC. Further, as of the date of this Annual Report, in respect of the Trial Measures and filing requirements, in the opinion of our directors and officers, we: (i) are not required to obtain permission from any PRC authorities (including those in Hong Kong) to issue our Ordinary Shares to investors; and (ii) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve of our Operating Subsidiaries’ operations. However, as the Trial Measures and the Guidance Rules and Notice were newly published and there existed uncertainty with respect to the implementation and interpretation of the principle of “substance over form,” it was highly uncertain whether our listing on the Nasdaq Capital Market would be deemed an “indirect overseas offering and listing by companies in mainland China” and subject to the filling procedures. If listing had been deemed an “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we would have had to complete the filing procedures for listing if: (i) we could not obtain the approval of our listing before the effective date of the Trial Measures; or (ii) we obtained the approval before the effective date of the Trial Measures but could not complete the overseas listing before September 30, 2023. If we had been subject to the filing requirements, we could not have assured you that we would be able to complete such filings in a timely manner or even at all.

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

Given that: (i) JLHK, our HK Operating Subsidiary, is incorporated and located in Hong Kong; (ii) we have no subsidiary, VIE structure or direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or any future offerings. Our belief is based on the following: (i) we do not believe that JLHK falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States because (ii) JLHK is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations remains unclear as to whether it shall be applied to a company based in Hong Kong; (iii) as of the date of this Annual Report, JLHK has neither collected nor stored personal information of any PRC individuals; (iv) all of the data JLHK has collected is stored in servers located in Hong Kong; (v) as of the date of this Annual Report, JLHK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review; and (vi) our business is involved in the apparel industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry.

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

There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations and whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our HK Operating Subsidiary JLHK, located in Hong Kong. If the Draft Rules Regarding Overseas Listings are adopted into law in the future and becomes applicable to JLHK if it is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to JLHK, the business operation of JLHK and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If JLHK becomes subject to the CAC or CSRC review, we cannot assure you that JLHK will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, JLHK may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

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

As a result of the above, to the extent cash or assets in our business is in the PRC or Hong Kong or in our HK Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability and the ability of our subsidiaries to transfer cash or assets.

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

Our business is heavily conducted in Hong Kong through our HK Operating Subsidiary JLHK, therefore, our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. As of March 31, 2025, the pegged rate of exchange remains at HK$7.80 to US$1.00. Future changes in the exchange rate between the Hong Kong dollar and the U.S. dollar may affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

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

Currently, majority of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see Item 10. “Additional Information – Enforcement of Civil Liabilities.”

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

Risks Related to Doing Business in Vietnam

Geopolitical risks may have an adverse impact on our business, financial condition and results of operations.

The social conditions and political stability of Vietnam will have a direct impact on the feasibility in our operations in Vietnam. Our future business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect the operations of our manufacturing site in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect Vietnam economy. Any such event may in turn have an adverse impact on our businesses, financial condition and results of operations.

The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects.

Government anti-inflation policies and a decline in commodity and petroleum prices have led to a decrease in Vietnam’s inflation rate. While these inflation rates are lower than rates of earlier years, there can be no assurance that the Vietnamese economy will not be subject to future periods of high inflation. Should inflation in Vietnam increase significantly, our costs, including manufacturing costs, labor costs and transportation costs are expected to increase. Furthermore, high inflation rates could have an adverse effect on Vietnam’s economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Vietnam could materially and adversely affect our business, financial condition and results of operations and growth prospects.

Any downturn in Vietnam’s economy, or a change in the economic, political and legal environment of Vietnam may adversely affect our business, financial condition and results of operations.

Any downturn in Vietnam’s economy, or a change in the economic, political and legal policies in Vietnam could adversely affect our business and financial condition. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

Although the Vietnamese government has made progress in economic reform and development of its legal landscape, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies. Many of the reforms are unprecedented and experimentative, and may be subject to revision, change or abolition, depending upon the outcome of these experiments. There can be no assurance that the Vietnamese government will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of the changes adversely affect us or our business, or we are unable to capitalize on the economic, political, or legal reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected.

Uncertainties regarding the interpretation and enforcement of Vietnam laws, rules and regulations, which could change at any time, could limit the legal protections available to us

The legal system of Vietnam differs from most common law jurisdictions, in that it is a system in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers’ on the legality, validity and effect of a particular legal document. In addition, the views of governmental authority received on a particular issue have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain.

As part of its transition from a planned economy to a more market-oriented one, the Vietnamese government has implemented a series of economic reforms. In preparation for Vietnam’s accession to the World Trade Organization in 2007, the Vietnamese government has also promulgated a series of laws and regulations on local and foreign investment, including the law on investment, which regulates investments in Vietnam, and the law on enterprises, which sets out the types of corporate vehicle investors may establish to carry out their investment projects. However, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. In the context of pursuing and maintaining economic reforms, the Vietnamese government has promulgated other laws and regulations in recent years designed to attract foreign investment and business development in Vietnam, which may intensify the competition in our industry.

The lack of legal uncertainty may limit the legal protections and recourses available to us in relation to the VN Operating Subsidiary. If we run into legal issues with other parties or with legal or governmental entities in Vietnam, we may be unable to easily navigate or capitalize on guidance from precedents, and as a result our business, financial condition and results of operations could be adversely affected.

The VND may be subject to foreign exchange controls imposed by the Vietnamese government.

In Vietnam, the currency is Vietnamese Dong (“VND”), which is not generally freely convertible into other currencies. Under certain conditions, such as fulfilment of Vietnam’s financial obligations, the Vietnamese government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad. However, there is no assurance that such rules and regulations will not be subject to change in the future and any tightening of foreign control laws in Vietnam may impair our ability to repatriate profits from our Vietnamese operations to our Company. If any of the above occurs, our business, results of operations and financial conditions may be materially and adversely affected.

Risks Related to Our Business and Industry

We have not entered into long-term sales agreements with our customers and as we rely on demands from our major customers, our sales may fluctuate subject to our customers’ demands.

Our HK Operating Subsidiary, JLHK, does not enter into any long-term agreements with our customers, which mainly are comprised of owners of apparel brands, apparel manufacturers and local buying offices of apparel brands, and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Accordingly, the quantity of purchase orders that we receive from our customers may fluctuate from time to time which makes it difficult for us to project future purchase orders. Our success depends on receiving continuous purchase orders from our customers. If for any reason (including product quality or product price), our customers no longer place purchase orders with us at the same level or on similar terms as they have historically done, or at all, in the future (for example, in the event of a decrease in customers’ end products due to an economic downturn), or if purchasers remove us from their list of nominated suppliers to their manufacturers which can no longer purchase our products, and if we are unable to obtain purchase orders in substitution, or are unable to develop new customers, our business may be materially and adversely affected.

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

Our profitability depends on the cost of procuring the materials and products from our materials suppliers and manufacturing services suppliers and increases for the price of the relevant raw materials may lead to an increase in price from our suppliers for our procurement of the materials and products. Since we generally do not enter into any long-term agreements with our materials suppliers and manufacturing services suppliers, there can be no assurance that they will not significantly increase our purchase price of materials or products in the future, in particular, upon the increase in the market price of or the market demand for such materials or products. While we typically price our products on a cost-plus basis and pass on increases in cost of materials and products to our customers, there can be no assurance that we will be able to pass on any increase in such costs to our customers in the future, in a timely manner or at all to avoid any adverse impacts on our profitability. Furthermore, the prices of these materials and products may be affected by factors beyond our control, including global demand for and supply of such materials and products, general economic condition, international trade barriers, and government price control measures.

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

Our business is substantially dependent on our relationship with our major suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the fiscal year ended March 31, 2025, two major suppliers accounted for approximately 14% and 29% of our total purchases. For the fiscal year ended March 31, 2024, three major suppliers accounted for approximately 20%, 29% and 11% of our total purchases. For the fiscal year ended March 31, 2025, two major suppliers accounted for approximately 10% and 41%. For the fiscal year ended March 31, 2024, three major suppliers accounted for approximately 32%, 17% and 13% of our total consolidated accounts payable. We generally do not enter into any long-term agreements with our suppliers, including our U.S. licensor and its group companies. Accordingly, there is no assurance that JLHK can maintain stable and long-term business relationships with any supplier, including our U.S. licensor and its group companies. Failure to maintain existing relationships with the suppliers and our U.S. licensor and its group companies or to establish new relationships in the future could negatively affect JLHK’s ability to obtain goods sold to customers in a price advantage and timely manner. If JLHK is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, JLHK may be unable to satisfy the orders from its customers. In addition, the distribution agreements we entered into with our U.S. licensor and its group subsidiaries provide that they can terminate such agreements by prior written notice with or without cause. If our U.S. licensor and its group subsidiaries terminate the agreements for whatever reasons, or if we fail to renew the distribution agreements with our U.S. licensor, we will have to source products from other suppliers who meet our selection requirements, and there is no assurance that we will be able to secure alternative and/or additional products of comparable or better quality or popularity, or on comparable or better commercial terms, or at all.

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

We may not be able to attract and retain our core management team and other key personnel for our operation

Our success and growth depend on our on the knowledge, experience, and expertise of our management team who is responsible for overseeing the financial condition and performance, sales and marketing, product design and development and formulating business strategies as well as the ability to identify, hire, train and retain suitable, skilled and qualified employees. For example, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong, our directors, each has accumulated approximately 37 and 12 years of experience respectively in reflective, non-reflective materials and heat transfers of the apparel industry. See “Management.” In particular, each of our directors has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his/her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

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

We distribute materials and products supplied by our U.S. licensor and our suppliers, some of which may be defectively designed or manufactured. We have a quality control team which performs regular sample check in accordance with our internal quality standard and the requirements of our customers and for any defect materials and products, we usually return the defective product and request our U.S. licensor and suppliers to rectify by replacing the defective product. If it cannot be replaced, we will seek to source similar alternatives and propose to our customers and if that is not acceptable, the customer may request a refund. For the fiscal years ended March 31, 2025 and 2024, we did not receive any material order or claims from our customers in this regard and have not encountered any material product return request from our customers. However, as the materials and products provided to our customers may be manufactured into consumer products, we may still be exposed to product liability claims if the products and materials distributed by us are defective. Although we may have legal recourse against our U.S. licensor and our suppliers for the defective materials and products, the enforcement of our rights may be expensive, time-consuming and ultimately futile. As a result, any material product liability claim, or related litigation may have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this Annual Report, the Company, Stratum Star, Alpine Eagle, Sun Choice, JLHK and JLVN are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

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

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As of March 31, 2025, our management completed an assessment of the effectiveness of our internal control over financial reporting and identified certain material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Upon completion of our IPO, we became a public company in the United States subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our Annual Report for the fiscal year ended March 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting is not effective. Moreover, even if our management concludes in the future that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets relevant requirements differently from us.

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

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until November 11, 2024, to regain compliance with the Minimum Bid Requirement Listing Rule. In the event that we do not regain compliance by November 11, 2024, we may be eligible for additional time to qualify.

On January 6, 2025, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the Company has regained compliance with Nasdaq’s Minimum Bid Requirement Listing Rule, and the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

The market price of our Ordinary Shares could be negatively affected by sales of substantial amounts of our Ordinary Shares in the public markets.

As of the date of this Annual Report, Mr. Danny Wong, the Chairman of our Board of Directors, beneficially owns an aggregate of 1,809,000 Ordinary Shares, representing approximately 48.09% of our total issued share capital.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct substantially majority of our operations in Hong Kong and substantially majority of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As of the date of this Annual Report, our directors and executive officers hold in aggregate approximately 56.07% of our Ordinary Shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chairman of the Board of Directors, Mr. Danny Wong, owns approximately 48.09% of our total issued and outstanding Ordinary Shares, representing 48.09% of the total voting power.

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

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

J-Long Group Limited

J-Long Group Limited (the “Company” or “we”), is the holding company of our operating subsidiaries, J-Long Limited (Hong Kong) (“JLHK” or “HK Operating Subsidiary”) and J-Long Trims Vietnam Co., Ltd (“JLVN” or “VN Operating Subsidiary”); collectively with JLHK, the “Operating Subsidiaries”). Mainly through our HK Operating Subsidiary, we are an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords.

The Company was incorporated in July 2022 under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each. On November 8, 2023, as part of a recapitalization in anticipation of our IPO, our shareholders approved an increase in our authorized shares and a stock split at a ratio of 8-for-3, as a result of which the Company’s authorized share capital was changed to US$51,000 divided into 1,360,000,000 Ordinary Shares with a par value of US$0.0000375 each. Immediately after such stock split, the issued share capital of the Company became US$1,125 divided into 30,000,000 Ordinary Shares with a par value of US$0.0000375 each, all of which were fully paid. On November 15, 2024, our shareholders approved a share consolidation (reverse stock split) of the Company at a ratio ranging from 1-for-1.5 to 1-for-10 ordinary shares, as a result of which the Company’s authorized share capital was changed to US$51,000 divided into136,000,000 Ordinary Shares with a par value of US$0.000375 each. Immediately after such reverse stock split, the issued share capital of the Company became US$1,178 divided into 3,140,000 Ordinary Shares with a par value of US$0.000375 each, all of which were fully paid. The reverse stock split took effect on the Company’s Ordinary Shares as at open of trading on December 10, 2024.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively restated to reflect the stock split and reverse stock split.

We are an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords, with a manufacturing plant in Vietnam.   We have nearly 30 years of experience in the apparel industry and have served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. We offer a wide range of services to cater to our customers’ needs in reflective and non-reflective garment trims, including market trend analysis, product design and development, and production and quality control. We discuss our customers’ product requirements for the upcoming season with them, and we usually provide various suggestions on the product design and use of appropriate materials using our know-how and extensive industry knowledge we have accumulated over the years.

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

On May 27, 2024, J-Long Trims Vietnam Co., Ltd (“JLVN”) was incorporated as a company with limited liability under the laws of Vietnam. JLHK is the parent company of JLVN with 51% controlling stake and J-Long Trims Pte. Ltd is the non-controlling shareholder of JLVN with 49% controlling stake. JLVN is our operating subsidiary engaged in business operations in Vietnam.

See Item 7. “Major Shareholders and Related Party Transactions - Major Shareholders,” on page 89 of this Annual Report for information on the current shareholdings of our major shareholders.

Initial Public Offering. On January 26, 2024, we closed on our IPO of 1,400,000 Ordinary Shares at a public offering price of $5.00 per share at a pre-reverse stock split for total gross proceeds of $7,000,000 before deducting underwriting discounts and other offering expenses. Our Ordinary Shares commenced trading on the Nasdaq Global Market on January 24, 2024 under the ticker symbol “JL.”

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

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until November 11, 2024 to regain compliance with the Minimum Bid Requirement Listing Rule. If at any time before November 11, 2024, the closing bid of our Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Requirement Listing Rule following which Nasdaq will provide a written confirmation of compliance and the matter will be closed.

On January 6, 2025, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the Company has regained compliance with Nasdaq’s Minimum Bid Requirement Listing Rule, and the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Capital Market and Nasdaq considers the matter closed.

J-Long Trims Vietnam Co., Ltd.

J-Long Trims Vietnam Co., Ltd. Set up On May 27, 2024, J-Long Trims Vietnam Co., Ltd (“JLVN”) was incorporated as a company with limited liability under the laws of Vietnam. JLHK is the parent company of JLVN with 51% controlling stake and J-Long Trims Pte. Ltd is the non-controlling shareholder of JLVN with 49% controlling stake. JLVN is our operating subsidiary engaged in business operations in Vietnam.

Reverse Stock Split

On November 15, 2024, our shareholders approved a share consolidation (reverse stock split) of the Company at a ratio ranging from 1-for-1.5 to 1-for-10 ordinary shares, as a result of which the Company’s authorized share capital was changed to US$51,000 divided into136,000,000 Ordinary Shares with a par value of US$0.000375 each. Immediately after such reverse stock split, the issued share capital of the Company became US$1,178 divided into 3,140,000 Ordinary Shares with a par value of US$0.000375 each, all of which were fully paid. The reverse stock split took effect on the Company’s Ordinary Shares as at open of trading on December 10, 2024.

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

J-Long Trims Vietnam Co., Ltd. On May 27, 2024, J-Long Trims Vietnam Co., Ltd (“JLVN”) was incorporated as a company with limited liability under the laws of Vietnam. JLHK is the parent company of JLVN with 51% controlling stake and J-Long Trims Pte. Ltd is the non-controlling shareholder of JLVN with 49% controlling stake. JLVN is our VN Operating Subsidiary engaged in business operations in Vietnam.

BUSINESS OF J-LONG LIMITED (HONG KONG)

Overview

We are a holding company incorporated in the Cayman Islands with majority operations conducted by our Operating Subsidiary in Hong Kong, JLHK.

We are an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords, with a manufacturing plant in Vietnam. We have nearly 30 years of experience in the apparel industry and have served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. We have a 25 year working relationship with a leading U.S. multinational conglomerate listed on the New York Stock Exchange, who is also our primary supplier of materials. It produces, among other things, reflective products for use in the fields of industry, work safety, U.S. health care and consumer goods. We have been its authorized distributor of 3M™ Scotchlite™ reflective materials since the year 2000. The leading U.S. multinational conglomerate sells its 3M™ Scotchlite™ reflective materials through regional distributors around the world. We are a long-standing channel partner and one of the leading converters of 3M™ Scotchlite™ reflective materials, serving a range of global brands. As a converter for 3M™ Scotchlite™ reflective materials, we provide adhesive solutions by offering custom shaped parts designed to the specification requirements of the customer.

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

Since May 2024, we have operated a manufacturing facility in Vietnam through our subsidiary, J-Long Trims Vietnam Co., Ltd., to support the production of our reflective and non-reflective garment trims. For certain products requiring specialized conversion processes, we continue to engage trusted manufacturing services suppliers in the PRC, closely monitored by our quality control team to ensure compliance with our standards.

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

On May 27, 2024, we established our Vietnam subsidiary, which has a dedicated two-person sales team responsible for client management and business development in the Vietnamese market.

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

For products that require conversion, we utilize our Vietnam manufacturing facility, established in May 2024, or, based on the product specifications, delivery schedule, production capacity and other requirements from our customer, our product design and development team selects a suitable supplier from our pre-approved list of manufacturing services suppliers in the PRC which may supply the converted products and we engage that manufacturing supplier to convert our materials into the specified products based on our specifications and requirements with a processing fee.

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

Delivery and Settlement

We engage third party logistic companies to transport and deliver our products from our manufacturing services suppliers or our warehouse/storage facilities to our customers or their designated location, subject to our customers’ needs. Although most of our customers are required to settle payment before delivery of our products, our customers generally have a credit period of around 30 to 120 days from the date of our purchase invoice.

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

Product Returns and Warranty

We do not have a product warranty policy. As a general policy, we accept product returns due to defects caused by us after conducting an investigation to ascertain the cause of the defects. Depending on the circumstances of each case, we may replace the defective products or may issue a refund to our customer if the defect is caused by us. Upon receiving a complaint from our customer in relation to a potential product defect, we will perform proper inspection and examination of the defective products such as by comparing the defective products to our sample products. We did not record any material sales returns nor were we subject to any material product liability claims during the years ended March 31, 2025 and 2024.

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

On May 27, 2024, we established our Vietnam subsidiary, which has a dedicated two-person sales team responsible for client management and business development in the Vietnamese market.

Suppliers

We source our licensed U.S. branded products directly from our U.S. licensor as its authorized distributor of reflective materials. For non-branded products, we source from suppliers located in the PRC. For the fiscal year ended March 31, 2025, two major suppliers accounted for approximately 29% and 14% of our total purchases. For the fiscal year ended March 31, 2024, three major suppliers accounted for approximately 29%, 20% and 11% of our total purchases.

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

Strong and Stable Network of Materials Suppliers and Manufacturing Services Suppliers

We are the authorized distributor of reflective materials and products of our licensed U.S. brand in Asia Pacific and have been appointed for a continuous period of over 25 years. During our period as its licensed authorized distributor, based on our strong presence in the apparel industry and in-depth knowledge of reflective and heat transfer material and products, we have established a reputation as one of the leading authorized distributors for reflective materials and products of our licensed U.S. brand and have remained committed to continuing to expand our distribution network in the apparel industry, particularly given the anticipated growth in the global sportswear and outerwear apparel market. We have also maintained good relationships with our materials suppliers and manufacturing services suppliers for our non-branded products for reflective garment trims and heat transfers. We have established business relationships ranging from three years to over ten years with our five largest suppliers for our non-branded products for the years ended March 31, 2025 and 2024. Having long-term and stable working relationships with our materials suppliers and manufacturing services suppliers enables us to have a steady supply of materials and products and allows us to have a comprehensive assessment of their ability and control over product quality.

Stable Business Relationships with Our Customers

We have fostered positive and enduring business relationships with a diverse range of customers over the years. As of March 31, 2025, our five largest customers, by revenue, encapsulate the diversity of our customer base, with whom we have established relationship ranging from one to over ten years. The broad spectrum of relationships, alongside our deep understanding of our customers’ evolving needs, allow us to secure recurring orders for our materials and products. Despite the significance of our top five customers, our revenue model and customer base are not heavily concentrated on any particular customer, reflecting our strong market position and effective business model. We believe that our long-standing operation history, coupled with the stable and diversified relationships with our customers, will continue to strengthen and bolster our reputation and recognition in the apparel market, and enable us to capture a wider range of business opportunities.

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

Certifications

As of the date of this Annual Report, we have obtained the following certifications for our operations:

Certification	Description	Awarding organization or authority	Holder	Expiry date
3M	3M™ Scotchlite™ reflective material products franchised distributor	3M China	JLHK	December 31, 2025
Registered Converter	Registered converter of 3M™ Scotchlite™ Reflective Material	3M China	JLHK	December 31, 2025
OEKO-TEX® certificate	Silver grey reflective (solid or partly) printed fabric or tape produced from woven fabric made of 100% polyester, polyester/cotton in white, knitted fabric made of polyester/elastane (spandex) in white and disperse dyed, laminated with colorless transparent polyurethane coating and micro glass bead, silver grey reflective (solid or partly) printed transfer film produced from hot melt adhesive film made of polyurethane in colorless transparent, laminated with colorless transparent polyurethane coating and micro glass bead, all with or without aluminum coating as well as colored silicone patch and heat transfer print (with silicone and PU inks) in various colors on colorless transparent PET film; produced by using materials certified according to STANDARD 100 by OEKO-TEX®	Hohenstein Textile Testing Institute GmbH & Co KG	JLHK	April 30, 2026
Bluesign® SYSTEM PARTNER	Recognizes our products are made of Bluesign® approved textile accessories for apparel and demonstrates our effort in sustainable process, such as our products are produced in a safe and resource conserving way with a minimum impact on people and the environment	Bluesign Technologies AG	JLHK	June 26, 2025*
HIGG Facility Environmental Module	Certifies that JLHK has adopted the Higg Facility Environmental Model as standardized environmental assessment to measure and grow its sustainability practice	Sustainable Apparel Coalition	JLHK	N/A
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

		UL LLC	JLHK	N/A

*	The Bluesign® SYSTEM PARTNER certification for JLHK expired on June 26, 2025, and the Company is actively pursuing renewal as of the date of this Annual Report. The Company expects to maintain compliance with Bluesign® standards upon successful renewal, and updates will be provided in subsequent filings as applicable.

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

Intellectual Property

As of the date of this Annual Report, we have registered one trademark in Hong Kong, which we consider to be material to our business:

No.	Trademark	Place of registration	Trademark number	Owner	Class	Expiry date
1.		Hong Kong	306024456	JLHK	26	July 28, 2032

Properties

As of the date of this Annual Report, we own the following properties:

No.	Location	Gross floor area (sq. m)
1.	Flat C, 3/F, Tower 10, Deerhill Villas, Deerhill Bay, No. 4699 Tai Po Road, Tai Po Kau, Tai Po, New Territories, Hong Kong	161.93
2.	House 20, JC Castle, 18 Shan Tong Road, Tai Po, New Territories, Hong Kong	278.15
3.	PHONOI B Textile Industrial Zone, Di Su Commune, My Hao District, Hung Yen Province, Vietnam(1)	157.5

(1)	On June 19, 2024, JLVN entered into an asset sales agreement with a third party for cafeteria at the address.

As of the date of this Annual Report, we lease the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	Workshop Unit E on 10th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(1)	194.06	HK$263,220 per annum
2.	Workshop Unit E on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong (“Unit 8E”)(2)	194.06	HK$263,220 per annum
3	Workshop Unit D on 11th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong (“Unit 11D”)(3)	376.81	HK$511,056 per annum
4.	Workshop Unit C on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(4)	107.97	HK$146,400 per annum
5.	Carport L12, 1/F., Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(5)	—	HK$67,200 per annum
6.	Workshop Unit D on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(6)	376.81	HK$511,056 per annum
7.	Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(7)	96.50	HK$130,920 per annum
8.	Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(8)	103.11	HK$139,860 per annum
9.	5 Phu Duc Chinh Street, Nhan An District, Vietnam	90.00	VND17,000K per month for first year, VND18,000K Per month afterwards
10.	PHONOI B Textile Industrial Zone, Di Su Commune, My Hao District, Hung Yen Province, Vietnam	4,762.20	VND445,824,805 per month

(1)	JLHK has leased Unit 10E from Charm Vision Holdings Limited (“Charm Vision”), a company owned by our Director Mr. Danny Tze Ching Wong, since April 1, 2019. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$21,935 per month, plus utilities.

(2)	JLHK has leased Unit 8E from Charm Vision since July 1, 2017 The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$21,935 per month, plus utilities.

(3)	JLHK leased Unit 11D from Charm Vision since March 5, 2018. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$42,588 per month, plus utilities.

(4)	JLHK has leased Unit 8C from Charm Vision since April 1, 2022. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$12,200 per month, plus utilities.

(5)	JLHK has leased Carport L12 from Charm Vision since January 1, 2023. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$5,600 per month.

(6)	On October 27, 2022, JLHK as vendor and Everlink Enterprises Limited (“Everlink”), a company owned by our Director Mr. Danny Tze Ching Wong, as purchaser entered into an agreement for the sale and purchase of Unit 8D and completed the sale of the property on the same day. On October 27, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 27, 2022 to October 26, 2024 at an annual rent of HK$730,080. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$511,056.
(7)	On October 11, 2022, JLHK as vendor and Everlink as purchaser entered into an agreement for the sale and purchase of Unit 8F and completed the sale of the property on October 13, 2022. On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022 to October 12, 2024 at an annual rent of HK$187,020. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$130,920.
(8)	On October 20, 2022, JLHK as vendor and Everlink as purchaser entered into an agreement for the sale and purchase of Unit 8Q and completed the sale of the property on the same day. On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022 to October 19, 2024 at an annual rent of HK$199,800. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$139,860.
(9)	On August 12, 2024, JLVN entered into a lease agreement with Mrs Li Shiwei and Mr Qu Wenlun with a lease term from August 12, 2024 to August 11, 2027 at a monthly rent of VND17,000,000 for the first year and a monthly rent of VND18,000,000 for subsequent years.
(10)	On June 13, 2024, JLVN entered into a lease agreement with Vietnam Industrial Construction Service (VSC) Company Limited with a lease term from June 1, 2024 to June 1, 2029 at a monthly rent of VND445,824,805.

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiaries’ business, our Operating Subsidiaries’ operational activities may be subject to environmental obligations. Our Operating Subsidiaries did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended March 31, 2025 and 2024. Our directors expect that our Operating Subsidiaries will not directly incur significant costs for compliance with any applicable environmental protection rules and regulations in the future. As of the date of this Annual Report, our Operating Subsidiary is not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health, and work safety.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings, and are not aware of any events that are likely to lead to such material proceedings.

Revenue by geographic areas

Revenue from Asia (excluding Hong Kong and China) was US$13,618,640 for the fiscal year ended March 31, 2023, decreased to US$12,481,669 for the fiscal year ended March 31, 2024, and decreased to US$9,129,165 for the fiscal year ended March 31, 2025. Revenue from Hong Kong was US$12,536,891 for the fiscal year ended March 31, 2023, declined to US$8,117,692 for the fiscal year ended March 31, 2024, and increased to US$9,718,300 for the fiscal year ended March 31, 2025. Revenue from China was US$3,900,174 for the fiscal year ended March 31, 2023, reduced to US$2,770,967 for the fiscal year ended March 31, 2024, and rose to US$7,758,825 for the fiscal year ended March 31, 2025. Revenue from Non-Asia was US$8,236,692 for the fiscal year ended March 31, 2023, fell to US$5,008,341 for the fiscal year ended March 31, 2024, and increased to US$12,468,800 for the fiscal year ended March 31, 2025.

	For the year ended March 31
	2023	2024	2025
	USD	USD	USD
Asia (excluded Hong Kong and China)	13,618,640	12,481,669	9,129,165
Hong Kong	12,536,891	8,117,692	9,718,300
China	3,900,174	2,770,967	7,758,825
Non-Asia	8,236,692	5,008,341	12,468,800
	38,292,397	28,378,669	39,075,090

Impact in the U.S. of the Uyghur Forced Labor Prevention Act (the “UFLPA”) and the War in Ukraine on our Operating Subsidiaries’ Business and Operations

The UFLPA prohibits on the importation of goods into the United States manufactured wholly or in part with forced labor in the PRC, especially from the Xinjiang Uyghur Autonomous Region (“Xinjiang”). It establishes a rebuttable presumption that the importation of any goods, wares, articles and merchandise mined, produced or manufactured wholly or in part in Xinjiang are not entitled to entry to the U.S. and requires the importer of record to comply with specified conditions and, by clear and convincing evidence, show that the goods, wares, articles or merchandise were not produced using forced labor.

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

Inflation

As of the date of this Annual Report, we have not experienced significant inflationary pressures on material or labor costs negatively affecting our ongoing business. China’s national consumer price index increased by 0.1% in 2025 over the previous year, according to the National Bureau of Statistics of China. Vietnam’s national consumer price index increased by 3.57% in 2025 over the previous year, according to the National Statistics Office of Vietnam. Although we have not been materially affected by inflation in the past, we may be affected if China or Vietnam experiences higher rates of inflation in the future. Should inflation in Vietnam increase significantly, it may lead to an increase in our manufacturing costs, labor costs and transportation costs. If there is any surge in the inflation rate, in order to mitigate inflationary pressures, we plan to (i) monitor our manufacturing and labor costs carefully in our day-to-day operations; (ii) outsource or contract certain nonessential employees to reduce labor-related administrative costs; (iii) optimize manufacturing process to lower per-unit costs; and (iv) diversify sourcing to potentially reduce costs.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong). The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$42.10 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

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

OVERVIEW

J-Long Group Limited is a holding company incorporated in July 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Alpine Eagle, which was incorporated under the laws of the BVI on August 24, 2022. Alpine Eagle is a holding company holding all the equity interest of Sun Choice, which is a Hong Kong company incorporated on November 10, 2017. Sun Choice currently does not conduct any business operations. J-Long Group Limited is also a holding company holding of all the equity interest of J-Long Limited, a company incorporated on December 13, 1985 under the laws of Hong Kong, which is our operating subsidiary conducting business operations in Hong Kong. J-Long Limited is also the parent company of J-Long Trims Vietnam Co., Ltd. (“JLVN”), a company incorporated on May 27, 2024 under the laws of Vietnam. J-Long Limited holds a 51% controlling stake in JLVN. JLVN is our operating subsidiary engaged in business operations in Vietnam.

The Company, through JLHK, is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords, with a manufacturing plant in Vietnam. With over 30 years of experience in the apparel industry and having served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. We have been an authorized distributor of 3M™ Scotchlite™ reflective materials since 2000. We are a long-standing channel partner and a converter of 3M™ Scotchlite™ reflective materials, serving a range of global brands. As a converter for 3M™ Scotchlite™ reflective materials, it involves providing adhesive solutions by offering custom shaped parts designed to the specification requirements of the customer.

TRANSFERS OF CASH TO AND FROM OUR SUBSIDIARIES

We are a holding company incorporated in the Cayman Islands with no material operations of our own, and we conduct our operations mainly through our Operating Subsidiaries in Hong Kong and Vietnam, J-Long Limited (“JLHK”) and J-Long Trims Vietnam Co. (“JLVN”) respectively. As a result of our corporate structure, our ability to pay dividends may depend upon dividends paid by JLHK or JLVN. If our JLHK, JLVN, or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

The ability of the Company to transfer cash to its subsidiaries is subject to the following: The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. The Company’s subsidiaries formed under the laws of the BVI, Stratum Star and Alpine Eagle, are permitted under the laws of the BVI to provide funding to our Hong Kong Operating Subsidiary The HK Operating Subsidiary is subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant Company’s subsidiaries incorporated under the laws of the BVI.

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

The ability of JLVN to transfer cash to JLHK is subject to the following: according to Vietnamese law, JLVN may make dividends distribution to the extent that JLVN has not accumulated losses and all financial obligations owed to the government of Vietnam have been satisfied: (i) invested capital and proceeds from liquidation of investments; (ii) income derived from business investment activities; and/or (iii) other money and assets lawfully owned by the investor. We did not adopt or maintain any cash management policies and procedures as of the date of this Annual Report.

Currently, majority of our operations are conducted in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from the Company to JLHK and Sun Choice or from JLHK and Sun Choice to the Company and the investors in the U.S.

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

	For the years ended March 31,
	2024	2025
	USD	USD
Revenues	28,378,669	39,075,090
Cost of sales	21,581,411	27,817,851
Gross profit	6,797,258	11,257,239

Operating expenses:
Selling and marketing expenses	2,068,502	3,318,418
General and administrative expenses	4,348,458	5,540,564
Total operating expenses	6,416,960	8,858,982

Income from operations	380,298	2,398,257

Other income (expenses):
Other income (expenses)	173,053	751,794
Foreign currency exchange gain	503,101	146,051
Interest expenses	(145,951)	(126,196)
Total other income (expense)	530,203	771,649

Income before tax expense	910,501	3,169,906
Income tax expense	126,841	657,566
Net income attributable to ordinary shareholders	783,660	2,512,340

Net income (loss) attributable to non-controlling interest	-	(80,908)

Net income attributable to J-LONG GROUP LIMITED	783,660	2,593,248

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	414	-
Foreign currency translation adjustments	-	(27,334)
Total other comprehensive income	414	(27,334)

Comprehensive income attributable to ordinary shareholders	784,074	2,485,006

Comprehensive income attributable to non-controlling interests	-	(84,878)

Total comprehensive income attributable to J-LONG GROUP LIMITED	784,074	2,569,884

Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024

Revenue

Our revenues increased by 38% to $39,075,090 for the fiscal year ended March 31, 2025 compared to $28,378,669 for the fiscal year ended March 31, 2024. Heat transfer products are our major offering and contributed 73% and 71% of our revenues for the fiscal years ended March 31, 2025 and 2024 followed by fabric products, which contributed 8% and 12%, respectively. For the fiscal year ended March 31, 2025, we experienced an increase in overall sales mainly driven by a rise in orders from key customers, who had previously cleared excess inventory from the prior year. Sales during the fiscal year ended March 31, 2025 from Hong Kong, China and non-Asian countries all increased compared to the fiscal year ended March 31, 2024, resulting in a $10,696,421 increase in revenue for the fiscal year ended March 31, 2025 as compared to the fiscal year ended March 31, 2024.

Cost of Sales

Our cost of products sold is primarily comprised of finished goods and direct materials. Cost of products sold also includes the cost for products inspection, labor cost, depreciation expenses of machinery and equipment and leasehold improvement, lease expense for warehouse, packing and design cost and sub-contractor fee. Cost of sales increased by 29% to $27,817,851 for the fiscal year ended March 31, 2025 from $21,581,411 for the fiscal year ended March 31, 2024 in line with our increase in revenues.

Gross Profit

Our gross profit increased to $11,257,239 for the fiscal year ended March 31, 2025 compared to $6,797,258 for the fiscal year ended March 31, 2024. Our gross profit margin increased to 29% for the fiscal year ended March 31, 2025 as compared to 24% for 2024, essentially remaining stable.

Selling and Marketing Expenses

Selling and marketing expenses are mainly comprised of marketing and promotion fees paid to consultants for overseas sales, commission expenses, wages, salaries and share-based compensation for our sales and marketing personnel and outbound transportation expenses. Our selling and marketing expenses increased by 60% to $3,318,418 as compared to $2,068,502 for the fiscal year ended March 31, 2024. We paid commissions to our overseas consultants who are mainly stationed in non-Asian countries with respect to non-Asia sales. As non-Asia sales increased, we incurred higher commissions in fiscal year 2025 compared to fiscal year 2024. Payroll expenses and transportation expenses increased in line with the sales increase. In addition, we paid share-based compensation for 5 members with total selling and marketing expenses of $654,595.

General and Administrative Expenses

General and administrative expenses are mainly comprised of staff costs and directors’ remuneration, travel and transportation expenses, depreciation expenses, CECL provision, inventory impairment provision, lease expenses, office expenses, bank charges, professional fees, audit fees and other miscellaneous expenses. Our general and administrative expenses increased by 27% to $5,540,564 from $4,348,458 for the fiscal year ended March 31, 2024 primarily due to increases in officers’ and directors’ remuneration, which together account for approximately 64% of general and administrative expenses, and professional fees which account for approximately 9% of general and administrative expenses.

Other Income/expenses and currency exchange gain/loss

We recorded other income and exchange gain of $897,845 for the fiscal year ended March 31, 2025, as compared to other income and exchange gain of $676,154 for the fiscal year ended March 31, 2024. Other income and exchange gain for the fiscal year ended March 31, 2025 was mainly comprised of interest income of $320,180, sundry income of $153,028, commission income of $153,695, rental income of $121,026 and foreign exchange gain of $146,051. Other income and exchange gain for the year ended March 31, 2024 was mainly comprised of exchange gain of $501,101 and rental income of $110,128.

Interest Expense

Our interest expense decreased by 14% to $126,196 for the fiscal year ended March 31, 2025, from $145,951 for the fiscal year ended March 31, 2024. The decrease was primarily due to the decrease in bank loan.

Income Tax Expense

Our income tax expense increased to $657,566 for the fiscal year ended March 31, 2025 from $126,841 for the fiscal year ended March 31, 2024. The increase was due to our increase in profit before income tax. Our effective tax rate was 13.9% for the year ended March 31, 2024 and 20.7% for the year ended March 31, 2025, respectively. For information on taxes imposed by the Cayman Islands, Hong Kong and Vietnam, please see Item 10. “Additional Information - Material Income Tax Considerations.”

Net Income

As a result of the foregoing, our net profit increased to $2,512,340 for the fiscal year ended March 31, 2025 from $783,660 for the fiscal year ended March 31, 2024. Our net profit margin for the fiscal year ended March 31, 2025 rise to 6.4% from 2.8% for the fiscal year ended March 31, 2024 as a result of our increased gross profit margin during our 2025 fiscal year.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Our use of cash is primarily related to operating activities and repayment of bank loans for normal business operation, we also use cash for payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and we also received $6,340,537 of net proceeds from our initial public offering.

The table below summarizes our cash flows information for the years as indicated:

	For the fiscal year ended March 31,
	2023	2024	2025
	US$	US$	US$
Cash and cash equivalents and restricted cash at the beginning of the year	7,362,748	5,959,927	5,161,818
Net cash provided by (used in) operating activities	1,958,323	(1,500,098)	7,226,013
Net cash provided by (used in) investing activities	2,061,606	17	(1,021,495)
Net cash provided by (used in) financing activities	(5,422,750)	701,972	(669,868)
Effect of exchange rate changes on cash			(27,334)
Cash and cash equivalents and restricted cash at the end of the year	5,959,927	5,161,818	10,669,134

Operating Activities

Cash flows from operating activities reflected net income for the year adjusted for non-cash items such as depreciation, gain on disposal of property, plant and equipment, provision for inventories, credit loss, deferred tax expenses, non-cash operating lease expense, share-based compensation and changes in working capital.

Net cash provided by operating activities was $7,226,013 for the year ended March 31, 2025, compared to net cash used in operating activities of $1,500,098 for the year ended March 31, 2024, representing an increase of approximately $8,726,111 in the net cash inflow from operating activities. The increase in net cash inflow in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash outflow of $719,095 for the year ended March 31, 2025 compared to a cash outflow of $271,179 for the same period of 2024, which led to an approximately $448,000 increase in net cash outflow from operating activities.
(2)	Change in notes receivable resulted in a cash inflow of $39,590 for the year ended March 31, 2025, compared to a cash inflow of $250,330 for the same period of 2024, which led to an approximately $211,000 decrease in net cash inflow from operating activities.
(3)	Change in prepayment, deposits, and other receivables resulted in a cash outflow of $326,169 for the year ended March 31, 2025 compared to a cash outflow of $518,636 for the same period of 2024, which led to an approximately $192,000 decrease in net cash outflow from operating activities.
(4)	Change in due from related parties resulted in a cash inflow of $319,994 for the year ended March 31, 2025 compared to a cash outflow of $87,081 for the same period of 2024, which led to an approximately $407,000 increase in net cash inflow from operating activities.
(5)	Change in accounts payable resulted in a cash inflow of $1,758,469 for the year ended March 31, 2025 compared to a cash outflow of $2,730,201 for the same period of 2024, which led to an approximately $4,489,000 increase in net cash inflow from operating activities.
(6)	Change in accruals and other payables resulted in a cash outflow of $81,765 for the year ended March 31, 2025 compared to a cash inflow of $224,631 for the same period of 2024, which led to an approximately $306,000 increase in net cash outflow from operating activities.
(7)	Change in contract liabilities resulted in a cash inflow of $66,635 for the year ended March 31, 2025 compared to a cash inflow of $100,343 for the same period of 2024, which led to an approximately $34,000 decrease in net cash inflow from operating activities.
(8)	Change in income taxes payable resulted in a cash inflow of $1,362,672 for the year ended March 31, 2025 compared to a cash outflow of $1,079,215 for the same period of 2024, which led to an approximately $2,442,000 increase in net cash inflow from operating activities.

(9)

Change in inventories resulted in a cash inflow of $1,196,033 for the year ended March 31, 2025 compared to a cash inflow of $1,220,369 for the same period of 2024, which led to an approximately $24,000 decrease in net cash inflow from operating activities.

(10)

Change in change in lease liabilities-operating lease resulted in a cash outflow of $335,680 for the year ended March 31, 2025 compared to a cash outflow of $366,809 for the same period of 2024, which led to an approximately $31,000 decrease in net cash outflow from operating activities.

(11)	Net income of $2,512,340 in the year ended March 31, 2025 compared to net income of $783,660 for the same period of 2024, which led to an approximately $1,729,000 increase in net cash inflow from operating activities.

Net cash used in operating activities was $1,500,098 for the year ended March 31, 2024, compared to net cash provided by operating activities of $1,958,323 for the year ended March 31, 2023, representing an increase of approximately $3,458,421 in the net cash outflow from operating activities. The increase in net cash used in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable and account receivable from related parties resulted in a cash outflow of $271,179 for the year ended March 31, 2024 compared to a cash inflow of $922,737 for the same period of 2023, which led to an approximately $1,194,000 increase in net cash outflow from operating activities.
(2)	Change in notes receivable resulted in a cash inflow of $250,330 for the year ended March 31, 2024 compared to a cash outflow of $143,023 for the same period of 2023, which led to an approximately $393,000 increase in net cash inflow in operating activities.
(3)	Change in prepayment, deposits and other receivable resulted in a cash outflow of $518,636 for the year ended March 31, 2024 compared to a cash inflow of $163,460 for the same period of 2023, which led to an approximately $682,000 increase in net cash outflow from operating activities.
(4)	Change in accounts payable and accounts payable to related party resulted in a cash outflow of $2,730,201 for the year ended March 31, 2024 compared to a cash outflow of $1,545,485 for the same period of 2023, which led to an approximately $1,185,000 increase in net cash outflow from operating activities.
(5)	Change in accruals and other current liabilities resulted in a cash inflow of $224,631 for the year ended March 31, 2024 compared to a cash outflow of $9,228 for the same period of 2023, which led to an approximately $234,000 increase in net cash inflow from operating activities.
(6)	Change in contract liabilities resulted in a cash inflow of 100,343 for the year ended March 31, 2024 compared to a cash inflow of $23,454 for the same period of 2023, which led to an approximately $77,000 increase in net cash inflow from operating activities.
(7)	Change in tax payables resulted in a cash outflow of $1,079,215 for the year ended March 31, 2024 compared to a cash outflow of $216,021 for the same period of 2023, which led to an approximately $863,000 increase in net cash outflow from operating activities.
(8)	Change in inventories resulted in a cash inflow of $1,220,369 for the year ended March 31, 2024 compared to a cash outflow of $3,277,654 for the same period of 2023, which led to an approximately $4,498,000 increase in net cash inflow from operating activities.
(9)	Net income of $783,660 in the year ended March 31, 2024 compared to net income of $6,656,151 for the same period of 2023, which led to an approximately $5,872,000 decrease in net cash inflow from operating activities.

Investing Activities

For the year ended March 31, 2025, net cash used in investing activities was $1,021,495, which was the result of payment of acquiring property, plant and equipment.

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

Financing Activities

For the year ended March 31, 2025, net cash used in financing activities was $669,868 which was due to the repayment of bank loans of $645,415, payment of dividend of $400,455, Loan from related party of $200,000, net repayment to related parties of $313,998 and Proceeds from contributions by noncontrolling interests of $490,000.

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

Capital Expenditures

We had capital expenditures of $1,021,495, $198,701 and $49,960 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. Our capital expenditures were mainly for the acquisition of machinery and equipment and leasehold improvement for JLVN in the fiscal year ended March 31, 2025 and furniture and fixtures for JLHK for the fiscal years ended March 31, 2024 and 2023.

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

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2025, the Company did not have any material litigation or lawsuits filed against it or threatened.

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

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating leases	478,262	448,534	261,481	—	1,188,277
Bank loans	685,016	706,811	—	—	1,391,827

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

Our Board of Directors currently consists of five directors, comprising two Executive Directors and three independent non-executive Directors. The following table sets forth the names, ages, and titles of our directors, executive officers, and senior management/key personnel:

Directors and Executive Officers	Age	Position
Mr. Danny Tze Ching Wong	68	Chairman of the Board
Mr. Edwin Chun Yin Wong	37	Executive Director and Chief Executive Officer
Ms. Wai Ha Tang	62	Chief Financial Officer(1)
Mr. Chan Sui Sum	34	Independent Non-Executive Director
Ms. Pun Yiu Candy Alice	39	Independent Non-Executive Director
Mr. Nathaniel Clifton Chan	44	Independent Non-Executive Director

(1)	Ms. Tang is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm.

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

Mr. Chan Sui Sum has served as our independent non-executive director since November 15, 2024. Mr. Chan Sui Sum is the chairman of the nominating and corporate governance committees and a member of audit committee and a member of compensation committee. Mr. Sum has more than 15 years of work experience in foundation drilling, which occurs by using a drill rig or auger tool to drill large and deep boreholes into the ground for insertion of structures to build foundations for either new projects or pre-existing foundations. In 2019, Mr. Sum founded his own company called Sumptuous Construction Engineering Co. Ltd. (“SCE”) specializing in foundation drilling. Currently, SCE is the appointed contractor for many renowned construction companies in Hong Kong.

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

On November 15, 2024, our Board of Directors received the resignation of Stephen Wayland Kan from his position as independent non-executive director, the chairman of the nominating and corporate governance committee and a member of the audit and compensation committees of the Company. In his resignation, Mr. Kan stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with the Company or the Board of Directors.

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

Copies of the CEO Employment Agreement and the Chairman Employment Agreement have been incorporated by reference to Exhibits 4.17 and 4.18, respectively, to the 2025 Annual Report.

Independent Director Agreements

We have also entered into agreements with all of our independent directors whereby Mr.Nathaniel Chan’s service began on December 29, 2023, Ms. Alice Pun’s service began on April 2, 2024, and Mr. Chan Sui Sum’s service began on November 15, 2024 (collectively, the “Independent Director Agreements”). The terms of appointment continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from office (the “Expiration Date”).

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

Board Diversity Matrix as of March 31, 2025

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors and Executives	2	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the Board of Directors. Effective December 29, 2023, we adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Pun, Mr. S. S. Chan and Mr. N. C. Chan, and it is chaired by Ms. Pun. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Pun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The responsibilities of the audit committee under the Amended Audit Committee Charter are:

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

Compensation Committee

Our compensation committee consists of Mr. S. S. Chan, Ms. Pun and Mr. N. C.  Chan, and it is chaired by Mr. N. C. Chan. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The compensation committee is responsible for, among other things:

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to this Annual Report that has been incorporated by reference to the Form 20-F for the fiscal year ended March 31, 2024.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. S. S. Chan, Ms. Pun and Mr. N. C. Chan, and it is chaired by Mr. S. S. Chan. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Code of Conduct and Code of Ethics

As of this Annual Report, we have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code has been incorporated by reference to Exhibit 11.1 to the 2024 Annual Report.

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

The following table summarizes all compensation received by our directors, executive officers and key employees during the fiscal years ended March 31, 2025 and 2024:

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Fiscal Year	Salary (HK$)	Bonus(1) (HK$)	Other(2) Compensation (HK$)
Mr. Danny Tze Ching Wong(3)	2023	358,800	Nil	16,560
Chairman	2024	4,827,600	5,000,000	63,800
	2025	6,500,000	4,000,000	325,000

Mr. Edwin Chun Yin Wong(4)	2023	462,000	Nil	18,000
Director and CEO	2024	3,633,000	3,000,000	18,000
	2025	5,200,000	2,000,000	18,000

Ms. Wai Ha Tang(5)	2023	360,000	Nil	Nil
CFO	2024	360,000	Nil	Nil
	2025	360,000	Nil	Nil

Mr. Chan Sui Sum(8)	2023	Nil	Nil	Nil
Independent Non-executive Director	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

Mr. Nathaniel Clifton Chan(6)	2023	Nil	Nil	Nil
Independent Non-executive Director	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

Ms. Pun Yiu Candy Alice (7)	2023	Nil	Nil	Nil
Independent Non-Executive Director	2024	Nil	Nil	Nil
	2025	Nil	Nil	Nil

(1)	On January 13, 2025, the Board of Directors authorized payment of bonuses to Mr. Danny Wong and Mr. Edwin Wong in recognition of the dedication and excellent services provided by both to further the Company’s goals of expansion and increasing revenues and gross profit.

(2)	Includes amounts paid into the MPF for Mr. Edwin Wong and Mr. Danny Wong.

(3)	Mr. Danny Tze Ching Wong was appointed as Chairman of the Board of Directors in July 2022.

(4)	Mr. Edwin Chun Yin Wong was appointed as a member of the Board of Directors and the CEO in July 2022.
(5)	Ms. Tang is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm. Amount shown was paid to the outside consulting firm that provides Ms. Tang’s services to the Company.
(6)	Mr. Nathaniel Chan were appointed as independent non-executive directors effective with the closing of the IPO effective December 29, 2023.

(7)	Ms. Pun was appointed as an independent non-executive director effective April 2, 2024.

(8)	Mr. Chan Sui Sum was appointed as an independent non-executive director effective November 15, 2024.

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 that is incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2025.

Equity Compensation Plan Information

On June 17, 2024, our Board of Directors authorized and adopted a 2024 equity incentive plan (the “2024 Equity Incentive Plan”), providing a means by which the Company may attract and retain key personnel, and directors, officers, managers, employees, consultants and advisors of the Company could acquire and maintain an equity interest in the Company or be paid incentive compensation, strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company’s shareholders. The 2024 Equity Incentive Plan provides for the reservation of 628,000(post-reverse stock split) Ordinary Shares for allotment and issuance as fully paid and non-assessable pursuant to any incentive stock option, non-qualified stock option, stock appreciation right, restricted stock unit, stock bonus award or performance compensation award that may be granted under the 2024 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025, according to the 2024 Equity Incentive Plan, the company granted share-based payments to four consultants and one employee on 26 November 2024. These five members have been granted 155,430, 155,430, 155,430, 77,715, and 77,715 shares of the entity's stock at a price of $3.05 per share, respectively, for a total transfer of 621,720 shares (after reverse stock split).

Employees

As of March 31, 2025, JLHK and JLVN employed a total number of 66 and 101 full-time employees respectively. JLHK had a total of 62 full-time employees as of March 31, 2024. Employees were stationed in Hong Kong and Vietnam. The following table sets out a breakdown of our employees by function:

	As of March 31, 2025	As of March 31, 2024
Management	5	3
Administration and human resources	7	2
Accounting and finance	8	5
Sales and marketing	33	26
Production	65	-
Customer service	14	16
Warehouse/inventory management	10	6
Quality control	21	2
Product design and development	4	2
Total	167	62

We believe JLHK and JLVN maintain a good working relationship with employees, and have not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the fiscal years ended March 31, 2025 and 2024.

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

Labor unions, labor and safety incidents

Our Operating Subsidiary has not set up a labor union for employees. Our Operating Subsidiary strives to maintain good relationships with its employees and provides them with a safe working environment. During the fiscal years ended March 31, 2025 and 2024 and through the date of this Annual Report, our Operating Subsidiary did not experience any form of industrial action of its employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiary.

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

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiary in Hong Kong for the fiscal years ended March 31, 2025 and 2024 amounted to approximately HK$662,482 and HK$771,429, respectively. JLHK has no other obligation to make payments in respect of retirement benefits of the employees.

Vietnam Social Security

Vietnam's social security policy is managed primarily by the Vietnam Social Security (VSS), encompassing social insurance, health insurance, and unemployment insurance. The system relies on both contributory (employee and employer contributions) and non-contributory (social assistance for vulnerable groups) components. The social insurance program is a pay-as-you-go system, meaning current worker contributions fund retiree benefits.

VSS system is built on four pillars: social insurance (covering pensions for those aged 60+/55+ with ≥15 contribution years, sickness/maternity, and work injuries), universal health insurance (80%–100% medical coverage), unemployment support (60% salary for 3–12 months plus retraining), and social welfare (child allowances, free preschool for 5-year-olds, and poverty aid). Funded by mandatory contributions (32% total salary, split 21.5% employer / 10.5% employee), the system faces challenges like limited coverage (only ~29% of workers insured) and strains from an aging population. Recent reforms aim to expand protection to 45% of the workforce by 2025 through digital services and inclusion of informal workers.

The contributions to the VSS are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the VSS of our Operating Subsidiary in Vietnam for the fiscal years ended March 31, 2025 amounted to approximately VND 550,590,760 (approximately US$21,792). JLVN has no other obligation to make payments in respect of retirement benefits of the employees

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

As of the date of this Annual Report, we have 3,761,701 Ordinary Shares issued and outstanding. None of our outstanding Ordinary Shares are held of record by holders in the United States.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(4)
Named Executive Officers and Directors:
Mr. Danny Tze Ching Wong(1)(2)	1,809,000	48.09%
Mr. Edwin Chun Yin Wong(1)(2)	300,000	7.98%
Ms. Wai Ha Tang(1)	-	0.00%
Mr. To Wai Suen(1)(3)	-	0.00%
Mr. Stephen Wayland Kan(1)	-	0.00%
Mr. Nathaniel Clifton Chan(1)	-	0.00%
Ms. Pun Yiu Candy Alice(1)	-	0.00%
All executive officers and directors as a group (6 persons)

5% or Greater Shareholders
Mr. Danny Tze Ching Wong(1)(2)	1,809,000	48.09%
Mr. Edwin Chun Yin Wong(2)	300,000	7.98%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong.

(2)	Mr. Danny Tze Ching Wong, our chairman of the Board and director, is the father of Mr. Edwin Chun Yin Wong, our chief executive officer and director. Messrs. Edwin Chun Yin Wong and Danny Tze Ching Wong do not share the same household nor do they share beneficial ownership over the Ordinary Shares the other owns.

(3)	Mr. To Wai Suen resigned his position as an independent non-executive director of the Company effective April 2, 2024.

(4)	Based on 3,761,701 Ordinary Shares issued and outstanding as of the date of this Annual Report.

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

Related Party Transactions

We have adopted an audit committee charter, which was amended on July 26, 2024, that requires the audit committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee. During the fiscal years ended March 31, 2023, 2024 and 2025, we, including the Operating Subsidiary, entered into the following transactions with our related parties:

List of Related Parties

Name	Relationship
Mr. Danny Tze Ching Wong (“Mr. Danny Wong”)	Director, Chairman of the Board of Director and Controlling Shareholder
Mr. Edwin Chun Yin Wong (“Mr. Edwin Wong”)	Director and Chief Executive Officer, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun (“Ms. Lui”)	Spouse of Mr. Danny Wong
Charm Vision Holdings Limited (“Charm Vision”)	A company owned as to 99.9% by Mr. Danny Wong and 0.1% by the spouse of Mr. Danny Wong
J-Long Group Limited (“JLGL”)	A company owned as to 10% by Mr. Danny Wong and 90% by Mr. Edwin Wong
Mega Image Production Limited (“Mega Image”)	A company owned as to 90.91% by Charm Vision and 9.09% by Mr. Danny Wong
Guangdong Rongmian Accessories Technology Co., Ltd. (“Guangdong Rongmian”)	A company owned as to 40% by Mr. Edwin Wong
Jiaxing Newsole Reflective Material Co., Ltd. (“Jiaxing Newsole”)	A company owned as to 90% by New Sole (Shanghai) Technology Ltd., which is owned as to 33% by Mr. Danny Wong
New Sole (Shanghai) Technology Ltd. (“New Sole”)	A company owned as to 33% by Mr. Danny Wong
Xsafe Limited (“Xsafe”)	A company wholly owned by Mr. Danny Wong
Everlink Enterprises Limited (“Everlink”)	A company wholly owned by Mr. Danny Wong
J-Long Vietnam Company Limited	A company wholly owned by Mr. Danny Wong
J-Long Trims Pte. Ltd.

The Company is controlled by controlling shareholder of Guangdong Rongmian Accessories Technology Co., Ltd, and Wong Tze Ching is the director of the Company, and hold 49.00% stake in J-Long Trims Vietnam Co., Ltd

Transactions with Related Parties

Related party transactions during the years ended March 31, 2024 and 2025

	Nature	2024	2025
		US$	US$
Guangdong Rongmian	Sales of garment trims(1)	156,816	-
Guangdong Rongmian	Purchase of garment trims(1)	5,853,973	7,773,382
Guangdong Rongmian	Commission income(1)	—	111,326
New Sole	Purchase of garment trims(2)	308,093	2,198,891
Jiaxing Newsole	Purchase of garment trims(3)	1,250,837	990,417
J-Long Vietnam Company Limited	Purchase of garment trims(4)	—	66,110
J-Long Vietnam Company Limited	Administrative service(4)	—	128,539

(1)	During the normal course of business, Guangdong Rongmian engaged JLHK as a supplier, a customer and a sales agent for the sale and purchase of garment trims.
(2)	During the normal course of business, JLHK engaged New Sole as a supplier for the purchase of garment trims.
(3)	During the normal course of business, JLHK engaged Jiaxing Newsole as a supplier for the purchase of garment trims.
(4)	During the normal course of business, JLHK engaged J-Long Vietnam Company Limited as a supplier for the purchase of garment trims and administrative service.

Leases

JLHK leased real property from related parties during the years ended March 31, 2024 and 2025 as follows:

Name	Premise	Rental payment for the year ended March 31, 2024	Rental payment for the year ended March 31, 2025
		US$	US$
Charm Vision(1)	Office and warehouse	216,831	157,202
Charm Vision(2)	Carpark	12,308	8,923
Everlink(3)(4)(5)	Office and warehouse	143,192	103,815

(1)	During April 2022, the Company entered into four lease agreements with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD 216,831 and USD 216,831 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD 1,564, USD 2,812, USD 5,460 and USD 2,812 respectively. As of March 31, 2024 and 2025, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD nil and USD 159,090 respectively, and the corresponding operating lease right-of-use assets of USD nil and USD 155,058 respectively, for J-Long’s office and warehouse lease.
(2)	During January 2023, the Company entered into a lease agreement with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for the carpark. The lease term is two years. We paid aggregate rent related to carpark was USD 3,077 and USD 12,308 for the year ended March 31, 2023 and 2024, respectively. The leases agreement has been renewed during May 2024, the lease term is two years, and the monthly rent is USD 718. As of March 31, 2024 and 2025, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 9,062 and USD 9,031 respectively, and the corresponding operating lease right-of-use assets of USD 8,815 and USD 8,801 respectively, for carpark lease.
(3)	On October 11, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,250,000 (approximately US$288,462). On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022 to October 12, 2024 at an annual rent of HK$187,020 (approximately US$23,977). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$130,920 (approximately US$16,785).

(4)	On October 20, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,430,000 (approximately US$311,538). On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022 to October 19, 2024 at an annual rent of HK$199,800 (approximately US$25,615). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$139,860 (approximately US$17,930).
(5)	On October 27, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit D on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$9,800,000 (approximately US$1,256,410). On October 27, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 27, 2022 to October 26, 2024 at an annual rent of HK$730,080 (approximately US$93,600). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$511,056 (approximately US$65,520).

Bank Facilities

Bank borrowings as of March 31, 2023, 2024 and 2025 are as follows:

					Balance as of March 31,
Lender	Type	Maturity date	Currency	Interest rate	2023	2024	2025
					US$	US$	US$
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	571,055	441,402	302,685
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	921,158	712,018	488,257
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	254,415	196,653	134,852
Hang Seng Bank Limited(1)	Mortgage	December 2026	HKD	HIBOR+1.4%	375,410	283,200	185,250
Hang Seng Bank Limited(1)	Mortgage	April 2027	HKD	HIBOR+1.6%	518,994	403,969	280,783
Total					2,641,032	2,037,242	1,391,827

(1)	JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited joint or personal guarantee by Mr. Danny Wong and the spouse of Mr. Danny Wong; and

(b)	Legal charge over properties beneficially owned by JLHK, Mr. Danny Wong and the spouse of Mr. Danny Wong.

Due From (To) Related Parties

Due from (to) related parties consist of the following:

			As of March 31,
Name	Nature	Classification	2024	2025
			US$	US$
Mr. Danny Wong	Advance to director	Amount due to related party(1)	347,761	—
JLGL	Advance from/(to) a related party	Amounts due from/(to) related party	(216,950)	1,639
Everlink	Advance to a related party	Amount due from related party(2)	488,260	—	(3)
New Sole	Advance to a related party	Amount due from related party(4)	87,081	—
J-Long Vietnam Company Limited	Advance to a related party	Amount due from related party	—	2,995

(1)	During the years ended March 31, 2025 and 2024, the largest amount outstanding due from Mr. Danny Wong were US$ 1,157,561, US$7,859,052, respectively.

(2)	During the years ended March 31, 2025 and 2024, the largest amount outstanding due from Everlink was US$488,260 and US$92,289.
(3)	Represents January 19, 2024 short-term loan in the principal amount of HK$3,800,000 made in connection with renegotiated leases with reduced rents on three properties rented by JLHK from Everlink. The amount was fully collected in the fiscal year of 2025
(4)

During the year ended March 31, 2025, the amount outstanding due from New Sole was US$ nil. The advances are made in the ordinary course of business and arise from the collection of certain amounts by New Sole on behalf of the Company.

The above amounts were unsecured, interest free, had no specific repayment terms and were of non-trade nature.

Accounts Receivable/Payable

Accounts receivable/payable consist of the following:

			As of March 31,
Name	Nature	Classification	2024	2025
			US$	US$
Guangdong Rongmian	Sales of garment trims	Accounts receivable	33,924	—
Guangdong Rongmian	Purchase of garment trims	Accounts payable	807,681	1,749,986
Jiaxing Newsole	Purchase of garment trims	Accounts payable	235,981	123,346
New Sole	Purchase of garment trims	Accounts payable	105,767	429,630

Prepaid expenses and other current assets, net

			As of March 31,
Name	Nature	Classification	2024	2025
			US$	US$
Guangdong Rongmian	Commission receivable	Prepayment, deposit and other receivable	—	46,854

Loans from related parties

Related parties consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Name
J-Long Trims Pte. Ltd.	—	200,000

The loan term is 12 months commencing from March 2025. The term may be extended through written agreement between both parties. Interest is charged at an annual rate of 4% and will be paid on the repayment date.

Other Transactions

The Company rents a residential property owned by it to Mr. Danny Wong for which Mr. Wong paid the Company approximately US$64,103 in rent for the year ended March 31, 2025.

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

Name	Position	Nationality	Residence
Mr. Danny Tze Ching Wong	Chairman of the Board	Chinese and Canadian	Hong Kong
Mr. Edwin Chun Yin Wong	Director and Chief Executive Officer	Chinese and Canadian	Hong Kong
Ms. Wai Ha Tang	Chief Financial Officer	Chinese	Hong Kong
Mr. Chan Sui Sum	Independent Director	Chinese	Hong Kong
Ms. Pun Yiu Candy Alice	Independent Director	Chinese	Hong Kong
Mr. Nathaniel Clifton Chan	Independent Director	Chinese and Australian	Hong Kong

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

As of the date of this Annual Report, our authorized share capital is US$51,000 divided into 136,000,000 Ordinary Shares with a par value of US$0.000375 each.

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

Vietnam Taxation

Vietnam currently levies taxes on individuals or corporations based upon income generated from investment in securities. U.S. Holders may be subject to Vietnamese personal income tax or corporate if satisfying relevant conditions under the laws of Vietnam.

As for personal income tax, personal income taxpayers include, among others, resident individuals with taxable income arising outside the territory of Vietnam. Residents are those individuals satisfying one of the following criteria: (i) being present in Vietnam for a period of 183 days or more within one calendar year or within 12 consecutive months from the date of entry into Vietnam; or (ii) having a regular resident location in Vietnam being a residential location for which permanent residence has been registered or a property rented pursuant to a lease for a term for residential purpose.

As for corporate income tax, (i) an enterprise established pursuant to the laws of Vietnam must pay tax on taxable income arising outside Vietnam, and (ii) a foreign enterprise with a resident establishment in Vietnam must pay tax on taxable income arising outside Vietnam and relating to the operation of such resident establishment. Resident establishment of a foreign enterprise means a production and/or business establishment via which a foreign enterprise conducts part or all of its production and/or business activities in Vietnam such as branches, operational offices and other forms as provided under the laws of Vietnam. The standard corporate income rate for all enterprises in Vietnam, both local and foreign is 20%.

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

Bank deposits are only placed with creditworthy financial institutions. Management does not expect any financial institutions will fail to meet their obligations resulting in material credit losses to us. Credit risks associated with account receivables, deposits and prepayment are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers' financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and   reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses.

In respect of our investment in marketable debt securities, which are exposed to the securities issuers’ risk of default in paying coupons on time or at all, we regularly monitor the financial conditions of the debt securities issuers and any change in their credit ratings to make further investment decisions.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customer operates and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2024 and 2025, 32% and 24%, respectively, of our total accounts receivable were due from our five largest customers.

Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our exposure to currency risk arises primarily from cash and cash equivalents, restricted cash, investment in marketable debt securities, accounts receivable and accounts payable, which are primarily denominated in Hong Kong dollars, US dollars, Renminbi and VND. Our reporting currency is US dollars.

As the Hong Kong dollar is pegged to the US dollar and although Renminbi gradually depreciated against the US dollar over the three years ended March 31, 2025, and the exchange rate of the VND against the US dollar has also experienced fluctuations over the year ended March 31, 2025, management believes that we are not exposed to significant currency risk.

The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 basis points (“bps”) in year-end exchange-rates, applied to the Company’s net balances of trade receivables and trade payables in foreign currencies.

	At March 31, 2023			At March 31, 2024			At March 31, 2025
Foreign Currency	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)
RMB	7,753,877	387,694	(387,694)	910,501	45,525	(45,525)	3,335,022	166,751	(166,751)
VND	-	-	-	-	-	-	(165,116)	(8,256)	8,256

We currently do not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Price Risk

We held investment in marketable debt securities which are exposed to market price fluctuation risk. To manage this risk, our management continuously monitors the financial condition of the security issuers and market price fluctuations. Appropriate actions including selling the position will be taken should the need arise. For the years ended March 31, 2023, 2024 and 2025, losses resulting from the impairment of investment in marketable debt securities to reflect the decline in value considered to be other-than-temporary were US$60,754, US$42,291 and 55, respectively.

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

For the year ended March 31, 2023			For the year ended March 31, 2024			For the year ended March 31, 2025
Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)	Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)	Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)
5,352,564	(3,390)	3,390	4,224,359	(3,649)	3,649	4,224,359	(2,542)	2,542

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of March 31, 2025, the Company determined that our internal control over financial reporting was not effective. The material weaknesses identified were as follows:

●	the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of US GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements;

●	limited controls over information processing due to the small size of the Company and the lack of a sufficient number of experienced accounting and finance personnel;

●	inadequate segregation of duties consistent with control objectives; and

●	lack of formal policies and procedures necessary to adequately review significant accounting transactions and the accounting treatment of those transactions.

To address these weaknesses, the Company has engaged external consultants with expertise in US accounting and SEC filing to support our financial reporting processes. Additionally, we are actively implementing improvements, including:

●	enhancing the team with external expertise to address complex accounting issues and ensure compliance with US GAAP and SEC regulations;

●	strengthening information processing controls with additional support from experienced professionals;

●	improving segregation of duties through ongoing adjustments to management responsibilities; and

●	developing formal policies and procedures to support the review of significant accounting transactions.

These efforts are in progress, and management is committed to continuing this work to enhance the effectiveness of our internal control over financial reporting.

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

Changes in Internal Control over Financial Reporting

 During the fiscal year ended March 31, 2025, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, to address prior material weaknesses, the Company has engaged external accounting consultants with expertise in U.S. GAAP and SEC requirements to support our finance and accounting team. This effort is ongoing, with planned improvements continuing through the fiscal year ending March 31, 2025, to enhance the effectiveness of our internal controls.

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

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is incorporated by reference to Exhibit 11.1 to the Annual Report for the fiscal year ended March 31, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended March 31, 2024 and 2025:

	Financial Year Ended March 31, 2024	Financial Year Ended March 31, 2025
Audit Fees	$175,000		$185,000
Audit Related Fees	$5,000		$5,000
All Other Fees	$40,000	$	Nil
Total	$220,000		$190,000

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2025.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

J-Long Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of J-Long Group Limited and its subsidiaries (the Company) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Denver, Colorado

July 28, 2025

J-LONG GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND 2024

	For the year ended March 31,
	2024	2025
	USD	USD
Assets
Current assets:
Cash and cash equivalents	4,161,818	10,669,134
Restricted cash	1,000,000	—
Accounts receivable, net	2,349,374	3,102,393
Accounts receivable, net – related parties	33,924	—
Investment in marketable debt securities	2,275	2,220
Inventories	4,449,132	3,066,276
Notes receivable	143,112	103,522
Prepaid expenses and other current assets, net	627,090	2,027,376
Tax recoverable	938,979	—
Due from related parties	575,341	4,634
Total current assets	14,281,045	18,975,555
Property, plant and equipment, net	2,424,572	3,224,673
Right-of-use assets – Operating lease	85,221	983,097
Deposit	11,252	178,786
Deferred tax assets	91,971	92,026
Total non-current assets	2,613,016	4,478,582
TOTAL ASSETS	16,894,061	23,454,137

Liabilities
Current liabilities:
Bank loans – current	655,492	685,016
Operating lease liabilities – current	-	153,579
Operating lease liabilities – current – related parties	88,139	251,567
Accounts payable	1,359,470	1,964,406
Accounts payable – related parties	1,149,429	2,302,962
Accruals and other current liabilities	760,992	679,227
Dividend payables	400,455	—
Contract liabilities	360,475	427,110
Loans from related parties	—	200,000
Due to related parties	564,711	—
Income taxes payable	—	423,693
Total current liabilities	5,339,163	7,087,560

Non-current liabilities
Bank loans – non-current	1,381,750	706,811
Operating lease liabilities – non-current	—	593,749
Operating lease liabilities – non-current – related parties	—	21,617
Total non-current liabilities	1,381,750	1,322,177
TOTAL LIABILITIES	6,720,913	8,409,737

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares US$0.000375 par value each; 136,000,000 shares authorized; 3,140,000 and 3,761,701 shares issued and outstanding, respectively (1)	1,178	1,410
Additional Paid-in Capital	4,297,632	6,193,646
Accumulated other comprehensive income/(loss)	—	(23,364)
Non-controlling interests	—	405,122
Retained earnings	5,874,338	8,467,586
Total shareholders’ equity	10,173,148	15,044,400
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,894,061	23,454,137

(1)	Retroactively adjusted for the effects of the Reverse Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
Revenues	38,292,397	28,378,669	39,075,090
Cost of sales	28,253,752	21,581,411	27,817,851
Gross profit	10,038,645	6,797,258	11,257,239

Operating expenses:
Selling and marketing expenses	2,170,570	2,068,502	3,318,418
General and administrative expenses	1,635,222	4,348,458	5,540,564
Total operating expenses	3,805,792	6,416,960	8,858,982

Income from operations	6,232,853	380,298	2,398,257

Other income (expenses):
Other income (expenses)	1,212,809	173,053	751,794
Foreign currency exchange gain	443,831	503,101	146,051
Interest expenses	(135,616)	(145,951)	(126,196)
Total other income (expense)	1,521,024	530,203	771,649

Income before tax expense	7,753,877	910,501	3,169,906
Income tax expense	1,097,726	126,841	657,566
Net income attributable to ordinary shareholders	6,656,151	783,660	2,512,340

Net income (loss) attributable to non-controlling interest	-	-	(80,908)

Net income attributable to J-LONG GROUP LIMITED	6,656,151	783,660	2,593,248

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	51,531	414	-
Foreign currency translation adjustments	-	-	(27,334)
Total other comprehensive income	51,531	414	(27,334)

Comprehensive income attributable to ordinary shareholders	6,707,682	784,074	2,485,006

Comprehensive income attributable to non-controlling interests	-	-	(84,878)

Total comprehensive income attributable to J-LONG GROUP LIMITED	6,707,682	784,074	2,569,884

Net income per share attributable to ordinary shareholders
Basic and diluted (1)	2.24	0.26	0.80
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted (1)	3,000,000	3,024,932	3,255,822

(1)	Retroactively adjusted for the effects of the Reverse Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023

	Ordinary shares				Accumulated
	Number of shares (1)	Amount	Additional Paid-in Capital	Retained earnings	other comprehensive income/(loss)	Non- controlling Interest	Total stockholders’ equity
		USD	USD	USD	USD	USD	USD
Balance as of March 31, 2022	3,000,000	1,125	256,410	6,857,604	(51,945)	—	7,063,194
Dividend paid	—	—	—	(2,423,077)	—	—	(2,423,077)
Change in fair value of investment in marketable debt securities, net of tax	—	—	—	—	51,531	—	51,531
Net income	—	—	—	6,656,151	—	—	6,656,151
Balance as of March 31, 2023	3,000,000	1,125	256,410	11,090,678	(414)	—	11,347,799
Dividend declared	—	—	—	(6,000,000)	—	—	(6,000,000)
Early redemption of investment in marketable debt securities, net of tax	—	—	—	—	414	—	414
Issuance of ordinary share upon the completion of IPO, net of issuance cost	140,000	53	4,041,222	—	—	—	4,041,275
Net income	—	—	—	783,660	—	—	783,660
Balance as of March 31, 2024	3,140,000	1,178	4,297,632	5,874,338	—	—	10,173,148
Contribution by Non-controlling interest	—	—	—	—	—	490,000	490,000
Shared-based awards	621,701	232	1,896,014	—	—	—	1,896,246
Foreign currency translation adjustments	—	—	—	—	(23,364)	(3,970)	(27,334)
Net income	—	—	—	2,593,248	—	(80,908)	2,512,340
Balance as of March 31, 2025	3,761,701	1,410	6,193,646	8,467,586	(23,364)	405,122	15,044,400

(1)	Retroactively adjusted for the effects of the Reverse Stock Split (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
Operating activities
Net income	6,656,151	783,660	2,512,340
Non-cash item adjustments:
Depreciation	169,283	147,767	221,394
Non-cash operating lease expenses	291,102	362,255	370,177
Gain on disposal of property, plant and equipment	(987,532)	—	—
Provision for inventories	—	116,115	186,823
Loss from early redemption of marketable debt securities	10,626	496	—
Unrealized loss on Securities Investment	—	—	55
Credit loss	86,741	33,509	—
Deferred income tax expense (recovery)	(14,087)	(12,428)	(55)
Share-based awards			654,595
Change in operating assets and liabilities:
Change in accounts receivable	758,584	(254,817)	(753,019)
Change in accounts receivable – related parties	164,153	(16,362)	33,924
Change in notes receivable	(143,023)	250,330	39,590
Change in prepayment, deposits and other receivable	163,460	(518,636)	(326,169)
Change in due from related parties	101,564	(87,081)	319,994
Change in accounts payable	(628,359)	(1,497,558)	604,936
Change in accounts payable – related parties	(917,126)	(1,232,643)	1,153,533
Change in accruals, and other current liabilities	(9,228)	224,631	(81,765)
Change in contract liabilities	23,454	100,343	66,635
Change in due to related parties	10,047	325,976	—
Change in income tax payable	(216,021)	(1,079,215)	1,362,672
Change in inventories	(3,277,654)	1,220,369	1,196,033
Change in lease liabilities – operating lease	(283,812)	(366,809)	(335,680)
Cash provided by/(used in) operating activities	1,958,323	(1,500,098)	7,226,013

Investing activities
Payment for acquiring property, plant and equipment	(49,960)	(198,701)	(1,021,495)
Proceeds from disposal of property, plant and equipment	1,923,076	—	—
Proceeds from redemption of marketable debt securities	188,490	198,718	—
Cash provided by/(used in) investing activities	2,061,606	17	(1,021,495)

Financing activities
Repayment of bank loans	(1,661,125)	(603,790)	(645,415)
Payment for offering costs	(989,793)	(1,055,100)	—
Loan from related parties	—	—	200,000
Advance from related parties	24,802,951	20,619,251	3,238,437
Repayment to related parties	(27,574,783)	(22,922,176)	(3,552,435)
Payment of dividend	—	(1,676,750)	(400,455)
Proceeds from contributions by noncontrolling interests	—	—	490,000
Proceeds from issuance of common stock, net of issuance costs	—	6,340,537	—
Cash (used in)/provided by financing activities	(5,422,750)	701,972	(669,868)

Effect of exchange rate changes on cash	—	—	(27,334)
Net change in cash and cash equivalents and restricted cash	(1,402,821)	(798,109)	5,507,316
Cash and cash equivalents and restricted cash as of beginning of the year	7,362,748	5,959,927	5,161,818
Cash and cash equivalents and restricted cash as of the end of the year	5,959,927	5,161,818	10,669,134

Supplementary Cash Flows Information
Cash paid for interest	115,010	145,951	101,678
Cash received from interest	8,003	40,734	320,180
Cash paid(refund) for income tax	1,327,833	1,218,484	(704,997)

Supplementary Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operation lease liabilities	710,437	—	1,338,939
Dividends declared and offset against amounts due from related parties	2,423,077	3,922,795	—
Amounts due from related parties offset against accounts payable between Danny Wong and a supplier	—	—	300,009

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

J-Long Group Limited (the “Company”) was incorporated in the Cayman Islands on July 25, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of apparel trims solution services in Hong Kong through its indirectly held wholly owned subsidiary that is incorporated and domiciled in Hong Kong, namely J-Long Limited (“JLHK”), and in Vietnam through its indirectly held 51% owned subsidiary that is incorporated and domiciled in Vietnam, namely J-Long Trims Vietnam Co., LTD (“JLVN”).

Details of the Company and its subsidiaries are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2024	2025
J-Long Group Limited (the “Company”)	July 25, 2022	Parent	Parent	Cayman Islands	Investment holdings
Stratum Star Limited (“Stratum Star”)	August 24, 2022	100%	100%	The British Virgin Islands	Investment holdings
Alpine Eagle Limited (“Alpine Eagle”)	August 24, 2022	100%	100%	The British Virgin Islands	Investment holdings
J-Long Limited (“JLHK”)	December 13, 1985	100%	100%	Hong Kong	Provision of apparel solution services
Sun Choice Enterprises Limited (“Sun Choice”)	November 10, 2017	100%	100%	Hong Kong	Inactive
J-Long Trims Vietnam Co., LTD(“JLVN”)	May 27, 2024	-	51%	Vietnam	Provision of apparel solution services

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

In May 2024, JLVN was incorporated in Vietnam with limited liability. The principal activity of JLVN is provision of clothing and luggage accessories. The shareholders of JLVN are JLHK and J-Long Trims Pte. Ltd, holding 51% and 49% shares respectively.

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (cont.)

Reverse Stock Split

On November 15, 2024, our shareholders approved a share consolidation (reverse stock split) of the Company at a ratio ranging from 1-for-1.5 to 1-for-10 ordinary shares, as a result of which the Company’s authorized share capital was changed to US$51,000 divided into136,000,000 Ordinary Shares with a par value of US$0.000375 each. Immediately after such reverse stock split, the issued share capital of the Company became US$1,178 divided into 3,140,000 Ordinary Shares with a par value of US$0.000375 each, all of which were fully paid. The reverse stock split took effect on the Company’s Ordinary Shares as at open of trading on December 10, 2024.

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

On September 20, 2023, the controlling shareholder, namely Mr. Danny Tze Ching Wong entered into individual share sales and purchase agreements with the pre-IPO shareholders, Capital Summit Enterprises Limited, Cherish Gloss Group Limited, Jipsy Trade Limited, Summer Explorer Investments Limited, Wise Total Solutions Group Limited, and Max Premier Enterprises Limited. According to these agreements, Mr. Danny Tze Ching Wong agreed to sell and each of the pre-IPO shareholder agreed to purchase 1,485,000 shares (pre reverse shares split) of the Company. After completion of this transaction, Mr. Danny Tze Ching Wong, and Mr. Edwin Chun Yin, they each own 60.3% and 10% of the shares of the Company, respectively.

On November 8, 2023, the Company effected a share split whereby each 3 issued and outstanding ordinary share were divided into 8 ordinary share. All share and per share information in these financial statements has been retroactively adjusted to reflect the Share Split.

The Company and its subsidiaries resulting from Reorganization has always been under the common control of Mr. Danny Tze Ching Wong before and after the Reorganization and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2025, 2024 and 2023, the results of these subsidiaries are included in the financial statements for all periods.

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

On January 26, 2024, the Company completed an initial public offering (the “IPO”) of 1,400,000 (pre-Reverse Stock Split) of its ordinary shares, par value $0.0000375 per share (the “Shares”), at a public offering price of $5.00 per share for total gross proceeds of USD 7,000,000 before deducting underwriting discounts and commissions.

Reverse Stock Split

As of December 5, 2024, every 10 shares of the Company’s issued and outstanding Ordinary Shares were combined into one issued and outstanding Ordinary Share. The total number of authorized Ordinary Shares were reduced from 31,400,000 to 3,140,000, and the par value changed to $0.000375 per share.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong and Vietnam where Hong Kong dollar and Vietnamese dong are the functional currency.

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

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2025, 2024 and 2023.

For translation of Vietnamese Dong (“VND”) into USD, the exchange rate used as of March 31, 2025, was 25,575 VND per USD. was applied to translate the balance sheet of J-Long Trims Vietnam Co., Ltd. as of that date. The exchange rate of 25,266 VND per USD, representing the average rate for the period, was applied to translate the income statement and cash-flow items of J-Long Trims Vietnam Co., Ltd. for the year ended March 31, 2025.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations and risks

Concentration

Significant customers and suppliers are those that account for greater than 10% if the Company’s revenue and purchase, respectively.

During the years ended March 31, 2025, 2024 and 2023, there was one, nil and nil customer generated revenue which accounted for over 10% of the total revenue generated for that year, respectively.

	As of March 31,
	2023	2024	2025
Customer D	9.7%	4.5%	10.4%

As of March 31, 2025 and 2024, there were one and one customer which accounted for over 10% of the total consolidated accounts receivable, respectively. The details are as follows:

	As of March 31,
	2024	2025
Customer C	24%	11%
Customer D	0%	4%

For the years ended March 31, 2025, 2024 and 2023, there were two, three and four suppliers which accounted for over 10% of the total purchases, respectively. The details are as follows:

	As of March 31,
	2023	2024	2025
Supplier A	11%	8%	4%
Supplier B	22%	20%	14%
Supplier C#	24%	29%	29%
Supplier D#	10%	2%	8%
Supplier E	5%	11%	6%

#	Those suppliers are related to the Company

As of March 31, 2025 and 2024, there were two and three suppliers which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31,
	2024	2025
Supplier A	7%	5%
Supplier B	13%	7%
Supplier C#	32%	41%
Supplier D#	9%	10%
Supplier E	17%	1%

#	Those suppliers are related to the Company

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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

The Company’s financial instrument include cash and cash equivalents, restricted cash, accounts receivable, investment in marketable debt securities, other current assets, notes receivable, accounts payable, accruals and other current liabilities, dividends payable, bank loans, loans from related parties, lease liabilities and due from and to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Investment in marketable debt securities measured at fair value are classified in accordance with a valuation hierarchy that reflects the significance of the inputs used in determining their fair value, as per ASC 820 Fair Value Measurement as below:

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	USD	USD	USD	USD
March 31, 2024
Investment in marketable debt securities	2,275	2,275	—	—
Total investment in marketable debt securities	2,275	2,275	—	—

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	USD	USD	USD	USD
March 31, 2025
Investment in marketable debt securities	2,220	2,220	—	—
Total investment in marketable debt securities	2,220	2,220	—	—

There were no transfers of marketable debt securities between Level 1, Level 2, and Level 3 during the years ended March 31, 2024 and 2025.

Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains bank accounts in Hong Kong and Vietnam. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$500,000 per depositor per Scheme member, including both principal and interest.

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

Notes receivable

Notes receivable represents bank or commercial drafts that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. These notes with two to three months maturity dates were issued by Shanghai Commercial Bank Limited to repay customer’s balance to the Company which bears no interest and no discounted or transferred before maturity during the year ended March 31, 2024 and 2025. All notes receivable has been received subsequently.

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
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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

Property, plant and equipment is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives at the annual rate as follows:

Estimated depreciation rate
Building	2-20%
Plant and machinery	13-20%
Furniture and fixtures	13-20%
Motor vehicles	13-20%
Leasehold improvement	Lesser of the lease term or estimated useful lives of the assets

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
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long lived assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company did not record any impairment charges for the years ended March 31, 2023, 2024 and 2025. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Contract liabilities

Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are shipped or delivered according to contract term. Contract liabilities were USD 360,475 and USD 427,110 as of March 31, 2024 and 2025, respectively. For the years ended March 31, 2024 and 2025, the beginning balance of contract liabilities of USD226,761 and USD328,747 were recognized as revenue .

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

Revenue recognition

The Company complies with ASC Topic 606, “Revenue from Contracts with Customers” (“ASC Topic 606”) for revenue recognition. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company offers reflective and non-reflective garment trims to its customers, including heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls, and drawcords. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. Contract shipping terms include ExWorks (“EXW”), FOB (Free on Board), CNF/CFR (cost & freight), CIF (cost, insurance and freight) and DAP (delivered at place) price term. Under EXW (meaning the seller fulfills its obligation to deliver when it makes goods available at its premises for the buyer to collect), the performance obligation is satisfied, and control is transferred at the point when the customer is notified that their order is available for pickup. Under “FOB”, the control is transferred to the customer at the time the goods are loaded at the port of export. Under CNF/CFR, the control are transferred to the buyer when the goods are handed over to the port of destination for the customer. Under CIF, the control are transferred to the buyer at the time the goods reach the destination port. Under DAP, the control are transferred to the buyer when the goods arrive at the specified destination.

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

The Company generally requests customer to check the goods within 7 days upon receipt and do not accept shortage or claim beyond that period. Further, the Company’s liability is limited to either a credit equal to the purchase price or replacement of the defective part. For the years ended March 31, 2025, 2024 and 2023, the Company was not aware of any material claims against the Company in relation to defective products, nor any material product returns from the Company’s customers. As such, the Company does not record a specific warranty reserve or consider activities related to such warranty, if any, to be a separate performance obligation.

The Company typically incurs incremental costs to acquire customer contracts related to the Company’s sales in the form of sales commissions; however, because the expected benefit from these contracts is less than one year, the Company follows the ASC Topic 606 practical expedient and expenses these amounts as incurred.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

The Company disaggregates its revenue by sales term, product categories, and geographic areas which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended March 31, 2025, 2024 and 2023 is as following:

Revenues by sales term

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
CIF	154,702	141,728	259,423
CNF/CFR	3,373,730	751,136	844,234
EX WORK	31,912,608	22,159,531	32,176,323
DAP	865,744	2,382,159	3,847,963
FOB	1,985,613	2,944,115	1,947,147
Total Revenues	38,292,397	28,378,669	39,075,090

Revenues by product categories

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
Heat Transfers	26,351,727	20,214,664	28,483,272
Fabrics	5,036,939	3,334,810	3,077,104
Woven Labels and Tapes	1,671,058	975,868	2,587,543
Sewing Badges	1,259,289	757,465	1,286,086
Piping	672,075	446,701	544,141
Zipper Pullers	657,601	451,703	637,400
Drawcords	176,751	185,683	342,167
Non-Reflective Film	—	898,252	790,488
Others	2,466,957	1,113,523	1,326,889
Total Revenues	38,292,397	28,378,669	39,075,090

Revenue by geographic areas

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
Asia (excluded Hong Kong and China)	13,618,640	12,481,669	9,129,165
Hong Kong	12,536,891	8,117,692	9,718,300
China	3,900,174	2,770,967	7,758,825
Non-Asia	8,236,692	5,008,341	12,468,800
	38,292,397	28,378,669	39,075,090

Cost of sales

Cost of products sold is primarily comprised of finished goods and direct materials. Cost of products sold also includes the cost for products inspection, labor cost, depreciation expenses of machinery and equipment and leasehold improvement, lease expense for warehouse, packing and design cost and sub-contractor fee.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling expenses mainly consist of commission paid, out-bound shipping cost, travel expenses, exhibition and promotion fees, share-based compensation and staff costs.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs and directors’ remuneration, travel and transportation expenses, depreciation of property, plant and equipment, CECL provision, inventory impairment provision, bank charges, professional fee, lease expenses, audit fee and other miscellaneous administrative expenses.

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
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2025, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

The Company has adopted Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard enhances segment reporting by requiring disclosure of significant segment expenses, improving interim disclosures, clarifying the use of multiple segment profit or loss measures, adding requirements for single-segment entities, and including other disclosure improvements.

Other FASB-issued standards not yet effective are not expected to materially affect the Company’s consolidated financial statements. The Company will not discuss standards unlikely to impact its financial condition, results of operations, cash flows, or disclosures.

3. INVESTMENT IN MARKETABLE DEBT SECURITIES

Investment in marketable debt securities consist of investments in listed corporate bonds and are accounted for as available-for-sale investments. Management determines the appropriate classification of its investment in marketable debt securities at the time of purchase and reevaluates the classifications at each balance sheet date. Investment in marketable debt securities are carried at fair value, with unrealized gains and losses, net of taxes, reported in other comprehensive income, with the exception of unrealized losses believed to be other-than-temporary which are recorded in the consolidated statements of operations. As of March 31, 2025 and 2024, investment in marketable debt securities were carried at fair value. Fair values of investment in marketable debt securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

3. INVESTMENT IN MARKETABLE DEBT SECURITIES (cont.)

In January 2017, the Company bought the bond — BLUE SKYVIEW Co. Ltd 7.125% Perpetual Corp at the consideration of USD 200,200 with no maturity date and there was no credit rating of the bond.

At March 31, 2024 and 2025, the cost, net of allowance for credit losses, gross unrealized gains and losses and fair value of investment in marketable debt securities were as follow:

March 31, 2024	Cost	Gross Unrealized Gains, before tax	Gross Unrealized Losses, before tax	Allowance for Credit Losses	Fair Value
	USD	USD	USD	USD	USD
Corporate Bonds	198,916	—	—	(196,641)	2,275
Total Investments	198,916	—	—	(196,641)	2,275

March 31, 2025	Cost	Gross Unrealized Gains, before tax	Gross Unrealized Losses, before tax	Allowance for Credit Losses	Fair Value
	USD	USD	USD	USD	USD
Corporate Bonds	198,916	—	—	(196,696)	2,220
Total Investments	198,916	—	—	(196,696)	2,220

Impairment Losses on Investment in Marketable Debt Securities

For the fiscal years ended March 31, 2025, 2024 and 2023, losses resulting from the impairment of investment in marketable debt securities to reflect the decline in value considered to be other-than-temporary were USD 55, USD 42,291 and USD 60,754, respectively.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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

We recognized USD 21,422, USD 12,668 and USD nil of interest income on investment in marketable debt securities during the years ended March 31, 2023, 2024 and 2025, respectively. We do not measure a credit loss allowance on accrued interest receivable as we write off any accrued interest receivable balance in a timely manner when we have concerns regarding collectability.

The bond — BLUE SKYVIEW Co. Ltd 7.125% Perpetual Corp continuously deferred the distribution which is scheduled to be paid since July 26, 2020. Due to the uncertainty of receiving the interest income, no accrued interest has been recorded during the years ended March 31, 2023, 2024 and 2025.

Credit Impairments

The following table presents a rollforward of the changes in allowance for credit losses on available for sale fixed maturity securities by major investment category:

Years ending March 31,	2024 Total
USD
Balance, beginning of year	154,350
Additions:
Securities for which allowance for credit losses were not previously recorded	42,291
Balance, end of year	196,641

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

3. INVESTMENT IN MARKETABLE DEBT SECURITIES (cont.)

Years ending March 31,	2025 Total
USD
Balance, beginning of year	196,641
Additions:
Securities for which allowance for credit losses were not previously recorded	55
Balance, end of year	196,696

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable — third parties, net, consists of the following:

	As of March 31,
	2024	2025
	USD	USD
Accounts receivable – third parties	2,372,168	3,125,187
Less: allowance for credit loss	(22,794)	(22,794)
Accounts receivable, net	2,349,374	3,102,393

Accounts receivable- related parties, net, consists of the following:

	As of March 31,
	2024	2025
	USD	USD
Accounts receivable – related parties	33,924	—
Less: allowance for credit loss	—	—
Accounts receivable, net	33,924	—

The movements in the allowance for credit loss for the years ended March 31, 2024 and 2025 were as follows:

	For the year ended March 31,
	2024	2025
	USD	USD
Balance at beginning of the year	36,187	22,794
Current provision (recoveries)	(8,782)	—
Written off	(4,611)	—
Balance at end of the year	22,794	22,794

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

5. INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Raw materials	—	228,919
Finished goods	4,449,132	2,837,357
Inventories, net	4,449,132	3,066,276

Impairment expenses were USD Nil, USD 116,115 and USD 186,823 which is included in general and administrative expenses - Inventory impairment provision recognized for the year ended March 31 2023, 2024 and 2025, respectively. Inventories recognized in cost of goods sold were USD 28,112,321, USD 21,311,442 and USD 27,617,837 for the year ended March 31, 2023, 2024 and 2025, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT AND NON-CURRENT ASSETS, NET

Prepaid expenses and other current assets consists of the following

	As of March 31,
	2024	2025
	USD	USD
Other Receivables, net	23,374	307,663
Deposit	57,901	187,787
Prepayment*	557,067	1,710,712
	638,342	2,206,162

Non-Current Portion	11,252	178,786
Current Portion	627,090	2,027,376
	638,342	2,206,162

*	The balance mainly due to the prepaid for the consulting fees and deferred cost for share-based compensation which will be utilized subsequently.

7. Leases

The Company leases office, dormitory and warehouse spaces for varying periods in Hong Kong and Vietnam. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not recorded on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

7. Leases (cont.)

The Company’s rights-of-use assets and lease liabilities recognized in the Consolidated Balances Sheets consist of the following:

	As of March 31,
	2024	2025
	USD	USD
Rights-of-use assets – operating lease	85,221	983,097
Operating lease liabilities – current	88,139	405,146
Operating lease liabilities – non-current	—	615,366
	88,139	1,020,512

The component of lease expenses are as follows:

	As of March 31,
	2023	2024	2025
	USD	USD	USD
Operating lease expense	311,708	374,956	454,275

Other information about the Company’s leases is as follows:

	As of March 31,
	2023	2024	2025
	USD	USD	USD
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flows used in operating leases	304,419	379,510	414,715
Right-of-use assets obtained in exchange for new operating lease liabilities	710,437	-	1,338,939
Weighted-average remaining lease term	1.1 years	0.58 years	3.31 years
Weighted-average discount rate	4.26%	4.26%	8.49%

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

7. Leases (cont.)

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2025:

Total
USD
Years ending March 31,
2026	478,262
2027	239,349
2028	209,185
2029	209,185
2030 and thereafter	52,296
Total undiscounted lease payments	1,188,277
Less: imputed interest	(167,765)
Lease liabilities recognized in the Consolidated Balance Sheet	1,020,512

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of March 31, 2025 and 2024:

	As of March 31,
	2024	2025
	USD	USD
Buildings	3,586,301	3,607,134
Plant and machinery	299,916	736,003
Furniture and fixtures	1,006,797	1,065,880
Motor vehicles	212,154	244,701
Leasehold improvement	—	295,475
Construction in progress	—	177,470
Total	5,105,168	6,126,663
Less: accumulated depreciation	(2,680,596)	(2,901,990)
Total property, plant and equipment, net	2,424,572	3,224,673

Depreciation expenses were USD 169,283, USD 147,767 and USD 221,394 recognized for the year ended March 31, 2023, 2024 and 2025, respectively. During the year ended March 31, 2023, the Company disposed the buildings with net book value of USD 930,545 and received the sales proceeds of USD 1,923,076, resulting in USD 987,532 gain on disposal.

The following properties are owned by JLHK and pledged for bank borrowings and leased to two lessees to earn rental income. One property is located at Deerhill Avenue, Flat C, 3/F, Tower 10, Carpark No. 93 at Garage B, Below Towers 7 to 11 of, Deerhill bay with the net book value of USD 952,230 and USD 910,175 as of March 31, 2024 and 2025, respectively. The property was leased to a third party with rental income amounted to USD Nil, USD 33,205 and USD 56,923 for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. The other property is located at House 20 JC Castle ,18 Shan Tong Road with the net book value of USD 1,192,503 and USD 1,144,854 as of March 31, 2024 and 2025, respectively. The property was leased to Danny Wong (related party) with rental income amounted to USD Nil, USD 76,923 and USD 64,103 for the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

9. BANK LOANS

The Company’s bank loans which are all denominated in HKD, consist of:

		Interest	Maturity	As of March 31,
	Type	rate	dates	2024	2025
				USD	USD
Long-term borrowings:
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027	441,402	302,685
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027	712,018	488,257
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027	196,653	134,852
Hang Seng Bank Limited	Mortgage	HIBOR+1.4%	December 2026	283,200	185,250
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	April 2027	403,969	280,783
				2,037,242	1,391,827
Current portion of long-term borrowings				655,492	685,016
Non-current portion of long-term borrowings				1,381,750	706,811

Annual maturities of the Company’s long-term debt which comprise the loan principal payment during the next five years following March 31, 2024 and thereafter are as follows:

Annual maturities
USD
Year ending March 31,
2025	655,492
2026	694,862
2027	674,982
2028	11,906
2029 and Thereafter	—
2,037,242

Annual maturities of the Company’s long-term debt which comprise the loan principal payment during the next five years following March 31, 2025 and thereafter are as follows:

Annual maturities
USD
Year ending March 31,
2026	685,016
2027	694,932
2028	11,879
2029	—
2030 and Thereafter	—
1,391,827

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

9. BANK LOANS (cont.)

JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited joint or personal guarantee by the Controlling Shareholder Mr. Danny Tze Ching Wong and an immediate family member of Mr. Danny Tze Ching Wong; and

(b)	Legal charge over properties beneficially owned by JLHK (Note 8), the Controlling Shareholder Mr. Danny Tze Ching Wong and an immediate family member of Mr. Danny Tze Ching Wong.

10. accruals and other current liabilities

Accrued and other current liabilities consists of the following:

	As of March 31,
	2024	2025
	USD	USD
Other payables	299,971	290,555
Accrued expenses	451,534	379,185
Deposit Received	9,487	9,487
	760,992	679,227

11. Accumulated other comprehesive loss

	Accumulated Other Comprehensive Profit/(Loss)
	Before tax amount	Income tax (expense) or benefit	Net-of-tax	Total
	USD	USD	USD	USD
Balance at March 31, 2022	(62,210)	10,265	(51,945)	(51,945)
Change in unrealized loss on investment in marketable debt securities	61,714	(10,183)	51,531	51,531
Balance at March 31, 2023	(496)	82	(414)	(414)
Early redemption of investment in marketable debt securities	496	(82)	414	414
Balance at March 31, 2024	—	—	—	—
Foreign currency translation adjustments	(23,364)	—	(23,364)	(23,364)
Balance at March 31, 2025	(23,364)	—	(23,364)	(23,364)

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

12. SELLING EXPENSES

	For the years ended March 31,
	2023	2024	2025
	USD	USD	USD
Commission expenses	214,057	160,690	318,780
Payroll expenses	1,427,750	1,334,551	1,437,423
Marketing and Promotion expenses	34,497	269,711	501,979
Transportation expenses	374,557	208,297	276,917
Share based compensation	—	—	654,595
Others	119,709	95,253	128,724
	2,170,570	2,068,502	3,318,418

13. GENERAL AND ADMINSTRATIVE EXPENSES

	For the years ended March 31,
	2023	2024	2025
	USD	USD	USD
Professional expenses	15,129	157,497	494,767
Audit fee	—	175,000	185,000
Depreciation expenses	169,283	147,767	190,540
Lease expenses	291,102	189,508	209,674
Payroll expense	604,090	3,007,987	3,564,075
Staff welfare	27,512	43,476	59,899
Travelling expense	74,889	31,119	25,420
Office expense	134,788	142,899	207,589
Bank charge	74,140	69,985	78,944
Insurance expenses	25,908	39,412	63,371
Entertainment expenses	43,420	43,178	61,217
License expenses	32,540	99,123	31,974
CECL provision (recoveries)	25,987	(8,782)	—
Inventory impairment provision	—	116,115	186,823
Impairment loss for marketable debt securities	60,754	42,291	—
Miscellaneous expenses	55,680	51,883	181,271
	1,635,222	4,348,458	5,540,564

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

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

Vietnam

Under the current tax laws in Vietnam, the Company’s subsidiary in Vietnam is subject to a corporate income tax rate of 20%. Additionally, the subsidiary in Vietnam is currently enjoying a preferential tax treatment of “two years of tax exemption followed by two years of 50% tax reduction” for its taxable income.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

14. income tax (cont.)

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
Current income tax expenses	1,111,813	139,269	657,621
Deferred income tax expense (recovery)	(14,087)	(12,428)	(55)
Income tax expense	1,097,726	126,841	657,566

Reconciliation between the income tax expenses computed applying the Hong Kong and Vietnam enterprise tax rate to income before income taxes and actual provision were as follows:

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD
Income before income tax	7,753,877	910,501	3,169,906
Caymen Islands statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
(Increase)/decrease in income tax expense resulting from:
Rate differences in various jurisdictions	1,279,390	150,233	722,893
Tax effect of non-taxable income	(190,729)	(6,736)	(49,833)
Tax effect of non-deductible expenditure	45,073	17,310	11,374
Tax reduction allowed by Hong Kong government(1)	(21,923)	(21,538)	(21,154)
Tax effect of deductible temporary difference	(14,085)	(12,428)	(5,714)
Income tax expense	1,097,726	126,841	657,566

(1)	One-off tax reduction provided by the Hong Kong government.

	As of March 31,
	2024	2025
	USD	USD
Deferred tax assets	91,971	92,026
Deferred tax liabilities	—	—
Deferred tax assets, net	91,971	92,026

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2024	2025
	USD	USD
Deferred tax assets:
Property, plant and equipment	(22,940)	(22,885)
Impairment provision for inventories	78,705	78,705
Allowance for credit loss	3,761	3,761
Impairment provision for marketable debt securities	32,445	32,445
Tax loss carryforwards	—	33,023
Total deferred tax assets	91,971	125,049
Less: Valuation allowance	—	33,023
Net deferred tax assets	91,971	92,026

As of March 31, 2024 and 2025, the Company had no unrecognized tax benefit. Tax loss carry forwards by JLVN of approximately $165,000 expire over the next five years.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

15. CAPITAL STOCK

Ordinary	Shares

We were incorporated as a Cayman Islands business company under the laws of the Cayman Islands on July 25, 2022. At incorporation, we were authorized to issue a maximum of 50,000,000 shares consisting of 50,000,000 ordinary shares, par value US$0.0001 each. By the adoption of the written resolutions of the shareholders and written resolutions of the directors dated November 8, 2023, the Company’s authorized share capital was increased to US$51,000. On November 8, 2023, the Company effected a stock split whereby each 3 issued and outstanding ordinary share were divided into 8 ordinary share. As a result of the share split, there were 30,000,000 ordinary shares issued and outstanding, par value of US$0.0000375 each. After Listing, there are additional 1,400,000 ordinary shares issued and outstanding which in total 31,400,000 ordinary shares issued and outstanding as at 24 Jan 2024. As of December 10, 2024, every 10 shares of the Company’s issued and outstanding Ordinary Shares were combined into one issued and outstanding Ordinary Share. The total number of authorized Ordinary Shares were reduced from 31,400,000 to 3,140,000, and the par value changed to $0.000375 per share. As of March 31, 2025, 3,761,701 ordinary shares were issued and outstanding.

16. SHARE-BASED COMPENSATION

The Company accounts for share-based compensation to employees in accordance with ASC 718, Compensation—Stock Compensation. Under ASC 718, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and, for those awards subject only to service conditions, the Company recognizes the costs on a straight-line basis over the requisite service period for the entire award the employee is required to provide service in exchange for the award, which generally is the vesting period.

Under the 2024 Equity Incentive Plan, the Company granted 621,720 shares (post-reverse stock split) at $3.05 per share to four consultants and one employee on November 26, 2024 (155,430, 155,430, 155,430, 77,715, and 77,715 shares respectively) and accrued US$ 654,595 for selling expenses for the fiscal year ended March 31, 2025. These shares were awarded with no vesting period and are amortized straight-line over the service period for 1 year tied to specified tasks.

17. SEGMENT INFORMATION

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, as amended by Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, the Company continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary.

The Company’s chief operating decision maker (“CODM”) is the Mr. Danny Tze Ching Wong. The CODM regularly reviews financial information, including segment revenue, gross profit, significant segment expenses (selling expenses and general and administrative expenses), segment net income (loss), and segment assets to evaluate segment performance and allocate resources accordingly.

Based on the internal management reporting and assessment, the Company determined that it operates in two reportable segments: Hong Kong Trading and Vietnam Manufacturing. Segment net income (loss) excludes general corporate administrative expenses and selling expense including corporate functional costs relating to legal and professional expenses and share-based compensation that are managed centrally at the corporate level and are excluded from the measure of segment performance reviewed by the CODM.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

17. SEGMENT INFORMATION (cont.)

The following tables present the Company’s segment information for the years ended March 31, 2025:

2025
USD
Revenue
— Hong Kong Trading	39,003,807
— Vietnam Manufacturing	536,560
Elimination of internal transaction	(465,277)
Toal Revenue	39,075,090
Cost of sales
— Hong Kong Trading	27,898,276
— Vietnam Manufacturing	384,852
Elimination of internal transaction	(465,277)
Total Cost of sales	27,817,851
Gross Profit
— Hong Kong Trading	11,105,531
— Vietnam Manufacturing	151,708
Total Gross Profit	11,257,239
Selling Expenses
— Hong Kong Trading	2,663,823
— Vietnam Manufacturing	-
— Corporate	654,595
Total Selling expenses	3,318,418
General and Administrative Expenses
— Hong Kong Trading	4,817,053
— Vietnam Manufacturing	317,654
— Corporate	405,857
Total General and Administrative expenses	5,540,564
Segment net income (loss)
— Hong Kong Trading	3,723,602
— Vietnam Manufacturing	(165,116)
— Corporate	(1,046,146)
Total Segment net income (loss)	2,512,340
Segment assets
— Hong Kong Trading	20,702,700
— Vietnam Manufacturing	2,670,737
— Corporate	5,206,104
Elimination of internal transaction	(5,125,404)
Total Segment assets	23,454,137
Capital expenditure
— Hong Kong Trading	36,580
— Vietnam Manufacturing	984,915
Total Capital expenditure	1,021,495
Long-lived assets
— Hong Kong Trading	2,553,768
— Vietnam Manufacturing	1,654,002
Total Long-lived assets	4,207,770

18. CONTINGENCY AND COMMITMENTS

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these consolidated financial statements.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

19. RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Danny Tze Ching Wong	Director, Chairman of the Board of Director and Controlling Shareholder
Mr. Edwin Chun Yin Wong	Director and Chief Executive Office, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun	The spouse of Mr. Danny Tze Ching Wong
Guangdong Rongmian Accessories Technology Co., Ltd.	A company owned as to 40% by Mr. Wong Chun Yin Edwin
Jiaxing Newsole Reflective Material Co., Ltd.	A company owned as to 90% by New Sole (Shanghai) Technology Ltd, which is owned as to 33% by Mr. Danny Tze Ching Wong
New Sole (Shanghai) Technology Ltd	A company owned as to 33% by Mr. Danny Tze Ching Wong
Charm Vision Holdings Limited	A company 99.9% owned by Mr. Danny Tze Ching Wong
J-Long Group Ltd	A company owned as to 10% by Mr. Danny Tze Ching Wong and 90% by Mr. Edwin Chun Yin Wong
Mega Image Production Limited	A company owned as to 90.91% by Charm Vision Holdings Limited and 9.09% by Mr. Danny Tze Ching Wong
Xsafe Limited	A company wholly owned by Mr. Danny Tze Ching Wong
Everlink Enterprises Limited	A company wholly owned by Mr. Danny Tze Ching Wong
J-Long Vietnam Company Limited	A company wholly owned by Mr. Danny Tze Ching Wong
J-Long Trims Pte. Ltd.

The Company is controlled by controlling shareholder of Guangdong Rongmian Accessories Technology Co., Ltd, and Wong Tze Ching is the director of the Company, and hold 49.00% stake in J-Long Trims Vietnam Co., Ltd.

a.	Accounts receivable, net — related parties

Related parties consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	33,924	—
Subtotal	33,924	—
Less: allowance for credit loss	—	—
Total account receivable, net -related parties	33,924	—

b.	Due from related parties

Related parties consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Name
J-Long Vietnam Company Limited	—	2,995
J-Long Group Ltd	—	1,639
Everlink Enterprises Limited	488,260	—
New Sole (Shanghai) Technology Ltd	87,081	—
Total due from related parties	575,341	4,634

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

19. RELATED PARTY TRANSACTIONS (cont.)

The advance due from related parties were unsecured, interest free and without fixed terms of repayment.

c.	Accounts payable — related parties

Related parties consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	807,681	1,749,986
New Sole (Shanghai) Technology Ltd	105,767	429,630
Jiaxing Newsole Reflective Material Co., Ltd.	235,981	123,346
Total account payable – related parties	1,149,429	2,302,962

d.	Loans from related parties

Related parties consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Name
J-Long Trims Pte. Ltd.	—	200,000

The loan term is 12 months commencing from March 2025. The term may be extended through written agreement between both parties. Interest is charged at an annual rate of 4% and will be paid on the repayment date.

e.	Prepaid expenses and other current assets, net

			As of March 31,
Name	Nature	Classification	2024	2025
			US$	US$
Guangdong Rongmian	Commission receivable	Prepayment, deposit and other receivable	—	46,854

f.	Due to related parties

Related parties consisted of the following:

	As of March 31,
	2024	2025
	USD	USD
Name
Mr. Danny Tze Ching Wong	347,761	—
J-Long Group Ltd	216,950	—
Total due to related parties	564,711	—

The advance due to related parties were unsecured, interest free and without fixed terms of repayment.

g.	Commission income from a related party

	For the Years Ended March 31,
	2024	2025
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	—	111,326

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025, 2024 AND 2023

19. RELATED PARTY TRANSACTIONS (cont.)

h.	Sales to a related party

	For the Years Ended March 31,
	2024	2025
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	156,816	—

i.	Purchase from related parties

	For the Years Ended March 31,
	2024	2025
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	5,853,973	7,773,382
New Sole (Shanghai) Technology Ltd	308,093	2,198,891
Jiaxing Newsole Reflective Material Co., Ltd.	1,250,837	990,417
J-Long Vietnam Company Limited	—	66,110
Total	7,412,903	11,028,800

j.	Administrative service provided by related party

	For the Years Ended March 31,
	2024	2025
	USD	USD
Name
J-Long Vietnam Company Limited	—	128,539

k.	Other related party transactions

Mr. Danny Tze Ching Wong provide guarantee in connection with certain loans the Company borrowed (see Note 9).

l.	Operating lease with related party

During April 2022, the Company entered into four lease agreements with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD 216,831 and USD 216,831 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD 1,564, USD 2,812, USD 5,460 and USD 2,812 respectively. As of March 31, 2024 and 2025, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD nil and USD 159,090 respectively, and the corresponding operating lease right-of-use assets of USD nil and USD 155,058 respectively, for J-Long’s office and warehouse lease.

During January 2023, the Company entered into a lease agreement with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for the carpark. The lease term is two years. We paid aggregate rent related to carpark was USD 3,077 and USD 12,308 for the year ended March 31, 2023 and 2024, respectively. The leases agreement has been renewed during May 2024, the lease term is two years, and the monthly rent is USD 718. As of March 31, 2024 and 2025, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 9,062 and USD 9,031 respectively, and the corresponding operating lease right-of-use assets of USD 8,815 and USD 8,801 respectively, for carpark lease.

During October 2023, the Company entered into three lease agreements with Everlink Enterprises Limited, which is wholly owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse lease. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD 62,972 and USD 143,192 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD 5,460, USD 1,399 and USD 1,494 respectively. As of March 31, 2024 and 2025, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 79,077 and USD 105,063 respectively, and the corresponding operating lease right-of-use assets of USD 76,406 and USD 102,399 respectively, for J-Long’s office and warehouse lease.

m.	Rental income from related party

Mr. Danny Tze Ching Wong was living in one of the properties which was owned by the Company. For the year ended March 31, 2025, the Company’s rental income from related party was approximately USD 64,103.

20. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2025, up through the date that these consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require recognition or disclosure in these consolidated financial statements.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on December 30, 2022
1.2	Amended and Restated Memorandum and Articles of Association incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
2.1	Description of Securities incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.1	Form of Indemnification Agreement between the registrant and its officers and directors incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 9, 2023
4.2	Form of Director Agreement between the registrant and its directors incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.3	Form of Independent Director Agreement between the registrant and its independent directors incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.4	Form of Employment Agreement between the registrant and its officers incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.5	Bank Facilities dated June 10, 2022 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.6	Bank Facilities dated April 18, 2023 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.7	Agreement for Sale and Purchase dated October 11, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.8	Agreement for Sale and Purchase dated October 20, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.9	Agreement for Sale and Purchase dated October 27, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.10*	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024
4.11*	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024
4.12*	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024
4.13*	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024

4.14*	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of May 2, 2024
4.15*	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of May 2, 2024
4.16*	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of May 2, 2024
4.17	Employment Agreement dated July 22, 2024 with Mr. Edwin Wong incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.18	Employment Agreement dated July 22, 2024 with Mr. Danny Wong incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.19*	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024
4.20*	Lease Contract, by and between VSC Industrial Construction & Service Co. Limited and JLVN, dated as of June 13, 2024
4.21*	Lease Contract, by and between Ms. LETHJUY(Vo), Mr. KHUC VAN LUAN and JLVN, dated as of August 12, 2024
8.1	List of Subsidiaries incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.1	Code of Business Conduct and Ethics incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.2	Insider Trading Policy incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.2	Amended Audit Committee Charter incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
15.3	Nominating Committee Charter incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.4	Compensation Committee Charter incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.5	Amended Compensation Committee Charter incorporated by reference to Exhibit 15.5 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
97.1	Compensation Recovery Policy incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated: July 28, 2025.	/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: July 28, 2025.	/s/ Wai Ha Tang
Wai Ha Tang, Chief Financial Officer (Principal Financial and Accounting Officer)