Form 20-F
period 2026-03-31
J-Long Group Ltd
filed 2026-07-28
CIK 1948436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41901

J-LONG GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3A, Hong Kong Spinners Industrial Building (Phase 1&2)
No. 800, Cheung Sha Wan Road
Kowloon, Hong Kong
(Address of principal executive offices)

Edwin Chun Yin Wong, Chief Executive Officer

Telephone: +852 3693 2110

Email: edwin.wong@j-long.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.000375	JL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,652,701 Class A Ordinary Shares issued, 1,456,201 Class A Ordinary Shares outstanding (excluding 196,500 treasury stock) and 2,109,000 Class B Ordinary Shares issued and outstanding, $0.000375 par value, at March 31, 2026

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

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

REFERENCES

In this Annual Report, “China” or “PRC” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us” and the “Company” refer to J-Long Group Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Stratum Star Limited (“Stratum Star”), incorporated in the British Virgin Islands; (ii) Alpine Eagle Limited (“Alpine Eagle”), incorporated in the British Virgin Islands; (iii) J-Long Limited (“JLHK”), incorporated in Hong Kong; (iv) Sun Choice Enterprises Limited (“Sun Choice”), incorporated in Hong Kong. and (v) J-Long Trims Vietnam Co., Ltd (“JLVN”), incorporated in Vietnam. Stratum Star and Alpine Eagle are holding companies and do not conduct any business operations. JLHK and JLVN are our operating subsidiaries (each an “Operating Subsidiary”, and collectively, “Operating Subsidiaries”) and conduct business operations in Hong Kong and Vietnam. Sun Choice does not currently conduct any business operations.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

SUMMARY OF KEY RISK FACTORS

Risks Related to Doing Business in Hong Kong

●	Majority of our operations and our principal executive offices are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Majority of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and cause the value of our securities to decrease significantly or become worthless. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 10 of this Annual Report.

●	We are not a Hong Kong operating company, but a holding company organized under the laws of the Cayman Islands with our operations conducted by J-Long Limited (“JLHK”) and J-Long Trims Vietnam Co., Ltd (“JLVN”), which are located in Hong Kong and Vietnam, respectively. Our Class A Ordinary Shares are securities of the Company and not those of our Operating Subsidiaries, JLHK or JLVN. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead are acquiring interests in a Cayman Islands holding company and may never hold equity interests in our Hong Kong and Vietnam operating entity.

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

●	Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Hong Kong and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you” on page 11 of this Annual Report.

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us” on page 12 of this Annual Report.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risk Related to Doing Business in Hong Kong — It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 13 of this Annual Report.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements” on page 13 of this Annual Report.

●	We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 14 of this Annual Report.

●	To the extent cash or assets in the business is in the PRC or Hong Kong or our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in Hong Kong -- To the extent cash or assets in the business is in our Hong Kong Operating Subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to oversight on or the imposition by the PRC government of restrictions and limitations on our ability or the ability of our Operating Subsidiary to transfer cash or assets” on page 19 of this Annual Report.

●	Although we do not conduct any operations in China, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. See “Risk Factors - — Risks Related to Doing Business in Hong Kong -- If the Chinese government chooses to exert greater oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless” on page 19 of this Annual Report.

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our Class A Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our Class A Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted” on page 16 of this Annual Report.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price, and reputation” on page 18 of this Annual Report.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JLHK” on page 19 of this Annual Report.

●	If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably. See “Risk Factors — Risks Related to Doing Business in Hong Kong — If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably” on page 20 of this Annual Report.

●	A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition. See “Risk Factors — Risks Related to Doing Business in Hong Kong — A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition” on page 20 of this Annual Report.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares” on page 20 of this Annual Report.

●	There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There are political risks associated with conducting business in Hong Kong” on page 21 of this Annual Report.

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares” on page 21 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws. See “Risk Factors — Risks Related to Doing Business in Hong Kong — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws” on page 22 of this Annual Report.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside” on page 22 of this Annual Report.

Risks Related to Doing Business in Vietnam

●	Our future business operations in Vietnam may be subject to a higher geopolitical risk than those of a developed country. Any social and political unrest, which are beyond our control, may in turn adversely impact our business, financial condition, and results of operation. See “Risk Factors — Risks Related to Doing Business in Vietnam — Geopolitical risks may have an adverse impact on our business, financial condition and results of operations” on page 22 of this Annual Report.

●	The economy and high inflation rate in Vietnam may be subject to continued periods of high inflation which could materially and adversely affect our business, financial operation and results of operations. See “Risk Factors — Risks Related to Doing Business in Vietnam — The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects” on page 22 of this Annual Report.

●	Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Any downturn in Vietnam’s economy, or if we are unable to capitalize on the economic, political, or legal reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected. See “Risk Factors — Risks Related to Doing Business in Vietnam — Any downturn in Vietnam’s economy, or a change in the economic, political and legal environment of Vietnam may adversely affect our business, financial condition and results of operations” on page 23 of this Annual Report.

●	The legal system of Vietnam differs from most common law jurisdictions because laws and regulations are subject to broad and varying interpretations by government officials and courts. Thus, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. Although the Vietnamese government has made progress in the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies that may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in Vietnam — Uncertainties regarding the interpretation and enforcement of Vietnam laws, rules and regulations, which could change at any time, could limit the legal protections available to us” on page 23 of this Annual Report.

●	Vietnam’s currency is Vietnamese Dong (“VND”), which is not generally freely convertible into other currencies, Although the government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad, any future tightening of foreign control laws may impair our ability to repatriate profits and adversely affect our results of operations and our financial conditions may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in Vietnam — The VND may be subject to foreign exchange controls imposed by the Vietnamese government” on page 23 of this Annual Report.

Risks Related to Our Business and Industry

●	We have not entered into long-term sales agreements with our customers and rely on demand from our major customers; therefore, our sales may fluctuate subject to our customers’ demands. See “Risk Factors — Risks Related to Our Business and Industry — We have not entered into long-term sales agreements with our customers and rely on demand from our major customers; therefore, our sales may fluctuate subject to our customers’ demands” on page 23 of this Annual Report.

●	We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to timely and accurately respond to changes in the latest market trends in outerwear, sportswear and fashion apparel” on page 24 of this Annual Report.

●	Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Increases in the procurement price at which we purchase our materials and products from our materials suppliers and manufacturing services suppliers may materially and adversely affect our business, financial condition and results of operations” on page 24 of this Annual Report.

●	We depend on a U.S. licensor for most of our products. See “Risk Factors — Risks Related to Our Business and Industry — We depend on a U.S. licensor for most of our products” on page 24 of this Annual Report.

●	We rely on our manufacturing services suppliers to convert and manufacture our products. See “Risk Factors — Risks Related to Our Business and Industry — We rely on our manufacturing services suppliers to convert and manufacture our products” on page 26 of this Annual Report.

●	Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results. See “Risk Factors — Risks Related to Our Business and Industry — Our business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results” on page 26 of this Annual Report.

●	Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — Labor or other disruptions at ports of our materials suppliers or manufacturing services suppliers may adversely affect our business” on page 27 of this Annual Report.

Risks Related to Our Class A Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.” on page 31 of this Annual Report.

●	We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or the ability of our subsidiary to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless” on page 33 of this Annual Report.

●	Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares” on page 34 of this Annual Report.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud” on page 36 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited” on page 37 of this Annual Report.

●	You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation” on page 38 of this Annual Report.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies” on page 39 of this Annual Report.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses” on page 39 of this Annual Report.

●	There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares” on page 40 of this Annual Report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 40 of this Annual Report.

●	As a “controlled company” under the rules of the Nasdaq Global Market, we may choose to exempt our Company from certain corporate governance requirements. Such exemption could have an adverse effect on our public shareholders. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Global Market, we may choose to exempt our Company from certain corporate governance requirements. Such exemption could have an adverse effect on our public shareholders” on page 40 of this Annual Report.

●	Transfers of Cash to and From Our Subsidiaries

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

The ability of JLVN to transfer cash to JLHK is subject to the following: according to Vietnamese law, JLVN may make dividends distribution to the extent that JLVN has not accumulated losses and all financial obligations owed to the government of Vietnam have been satisfied: (i) invested capital and proceeds from liquidation of investments; (ii) income derived from business investment activities; and/or (iii) other money and assets lawfully owned by the investor. We did not adopt or maintain any cash management policies and procedures as of the date of this Annual Report. ..

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

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors – Risks Related to Our Class A Ordinary Shares – Our Board of Directors has complete discretion as to whether to distribute dividends” on page 37 of this Annual Report.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. The Company is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions. JLHK and Sun Choice are permitted under the laws of Hong Kong to provide funding to the Company through dividend distributions subject to certain statutory requirements of having sufficient profits.

Prior Dividends Paid

On February 29, 2024, our Board of Directors declared a special cash dividend in the aggregate amount of US$6,000,000 to be paid to all holders of record of our outstanding ordinary shares as of March 11, 2024. As of March 31, 2024, US$1,676,750 had been paid in cash, US$3,922,795 had been fully settled by directly deducting the dividend amount from the amount due from the shareholders and US$400,455 had not yet been paid. The dividend was paid on March 12, 2024 to three shareholders of record (including CEDE and Co. as shareholder of record of 1,031,000 shares) based on 3,140,000 ordinary shares issued and outstanding. The US$400,455 that had not been paid as of March 31, 2024 was paid in cash on April 3, 2024. Each shareholder received approximately US$1.90 per share. A U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to our U.S. investors generally will constitute passive income and income from sources outside the United States for foreign tax credit purposes. See Item 10. “Additional Information - Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations for U.S. Holders” on page 115 of this Annual Report.

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

If we (i) do not receive or maintain required permissions or approvals; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our business operations, which may materially and adversely affect our business, financial condition and results of operations. These adverse actions could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

However, as the Trial Measures, the CSRC Notice and Guideline 7 are newly published and there exists uncertainty with respect to their implementation and interpretation, it is highly uncertain whether our public offering and listing on Nasdaq will be deemed an “indirect overseas offering and listing by companies in mainland China” and subject to the filing procedures. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or at all. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 14 of this Annual Report.

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

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable

D. RISK FACTORS

An investment in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

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

The Company is not an operating company but a holding company. We conduct our operations in Hong Kong and Vietnam through our Operating Subsidiaries, JLHK and   JLVN. Our Class A Ordinary Shares are securities of the Company and not those of our HK Operating Subsidiary, JLHK. Therefore, investors in our Company are not acquiring equity interests in an operating company but instead of acquiring interests in a Cayman Islands holding company.

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

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and JLHK in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from JLHK in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected and our Class A Ordinary Shares could decrease in value or become worthless.

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

We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Given that the operating revenue, total profit, gross assets or net assets of the Company were not derived from PRC domestic companies, the majority of the Company’s business activities are not carried out in mainland China, one of its main places of business is Hong Kong and not in mainland China and the majority of its senior management team in charge of its business operations and management are not PRC citizens and do not have their usual place(s) of residence located in mainland China, we would not be deemed to be a domestic enterprise that indirectly offered or listed its securities on an overseas stock exchange, nor did it require filing or approval from the CSRC. Further, as of the date of this Annual Report, in respect of the Trial Measures and filing requirements, in the opinion of our directors and officers, we: (i) are not required to obtain permission from any PRC authorities (including those in Hong Kong) to issue our Class A Ordinary Shares to investors; and (ii) are not subject to permission requirements from the CSRC, the CAC or any other entity that is required to approve of our Operating Subsidiaries’ operations. However, as the Trial Measures and the Guidance Rules and Notice were newly published and there existed uncertainty with respect to the implementation and interpretation of the principle of “substance over form,” it was highly uncertain whether our listing on the Nasdaq Global Market would be deemed an “indirect overseas offering and listing by companies in mainland China” and subject to the filling procedures. If listing had been deemed an “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we would have had to complete the filing procedures for listing if: (i) we could not obtain the approval of our listing before the effective date of the Trial Measures; or (ii) we obtained the approval before the effective date of the Trial Measures but could not complete the overseas listing before September 30, 2023. If we had been subject to the filing requirements, we could not have assured you that we would be able to complete such filings in a timely manner or even at all.

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

As of the date of this Annual Report, our IPO in the United States was not subject to the review or prior approval of the CAC or the CSRC. However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of JLHK, their respective abilities to accept foreign investments and the listing of our Class A Ordinary Shares on the Nasdaq Global Market or other foreign exchanges.

There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations and whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our HK Operating Subsidiary JLHK, located in Hong Kong. If the Draft Rules Regarding Overseas Listings are adopted into law in the future and becomes applicable to JLHK if it is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to JLHK, the business operation of JLHK and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If JLHK becomes subject to the CAC or CSRC review, we cannot assure you that JLHK will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, JLHK may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

While we understand that there has been dialogue among the CSRC, the SEC, and the PCAOB regarding the inspection of PCAOB registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is heavily conducted in Hong Kong through our HK Operating Subsidiary JLHK, therefore, our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. As of March 31, 2026, the pegged rate of exchange remains at HK$7.80 to US$1.00. Future changes in the exchange rate between the Hong Kong dollar and the U.S. dollar may affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

Our business is substantially dependent on our relationship with our major suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the fiscal year ended March 31, 2026, three major suppliers accounted for approximately 15%, 28% and 11% of our total purchases. For the fiscal year ended March 31, 2025, two major suppliers accounted for approximately 14% and 28% of our total purchases. For the fiscal year ended March 31, 2026, two major suppliers accounted for approximately 17% and 38% of our total consolidated accounts payable. For the fiscal year ended March 31, 2025, two major suppliers accounted for approximately 10% and 42% of our total consolidated accounts payable. We generally do not enter into any long-term agreements with our suppliers, including our U.S. licensor and its group companies. Accordingly, there is no assurance that JLHK can maintain stable and long-term business relationships with any supplier, including our U.S. licensor and its group companies. Failure to maintain existing relationships with the suppliers and our U.S. licensor and its group companies or to establish new relationships in the future could negatively affect JLHK’s ability to obtain goods sold to customers in a price advantage and timely manner. If JLHK is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, JLHK may be unable to satisfy the orders from its customers. In addition, the distribution agreements we entered into with our U.S. licensor and its group subsidiaries provide that they can terminate such agreements by prior written notice with or without cause. If our U.S. licensor and its group subsidiaries terminate the agreements for whatever reasons, or if we fail to renew the distribution agreements with our U.S. licensor, we will have to source products from other suppliers who meet our selection requirements, and there is no assurance that we will be able to secure alternative and/or additional products of comparable or better quality or popularity, or on comparable or better commercial terms, or at all.

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

We may not be able to attract and retain our core management team and other key personnel for our operation

Our success and growth depend on our on the knowledge, experience, and expertise of our management team who is responsible for overseeing the financial condition and performance, sales and marketing, product design and development and formulating business strategies as well as the ability to identify, hire, train and retain suitable, skilled and qualified employees. For example, Mr. Danny Tze Ching Wong and Mr. Edwin Chun Yin Wong, our directors, each has accumulated approximately 38 and 13 years of experience respectively in reflective, non-reflective materials and heat transfers of the apparel industry. See “Management.” In particular, each of our directors has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his/her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

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

We distribute materials and products supplied by our U.S. licensor and our suppliers, some of which may be defectively designed or manufactured. We have a quality control team which performs regular sample check in accordance with our internal quality standard and the requirements of our customers and for any defect materials and products, we usually return the defective product and request our U.S. licensor and suppliers to rectify by replacing the defective product. If it cannot be replaced, we will seek to source similar alternatives and propose to our customers and if that is not acceptable, the customer may request a refund. For the fiscal years ended March 31, 2026 and 2025, we did not receive any material order or claims from our customers in this regard and have not encountered any material product return request from our customers. However, as the materials and products provided to our customers may be manufactured into consumer products, we may still be exposed to product liability claims if the products and materials distributed by us are defective. Although we may have legal recourse against our U.S. licensor and our suppliers for the defective materials and products, the enforcement of our rights may be expensive, time-consuming and ultimately futile. As a result, any material product liability claim, or related litigation may have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

Risks Related to Our Class A Ordinary Shares

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one (1) vote per share, while holders of Class B ordinary shares will be entitled to twenty (20) votes per share based on our dual-class share structure.

As of the date of this Annual Report, Mr. Danny Wong, the Chairman of our Board of Directors, beneficially owns an aggregate of 1,809,000 Class B Ordinary Shares, representing approximately 82.54% of voting power in our Company. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

An active trading market for our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will continue. If an active public market for our Class A Ordinary Shares does not continue, the market price and liquidity of our shares may be materially and adversely affected. As a result, investors in our shares may experience a significant decrease in the value of their shares.

The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and result in substantial losses to investors.

As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The volatility and wide fluctuations of our trading prices could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may also affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies. This consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit and cash flow;

●	changes in the economic performance or market valuations of other apparel manufacturing firms;

●	actual or anticipated fluctuations in our reported results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, business partners or industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers or directors;

●	release or expiry of lock-up, leak-out or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares trade. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

We rely on dividends and other distributions on equity paid by JLHK, our Operating Subsidiary, to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition by the PRC government of restrictions and limitations on our operating subsidiary’s ability to transfer cash out of Hong Kong. Any limitation on the ability of JLHK to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividend distributions to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong with respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to JLHK and Sun Choice or from JLHK and Sun Choice to the Company. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability or the way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, which could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As of March 31, 2026, our management completed an assessment of the effectiveness of our internal control over financial reporting and identified certain material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Upon completion of our IPO, we became a public company in the United States subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our Annual Report for the fiscal year ended March 31, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting is not effective. Moreover, even if our management concludes in the future that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets relevant requirements differently from us.

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

If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Ordinary Shares are listed on the Nasdaq Global Market, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities. See “Risk Factors – We may not be able to maintain compliance with Nasdaq’s continued listing requirements,” below.

We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

On May 13, 2024, we received the Nasdaq Notification stating that our Class A Ordinary Shares had failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement Listing Rule”). Receipt of the Nasdaq Notification does not result in the immediate delisting of our Class A Ordinary Shares and has no immediate effect on the listing or the trading of our Class A Ordinary Shares on the Nasdaq Global Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until November 11, 2024, to regain compliance with the Minimum Bid Requirement Listing Rule. In the event that we do not regain compliance by November 11, 2024, we may be eligible for additional time to qualify.

On January 6, 2025, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the Company has regained compliance with Nasdaq’s Minimum Bid Requirement Listing Rule, and the Company is therefore in compliance with the Nasdaq Global Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Global Market and Nasdaq considers the matter closed.

The market price of our Class A Ordinary Shares could be negatively affected by sales of substantial amounts of our Class A Ordinary Shares in the public markets.

As of the date of this Annual Report, Mr. Danny Wong, the Chairman of our Board of Directors, beneficially owns an aggregate of 1,809,000 Class B Ordinary Shares, representing approximately 82.54% of voting power in our Company.

Further, all of the shares sold in the IPO are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our shares in the public market, or a perception that such sales could occur, could adversely affect the prevailing market price of our shares. This fact could impact the trading price of the Class A Ordinary Shares after our IPO to the detriment of participants who purchased shares in the IPO. We may also find it more difficult to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate as a result of such sales or perception that such sales could occur.

The Pre-IPO Shareholders may be able to sell their shares pursuant to Rule 144 under the Securities Act. Because these shareholders paid a lower price per share than participants in the IPO, when they are able to sell their shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock after our IPO to the detriment of participants who purchased shares in the IPO. Under Rule 144, before the Pre-IPO Shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

A limited number of participants purchased a significant percentage of our shares in our IPO. Therefore, our public float is smaller than anticipated and the price of our Class A Ordinary Shares may be more volatile than it otherwise would be.

We conducted a relatively modest IPO; therefore, we are subject to the risk that a small number of our investors hold a high percentage of our shares sold in the IPO even though the initial sales by the underwriters were designed to comply with the Nasdaq listing requirements. As a result, investors may find the price of their shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public shareholder requirements.

Because the amount, timing and whether or not we distribute dividends at all is entirely at the discretion of our Board of Directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our Board of Directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium and under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on an investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which Class A Ordinary Shares were purchased at any given time. You may not realize a return on your investment in our Class A Ordinary Shares, and you may even lose your entire investment in our Class A Ordinary Shares.

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

Our Board of Directors has complete discretion as to whether to distribute dividends

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. We have declared dividends in the past despite initial plans in the alternative, and may make similar decisions in the future. If we do not distribute dividends, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. The payment of dividends in the future could reduce the amount of funds available to finance our operations and to expand our business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

The trading market for our shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Second Amended and Restated Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

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

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the cash proceeds we received from our IPO and our anticipated market capitalization after our IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See Item 10. “Additional Information - Material Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company (“PFIC”) Consequences” on page 116 of this Annual Report.

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

Emerging growth companies may also take advantage of certain reduced disclosure requirements. Compliance with these reduced disclosure requirements may make our Class A Ordinary Shares less attractive to investors.

As a “controlled company” under the rules of the Nasdaq Global Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chairman of the Board of Directors, Mr. Danny Wong, owns 1,809,000 Class B Ordinary Shares, representing approximately 82.54% of voting power in our Company as of the date of this Annual Report.

Under Rule 4350(c) of the Nasdaq Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

Our principal office is located at 3A, Hong Kong Spinners Industrial Building (Phase 1&2), No. 800, Cheung Sha Wan Road, Kowloon, Hong Kong . Our telephone number is (+852) 3693 2110. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, Kyl-1106, Cayman Islands.

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

See Item 7. “Major Shareholders and Related Party Transactions - Major Shareholders,” on page 94 of this Annual Report for information on the current shareholdings of our major shareholders.

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

On January 6, 2025, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the Company has regained compliance with Nasdaq’s Minimum Bid Requirement Listing Rule, and the Company is therefore in compliance with the Nasdaq Global Market’s listing requirements. Accordingly, the Company’s ordinary shares will continue to be listed on The Nasdaq Global Market and Nasdaq considers the matter closed.

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

Share Re-designation and Re-classification

On August 7, 2025, the Company implemented the re-designation and re-classification of its issued and unissued Ordinary Shares of par value US$0.000375 each in the share capital of the Company into Class A Ordinary Shares (1 vote per share) and Class B Ordinary Shares (20 votes per share), effective the same day. As a result, the 136,000,000 Ordinary Shares in the share capital of the Company were re-designated into 133,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares, and all the then issued 3,761,701 Ordinary Shares were concurrently re-designated and re-classified on a one-for-one basis into 1,652,701 Class A Ordinary Shares and 2,109,000 Class B Ordinary Shares.

Share Repurchase Program

On September 15, 2025, the board of directors of the Company approved a share repurchase program authorizing the repurchase of up to US$5,000,000 of the Company’s Class A Ordinary Shares in the open market over the next six months. The Company has commenced repurchases under the program. During the year ended March 31, 2026, the Company has repurchased 196,500 shares at the consideration of USD1,143,557 under the program.

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

On May 27, 2024, we established our Vietnam subsidiary, which has a dedicated two-person sales team responsible for client management and business development in the Vietnamese market. For the fiscal year ended March 31, 2026, the sales team expanded to six members.

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

Product Returns and Warranty

We do not have a product warranty policy. As a general policy, we accept product returns due to defects caused by us after conducting an investigation to ascertain the cause of the defects. Depending on the circumstances of each case, we may replace the defective products or may issue a refund to our customer if the defect is caused by us. Upon receiving a complaint from our customer in relation to a potential product defect, we will perform proper inspection and examination of the defective products such as by comparing the defective products to our sample products. We did not record any material sales returns nor were we subject to any material product liability claims during the years ended March 31, 2026 and 2025.

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

On May 27, 2024, we established our Vietnam subsidiary, which has a dedicated two-person sales team responsible for client management and business development in the Vietnamese market. For the fiscal year ended March 31, 2026, the sales team expanded to six members.

Suppliers

We source our licensed U.S. branded products directly from our U.S. licensor as its authorized distributor of reflective materials. For non-branded products, we source from suppliers located in the PRC. For the fiscal year ended March 31, 2026, three major suppliers accounted for approximately 28%, 15% and 11% of our total purchases. For the fiscal year ended March 31, 2025, two major suppliers accounted for approximately 28% and 14% of our total purchases.

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

Strong and Stable Network of Materials Suppliers and Manufacturing Services Suppliers

We are the authorized distributor of reflective materials and products of our licensed U.S. brand in Asia Pacific and have been appointed for a continuous period of over 25 years. During our period as its licensed authorized distributor, based on our strong presence in the apparel industry and in-depth knowledge of reflective and heat transfer material and products, we have established a reputation as one of the leading authorized distributors for reflective materials and products of our licensed U.S. brand and have remained committed to continuing to expand our distribution network in the apparel industry, particularly given the anticipated growth in the global sportswear and outerwear apparel market. We have also maintained good relationships with our materials suppliers and manufacturing services suppliers for our non-branded products for reflective garment trims and heat transfers. We have established business relationships ranging from three years to over ten years with our five largest suppliers for our non-branded products for the years ended March 31, 2026 and 2025. Having long-term and stable working relationships with our materials suppliers and manufacturing services suppliers enables us to have a steady supply of materials and products and allows us to have a comprehensive assessment of their ability and control over product quality.

Stable Business Relationships with Our Customers

We have fostered positive and enduring business relationships with a diverse range of customers over the years. As of March 31, 2026, our five largest customers, by revenue, encapsulate the diversity of our customer base, with whom we have established relationship ranging from one to over ten years. The broad spectrum of relationships, alongside our deep understanding of our customers’ evolving needs, allow us to secure recurring orders for our materials and products. Despite the significance of our top five customers, our revenue model and customer base are not heavily concentrated on any particular customer, reflecting our strong market position and effective business model. We believe that our long-standing operation history, coupled with the stable and diversified relationships with our customers, will continue to strengthen and bolster our reputation and recognition in the apparel market, and enable us to capture a wider range of business opportunities.

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

Certifications

As of the date of this Annual Report, we have obtained the following certifications for our operations:

Certification	Description	Awarding organization or authority	Holder	Expiry date
3M	3M™ Scotchlite™ reflective material products franchised distributor	3M China	JLHK	December 31, 2026
Registered Converter	Registered converter of 3M™ Scotchlite™ Reflective Material	3M China	JLHK	December 31, 2026
OEKO-TEX® certificate	Silver grey reflective (solid or partly) printed fabric or tape produced from woven fabric made of 100% polyester, polyester/cotton in white, knitted fabric made of polyester/elastane (spandex) in white and disperse dyed, laminated with colorless transparent polyurethane coating and micro glass bead, silver grey reflective (solid or partly) printed transfer film produced from hot melt adhesive film made of polyurethane in colorless transparent, laminated with colorless transparent polyurethane coating and micro glass bead, all with or without aluminum coating as well as colored silicone patch and heat transfer print (with silicone and PU inks) in various colors on colorless transparent PET film; produced by using materials certified according to STANDARD 100 by OEKO-TEX®	Hohenstein Textile Testing Institute GmbH & Co KG	JLHK	April 30, 2027
Bluesign® SYSTEM PARTNER	Recognizes our products are made of Bluesign® approved textile accessories for apparel and demonstrates our effort in sustainable process, such as our products are produced in a safe and resource conserving way with a minimum impact on people and the environment	Bluesign Technologies AG	JLHK	June 26, 2028
HIGG Facility Environmental Module	Certifies that JLHK has adopted the Higg Facility Environmental Model as standardized environmental assessment to measure and grow its sustainability practice	Sustainable Apparel Coalition	JLHK	N/A
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

Intellectual Property

As of the date of this Annual Report, we have registered one trademark in Hong Kong, which we consider to be material to our business:

No.	Trademark	Place of registration	Trademark number	Owner	Class	Expiry date
1.		Hong Kong	306024456	JLHK	26	July 28, 2032

Properties

As of the date of this Annual Report, we own the following properties:

No.	Location	Gross floor area (sq. m)
1.	Flat C, 3/F, Tower 10, Deerhill Villas, Deerhill Bay, No. 4699 Tai Po Road, Tai Po Kau, Tai Po, New Territories, Hong Kong	161.93
2.	House 20, JC Castle, 18 Shan Tong Road, Tai Po, New Territories, Hong Kong	278.15
3.	PHONOI B Textile Industrial Zone, Di Su Commune, My Hao District, Hung Yen Province, Vietnam(1)	157.5

(1)	On June 19, 2024, JLVN entered into an asset sales agreement with a third party for cafeteria at the address.

As of the date of this Annual Report, we lease the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	Workshop Unit E on 10th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(1)	194.06	HK$263,220 per annum
2.	Workshop Unit E on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong (“Unit 8E”)(2)	194.06	HK$263,220 per annum
3	Workshop Unit D on 11th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong (“Unit 11D”)(3)	376.81	HK$511,056 per annum
4.	Workshop Unit C on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(4)	107.97	HK$146,400 per annum
5.	Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(5)	96.50	HK$130,920 per annum
6.	Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong(6)	103.11	HK$139,860 per annum
7.	Unit A and Portion of Unit B on the 3rd Floor of Phases I and II of Hong Kong Spinners Industrial Building(7)	1,337.56	HK$2,237,544 per annum
8.	1 Car Parking Space, G/F of HK Spinners Industrial Building, No.800 Cheung Sha Wan Road(8)	—	HK$50,400 per annum
9.	5 Phu Duc Chinh Street, Nhan An District, Vietnam(9)	90.00	VND17,000K per month for first year, VND18,000K Per month afterwards
10.	PHONOI B Textile Industrial Zone, Di Su Commune, My Hao District, Hung Yen Province, Vietnam(10)	4,762.20	VND445,824,805 per month

(1)	JLHK has leased Unit 10E from Charm Vision Holdings Limited (“Charm Vision”), a company owned by our Director Mr. Danny Tze Ching Wong, since April 1, 2019. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$21,935 per month, plus utilities.

(2)	JLHK has leased Unit 8E from Charm Vision since July 1, 2017 The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$21,935 per month, plus utilities.

(3)	JLHK leased Unit 11D from Charm Vision since March 5, 2018. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$42,588 per month, plus utilities.

(4)	JLHK has leased Unit 8C from Charm Vision since April 1, 2022. The rent under the current lease agreement, which has a two-year term commencing May 1, 2024, is HK$12,200 per month, plus utilities.

(5)	On October 11, 2022, JLHK as vendor and Everlink as purchaser entered into an agreement for the sale and purchase of Unit 8F and completed the sale of the property on October 13, 2022. On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022 to October 12, 2024 at an annual rent of HK$187,020. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$130,920.

(6)	On October 20, 2022, JLHK as vendor and Everlink as purchaser entered into an agreement for the sale and purchase of Unit 8Q and completed the sale of the property on the same day. On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022 to October 19, 2024 at an annual rent of HK$199,800. On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$139,860.

(7)	JLHK has leased Unit A and Portion of Unit B from Fung Properties (HKS) Limited. The rent under the current lease agreement, which has a three-year term commencing on June 25, 2025, is HK$186,462 per month.

(8)	JLHK has leased 1 car parking space from Fung Properties (HKS) Limited since September 30, 2025. The rent under the current lease agreement, which has a three-year term commencing on August 18, 2025, is HK$4,200 per month.

(9)	On August 12, 2024, JLVN entered into a lease agreement with Mrs Li Shiwei and Mr Qu Wenlun with a lease term from August 12, 2024 to August 11, 2027 at a monthly rent of VND17,000,000 for the first year and a monthly rent of VND18,000,000 for subsequent years.

(10)	On June 13, 2024, JLVN entered into a lease agreement with Vietnam Industrial Construction Service (VSC) Company Limited with a lease term from June 1, 2024 to June 1, 2029 at a monthly rent of VND445,824,805.

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiaries’ business, our Operating Subsidiaries’ operational activities may be subject to environmental obligations. Our Operating Subsidiaries did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended March 31, 2026 and 2025. Our directors expect that our Operating Subsidiaries will not directly incur significant costs for compliance with any applicable environmental protection rules and regulations in the future. As of the date of this Annual Report, our Operating Subsidiary is not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health, and work safety.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings, and are not aware of any events that are likely to lead to such material proceedings.

Revenue by geographic areas

Revenue from Asia (excluding Hong Kong and China) was US$12,481,669 for the fiscal year ended March 31, 2024, increased to US$13,349,871 for the fiscal year ended March 31, 2025, and increased to US$17,889,696 for the fiscal year ended March 31, 2026. Revenue from Hong Kong was US$8,117,692 for the fiscal year ended March 31, 2024, increased to US$9,718,300 for the fiscal year ended March 31, 2025, and decreased to US$8,135,135 for the fiscal year ended March 31, 2026. Revenue from China was US$2,770,967 for the fiscal year ended March 31, 2024, rose to US$7,758,825 for the fiscal year ended March 31, 2025, and declined to US$7,062,559 for the fiscal year ended March 31, 2026. Revenue from Non-Asia was US$5,008,341 for the fiscal year ended March 31, 2024, increased to US$8,248,094 for the fiscal year ended March 31, 2025, and increased to US$9,141,367 for the fiscal year ended March 31, 2026.

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Asia (excluded Hong Kong and China)	12,481,669	13,349,871	17,889,696
Hong Kong	8,117,692	9,718,300	8,135,135
China	2,770,967	7,758,825	7,062,559
Non-Asia	5,008,341	8,248,094	9,141,367
	28,378,669	39,075,090	42,228,757

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

Inflation

As of the date of this Annual Report, we have not experienced significant inflationary pressures on material or labor costs negatively affecting our ongoing business. China’s national consumer price index increased by 1.0% in 2026 over the previous year, according to the National Bureau of Statistics of China. Vietnam’s national consumer price index increased by 1.23% in 2026 over the previous year, according to the National Statistics Office of Vietnam. Although we have not been materially affected by inflation in the past, we may be affected if China or Vietnam experiences higher rates of inflation in the future. Should inflation in Vietnam increase significantly, it may lead to an increase in our manufacturing costs, labor costs and transportation costs. If there is any surge in the inflation rate, in order to mitigate inflationary pressures, we plan to (i) monitor our manufacturing and labor costs carefully in our day-to-day operations; (ii) outsource or contract certain nonessential employees to reduce labor-related administrative costs; (iii) optimize manufacturing process to lower per-unit costs; and (iv) diversify sourcing to potentially reduce costs.

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

Profits. No tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares. Trading gains from the sale of Class A Ordinary Shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations and at the rates of 7.5% on assessable profits up to HK$2,000,000 and 15.0% on any part of assessable profits over HK$2,000,000 on unincorporated businesses from the year of assessment commencing on or after April 1, 2018. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Class A Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. JL is permitted under the laws of Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions. JLHK and Sun Choice are permitted under the laws of Hong Kong to provide funding to the Company through dividend distributions subject to certain statutory requirements of having sufficient profits.

RESULTS OF OPERATIONS

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated, both in absolute amount and as a percentage of its total revenues. For further information regarding the results of our operations, see our consolidated financial statements appearing elsewhere in this Annual Report.

	For the years ended March 31,
	2025	2026
	USD	USD
Revenues	39,075,090	42,228,757
Cost of sales	27,817,851	27,885,992
Gross profit	11,257,239	14,342,765

Operating expenses:
Selling and marketing expenses	3,318,418	4,430,677
General and administrative expenses	5,540,564	6,955,575
Total operating expenses	8,858,982	11,386,252

Income from operations	2,398,257	2,956,513

Other income (expenses):
Other income (expenses)	751,794	710,773
Foreign currency exchange gain	146,051	13,381
Interest expenses	(126,196)	(81,790)
Total other income (expense)	771,649	642,364

Income before tax expense	3,169,906	3,598,877
Income tax expense	657,566	791,871
Net income attributable to ordinary shareholders	2,512,340	2,807,006

Net income (loss) attributable to non-controlling interest	(80,908)	41,541

Net income attributable to J-LONG GROUP LIMITED	2,593,248	2,765,465

Other comprehensive income/(loss)
Foreign currency translation adjustments	(27,334)	23,105
Total other comprehensive income	(27,334)	23,105

Comprehensive income attributable to ordinary shareholders	2,485,006	2,830,111

Comprehensive income attributable to non-controlling interests	(84,878)	29,529

Total comprehensive income attributable to J-LONG GROUP LIMITED	2,569,884	2,800,582

Fiscal year ended March 31, 2026 compared to fiscal year ended March 31, 2025

Revenue

Our revenues increased by 8% to $42,228,757 for the fiscal year ended March 31, 2026 compared to $39,075,090 for the fiscal year ended March 31, 2025. Heat transfer products are our major offering and contributed 74% and 73% of our revenues for the fiscal years ended March 31, 2026 and 2025 followed by fabric products, which contributed 12% and 8%, respectively. For the fiscal year ended March 31, 2026, we experienced an increase in overall sales mainly driven by a rise in orders from key customers due to newly developed products and increasing demand from end customer. Sales during the fiscal year ended March 31, 2026 from Asian countries (excluded Hong Kong and China) and non-Asian countries all increased and were offset by the decrease in sales from Hong Kong and China compared to the fiscal year ended March 31, 2025, resulting in a $3,153,667 increase in revenue for the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025.

Cost of Sales

Our cost of products sold is primarily comprised of finished goods and direct materials. Cost of products sold also includes the cost for products inspection, labor cost, depreciation expenses of machinery and equipment and leasehold improvement, lease expense for warehouse, packing and design cost and sub-contractor fee. Cost of sales increased by 0.24% to $27,885,992 for the fiscal year ended March 31, 2026 from $27,817,851 for the fiscal year ended March 31, 2025. The growth rate of cost of sales was lower than that of revenue, mainly attributable to changes in the product sales mix, as sales increased for products with higher margins.

Gross Profit

Our gross profit increased to $14,342,765 for the fiscal year ended March 31, 2026 compared to $11,257,239 for the fiscal year ended March 31, 2025. Our gross profit margin increased to 34% for the fiscal year ended March 31, 2026 as compared to 29% for 2025, resulting in enhanced profitability.

Selling and Marketing Expenses

Selling and marketing expenses are mainly comprised of marketing and promotion fees paid to consultants for overseas sales, commission expenses, wages, salaries and share-based compensation for our sales and marketing personnel and outbound transportation expenses. Our selling and marketing expenses increased by 34% to $4,430,677 as compared to $3,318,418 for the fiscal year ended March 31, 2025. We paid commissions to our overseas consultants who are mainly stationed in non-Asian countries with respect to non-Asia sales. As non-Asia sales increased, we incurred higher commissions in fiscal year 2026 compared to fiscal year 2025. Payroll expenses and transportation expenses increased in line with the sales increase. In addition, we paid share-based compensation for 5 members with total selling and marketing expenses of $1,241,651.

General and Administrative Expenses

General and administrative expenses are mainly comprised of staff costs and directors’ remuneration, travel and transportation expenses, depreciation expenses, inventory impairment provision, lease expenses, office expenses, bank charges, professional fees, audit fees and other miscellaneous expenses. Our general and administrative expenses increased by 26% to $6,955,575 from $5,540,564 for the fiscal year ended March 31, 2026 primarily due to increases in officers’ and directors’ remuneration, which together account for approximately 63% of general and administrative expenses, and inventory impairment provision which account for approximately 7% of general and administrative expenses.

Other Income/expenses and currency exchange gain/loss

We recorded other income and exchange gain of $724,154 for the fiscal year ended March 31, 2026, as compared to other income and exchange gain of $897,845 for the fiscal year ended March 31, 2025. Other income and exchange gain for the fiscal year ended March 31, 2026 was mainly comprised of interest income of $416,565, commission income of $134,510, rental income of $116,294 and foreign exchange gain of $13,381. Other income and exchange gain for the fiscal year ended March 31, 2025 was mainly comprised of interest income of $320,180, sundry income of $153,028, commission income of $153,695, rental income of $121,026 and foreign exchange gain of $146,051.

Interest Expense

Our interest expense decreased by 35% to $81,790 for the fiscal year ended March 31, 2026, from $126,196 for the fiscal year ended March 31, 2025. Interest expense mainly comprises the interest on loan. The decrease in interest expense was primarily due to the decline in HIBOR during the reporting period.

Income Tax Expense

Our income tax expense increased to $791,871 for the fiscal year ended March 31, 2026 from $657,566 for the fiscal year ended March 31, 2025. The increase was due to our increase in profit before income tax. Our effective tax rate was 20.7% for the year ended March 31, 2025 and 22% for the year ended March 31, 2026, respectively. For information on taxes imposed by the Cayman Islands, Hong Kong and Vietnam, please see Item 10. “Additional Information - Material Income Tax Considerations.”

Net Income

As a result of the foregoing, our net profit increased to $2,807,006 for the fiscal year ended March 31, 2026 from $2,512,340 for the fiscal year ended March 31, 2025. Our net profit margin for the fiscal year ended March 31, 2026 rise to 6.6% from 6.4% for the fiscal year ended March 31, 2025 as a result of our increased gross profit margin during our 2026 fiscal year.

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

General and Administrative Expenses

General and administrative expenses are mainly comprised of staff costs and directors’ remuneration, travel and transportation expenses, depreciation expenses, CECL provision, inventory impairment provision, lease expenses, office expenses, bank charges, professional fees, audit fees and other miscellaneous expenses. Our general and administrative expenses increased by 27% to $5,540,564 from $4,348,458 for the fiscal year ended March 31, 2025 primarily due to increases in officers’ and directors’ remuneration, which together account for approximately 64% of general and administrative expenses, and professional fees which account for approximately 9% of general and administrative expenses.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Our use of cash is primarily related to operating activities and repayment of bank loans for normal business operation. We financed our operations primarily through our cash flow generated from our operations and bank borrowings and we also received $6,340,537 of net proceeds from our initial public offering.

The table below summarizes our cash flows information for the years as indicated:

	For the fiscal year ended March 31,
	2024	2025	2026
	US$	US$	US$
Cash and cash equivalents and restricted cash at the beginning of the year	5,959,927	5,161,818	10,669,134
Net cash provided by (used in) operating activities	(1,500,098)	7,226,013	3,901,254
Net cash provided by (used in) investing activities	17	(1,021,495)	(678,691)
Net cash provided by (used in) financing activities	701,972	(669,868)	786,216
Effect of exchange rate changes on cash	—	(27,334)	51,387
Cash and cash equivalents and restricted cash at the end of the year	5,161,818	10,669,134	14,729,300

Operating Activities

Cash flows from operating activities reflected net income for the year adjusted for non-cash items such as depreciation, gain on disposal of property, plant and equipment, provision for inventories, deferred tax expenses, non-cash operating lease expense, share-based compensation and changes in working capital.

Net cash provided by operating activities was $3,901,254 for the year ended March 31, 2026, compared to net cash provided by operating activities of $7,226,013 for the year ended March 31, 2025, representing a decrease of approximately $3,324,759 in the net cash inflow from operating activities. The decrease in net cash inflow in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash inflow of $598,764 for the year ended March 31, 2026 compared to a cash outflow of $719,095 for the same period of 2025, which led to an approximately $1,318,000 increase in net cash inflow from operating activities.

(2)	Change in notes receivable resulted in a cash outflow of $223,390 for the year ended March 31, 2026, compared to a cash inflow of $39,590 for the same period of 2025, which led to an approximately $263,000 decrease in net cash inflow from operating activities.

(3)	Change in prepayment, deposits, and other receivables resulted in a cash outflow of $337,330 for the year ended March 31, 2026 compared to a cash outflow of $326,169 for the same period of 2025, which led to an approximately $11,000 decrease in net cash inflow from operating activities.

(4)	Change in due from related parties resulted in a cash inflow of $nil for the year ended March 31, 2026 compared to a cash inflow of $319,994 for the same period of 2025, which led to an approximately $320,000 decrease in net cash inflow from operating activities.

(5)	Change in accounts payable resulted in a cash inflow of $423,746 for the year ended March 31, 2026 compared to a cash inflow of $1,758,469 for the same period of 2025, which led to an approximately $1,335,000 decrease in net cash inflow from operating activities.

(6)	Change in accruals and other payables resulted in a cash inflow of $15,807 for the year ended March 31, 2026 compared to a cash outflow of $81,765 for the same period of 2025, which led to an approximately $98,000 increase in net cash inflow from operating activities.

(7)	Change in contract liabilities resulted in a cash inflow of $428,246 for the year ended March 31, 2026 compared to a cash inflow of $66,635 for the same period of 2025, which led to an approximately $362,000 increase in net cash inflow from operating activities.

(8)	Change in due to related parties resulted in a cash inflow of $54,739 for the year ended March 31, 2026 compared to a cash inflow of $nil for the same period of 2025, which led to an approximately $55,000 increase in net cash inflow from operating activities.

(9)	Change in income taxes payable resulted in a cash outflow of $242,052 for the year ended March 31, 2026 compared to a cash inflow of $1,362,672 for the same period of 2025, which led to an approximately $1,605,000 decrease in net cash inflow from operating activities.

(10)	Change in inventories resulted in a cash outflow of $1,692,652 for the year ended March 31, 2026 compared to a cash inflow of $1,196,033 for the same period of 2025, which led to an approximately $2,889,000 decrease in net cash inflow from operating activities.

(11)	Change in change in lease liabilities-operating lease resulted in a cash outflow of $584,713 for the year ended March 31, 2026 compared to a cash outflow of $335,680 for the same period of 2025, which led to an approximately $249,000 decrease in net cash inflow from operating activities.

(12)	Net income of $2,807,006 in the year ended March 31, 2026 compared to net income of $2,512,340 for the same period of 2025, which led to an approximately $295,000 increase in net cash inflow from operating activities.

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

Investing Activities

For the year ended March 31, 2026, net cash provided by investing activities was $678,691, which was the result of payment of acquiring property, plant and equipment net off against net proceeds from disposal of property, plant and equipment.

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

Financing Activities

For the year ended March 31, 2026, net cash used in financing activities was $786,216 which was due to the repayment of bank loans of $1,391,827, proceeds from bank loans of $2,948,718, loan from related party of $238,248, net advance from related parties of $134,634 net off against repurchase of treasury stock of $1,143,557.

For the year ended March 31, 2025, net cash used in financing activities was $669,868 which was due to the repayment of bank loans of $645,415, payment of dividend of $400,455, Loan from related party of $200,000, net repayment to related parties of $313,998 and proceeds from contributions by noncontrolling interests of $490,000.

For the year ended March 31, 2024, net cash provided by financing activities was $701,972 which was due to the repayment of bank loans of $603,790, payment of offering costs of $1,055,100, payment of dividend of $1,676,750, net repayment to related parties of $2,302,925 and net off with the result of the proceeds from the issuance of Ordinary Shares net of issuance cost of $6,340,537.

Capital Expenditures

We had capital expenditures of $693,732, $1,021,495 and $198,701 for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. Our capital expenditures were mainly for the acquisition of machinery and equipment and leasehold improvement for JLVN and furniture and fixtures and leasehold improvement for JLHK in the fiscal year ended March 31, 2026, machinery and equipment and leasehold improvement for JLVN in the fiscal year ended March 31, 2025 and furniture and fixtures for JLHK for the fiscal year ended March 31, 2024.

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

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2026, the Company did not have any material litigation or lawsuits filed against it or threatened.

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

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2026:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating leases	532,453	773,053	50,770	—	1,356,276
Bank loans	541,519	1,153,339	1,253,860	—	2,948,718

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

Our Board of Directors currently consists of five directors, comprising two Executive Directors and three independent non-executive Directors. The following table sets forth the names, ages, and titles of our directors, executive officers, and senior management/key personnel:

Directors and Executive Officers	Age	Position
Mr. Danny Tze Ching Wong	69	Chairman of the Board
Mr. Edwin Chun Yin Wong	38	Executive Director and Chief Executive Officer
Mr. Terence Chung Sing, Mak	37	Chief Financial Officer(1)
Mr. Chan Sui Sum	35	Independent Non-Executive Director
Ms. Pun Yiu Candy Alice	40	Independent Non-Executive Director
Mr. Nathaniel Clifton Chan	45	Independent Non-Executive Director

(1)	Mr. Mak is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm.

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

Mr. Terence Chung Sing, Mak has served as our Chief Financial Officer since August 2025. Mr. Mak served as a corporate finance associate at TC Capital Asia Limited from 2013 to 2015 where he was responsible for IPO projects. From 2015 to 2016, he was a corporate finance associate at Euto Capital Partners Limited where he was responsible for mergers and acquisitions transactions for Hong Kong listed companies. From 2016 to 2017, he was an assistant manager in the investment banking division of Guoyuan Capital (Hong Kong) Limited where he was responsible for leading IPO projects and fund-raising transactions for Hong Kong listed companies. From 2018 to 2019, he was a director, board member and responsible officer (holding Type 1 and Type 6 license of The Securities and Futures Commission of Hong Kong (the “SFC”)) of Apastron Capital Limited where he acted as financial advisor to IPO projects and supervised transactions for Hong Kong listed companies. From 2019 to 2020, he was an executive director, board member and responsible officer (holding Type 6 license of the SFC) of Bristol Capital Limited where he was responsible for leading corporate finance projects. From 2021 to 2022, he was an executive director, board member and responsible officer (holding Type 1 and 6 license of the SFC) of Yango International Capital Limited. From 2022 to 2023, he was a director and responsible officer (holding Type 1 and 6 license of the SFC) of China Ease Capital Limited. Since 2024, he has been serving as a director and responsible officer (holding Type 6 license of the SFC) of Sprout Asset Management (Asia) Limited.

Mr. Mak obtained a bachelor of commerce from the University of Toronto St. George in 2009 and a master of accountancy from the Chinese University of Hong Kong in 2020. Mr. Mak is a certified practising accountant (CPA Australia) and a certified management accountant (CMA) of The Institute of Certified Management Accountants (Australia). His professional background includes extensive experience in corporate finance, investment management and corporate governance.

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

Resignation of Independent Director

On August 31, 2025, Ms. Wai Ha Tang resigned as the Chief Financial Officer of J-Long Group Limited (the “Company”). Ms. Tang has indicated her resignation is for personal reasons and not due to any disagreement with the Company. From August 1 to August 31, 2025, Ms. Tang will be taking leave as part of her notice period.

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

Copies of the CEO Employment Agreement and the Chairman Employment Agreement have been incorporated by reference to Exhibits 4.17 and 4.18, respectively, to the 2026 Annual Report.

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

Board of Directors

Our Board of Directors consists of five directors, comprised of two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the Board of Directors in accordance with our second amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested; in voting with respect to any such matter, such director should take into account his or her duties as a director. A director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

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

Board Diversity Matrix as of March 31, 2026

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors and Executives	1	5		N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

The following table summarizes all compensation received by our directors, executive officers and key employees during the fiscal years ended March 31, 2026, 2025 and 2024:

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Fiscal Year	Salary (HK$)	Bonus(1) (HK$)	Other(2) Compensation (HK$)
Mr. Danny Tze Ching Wong(3)	2024	4,827,600	5,000,000	63,800
Chairman	2025	6,500,000	4,000,000	325,000
	2026	6,500,000	5,500,000	175,000

Mr. Edwin Chun Yin Wong(4)	2024	3,633,000	3,000,000	18,000
Director and CEO	2025	5,200,000	2,000,000	18,000
	2026	5,200,000	3,500,000	18,000

Mr. Terence Chung Sing, Mak (9)(10)	2024	Nil	Nil	Nil
CFO	2025	Nil	Nil	Nil
	2026	80,000	Nil	Nil

Ms. Wai Ha Tang(5)	2024	360,000	Nil	Nil
CFO	2025	360,000	Nil	Nil
	2026	120,000	Nil	Nil

Mr. Chan Sui Sum(8)	2024	Nil	Nil	Nil
Independent Non-executive Director	2025	Nil	Nil	Nil
	2026	Nil	Nil	Nil

Mr. Nathaniel Clifton Chan(6)	2024	Nil	Nil	Nil
Independent Non-executive Director	2025	Nil	Nil	Nil
	2026	Nil	Nil	Nil

Ms. Pun Yiu Candy Alice (7)	2024	Nil	Nil	Nil
Independent Non-Executive Director	2025	Nil	Nil	Nil
	2026	Nil	Nil	Nil

(1)	On December 31, 2025, January 13, 2025 and March 5, 2024, the Board of Directors authorized payment of bonuses to Mr. Danny Wong and Mr. Edwin Wong in recognition of the dedication and excellent services provided by both to further the Company’s goals of expansion and increasing revenues and gross profit for the fiscal year 2026, 2025 and 2024, respectively.

(2)	Includes amounts paid into the MPF for Mr. Edwin Wong and Mr. Danny Wong.

(3)	Mr. Danny Tze Ching Wong was appointed as Chairman of the Board of Directors in July 2022.

(4)	Mr. Edwin Chun Yin Wong was appointed as a member of the Board of Directors and the CEO in July 2022.

(5)	Ms. Tang is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm. Amount shown was paid to the outside consulting firm that provides Ms. Tang’s services to the Company. And she has resigned as the Chief Financial Officer on August 31, 2025.

(6)	Mr. Nathaniel Chan were appointed as independent non-executive directors effective with the closing of the IPO effective December 29, 2023.

(7)	Ms. Pun was appointed as an independent non-executive director effective April 2, 2024.

(8)	Mr. Chan Sui Sum was appointed as an independent non-executive director effective November 15, 2024.

(9)	Mr. Terence Chung Sing, Mak was appointed as the Chief Financial Officer effective August 1, 2025.

(10)	Mr. Mak is not an employee of the Company but is provided to the Company pursuant to a contract between the Company and an outside consulting firm. Amount shown was paid to the outside consulting firm that provides Mr. Mak’s services to the Company.

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

Equity Compensation Plan Information

On June 17, 2024, our Board of Directors authorized and adopted a 2024 equity incentive plan (the “2024 Equity Incentive Plan”), providing a means by which the Company may attract and retain key personnel, and directors, officers, managers, employees, consultants and advisors of the Company could acquire and maintain an equity interest in the Company or be paid incentive compensation, strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company’s shareholders. The 2024 Equity Incentive Plan provides for the reservation of 628,000 (post-reverse stock split) Class A Ordinary Shares (post re-designation and re-classification) for allotment and issuance as fully paid and non-assessable pursuant to any incentive stock option, non-qualified stock option, stock appreciation right, restricted stock unit, stock bonus award or performance compensation award that may be granted under the 2024 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

Under the 2024 Equity Incentive Plan, the Company granted 621,720 shares (post-reverse stock split) at $3.05 per share to four consultants and one employee on November 26, 2024 (155,430, 155,430, 155,430, 77,715, and 77,715 shares respectively) and accrued US$1,241,651 and US$ 654,595 for selling expenses for the fiscal year ended March 31, 2026 and 2025, respectively. These shares were awarded with no vesting period and are amortized straight-line over the service period for 1 year tied to specified tasks.

Employees

As of March 31, 2026, JLHK and JLVN employed a total number of 66 and 157 full-time employees respectively. JLHK and JLVN had a total of 66 and 101 full-time employees as of March 31, 2025. Employees were stationed in Hong Kong and Vietnam. The following table sets out a breakdown of our employees by function:

	As of March 31, 2026	As of March 31, 2025
Management	4	5
Administration and human resources	8	7
Accounting and finance	7	8
Sales and marketing	35	33
Production	95	65
Customer service	18	14
Warehouse/inventory management	8	10
Quality control	34	21
Product design and development	14	4
Total	223	167

We believe JLHK and JLVN maintain a good working relationship with employees, and have not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the fiscal years ended March 31, 2026 and 2025.

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

Labor unions, labor and safety incidents

Our Operating Subsidiary has not set up a labor union for employees. Our Operating Subsidiary strives to maintain good relationships with its employees and provides them with a safe working environment. During the fiscal years ended March 31, 2026 and 2025 and through the date of this Annual Report, our Operating Subsidiary did not experience any form of industrial action of its employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiary.

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

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiary in Hong Kong for the fiscal years ended March 31, 2026 and 2025 amounted to approximately HK$645,380 and HK$662,482 (approximately US$87,241 and US$84,934), respectively. JLHK has no other obligation to make payments in respect of retirement benefits of the employees.

Vietnam Social Security

Vietnam’s social security policy is managed primarily by the Vietnam Social Security (VSS), encompassing social insurance, health insurance, and unemployment insurance. The system relies on both contributory (employee and employer contributions) and non-contributory (social assistance for vulnerable groups) components. The social insurance program is a pay-as-you-go system, meaning current worker contributions fund retiree benefits.

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

The contributions to the VSS are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the VSS of our Operating Subsidiary in Vietnam for the fiscal years ended March 31, 2026 and 2025 amounted to approximately VND 2,354,697,240 and VND 550,590,760 (approximately US$89,895 and US$21,792). JLVN has no other obligation to make payments in respect of retirement benefits of the employees

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

As of the date of this Annual Report, we have 3,761,701 Ordinary Shares issued and 3,565,201 Ordinary Shares outstanding (excluding 196,500 treasury stock), comprising 1,652,701 Class A Ordinary Shares issued, 1,456,201 Class A Ordinary Shares outstanding (excluding 196,500 treasury stock) and 2,109,000 Class B Ordinary Shares issued and outstanding.

Name of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Voting Power(3)
Named Executive Officers and Directors:
Mr. Danny Tze Ching Wong(1)(2)	-	1,809,000	82.91%
Mr. Edwin Chun Yin Wong(1)(2)	-	300,000	13.75%
Mr. Terence Chung Sing, Mak(1)	-	-	0.00%
Ms. Wai Ha Tang(1)(5)	-	-	0.00%
Mr. Stephen Wayland Kan(1)	-	-	0.00%
Mr. Nathaniel Clifton Chan(1)	-	-	0.00%
Ms. Pun Yiu Candy Alice(1)	-	-	0.00%
All executive officers and directors as a group (6 persons)	-	2,109,000	96.66%

5% or Greater Shareholders
Mr. Danny Tze Ching Wong(1)(2)	-	1,809,000	82.91%
Mr. Edwin Chun Yin Wong(2)	-	300,000	13.75%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is 3A, Hong Kong Spinners Industrial Building (Phase 1&2), No. 800, Cheung Sha Wan Road, Kowloon, Hong Kong.

(2)	Mr. Danny Tze Ching Wong, our chairman of the Board and director, is the father of Mr. Edwin Chun Yin Wong, our chief executive officer and director. Messrs. Edwin Chun Yin Wong and Danny Tze Ching Wong do not share the same household nor do they share beneficial ownership over the Class B Ordinary Shares the other owns.

(3)	Based on 1,652,701 Class A Ordinary Shares (1 vote per share) issued, 1,456,201 Class A Ordinary Shares (1 vote per share) outstanding (excluding 196,500 treasury stock) and 2,109,000 Class B Ordinary Shares (20 votes per share) issued and outstanding as of the date of this Annual Report.

(5)	Ms. Wai Ha Tang resigned her position as the Chief Financial Officer of the Company and Mr. Terrence Chun Sing, Mak was appointed as the Chief Financial Officer of the Company effective August 1, 2025.

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

Related Party Transactions

We have adopted an audit committee charter, which was amended on July 26, 2024, that requires the audit committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee. During the fiscal years ended March 31, 2024, 2025 and 2026, we, including the Operating Subsidiary, entered into the following transactions with our related parties:

List of Related Parties

Name	Relationship
Mr. Danny Tze Ching Wong (“Mr. Danny Wong”)	Director, Chairman of the Board of Director and Controlling Shareholder
Mr. Edwin Chun Yin Wong (“Mr. Edwin Wong”)	Director and Chief Executive Officer, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun (“Ms. Lui”)	Spouse of Mr. Danny Wong
Charm Vision Holdings Limited (“Charm Vision”)	A company owned as to 99.9% by Mr. Danny Wong and 0.1% by the spouse of Mr. Danny Wong
J-Long Group Limited (“JLGL”)	A company owned as to 10% by Mr. Danny Wong and 90% by Mr. Edwin Wong
Mega Image Production Limited (“Mega Image”)	A company owned as to 90.91% by Charm Vision and 9.09% by Mr. Danny Wong
Guangdong Rongmian Accessories Technology Co., Ltd. (“Guangdong Rongmian”)	A company owned as to 40% by Mr. Edwin Wong
Jiaxing Newsole Reflective Material Co., Ltd. (“Jiaxing Newsole”)	A company owned as to 90% by New Sole (Shanghai) Technology Ltd., which is owned as to 33% by Mr. Danny Wong
New Sole (Shanghai) Technology Ltd. (“New Sole”)	A company owned as to 33% by Mr. Danny Wong
Xsafe Limited (“Xsafe”)	A company wholly owned by Mr. Danny Wong
Everlink Enterprises Limited (“Everlink”)	A company wholly owned by Mr. Danny Wong
J-Long Vietnam Company Limited	A company wholly owned by Mr. Danny Wong
J-Long Trims Pte. Ltd.	The Company is controlled by controlling shareholder of Guangdong Rongmian Accessories Technology Co., Ltd, and Wong Tze Ching is the director of the Company, and hold 49.00% stake in J-Long Trims Vietnam Co., Ltd
Guanrong Technology (Shaoguan) Co., Ltd. (“Guanrong Technology”)	A company owned as to 20% by Mr. Edwin Wong

Transactions with Related Parties

Related party transactions during the years ended March 31, 2025 and 2026

	Nature	2025	2026
		US$	US$
Guangdong Rongmian	Purchase of garment trims(1)	7,808,587	7,874,751
Guangdong Rongmian	Commission income(1)	111,326	118,596
New Sole	Purchase of garment trims(2)	2,198,891	3,028,986
Jiaxing Newsole	Purchase of garment trims(3)	990,417	842,510
J-Long Vietnam Company Limited	Sales of garment trims(4)	—	52,177
J-Long Vietnam Company Limited	Purchase of garment trims(4)	66,110	17,175
J-Long Vietnam Company Limited	Administrative service(4)	128,539	111,705
Guanrong Technology	Sales of garment trims(5)	—	49,045

(1)	During the normal course of business, Guangdong Rongmian acted as a supplier of garment trims to JLHK and JLVN, and also engaged JLHK as a sales agent.

(2)	During the normal course of business, JLHK engaged New Sole as a supplier for the purchase of garment trims.

(3)	During the normal course of business, JLHK engaged Jiaxing Newsole as a supplier for the purchase of garment trims.

(4)	During the normal course of business, JLHK engaged J-Long Vietnam Company Limited as a customer for the sales of garment trims and supplier for the purchase of garment trims and administrative service.

(5)	During the normal course of business, JLHK and JLVN engaged Guanrong Technology as a customer for the sale of garment trims.

Leases

JLHK leased real property from related parties during the years ended March 31, 2025 and 2026 as follows:

Name	Premise	Rental payment for the year ended March 31, 2025	Rental payment for the year ended March 31, 2026
		US$	US$
Charm Vision(1)	Office and warehouse	157,202	151,782
Charm Vision(2)	Carpark	8,923	5,026
Everlink(3)(4)(5)	Office and warehouse	103,815	75,665

(1)	During April 2022, the Company entered into four lease agreements with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD 216,831 and USD 216,831 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD 1,564, USD 2,812, USD 5,460 and USD 2,812 respectively. As of March 31, 2025 and 2026, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 159,090 and USD 12,589 respectively, and the corresponding operating lease right-of-use assets of USD 155,058 and USD 11,927 respectively, for J-Long’s office and warehouse lease.

(2)	During January 2023, the Company entered into a lease agreement with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for the carpark. The lease term is two years. We paid aggregate rent related to carpark was USD 3,077 and USD 12,308 for the year ended March 31, 2023 and 2024, respectively. The leases agreement has been renewed during May 2024, the lease term is two years, and the monthly rent is USD 718. The lease has been early terminated in October 2025. As of March 31, 2025 and 2026, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 9,031 and USD nil respectively, and the corresponding operating lease right-of-use assets of USD 8,801 and USD nil respectively, for carpark lease.

(3)	On October 11, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,250,000 (approximately US$288,462). On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022 to October 12, 2024 at an annual rent of HK$187,020 (approximately US$23,977). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$130,920 (approximately US$16,785).

(4)	On October 20, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,430,000 (approximately US$311,538). On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022 to October 19, 2024 at an annual rent of HK$199,800 (approximately US$25,615). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$139,860 (approximately US$17,930).

(5)	On October 27, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit D on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$9,800,000 (approximately US$1,256,410). On October 27, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 27, 2022 to October 26, 2024 at an annual rent of HK$730,080 (approximately US$93,600). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024 and a reduced annual rent of HK$511,056 (approximately US$65,520). The lease has been early terminated in November 2025.

Bank Facilities

Bank borrowings as of March 31, 2024, 2025 and 2026 are as follows:

					Balance as of March 31,
Lender	Type	Maturity date	Currency	Interest rate	2024	2025	2026
					US$	US$	US$
The Hongkong & Shanghai Banking Corporation Ltd(1)	Mortgage	March 2031	HKD	HIBOR+1.2%	—	—	2,948,718
Hang Seng Bank Limited(1)	Mortgage	March 2027(2)	HKD	HIBOR+1.6%	441,402	302,685	—
Hang Seng Bank Limited(1)	Mortgage	March 2027(2)	HKD	HIBOR+1.6%	712,018	488,257	—
Hang Seng Bank Limited(1)	Mortgage	March 2027(3)	HKD	HIBOR+1.6%	196,653	134,852	—
Hang Seng Bank Limited(1)	Mortgage	December 2026(3)	HKD	HIBOR+1.4%	283,200	185,250	—
Hang Seng Bank Limited(1)	Mortgage	April 2027(3)	HKD	HIBOR+1.6%	403,969	280,783	—
Total					2,037,242	1,391,827	2,948,718

(1)	JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited joint or personal guarantee by Mr. Danny Wong and the spouse of Mr. Danny Wong; and

(b)	Legal charge over properties beneficially owned by JLHK, Mr. Danny Wong and the spouse of Mr. Danny Wong.

(2)	The Company early settled the loan in March 2026.

(3)	The Company early settled the loan in February 2026.

Due From (To) Related Parties

Due from (to) related parties consist of the following:

			As of March 31,
Name	Nature	Classification	2025	2026
			US$	US$
Mr. Danny Wong	Advance to director	Amount due to related party(1)	—	(134,059)
JLGL	Advance from a related party	Amounts due from related party	1,639	1,639
J-Long Vietnam Company Limited	Advance from/(to) to a related party	Amount due from/(to) related party	2,995	(52,319)

(1)	During the years ended March 31, 2026 and 2025, the largest amount outstanding due from Mr. Danny Wong were US$nil, US$1,157,561, respectively.

The above amounts were unsecured, interest free, had no specific repayment terms and were of non-trade nature.

Accounts Receivable/Payable

Accounts receivable/payable consist of the following:

			As of March 31,
Name	Nature	Classification	2025	2026
			US$	US$
Guanrong Technology	Sales of garment trims	Accounts receivable	—	16,022
J-Long Vietnam Company Limited	Sales of garment trims	Accounts receivable	—	20,885
Guangdong Rongmian	Purchase of garment trims	Accounts payable	1,785,191	1,787,430
Jiaxing Newsole	Purchase of garment trims	Accounts payable	123,346	—
New Sole	Purchase of garment trims	Accounts payable	429,630	288,728

Prepaid expenses and other current assets, net

			As of March 31,
Name	Nature	Classification	2025	2026
			US$	US$
Guangdong Rongmian	Commission receivable	Prepayment, deposit and other receivable	46,854	60,524
Jiaxing Newsole	Other receivable	Prepayment, deposit and other receivable	—	168,921
Charm Vision	Security deposit	Prepayment, deposit and other receivable	—	12,648
Everlink	Security deposit	Prepayment, deposit and other receivable	—	2,893

Loans from related parties

Related parties consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Name
J-Long Trims Pte. Ltd.	200,000	438,248

The Company has two loans from a related party, each with an original term of 12 months. The first loan commenced in March 2025 and was extended for an additional 12 months during the year ended March 31, 2026. The second loan commenced in July 2025. The terms of the loans may be further extended by mutual written agreement of the parties. The loans bear interest at 4% per annum, with interest payable upon maturity. Interest expense for the years ended March 31, 2026 and 2025 was US$14,944 and US$504, respectively. Accrued interest payable as of March 31, 2026 and 2025 was US$15,341 and US$507, respectively.

Other Transactions

The Company rents a residential property owned by it to Mr. Danny Wong for which Mr. Wong paid the Company approximately US$64,103 in rent for the year ended March 31, 2026.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our shares commenced trading on the Nasdaq Global Market on January 24, 2024 under the symbol “JL.” The CUSIP number for our Class A Ordinary Shares is G5191U120.

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

Name	Position	Nationality	Residence
Mr. Danny Tze Ching Wong	Chairman of the Board	Chinese and Canadian	Hong Kong
Mr. Edwin Chun Yin Wong	Director and Chief Executive Officer	Chinese and Canadian	Hong Kong
Ms. Terence Chung Sing, Mak	Chief Financial Officer	Chinese	Hong Kong
Mr. Chan Sui Sum	Independent Director	Chinese	Hong Kong
Ms. Pun Yiu Candy Alice	Independent Director	Chinese	Hong Kong
Mr. Nathaniel Clifton Chan	Independent Director	Chinese and Australian	Hong Kong

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

Share Capital

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$51,000 divided into 133,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 3,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes, with a par value of US$0.000375 each.

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

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote for every Class A Ordinary Share and twenty (20) votes for every Class B Ordinary Share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid-up or credited as paid-up on a share in advance of calls or instalments is treated for this purpose as paid-up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one (1) vote for every Class A Ordinary Share and twenty (20) votes for every Class B Ordinary Share which is fully paid or credited as fully paid. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. On a poll, a member entitled to more than one (1) vote need not use all his votes or cast all the votes he does use in the same way.

Second Amended and Restated Memorandum and Articles of Association

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

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Second Amended and Restated Memorandum and Articles of Association, as further amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Second Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Neither the Companies Act nor our Second Amended and Restated Articles of Association provide for shareholder action by written consent.

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

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Second Amended and Restated Memorandum and Articles of Association may only be amended by special resolution.

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

Material Income Tax Considerations

The following is a discussion of certain Cayman Islands, Hong Kong and United States income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands, Hong Kong and United States laws.

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

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Class A Ordinary Shares or with respect to the receipt of dividends on their Class A Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

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

As for corporate income tax, (i) an enterprise established pursuant to the laws of Vietnam must pay tax on taxable income arising outside Vietnam, and (ii) a foreign enterprise with a resident establishment in Vietnam must pay tax on taxable income arising outside Vietnam and relating to the operation of such resident establishment. Resident establishment of a foreign enterprise means a production and/or business establishment via which a foreign enterprise conducts part or all of its production and/or business activities in Vietnam such as branches, operational offices and other forms as provided under the laws of Vietnam. The standard corporate income rate for all enterprises in Vietnam, both local and foreign is 20%. Additionally, eligible enterprises enjoy a preferential tax treatment of “two years of tax exemption followed by four years of 50% tax reduction”.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchased our Class A Ordinary Shares pursuant to our IPO and hold such Class A Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Class A Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Class A Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

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

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Class A Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Class A Ordinary Shares would be classified as a capital gain or loss.

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

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Global Market and are regularly traded. A mark-to-market election will not apply to the Class A Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A Ordinary Shares.

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

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Class A Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Class A Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Class A Ordinary Shares under the laws of their country of citizenship, residence or domicile.

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

If our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares.

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

Bank deposits are only placed with creditworthy financial institutions. Management does not expect any financial institutions will fail to meet their obligations resulting in material credit losses to us. Credit risks associated with account receivables, deposits and prepayment are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and   reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses.

In respect of our investment in marketable debt securities, which are exposed to the securities issuers’ risk of default in paying coupons on time or at all, we regularly monitor the financial conditions of the debt securities issuers and any change in their credit ratings to make further investment decisions.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customer operates and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of March 31, 2025 and 2026, 35% and 47%, respectively, of our total accounts receivable were due from our five largest customers.

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

As the Hong Kong dollar is pegged to the US dollar and the exchange rate of the Renminbi and VND against the US dollar experienced fluctuations over the three and two year ended March 31, 2026, respectively, management believes that we are not exposed to significant currency risk.

The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 basis points (“bps”) in year-end exchange-rates, applied to the Company’s net balances of trade receivables and trade payables in foreign currencies.

	At March 31, 2024			At March 31, 2025			At March 31, 2026
Foreign Currency	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)	Notional profit before tax expense (US$)	Impact on profit before tax expense +500 bps (US$)	Impact on profit before tax expense -500 bps (US$)
RMB	910,501	45,525	(45,525)	3,335,022	166,751	(166,751)	43,934	2,197	(2,197)
VND	-	-	-	(165,116)	(8,256)	8,256	76,505	3,825	(3,825)

We currently do not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Price Risk

We held investment in marketable debt securities which are exposed to market price fluctuation risk. To manage this risk, our management continuously monitors the financial condition of the security issuers and market price fluctuations. Appropriate actions including selling the position will be taken should the need arise. For the years ended March 31, 2024, 2025 and 2026, losses resulting from the impairment of investment in marketable debt securities to reflect the decline in value considered to be other-than-temporary were US$42,291, US$55 and USD$nil, respectively.

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

For the year ended March 31, 2024			For the year ended March 31, 2025			For the year ended March 31, 2026
Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)	Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)	Notional principal amounts of the floating loan	Impact on net interest (expenses)/ income +250 bps (US$)	Impact on net interest (expenses)/ income -250 bps (US$)
4,224,359	(3,649)	3,649	4,224,359	(2,542)	2,542	2,948,718	(996)	996

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of March 31, 2026, the Company determined that our internal control over financial reporting was not effective. The material weaknesses identified were as follows:

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended March 31, 2026, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. However, to address prior material weaknesses, the Company has engaged external accounting consultants with expertise in U.S. GAAP and SEC requirements to support our finance and accounting team. This effort is ongoing, with planned improvements continuing through the fiscal year ending March 31, 2026, to enhance the effectiveness of our internal controls.

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

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is incorporated by reference to Exhibit 11.1 to the Annual Report for the fiscal year ended March 31, 2026.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended March 31, 2025 and 2026:

	Financial Year Ended March 31, 2025		Financial Year Ended March 31, 2026
Audit Fees		$185,000		$185,000
Audit Related Fees		$5,000	$	Nil
All Other Fees	$	Nil	$	Nil
Total		$190,000		$185,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. On April 15, 2026, we obtained a home country practice opinion from our Cayman Islands counsel, Ogier, pursuant to Nasdaq Rule 5615(a)(3), permitting us to follow Cayman Islands home country practice in lieu of certain Nasdaq corporate governance requirements. The significant differences between Cayman Islands companies’ corporate governance practices and those followed by United States companies under the Nasdaq Rules are summarized as follows:

●	Rule 5605(b)(1), which requires that the board of directors consist of a majority of independent directors compared to Cayman Islands corporate law, which permits a board of directors to consist of less than a majority of independent directors. We comply with Rule 5605(b)(1) as our Board of Directors includes three independent directors.

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, by a majority of the independent directors or by a nominations committee comprised solely of independent directors compared to Cayman Islands corporate law, which contains no requirements for the selection of director nominees. We comply with Rule 5605(e) in that we have a nominations committee comprised solely of independent directors that is responsible for making recommendations to the Board regarding the selection and approval of director nominees.

●	Rule 5605(c)(2)(A), which requires each company to have an audit committee of at least three members, each of whom is an independent director, compared to Cayman Islands corporate law which does not require an audit committee. We comply with Rule 5605(c)(2)(A) in that our audit committee is comprised of three members, each of whom is an independent director.

●	Rule 5605(b)(2), which requires that regular sessions be held where only independent directors are present compared to Cayman Islands corporate law that does not require us to hold regular executive sessions. We follow our home country law.

●	Rule 5620(a), which requires us to hold an annual general meeting of shareholders within one year after end of each fiscal year. We did not hold an annual general meeting of shareholders for the fiscal year ended March 31, 2026, although we held an extraordinary general meeting of shareholders on August 7, 2025. We follow our home country law.

●	Rule 5635(c), which requires us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended compared to Cayman Islands corporate law that does not require shareholder approval for the issuance of securities upon establishment or material amendment of such plans. If we adopt any such plan, we intend to follow our home country law.

Other than as indicated above, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other disposition of its securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Global Market.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2026.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

J-Long Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of J-Long Group Limited and its subsidiaries (the Company) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Denver, Colorado

July 28, 2026

J-LONG GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2026 AND 2025

	For the years ended March 31,
	2025	2026
	USD	USD
Assets
Current assets:
Cash and cash equivalents	10,669,134	14,729,300
Accounts receivable, net – third parties, net of credit loss allowance of US$22,794 and US$22,794	3,102,393	2,466,722
Accounts receivable, net – related parties, net of credit loss allowance of US$nil and US$nil	—	36,907
Investment in marketable debt securities	2,220	—
Inventories, net	3,066,276	4,278,732
Notes receivable	103,522	326,912
Prepaid expenses and other current assets, net	2,027,376	1,076,690
Due from related parties	4,634	1,639
Total current assets	18,975,555	22,916,902
Property, plant and equipment, net	3,224,673	3,523,372
Right-of-use assets – Operating lease	983,097	1,213,030
Deposit	178,786	221,243
Deferred tax assets	92,026	96,896
Total non-current assets	4,478,582	5,054,541
TOTAL ASSETS	23,454,137	27,971,443

Liabilities
Current liabilities:
Bank loans – current	685,016	541,519
Operating lease liabilities – current	153,579	439,072
Operating lease liabilities – current – related parties	251,567	27,367
Accounts payable – third parties	1,929,201	2,615,663
Accounts payable – related parties	2,338,167	2,076,158
Accruals and other current liabilities	679,227	695,034
Contract liabilities	427,110	855,356
Loans from related parties	200,000	438,248
Due to related parties	—	186,378
Income taxes payable	423,693	181,641
Total current liabilities	7,087,560	8,056,436

Non-current liabilities
Bank loans – non-current	706,811	2,407,199
Operating lease liabilities – non-current	593,749	771,808
Operating lease liabilities – non-current – related parties	21,617	5,046
Total non-current liabilities	1,322,177	3,184,053
TOTAL LIABILITIES	8,409,737	11,240,489

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares (US$0.000375 par value each; 136,000,000 shares authorized; 3,761,701 shares issued and outstanding as of March 31, 2025)	1,410	—
Class A ordinary shares (US$0.000375 par value each; 133,000,000 shares authorized; 1,652,701 shares issued and 1,456,201 shares outstanding as of March 31, 2026)	—	615
Class B ordinary shares (US$0.000375 par value each; 3,000,000 shares authorized; 2,109,000 shares issued and outstanding as of March 31, 2026)	—	795
Additional Paid-in Capital	6,193,646	6,193,646
Accumulated other comprehensive income/(loss)	(23,364)	11,753
Non-controlling interests	405,122	434,651
Treasury stock (1)	—	(1,143,557)
Retained earnings	8,467,586	11,233,051
Total shareholders’ equity	15,044,400	16,730,954
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,454,137	27,971,443

(1)	Share Repurchase Program (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Revenues	28,378,669	39,075,090	42,228,757
Cost of sales	21,581,411	27,817,851	27,885,992
Gross profit	6,797,258	11,257,239	14,342,765

Operating expenses:
Selling and marketing expenses	2,068,502	3,318,418	4,430,677
General and administrative expenses	4,348,458	5,540,564	6,955,575
Total operating expenses	6,416,960	8,858,982	11,386,252

Income from operations	380,298	2,398,257	2,956,513

Other income (expenses):
Other income (expenses)	173,053	751,794	710,773
Foreign currency exchange gain	503,101	146,051	13,381
Interest expenses	(145,951)	(126,196)	(81,790)
Total other income (expense)	530,203	771,649	642,364

Income before tax expense	910,501	3,169,906	3,598,877
Income tax expense	126,841	657,566	791,871
Net income attributable to ordinary shareholders	783,660	2,512,340	2,807,006

Net (loss)/income attributable to non-controlling interest	-	(80,908)	41,541

Net income attributable to J-LONG GROUP LIMITED	783,660	2,593,248	2,765,465

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	414	-	-
Foreign currency translation adjustments	-	(27,334)	23,105
Total other comprehensive income	414	(27,334)	23,105

Comprehensive income attributable to ordinary shareholders	784,074	2,485,006	2,830,111

Comprehensive income attributable to non-controlling interests	-	(84,878)	29,529

Total comprehensive income attributable to J-LONG GROUP LIMITED	784,074	2,569,884	2,800,582

Net income per share attributable to ordinary shareholders
Basic and diluted	0.26	0.80	0.75
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	3,024,932	3,255,822	3,667,169

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024

	Number of shares						Additional		Accumulated other		Non-	Total
	Ordinary	Ordinary share		Ordinary	Ordinary share		Paid-in	Retained	comprehensive	Treasury	controlling	stockholders’
	share	Class A	Class B	share	Class A	Class B	Capital	earnings	income/(loss)	shares	Interest	equity
				USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance as of March 31, 2023	3,000,000	—	—	1,125	—	—	256,410	11,090,678	(414)	—	—	11,347,799
Dividend declared	—	—	—	—	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Early redemption of investment in marketable debt securities, net of tax	—	—	—	—	—	—	—	—	414	—	—	414
Issuance of ordinary share upon the completion of IPO, net of issuance cost	140,000	—	—	53	—	—	4,041,222	—	—	—	—	4,041,275
Net income	—	—	—	—	—	—	—	783,660	—	—	—	783,660
Balance as of March 31, 2024	3,140,000	—	—	1,178	—	—	4,297,632	5,874,338	—	—	—	10,173,148
Contribution by Non-controlling interest	—	—	—	—	—	—	—	—	—	—	490,000	490,000
Shared-based awards	621,701	—	—	232	—	—	1,896,014	—	—	—	—	1,896,246
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(23,364)	—	(3,970)	(27,334)
Net income	—	—	—	—	—	—	—	2,593,248	—	—	(80,908)	2,512,340
Balance as of March 31, 2025	3,761,701	—	—	1,410	—	—	6,193,646	8,467,586	(23,364)	—	405,122	15,044,400
Share re-designation	(3,761,701)	1,652,701	2,109,000	(1,410)	615	795	—	—	—	—	—	—
Repurchase of Common Stock	—	—	—	—	—	—	—	—	—	(1,143,557)	—	(1,143,557)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	35,117	—	(12,012)	23,105
Net income	—	—	—	—	—	—	—	2,765,465	—	—	41,541	2,807,006
Balance as of March 31, 2026	—	1,652,701	2,109,000	—	615	795	6,193,646	11,233,051	11,753	(1,143,557)	434,651	16,730,954

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Operating activities
Net income	783,660	2,512,340	2,807,006
Non-cash item adjustments:
Depreciation	147,767	221,394	380,938
Non-cash operating lease expenses	362,255	370,177	577,561
Gain on disposal of property, plant and equipment	—	—	(12,821)
Provision for inventories	116,115	186,823	470,624
Loss from early redemption of marketable debt securities	496	—	—
Unrealized loss on Securities Investment	—	55	—
Credit loss	33,509	—	—
Deferred income tax expense (recovery)	(12,428)	(55)	(4,870)
Share-based awards	—	654,595	1,241,651
Change in operating assets and liabilities:
Accounts receivable – third parties	(254,817)	(753,019)	635,671
Accounts receivable – related parties	(16,362)	33,924	(36,907)
Notes receivable	250,330	39,590	(223,390)
Prepayment, deposits and other receivable	(518,636)	(326,169)	(337,330)
Due from related parties	(87,081)	319,994	—
Accounts payable – third parties	(1,497,558)	569,731	683,816
Accounts payable – related parties	(1,232,643)	1,188,738	(260,070)
Accruals, and other current liabilities	224,631	(81,765)	15,807
Contract liabilities	100,343	66,635	428,246
Due to related parties	325,976	—	54,739
Income tax payable	(1,079,215)	1,362,672	(242,052)
Inventories	1,220,369	1,196,033	(1,692,652)
Lease liabilities – operating lease	(366,809)	(335,680)	(584,713)
Cash provided by/(used in) operating activities	(1,500,098)	7,226,013	3,901,254

Investing activities
Payment for acquiring property, plant and equipment	(198,701)	(1,021,495)	(693,732)
Proceeds from disposal of property, plant and equipment	—	—	12,821
Proceeds from redemption of marketable debt securities	198,718	—	2,220
Cash provided by/(used in) investing activities	17	(1,021,495)	(678,691)

Financing activities
Repayment of bank loans	(603,790)	(645,415)	(1,391,827)
Proceeds from bank loans	—	—	2,948,718
Payment for offering costs	(1,055,100)	—	—
Loan from related parties	—	200,000	238,248
Advance from related parties	20,619,251	3,238,437	651,874
Repayment to related parties	(22,922,176)	(3,552,435)	(517,240)
Payment of dividend	(1,676,750)	(400,455)	—
Proceeds from contributions by noncontrolling interests	—	490,000	—
Proceeds from issuance of common stock, net of issuance costs	6,340,537	—	—
Repurchase of treasury stock	—	—	(1,143,557)
Cash (used in)/provided by financing activities	701,972	(669,868)	786,216

Effect of exchange rate changes on cash	—	(27,334)	51,387
Net change in cash and cash equivalents and restricted cash	(798,109)	5,507,316	4,060,166
Cash and cash equivalents and restricted cash as of beginning of the year	5,959,927	5,161,818	10,669,134
Cash and cash equivalents and restricted cash as of the end of the year	5,161,818	10,669,134	14,729,300

Supplementary Cash Flows Information
Cash paid for interest	145,951	101,678	39,844
Cash received from interest	40,734	320,180	416,547
Cash paid(refund) for income tax	1,218,484	(704,997)	1,038,785

Supplementary Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operation lease liabilities	—	1,338,939	857,403
Dividends declared and offset against amounts due from related parties	3,922,795	—	—
Amounts due from related parties offset against accounts payable between Danny Wong and a supplier	—	300,009	—

The accompanying notes are an integral part of these consolidated financial statements.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

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

Details of the Company and its subsidiaries are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2025	2026
J-Long Group Limited (the “Company”)	July 25, 2022	Parent	Parent	Cayman Islands	Investment holdings
Stratum Star Limited (“Stratum Star”)	August 24, 2022	100%	100%	The British Virgin Islands	Investment holdings
Alpine Eagle Limited (“Alpine Eagle”)	August 24, 2022	100%	100%	The British Virgin Islands	Investment holdings
J-Long Limited (“JLHK”)	December 13, 1985	100%	100%	Hong Kong	Provision of apparel solution services
Sun Choice Enterprises Limited (“Sun Choice”)	November 10, 2017	100%	100%	Hong Kong	Inactive
J-Long Trims Vietnam Co., LTD(“JLVN”)	May 27, 2024	51%	51%	Vietnam	Provision of apparel solution services

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (cont.)

Basis of presentation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Reclassifications

Certain prior period balances were reclassified to conform to the current period’s presentation. None of these reclassifications had an impact on reported net income or cash flows for any of the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable and other receivable and inventory valuation. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Risks and uncertainties

The main operations of the Company are located in Hong Kong and Vietnam. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong and Vietnam, as well as by the general state of the economy in Hong Kong and Vietnam. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2026, 2025 and 2024.

For translation of Vietnamese Dong (“VND”) into USD, the exchange rate used as of March 31, 2026 and 2025, was 26,344 and 25,575 VND per USD, respectively. was applied to translate the balance sheet of J-Long Trims Vietnam Co., Ltd. as of that date. The exchange rate of 26,194 and 25,266 VND per USD, representing the average rate for the period, was applied to translate the income statement and cash-flow items of J-Long Trims Vietnam Co., Ltd. for the year ended March 31, 2026 and 2025, respectively.

Concentrations and risks

Concentration

Significant customers and suppliers are those that account for greater than 10% if the Company’s revenue and purchase, respectively.

During the years ended March 31, 2026, 2025 and 2024, there was nil, one and nil customer generated revenue which accounted for over 10% of the total revenue generated for that year, respectively.

	As of March 31,
	2024	2025	2026
Customer D	4.5%	10.4%	7%

As of March 31, 2026 and 2025, there were one and one customer which accounted for over 10% of the total consolidated accounts receivable, respectively. The details are as follows:

	As of March 31,
	2025	2026
Customer A	0%	17%
Customer C	11%	9%
Customer D	4%	5%

During the years ended March 31, 2026, 2025 and 2024, there were three, two and three suppliers which accounted for over 10% of the total purchases, respectively. The details are as follows:

	As of March 31,
	2024	2025	2026
Supplier B	20%	14%	15%
Supplier C#	29%	28%	28%
Supplier D#	2%	8%	11%
Supplier E	11%	6%	5%

#	Those suppliers are related to the Company

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of March 31, 2026 and 2025, there were two and two suppliers which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31,
	2025	2026
Supplier B	7%	17%
Supplier C#	42%	38%
Supplier D#	10%	6%

#	Those suppliers are related to the Company

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (exclude prepayments), notes receivable and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Company’s financial instrument include cash and cash equivalents, accounts receivable, other current assets, notes receivable, accounts payable, accruals and other current liabilities, bank loans, loans from related parties, lease liabilities and due from and to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains bank accounts in Hong Kong and Vietnam. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$500,000 per depositor per Scheme member, including both principal and interest. There is no deposit insurance protection in Vietnam for corporate deposits.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Notes receivable

Notes receivable represents bank or commercial drafts that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. These notes with two to three months maturity dates were issued by Shanghai Commercial Bank Limited to repay customer’s balance to the Company which bears no interest and no discounted or transferred before maturity during the years ended March 31, 2025 and 2026. All notes receivable has been received subsequently.

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long lived assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company did not record any impairment charges for the years ended March 31, 2024, 2025 and 2026. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Contract liabilities

Contract liabilities were recognized when the Company receives prepayment from customers resulting from purchase order. Contract liabilities will be recognized as revenue when the products are shipped or delivered according to contract term. Contract liabilities were USD 427,110 and USD 855,356 as of March 31, 2025 and 2026, respectively. For the years ended March 31, 2025 and 2026, the beginning balance of contract liabilities of USD 328,747 and USD 426,209 were recognized as revenue.

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Company generally requests customer to check the goods within 7 days upon receipt and do not accept shortage or claim beyond that period. Further, the Company’s liability is limited to either a credit equal to the purchase price or replacement of the defective part. For the years ended March 31, 2026, 2025 and 2024, the Company was not aware of any material claims against the Company in relation to defective products, nor any material product returns from the Company’s customers. As such, the Company does not record a specific warranty reserve or consider activities related to such warranty, if any, to be a separate performance obligation.

The Company typically incurs incremental costs to acquire customer contracts related to the Company’s sales in the form of sales commissions; however, because the expected benefit from these contracts is less than one year, the Company follows the ASC Topic 606 practical expedient and expenses these amounts as incurred.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

The Company disaggregates its revenue by sales term, product categories, and geographic areas which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended March 31, 2026, 2025 and 2024 is as following:

Revenues by sales term

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
CIF	141,728	259,423	436,150
CNF/CFR	751,136	844,234	915,348
EX WORK	22,159,531	32,176,323	34,626,430
DAP	2,382,159	3,847,963	2,717,133
FOB	2,944,115	1,947,147	3,533,696
Total Revenues	28,378,669	39,075,090	42,228,757

Revenues by product categories

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Heat Transfers	20,214,664	28,483,272	31,143,475
Fabrics	3,334,810	3,077,104	4,974,123
Woven Labels and Tapes	975,868	2,587,543	718,185
Sewing Badges	757,465	1,286,086	1,395,040
Piping	446,701	544,141	677,446
Zipper Pullers	451,703	637,400	606,462
Drawcords	185,683	342,167	230,335
Non-Reflective Film	898,252	790,488	927,935
Others	1,113,523	1,326,889	1,555,756
Total Revenues	28,378,669	39,075,090	42,228,757

Revenue by geographic areas

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Asia (excluded Hong Kong and China)	12,481,669	13,349,871	17,889,696
Hong Kong	8,117,692	9,718,300	8,135,135
China	2,770,967	7,758,825	7,062,559
Non-Asia	5,008,341	8,248,094	9,141,367
	28,378,669	39,075,090	42,228,757

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
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling expenses mainly consist of commission paid, out-bound shipping cost, travel expenses, exhibition and promotion fees, share-based compensation and staff costs.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs and directors’ remuneration, travel and transportation expenses, depreciation of property, plant and equipment, CECL provision, inventory write-down, bank charges, professional fee, lease expenses, audit fee and other miscellaneous administrative expenses.

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
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2026, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Recent accounting pronouncements

The Company has adopted Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard enhances segment reporting by requiring disclosure of significant segment expenses, improving interim disclosures, clarifying the use of multiple segment profit or loss measures, adding requirements for single-segment entities, and including other disclosure improvements. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

The Company has adopted Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard enhances enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to an entity’s effective tax rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted this guidance in the March 31, 2026 annual financial statements.

Other FASB-issued standards not yet effective are not expected to materially affect the Company’s consolidated financial statements. The Company will not discuss standards unlikely to impact its financial condition, results of operations, cash flows, or disclosures.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable — third parties, net, consists of the following:

	As of March 31,
	2025	2026
	USD	USD
Accounts receivable – third parties	3,125,187	2,489,516
Less: allowance for credit loss	(22,794)	(22,794)
Accounts receivable, net	3,102,393	2,466,722

Accounts receivable- related parties, net, consists of the following:

	As of March 31,
	2025	2026
	USD	USD
Accounts receivable – related parties	—	36,907
Less: allowance for credit loss	—	—
Accounts receivable, net	—	36,907

The movements in the allowance for credit loss for the years ended March 31, 2025 and 2026 were as follows:

	For the years ended March 31,
	2025	2026
	USD	USD
Balance at beginning of the year	22,794	22,794
Current provision (recoveries)	—	—
Written off	—	—
Balance at end of the year	22,794	22,794

Subsequent to the year ended March 31, 2026, USD 2,164,523 and USD 36,527 of accounts receivable for third parties and related parties have been received, respectively.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

4. INVENTORIES, NET

Inventories consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Raw materials	228,919	478,374
Finished goods	2,837,357	3,800,358
Inventories, net	3,066,276	4,278,732

We write-down inventory for any excess or obsolete inventory or when we believe that the net realizable value of inventory is less than the carrying value. During the years ended March 31, 2026, 2025 and 2024, we recorded write-downs of USD 470,624, USD 186,823 and USD 116,115, respectively, in general and administrative expenses in the consolidated statements of operations. Inventories recognized in cost of goods sold were USD 21,311,442, USD 27,617,837 and USD 27,635,112 for the years ended March 31, 2024, 2025 and 2026, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT AND NON-CURRENT ASSETS, NET

Prepaid expenses and other current assets consists of the following

	As of March 31,
	2025	2026
	USD	USD
Other Receivables, net	307,663	722,921
Deposit	187,787	271,805
Prepayment*	1,710,712	303,207
	2,206,162	1,297,933

Non-Current Portion	178,786	221,243
Current Portion	2,027,376	1,076,690
	2,206,162	1,297,933

*	As of March 31, 2025, the balance was mainly due to the prepaid for the consulting fees and deferred cost for share-based compensation, which were subsequently utilized in the amounts of USD 135,608 and USD 1,241,651, respectively.

6. Leases

The Company leases office, dormitory, warehouse and car parking spaces for varying periods in Hong Kong and Vietnam. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not recorded on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to real estate. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

6. Leases (cont.)

The Company’s rights-of-use assets and lease liabilities recognized in the Consolidated Balances Sheets consist of the following:

	As of March 31,
	2025	2026
	USD	USD
Rights-of-use assets – operating lease	983,097	1,213,030
Operating lease liabilities – current	405,146	466,439
Operating lease liabilities – non-current	615,366	776,854
	1,020,512	1,243,293

The component of lease expenses are as follows:

	As of March 31,
	2024	2025	2026
	USD	USD	USD
Operating lease expense	374,956	454,275	668,687

Other information about the Company’s leases is as follows:

	As of March 31,
	2024	2025	2026
	USD	USD	USD
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flows used in operating leases	379,510	414,715	672,426
Right-of-use assets obtained in exchange for new operating lease liabilities	-	1,338,939	857,403
Weighted-average remaining lease term	0.58 years	3.31 years	2.62 years
Weighted-average discount rate	4.26%	8.49%	6.35%

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

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

6. Leases (cont.)

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2026:

Total
USD
Years ending March 31,
2027	532,453
2028	501,532
2029	271,521
2030	50,770
2031 and thereafter	-
Total undiscounted lease payments	1,356,276
Less: imputed interest	(112,983)
Lease liabilities recognized in the Consolidated Balance Sheet	1,243,293

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of March 31, 2026 and 2025:

	As of March 31,
	2025	2026
	USD	USD
Buildings	3,607,134	3,606,526
Plant and machinery	736,003	983,161
Furniture and fixtures	1,065,880	1,229,500
Motor vehicles	244,701	134,328
Leasehold improvement	295,475	741,197
Construction in progress	177,470	-
Total	6,126,663	6,694,712
Less: accumulated depreciation	(2,901,990)	(3,171,340)
Total property, plant and equipment, net	3,224,673	3,523,372

Depreciation expenses were USD 147,767, USD 221,394 and USD 380,938 recognized for the years ended March 31, 2024, 2025 and 2026, respectively.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

7. PROPERTY, PLANT AND EQUIPMENT (cont.)

The following properties are owned by JLHK and pledged for bank borrowings and leased to two lessees to earn rental income. One property is located at Deerhill Avenue, Flat C, 3/F, Tower 10, Carpark No. 93 at Garage B, Below Towers 7 to 11 of, Deerhill bay with the net book value of USD 910,175 and USD 869,497 as of March 31, 2025 and 2026, respectively. The property was leased to a third party with rental income amounted to USD 33,205, USD 56,923 and USD 52,192 for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. The other property is located at House 20 JC Castle ,18 Shan Tong Road with the net book value of USD 1,144,854 and USD 1,098,770 as of March 31, 2025 and 2026, respectively. The property was leased to Danny Wong (related party) with rental income amounted to USD 76,923, USD 64,103 and USD 64,103 for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

The following is the annual undiscounted cash flows to be received for rental income as of March 31, 2025:

	Property 1	Property 2
	USD	USD
Years ending March 31,
2026	30,833	64,103
2027	-	-
2028	-	-
2029	-	-
2030 and thereafter	-	-
Total undiscounted rental income	30,833	64,103

The following is the annual undiscounted cash flows to be received for rental income as of March 31, 2026:

	Property 1	Property 2
	USD	USD
Years ending March 31,
2027	60,000	51,282
2028	18,065	51,282
2029	-	-
2030	-	-
2031 and thereafter	-	-
Total undiscounted rental income	78,065	102,564

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

8. BANK LOANS

The Company’s bank loans which are all denominated in HKD, consist of:

				As of March 31,
	Type	Interest rate	Maturity dates	2025	2026
				USD	USD
Long-term borrowings:
The Hongkong & Shanghai Banking Corporation Ltd	Mortgage	HIBOR+1.2%	March 2031	—	2,948,718
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027(1)	302,685	—
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027(1)	488,257	—
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	March 2027(2)	134,852	—
Hang Seng Bank Limited	Mortgage	HIBOR+1.4%	December 2026(2)	185,250	—
Hang Seng Bank Limited	Mortgage	HIBOR+1.6%	April 2027(2)	280,783	—
				1,391,827	2,948,718
Current portion of long-term borrowings				685,016	541,519
Non-current portion of long-term borrowings				706,811	2,407,199

(1)	The Company early settled the loan in March 2026.

(2)	The Company early settled the loan in February 2026.

Annual maturities of the Company’s long-term debt which comprise the loan principal payment during the next five years following March 31, 2025 and thereafter are as follows:

Annual maturities
USD
Years ending March 31,
2026	685,016
2027	694,932
2028	11,879
2029	—
2030 and Thereafter	—
1,391,827

Annual maturities of the Company’s long-term debt which comprise the loan principal payment during the next five years following March 31, 2026 and thereafter are as follows:

Annual maturities
USD
Years ending March 31,
2027	541,519
2028	564,624
2029	588,715
2030	613,834
2031 and Thereafter	640,026
2,948,718

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

8. BANK LOANS (cont.)

JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited joint or personal guarantee by the Controlling Shareholder Mr. Danny Tze Ching Wong and an immediate family member of Mr. Danny Tze Ching Wong; and

(b)	Legal charge over properties beneficially owned by JLHK (Note 7), the Controlling Shareholder Mr. Danny Tze Ching Wong and an immediate family member of Mr. Danny Tze Ching Wong.

9. accruals and other current liabilities

Accruals and other current liabilities consists of the following:

	As of March 31,
	2025	2026
	USD	USD
Other payables	290,555	248,115
Accrued expenses	379,185	436,919
Deposit Received	9,487	10,000
	679,227	695,034

10. Accumulated other compreheNsive loss

	Accumulated Other Comprehensive Profit/(Loss)
	Before tax amount	Income tax (expense) or benefit	Net-of-tax	Total
	USD	USD	USD	USD
Balance at March 31, 2023	(496)	82	(414)	(414)
Early redemption of investment in marketable debt securities	496	(82)	414	414
Balance at March 31, 2024	—	—	—	—
Foreign currency translation adjustments	(23,364)	—	(23,364)	(23,364)
Balance at March 31, 2025	(23,364)	—	(23,364)	(23,364)
Foreign currency translation adjustments	35,117	—	35,117	35,117
Balance at March 31, 2026	11,753	—	11,753	11,753

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

11. SELLING EXPENSES

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Commission expenses	160,690	318,780	429,169
Payroll expenses	1,334,551	1,437,423	1,648,118
Marketing and Promotion expenses	269,711	501,979	447,608
Transportation expenses	208,297	276,917	511,345
Share based compensation	—	654,595	1,241,651
Others	95,253	128,724	152,786
	2,068,502	3,318,418	4,430,677

12. GENERAL AND ADMINISTRATIVE EXPENSES

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Professional expenses	157,497	494,767	381,600
Audit fee	175,000	185,000	185,000
Depreciation expenses	147,767	190,540	269,130
Lease expenses	189,508	209,674	297,426
Payroll expense	3,007,987	3,564,075	4,408,593
Staff welfare	43,476	59,899	60,100
Travelling expense	31,119	25,420	23,768
Office expense	142,899	207,589	338,278
Bank charge	69,985	78,944	89,630
Insurance expenses	39,412	63,371	29,764
Entertainment expenses	43,178	61,217	78,619
License expenses	99,123	31,974	67,511
CECL provision (recoveries)	(8,782)	—	—
Inventory write-down	116,115	186,823	470,624
Impairment loss for marketable debt securities	42,291	—	—
Miscellaneous expenses	51,883	181,271	255,532
	4,348,458	5,540,564	6,955,575

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

13. income tax

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

Vietnam

Under the current tax laws in Vietnam, the Company’s subsidiary in Vietnam is subject to a corporate income tax rate of 20%. Additionally, the subsidiary in Vietnam is currently enjoying a preferential tax treatment of “two years of tax exemption followed by four years of 50% tax reduction” for its taxable income.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

13. income tax (cont.)

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Current income tax expenses	139,269	657,621	796,741
Deferred income tax expense (recovery)	(12,428)	(55)	(4,870)
Income tax expense	126,841	657,566	791,871

Income before income taxes for the year ended March 31, 2026 were taxed within the following jurisdictions:

For the year ended March 31, 2026
USD
Pre-tax income/(loss) from Hong Kong entities	5,281,512
Pre-tax income/(loss) from Vietnam entity	43,934
Pre-tax income/(loss) from Cayman & BVI entities	(1,726,569)
Income/(loss) before income taxes	3,598,877

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company adopted ASU 2023-09 on a prospective basis. Pursuant to the disclosure requirements of ASU 2023-09, a reconciliation of the Hong Kong statutory income tax rate to the Company’s effective tax rate for the year ended March 31, 2026, is as follow

	For the year ended March 31, 2026
	USD	%
Hong Kong statutory income tax rate	593,815	16.5
Foreign Tax Effects
—Statutory tax rate difference between HK and Vietnam	(2,856)	-0.1
—Statutory tax rate difference between HK and Cayman & BVI	284,884	7.9
Change in valuation allowance	(33,023)	-0.9
Nontaxable or Nondeductible Items
—Non-taxable income	(72,882)	-2.0
Tax credit allowed by Hong Kong government	(21,538)	-0.6
Others	43,471	1.2
Effective tax rate	791,871	22

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

13. income tax (cont.)

Cash paid for income taxes, net of refunds, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended March 31,2026 is as follows:

For the year ended March 31, 2026
USD
Hong Kong taxes	1,038,785

Reconciliation between the income tax expenses computed applying the Hong Kong and Vietnam enterprise tax rate to income before income taxes and actual provision were as follows:

	For the years ended March 31,
	2024	2025
	USD	USD
Income before income tax	910,501	3,169,906
Caymen Islands statutory income tax rate	0%	0%
Income tax calculated at statutory rate	—	—
(Increase)/decrease in income tax expense resulting from:
Rate differences in various jurisdictions	150,233	722,893
Tax effect of non-taxable income	(6,736)	(49,833)
Tax effect of non-deductible expenditure	17,310	11,374
Tax reduction allowed by Hong Kong government(1)	(21,538)	(21,154)
Tax effect of deductible temporary difference	(12,428)	(5,714)
Income tax expense	126,841	657,566

(1)	One-off tax reduction provided by the Hong Kong government.

	As of March 31,
	2025	2026
	USD	USD
Deferred tax assets	92,026	96,896
Deferred tax liabilities	—	—
Deferred tax assets, net	92,026	96,896

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

13. income tax (cont.)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2025	2026
	USD	USD
Deferred tax assets:
Property, plant and equipment	(22,885)	(26,700)
Inventory write-down	78,705	111,606
Allowance for credit loss	3,761	3,761
Impairment provision for marketable debt securities	32,445	-
Tax loss carryforwards	33,023	8,229
Total deferred tax assets	125,049	96,896
Less: Valuation allowance	33,023	-
Net deferred tax assets	92,026	96,896

14. CAPITAL STOCK

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

Share Re-designation and Re-classification

On August 7, 2025, the Company implemented the re-designation and re-classification of its issued and unissued ordinary shares of par value US$0.000375 each in the share capital of the Company into Class A ordinary shares (1 vote per share) and Class B ordinary shares (20 votes per share), effective the same day. As a result, the 136,000,000 ordinary shares in the share capital of the Company were re-designated into 133,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares, and all the then issued 3,761,701 ordinary shares were concurrently re-designated and re-classified on a one-for-one basis into 1,652,701 Class A ordinary shares and 2,109,000 Class B ordinary shares.

The re-designation and re-classification were accounted for on a prospective basis from the effective date of the change.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

14. CAPITAL STOCK (cont.)

Share Repurchase Program

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. On September 15, 2025, the board of directors of the Company approved a share repurchase program authorizing the repurchase of up to US$5,000,000 of the Company’s Class A ordinary shares in the open market over the next six months. During the year ended March 31, 2026, the Company has repurchased 196,500 shares at the consideration of USD1,143,557 under the program.

As of March 31, 2026, 1,652,701 Class A ordinary shares issued, 1,456,201 Class A ordinary shares outstanding and 2,109,000 Class B ordinary shares issued and outstanding.

15. SHARE-BASED COMPENSATION

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

Under the 2024 Equity Incentive Plan, the Company granted 621,720 shares (post-reverse stock split) at $3.05 per share to four consultants and one employee on November 26, 2024 (155,430, 155,430, 155,430, 77,715, and 77,715 shares respectively) and accrued US$1,241,651 and US$654,595 for selling expenses for the fiscal years ended March 31, 2026 and 2025, respectively. These shares were awarded with no vesting period and are amortized straight-line over the service period for 1 year tied to specified tasks.

16. EARNING PER SHARE

The holders of the Company’s Class A and Class B common stock (together, “common stock”) have identical liquidation and dividend rights but different voting rights. Accordingly, the Company present the earnings per share (EPS) for Class A and Class B common stock together. The following table shows the computation of basic and diluted earnings per share:

	For the years ended March 31,
	2024	2025	2026
	USD	USD	USD
Net income attributable to common stockholders	783,660	2,593,248	2,765,465

Weighted average basic and diluted shares	3,024,932	3,255,822	3,667,169

Basic and diluted earnings per share	0.26	0.80	0.75

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

Based on the internal management reporting and assessment, the Company determined that it operates in two reportable segments: Hong Kong Trading and Vietnam Manufacturing for the years ended March 31, 2026 and 2025. And there was only one segment for the year ended March 31, 2024. Segment net income (loss) excludes general corporate administrative expenses and selling expense including corporate functional costs relating to legal and professional expenses and share-based compensation that are managed centrally at the corporate level and are excluded from the measure of segment performance reviewed by the CODM.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

17. SEGMENT INFORMATION (cont.)

The following tables present the Company’s segment information for the year ended March 31, 2026 and 2025:

	2025	2026
	USD	USD
Revenue
— Hong Kong Trading	39,003,807	41,891,540
— Vietnam Manufacturing	546,560	2,659,685
Elimination of internal transaction	(465,277)	(2,322,468)
Toal Revenue	39,075,090	42,228,757
Cost of sales
— Hong Kong Trading	27,898,276	28,162,843
— Vietnam Manufacturing	384,852	2,010,445
Elimination of internal transaction	(465,277)	(2,287,296)
Total Cost of sales	27,817,851	27,885,992
Gross Profit
— Hong Kong Trading	11,105,531	13,728,697
— Vietnam Manufacturing	151,708	614,068
Total Gross Profit	11,257,239	14,342,765
Selling Expenses
— Hong Kong Trading	2,663,823	3,058,826
— Vietnam Manufacturing	-	130,200
— Corporate	654,595	1,241,651
Total Selling expenses	3,318,418	4,430,677
General and Administrative Expenses
— Hong Kong Trading	4,817,053	6,097,163
— Vietnam Manufacturing	317,654	372,081
— Corporate	405,857	486,331
Total General and Administrative expenses	5,540,564	6,955,575
Segment net income (loss)
— Hong Kong Trading	3,723,602	4,482,762
— Vietnam Manufacturing	(165,116)	52,210
— Corporate	(1,046,146)	(1,727,966)
Total Segment net income (loss)	2,512,340	2,807,006
Segment assets
— Hong Kong Trading	20,702,700	25,433,760
— Vietnam Manufacturing	2,670,737	3,635,206
— Corporate	5,206,104	3,485,590
Elimination of internal transaction	(5,125,404)	(4,583,113)
Total Segment assets	23,454,137	27,971,443
Capital expenditure
— Hong Kong Trading	36,580	410,129
— Vietnam Manufacturing	984,915	283,603
Total Capital expenditure	1,021,495	693,732
Long-lived assets
— Hong Kong Trading	2,553,768	3,112,145
— Vietnam Manufacturing	1,654,002	1,624,257
Total Long-lived assets	4,207,770	4,736,402

18. CONTINGENCY AND COMMITMENTS

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of these consolidated financial statements.

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

19. RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Danny Tze Ching Wong	Director, Chairman of the Board of Director and Controlling Shareholder
Mr. Edwin Chun Yin Wong	Director and Chief Executive Office, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun	The spouse of Mr. Danny Tze Ching Wong
Guangdong Rongmian Accessories Technology Co., Ltd.	A company owned as to 40% by Mr. Wong Chun Yin Edwin
Jiaxing Newsole Reflective Material Co., Ltd.	A company owned as to 90% by New Sole (Shanghai) Technology Ltd, which is owned as to 33% by Mr. Danny Tze Ching Wong
New Sole (Shanghai) Technology Ltd	A company owned as to 33% by Mr. Danny Tze Ching Wong
Charm Vision Holdings Limited	A company 99.9% owned by Mr. Danny Tze Ching Wong
J-Long Group Ltd	A company owned as to 10% by Mr. Danny Tze Ching Wong and 90% by Mr. Edwin Chun Yin Wong
Mega Image Production Limited	A company owned as to 90.91% by Charm Vision Holdings Limited and 9.09% by Mr. Danny Tze Ching Wong
Xsafe Limited	A company wholly owned by Mr. Danny Tze Ching Wong
Everlink Enterprises Limited	A company wholly owned by Mr. Danny Tze Ching Wong
J-Long Vietnam Company Limited	A company wholly owned by Mr. Danny Tze Ching Wong
J-Long Trims Pte. Ltd.	The Company is controlled by controlling shareholder of Guangdong Rongmian Accessories Technology Co., Ltd, and Wong Tze Ching is the director of the Company, and hold 49.00% stake in J-Long Trims Vietnam Co., Ltd.
Guanrong Technology (Shaoguan) Co., Ltd.	A company owned as to 20% by Mr. Edwin Wong

a.	Accounts receivable, net — related parties

Related parties consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Name
Guanrong Technology (Shaoguan) Co., Ltd.	—	16,022
J-Long Vietnam Company Limited	—	20,885
Subtotal	—	36,907
Less: allowance for credit loss	—	—
Total account receivable, net -related parties	—	36,907

b.	Due from related parties

Related parties consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Name
J-Long Vietnam Company Limited	2,995	—
J-Long Group Ltd	1,639	1,639
Total due from related parties	4,634	1,639

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

19. RELATED PARTY TRANSACTIONS (cont.)

The advance due from related parties were unsecured, interest free and without fixed terms of repayment.

c.	Accounts payable — related parties

Related parties consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	1,785,191	1,787,430
New Sole (Shanghai) Technology Ltd	429,630	288,728
Jiaxing Newsole Reflective Material Co., Ltd.	123,346	—
Total account payable – related parties	2,338,167	2,076,158

d.	Loans from related parties

Related parties consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Name
J-Long Trims Pte. Ltd.	200,000	438,248

The Company has two loans from a related party, each with an original term of 12 months. The first loan commenced in March 2025 and was extended for an additional 12 months during the year ended March 31, 2026. The second loan commenced in July 2025. The terms of the loans may be further extended by mutual written agreement of the parties. The loans bear interest at 4% per annum, with interest payable upon maturity. Interest expense for the years ended March 31, 2026 and 2025 was US$14,944 and US$504, respectively. Accrued interest payable as of March 31, 2026 and 2025 was US$15,341 and US$507, respectively.

e.	Prepaid expenses and other current assets, net

			As of March 31,
Name	Nature	Classification	2025	2026
			US$	US$
Guangdong Rongmian Accessories Technology Co., Ltd	Commission receivable	Prepayment, deposit and other receivable	46,854	60,524
Jiaxing Newsole Reflective Material Co., Ltd.	Other receivable	Prepayment, deposit and other receivable	—	168,921
Charm Vision Holdings Limited	Security deposit	Prepayment, deposit and other receivable	—	12,648
Everlink Enterprises Limited	Security deposit	Prepayment, deposit and other receivable	—	2,893
			46,854	244,986

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

19. RELATED PARTY TRANSACTIONS (cont.)

f.	Due to related parties

Related parties consisted of the following:

	As of March 31,
	2025	2026
	USD	USD
Name
Mr. Danny Tze Ching Wong	—	134,059
J-Long Vietnam Company Limited	—	52,319
Total due to related parties	—	186,378

The advance due to related parties were unsecured, interest free and without fixed terms of repayment.

g.	Commission income from a related party

	For the Years Ended March 31,
	2025	2026
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	111,326	118,596

h.	Sales to a related party

	For the Years Ended March 31,
	2025	2026
	USD	USD
Name
Guanrong Technology (Shaoguan) Co., Ltd.	—	49,045
J-Long Vietnam Company Limited	—	52,177
Total	—	101,222

i.	Purchase from related parties

	For the Years Ended March 31,
	2025	2026
	USD	USD
Name
Guangdong Rongmian Accessories Technology Co., Ltd	7,808,587	7,874,751
New Sole (Shanghai) Technology Ltd	2,198,891	3,028,986
Jiaxing Newsole Reflective Material Co., Ltd.	990,417	842,510
J-Long Vietnam Company Limited	66,110	17,175
Total	11,064,005	11,763,422

J-LONG GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

19. RELATED PARTY TRANSACTIONS (cont.)

j.	Administrative service provided by related party

	For the Years Ended March 31,
	2025	2026
	USD	USD
Name
J-Long Vietnam Company Limited	128,539	111,705

k.	Other related party transactions

Mr. Danny Tze Ching Wong provide guarantee in connection with certain loans the Company borrowed (see Note 8).

l.	Operating lease with related party

During April 2022, the Company entered into four lease agreements with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD 216,831 and USD 216,831 for the year ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD 1,564, USD 2,812, USD 5,460 and USD 2,812 respectively. As of March 31, 2025 and 2026, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 159,090 and USD 12,589 respectively, and the corresponding operating lease right-of-use assets of USD 155,058 and USD 11,927 respectively, for J-Long’s office and warehouse lease.

During January 2023, the Company entered into a lease agreement with Charm Vision Holdings Limited, which is 99.9% owned by Mr. Danny Tze Ching Wong, for the carpark. The lease term is two years. We paid aggregate rent related to carpark was USD 3,077 and USD 12,308 for the years ended March 31, 2023 and 2024, respectively. The leases agreement has been renewed during May 2024, the lease term is two years, and the monthly rent is USD 718. The lease has been early terminated in October 2025. As of March 31, 2025 and 2026, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 9,031 and USD nil respectively, and the corresponding operating lease right-of-use assets of USD 8,801 and USD nil respectively, for carpark lease.

During October 2023, the Company entered into three lease agreements with Everlink Enterprises Limited, which is wholly owned by Mr. Danny Tze Ching Wong, for J-Long’s office and warehouse lease. The lease term is two years. We paid aggregate rent related to J-Long’s office and warehouse was USD 62,972 and USD 143,192 for the years ended March 31, 2023 and 2024, respectively. Those lease agreements have been renewed during May 2024, the lease term is two years, and the monthly rent is USD 5,460, USD 1,399 and USD 1,494 respectively. One of the lease has been early terminated in November 2025. As of March 31, 2025 and 2026, the Company recognized operating lease liabilities, including both current and noncurrent portions, in the amount of USD 105,063 and USD 2,879 respectively, and the corresponding operating lease right-of-use assets of USD 102,399 and USD 2,728 respectively, for J-Long’s office and warehouse lease.

m.	Rental income from related party

Mr. Danny Tze Ching Wong was living in one of the properties which was owned by the Company. For the years ended March 31, 2026 and 2025, the Company’s rental income from related party was approximately USD 64,103 and USD 64,103, respectively.

20. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2026, up through the date that these consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require recognition or disclosure in these consolidated financial statements.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1*	Description of Securities
4.1	Form of Indemnification Agreement between the registrant and its officers and directors incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 9, 2023
4.2	Form of Director Agreement between the registrant and its directors incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.3	Form of Independent Director Agreement between the registrant and its independent directors incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.4	Form of Employment Agreement between the registrant and its officers incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.5	Bank Facilities dated June 10, 2022 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.6	Bank Facilities dated April 18, 2023 between JLHK and Hang Seng Bank Limited incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 21, 2023
4.7	Agreement for Sale and Purchase dated October 11, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.8	Agreement for Sale and Purchase dated October 20, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.9	Agreement for Sale and Purchase dated October 27, 2022 between JLHK and Everlink Enterprises Limited incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
4.10	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.11	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.12	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.13	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025

4.14	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.15	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.16	Lease Contract, by and between Everlink Enterprises Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.17	Employment Agreement dated July 22, 2024 with Mr. Edwin Wong incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.18	Employment Agreement dated July 22, 2024 with Mr. Danny Wong incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
4.19	Lease Contract, by and between Charm Vision Holdings Limited and JLHK, dated as of May 2, 2024 incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.20	Lease Contract, by and between VSC Industrial Construction & Service Co. Limited and JLVN, dated as of June 13, 2024 incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.21	Lease Contract, by and between Ms. LETHJUY(Vo), Mr. KHUC VAN LUAN and JLVN, dated as of August 12, 2024 incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on July 28, 2025
4.22*	Form of Tenancy Agreement, by and between Fung Properties (HKS) Limited and JLHK
4.23*	Licence Agreement, by and between Fung Properties (HKS) Limited and JLHK, dated as of September 30, 2025
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
11.2	Insider Trading Policy incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.2	Amended Audit Committee Charter incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
15.3	Nominating Committee Charter incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.4	Compensation Committee Charter incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 19, 2023
15.5	Amended Compensation Committee Charter incorporated by reference to Exhibit 15.5 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
97.1	Compensation Recovery Policy incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on July 31, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated: July 28, 2026.	/s/ Edwin Chun Yin Wong
Edwin Chun Yin Wong, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: July 28, 2026.	/s/ Terrence Chun Sing Mak
Terrence Chun Sing Mak, Chief Financial Officer (Principal Financial and Accounting Officer)